As confidentially submitted to the Securities and Exchange Commission on July 20, 2021 as Amendment No. 4 to the initial confidential submission. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

AEON BIOPHARMA, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	45-4777018
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4040 MacArthur Blvd., Suite 260

Newport Beach, California 92660

Telephone: (949) 354-6499

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Marc Forth

Chief Executive Officer

4040 MacArthur Blvd., Suite 260

Newport Beach, California 92660

Telephone: (949) 354-6499

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

B. Shayne Kennedy Drew Capurro Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 Telephone: (714) 540-1235 Fax: (714) 755-8290	Arthur McGivern Seo Salimi Nicole Daley Goodwin Procter LLP 100 Northern Ave. Boston, Massachusetts 02210 Telephone: (617) 570-1000 Fax: (617) 523-1231

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or and “emerging growth company.” See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	X	Smaller reporting company	X

		Emerging growth company	X

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  X

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.0001 per share	$	$

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	The proposed maximum aggregate offering price includes the offering price of additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED        , 2021

PRELIMINARY PROSPECTUS

Shares

Common Stock

This is an initial public offering of shares of common stock of AEON Biopharma, Inc. All shares of common stock are being sold by the company.

Prior to this offering, there has been no public market for the common stock.  The initial public offering price is expected to be between $     and $     per share. We intend to apply to list our common stock on the Nasdaq Global Market, or Nasdaq, under the symbol “AEON.”

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our common stock involves a high degree of risk. See the section titled “Risk Factors” beginning on page 13 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1) See “Underwriting” for additional information regarding compensation payable to the underwriters.

We have granted the underwriters a 30-day option to purchase up to               additional shares of common stock from us at the initial public offering price, less the underwriting discounts and commissions, solely to cover the underwriters’ option to purchase additional shares.

The underwriters expect to deliver the shares against payment in New York, New York on                    , 2021.

Wells Fargo Securities	Cantor
Mizuho Securities
H.C. Wainwright & Co.

Prospectus dated       , 2021.

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We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of its date.

Through and including        , 2021 (the 25th day after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

i

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Trademarks

“AEON BIOPHARMA”, the AEON Biopharma logo and other trademarks, trade names or service marks are the property of AEON Biopharma, Inc. All other service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.

Market And Industry Data

This prospectus contains estimates, projections and other statistical data and information concerning our industry, our business and the markets for our product candidate for our proposed therapeutic indications. Some data and statistical information contained in this prospectus are based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources, our internal research and knowledge of the industry and market in which we operate.

This information, to the extent it contains estimates or projections, involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates or projections. Industry publications and other reports we have obtained from independent parties generally state that the data contained in these publications or other reports have been obtained in good faith or from sources considered to be reliable, but they do not guarantee the accuracy or completeness of such data. The industry in which we operate is subject to risks and uncertainties due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

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Prospectus Summary

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth under the sections titled “Risk Factors,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See the section titled “Special Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, we use the terms “the Company,” “the company,” “we,” “us” and “our” in this prospectus to refer to AEON Biopharma, Inc. and its consolidated subsidiaries.

Overview

We are a clinical stage biopharmaceutical company focused on developing our proprietary botulinum toxin complex, ABP-450 (prabotulinumtoxinA) injection, or ABP-450, for debilitating medical conditions, with an initial focus on the neurology and gastroenterology markets. We plan to develop ABP-450 to address the estimated $2.2 billion global therapeutic botulinum toxin market, which is projected to grow to $4.4 billion in 2027.  ABP-450 is the same botulinum toxin complex that is currently approved and marketed for cosmetic indications by Evolus, Inc., or Evolus, under the name Jeuveau. ABP-450 is manufactured by Daewoong Pharmaceuticals Co., Ltd., or Daewoong, in compliance with current Good Manufacturing Practice, or cGMP, in a facility that has been approved by FDA, Health Canada and EMA to manufacture Jeuveau in the United States and Nuceiva in Canada and the European Union.  We have exclusive development and distribution rights for therapeutic indications of ABP-450 in the United States, Canada, the European Union, the United Kingdom, and certain other international territories. We have built a highly experienced management team with specific experience in biopharmaceutical and botulinum toxin development and commercialization.

Botulinum toxins have proven to be a highly versatile therapeutic biologic, with over 230 therapeutic uses documented in published scientific literature and 10 approved therapeutic indications in the United States. Our initial development programs for ABP-450 are directed at migraine, cervical dystonia and gastroparesis. We selected these initial indications based on a comprehensive and proprietary product assessment screen designed to identify indications where we believe ABP-450 can deliver significant value to patients, physicians and payors and where its clinical, regulatory and commercial characteristics suggest viability. We believe that ABP-450 has application in a broad range of indications and we plan to continue to explore additional indications that satisfy our product assessment screens.

Our Investigational New Drug, or IND, application for ABP-450 as a preventative treatment for migraine was accepted by U.S. Food and Drug Administration, or FDA, in the fourth quarter of 2020 and we initiated enrolling patients for our Phase 2 clinical study in the first quarter of 2021.  We plan to announce preliminary blinded data related to our migraine study in late 2021, with topline data expected in the second half of 2022.  Our IND application for ABP-450 as a treatment for cervical dystonia was accepted by FDA in the third quarter of 2020 and we initiated our Phase 2 clinical study in the first quarter of 2021.  We plan to announce topline data in early 2022.  In December 2019, we

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initiated a preclinical gastroparesis study. We expect to complete this preclinical study in the third quarter of 2021. Following the preclinical study, we expect to submit an IND to FDA in late 2021 to support the initiation of a Phase 2a clinical study in 2022.

ABP-450 has the same 900 kilodalton, or kDa, complex size as Botox. We believe physicians generally prefer the performance characteristics of the complete 900 kDa botulinum toxin complex for therapeutic uses and that this characteristic will provide ABP-450, if approved, a competitive advantage over other non-Botox therapeutic botulinum toxins currently on the market or in development. ABP-450, if approved, will be the only therapeutic botulinum toxin with significantly similar physiochemical properties as Botox.

We license ABP-450 from Daewoong, a South Korean pharmaceutical manufacturer, and have exclusive development and distribution rights for therapeutic indications in the United States, Canada, the European Union, the United Kingdom, and certain other international territories. Daewoong licenses the same 900 kDa botulinum toxin to Evolus, for cosmetic indications, which it markets and sells under the name Jeuveau. Prior to licensing the botulinum toxin complex to Evolus, Daewoong conducted a broad preclinical development program for ABP-450 that was primarily focused on safety to support any clinical indication. Subsequently, Evolus completed a comprehensive clinical development program of the same botulinum toxin complex and has received approval from regulatory authorities in the United States, the European Union and Canada to market and sell Jeuveau in the United States and Nuceiva in Canada and the European Union for the temporary improvement in the appearance of moderate to severe glabellar, or frown, lines in adults. Over 2,100 adult subjects with moderate to severe glabellar lines at maximum frown participated in Evolus’ clinical development program, and each of Evolus’ Phase 3 clinical studies successfully met their respective primary safety and efficacy endpoints. While none of these preclinical or clinical programs specifically contemplated any therapeutic uses of ABP-450, given that the FDA’s regulatory requirements are generally the same for the cosmetic or therapeutic use of a toxin, we believe that the positive data derived from these preclinical and clinical studies will support the clinical development and anticipated future safety labeling of ABP-450 for migraine and cervical dystonia at all contemplated dose ranges.

We plan to pursue approval of an original Biologics License Application, or BLA, that exclusively contemplates therapeutic indications for ABP-450, which we believe could improve reimbursement amounts for ABP-450, if approved. Existing botulinum toxins, including Botox, are approved under a single BLA for both therapeutic and cosmetic indications. As a result, other botulinum toxins are required to include the sales prices of both therapeutic and cosmetic botulinum toxin sales when calculating the average selling price, or ASP, that is used to determine the reimbursement amount physicians receive for therapeutic usage. The inclusion of a lower cosmetic sales price in the calculation of ASP can cause physicians to lose money when treating patients with existing botulinum toxins and also creates a deterrent to providing payors and/or providers with rebates or other financial incentives. If we are successful in obtaining an original BLA for therapeutic indications of ABP-450, the ASP for ABP-450 would be calculated using only therapeutic sales, which we believe would facilitate consistent and favorable reimbursement to physicians when they choose to use ABP-450 for therapeutic treatments, as well as the ability to provide payors and/or providers with rebates and other financial incentives. This traditional pricing model would be unique to us within the current therapeutic neurotoxin market.

We believe ABP-450 could have therapeutic applications in a broad range of debilitating medical conditions and we intend to continue to leverage our product assessment screening process to identify additional indications for future development. Our management team possesses significant and relevant experience in the botulinum toxin industry in both drug development and commercialization, and we believe they are uniquely qualified to successfully develop and commercialize ABP-450 to enhance the lives of patients that suffer from debilitating medical conditions.

Our Pipeline

Migraine

Migraine is a complex neurological condition characterized by recurrent episodes of headaches. Patients that suffer from migraine headaches experience symptoms including throbbing recurring pain, nausea, vomiting, dizziness and sensitivity to light, sound, touch and smell. Migraine attacks usually last between four and 72 hours.

Industry sources and published research estimate that approximately 15.1% of U.S. adults experience migraine or severe headache.  Based on U.S. census data from 2017, this represents approximately 40 million people in the United States.  When the U.S. is combined with the estimated 1 billion people worldwide that suffer from migraines, migraine is the third most prevalent illness in the world.

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Using prevalence rates from various published sources, we estimate that approximately 4.0 million in the United States suffer from chronic migraines, defined as migraine occurring on 15 or more days per month and headache lasting for four or more hours per day, and 9.4 million people in the United States suffer from episodic migraines, defined as migraine occurring from six to 14 times per month.  In 2006, the American Migraine and Prevalence and Prevention Study determined that only approximately 56% of patients are diagnosed with migraine and an even smaller percentage actually receive prophylactic treatment. We believe our target market consists of the combined population of patients experiencing six or more migraines per month in the United States, which represents approximately 13.4 million patients.  Based on our proposed treatment protocol and anticipated pricing, we estimate our target market to represent a potential U.S. market opportunity of approximately $65 billion. While the current global therapeutic botulinum toxin market is estimated to be $2.2 billion and projected to grow to $4.4 billion in 2027, we believe these market estimates are constricted due to the significant number of untreated and undiagnosed patients, as well as a lack of approved indications for botulinum toxin. As patients evolve from treating lower to higher frequency episodic migraine and for those patients that develop chronic migraine, preventive treatments become a more important part of the overall approach.  We believe that the migraine prevention market will expand as patient and physician awareness and diagnosis rates for migraine increase due in part to market growth of injectable monoclonal antibody therapies that target calcitonin gene-related peptide inhibitors, or CGRPs, as well as the introduction of oral CGRP for migraine prevention into the market.

We are developing ABP-450 for the preventative treatment of migraine, which is inclusive of both chronic migraine and episodic migraine. Migraine treatment is broadly divided into two strategies: acute and prophylactic treatment. The primary goal of acute treatment is to provide relief from the pain and associated symptoms after a migraine attack has started. The primary goal of prophylactic, or preventative, treatment is to preemptively decrease the frequency, severity and duration of future migraine attacks. The use of botulinum toxins is generally a third-line therapy in the prophylactic treatment of migraine patients. As a third-line treatment, Botox is the only botulinum toxin approved by the FDA for prophylaxis of headaches in adult patients with chronic migraine and with a patented treatment protocol that designates a total dose of 155 units into 31 injection sites across seven areas of the head and neck. There is no botulinum toxin approved for prevention of episodic migraine.  Another third-line treatment for migraine, referred to as CGRP-targeting medications, has recently been approved.  CGRPs, or calcitonin gene-related peptides, are present in many organs in the body and when released around the nerves of the head, they can cause inflammation and result in migraines.  CGRP-targeting medications seek to block the peptide itself in an effort to prevent the migraine.  FDA-approved CGRPs include Aimovig, Emgality and Ajovy.

Our Phase 2 clinical study utilizes our patent-pending injection protocol. We believe that, if approved, our proprietary injection protocol would differentiate ABP-450 from Botox as a third-line therapy for the prevention of chronic migraine and establish a new treatment option for the prevention of episodic migraine. Our novel injection protocol is also designed to simplify the administration of ABP-450 and mitigate some of the risk of common adverse events associated with Botox’s approved injection regimen, which include eyelid ptosis, commonly known as “drooping eyelid,” neck pain and muscle weakness. We believe our proposed treatment protocol, as combined with our exclusive focus on therapeutic indications and the same 900 kDa property as Botox, would create a compelling pharmacoeconomic opportunity to payors, while enhancing the physician and patient treatment experience.

FDA accepted an IND for our Phase 2 clinical study studying ABP-450 for the prevention of migraine in the fourth quarter of 2020 and we initiated enrolling patients in the first quarter of 2021, and began patient dosing in the second quarter of 2021. We plan to enroll 690 patients into the randomized, double-blind, placebo-controlled study across approximately 60 study sites in the United States, Canada and Australia.  This study will include migraine patients that experience six or more migraines per month, which is inclusive of chronic migraine patients that experience 15 or more migraines per month, as well as certain episodic migraine patients that experience six to 14 migraines per month.  Patients enrolled in the study will receive two injection cycles using our proprietary injection protocol at a low dose of 150 units utilizing 22 active injection sites and four placebo injection sites, high dose of 195 units utilizing 26 active injection sites, with patients evenly split among the three arms.  We plan to announce preliminary blinded data related to our migraine study in late 2021, with topline data expected in the second half of 2022.

Cervical Dystonia

Cervical dystonia, also known as spasmodic torticollis, is a neurological condition characterized by involuntary muscle contractions of the neck which may present as spasms, contractions or abnormal posture. It is a chronic condition with no cure, causing significant pain and challenges to mobility due to abnormal postures, affecting quality of life and daily activities. Botulinum toxin is the standard of care for the treatment of cervical dystonia, helping to improve pain,

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posture, and disability. We estimate based on U.S. census data and published clinical studies that there are approximately 50,000 addressable cervical dystonia patients in the United States, of which 30,000 are currently treated.  Based on our proposed treatment protocol and anticipated pricing, we estimate that the addressable cervical dystonia patients represent a potential U.S. market opportunity of approximately $360 million.

FDA accepted an IND for our Phase 2 clinical study studying ABP-450 for the treatment of cervical dystonia in the third quarter of 2020 and we initiated enrolling patients and dosing in the first quarter of 2021. This clinical study will include 60 patients across approximately 40 sites in the United States. The clinical study patients will be randomized in a 1:1:1:1 ratio, receiving low dose 150 units of ABP-450, medium dose 250 units of ABP-450, high dose 350 units of ABP-450, or placebo.  Due to the nature of the disease, dosing in initial sessions will be tailored to the individual patient based on the patient’s head and neck position, localization of pain, muscle hypertrophy, patient response, and adverse event history.  The safety and efficacy of the three dose cohorts of ABP-450 or placebo will be evaluated over a maximum of 20 weeks.  At the completion of the Phase 2 clinical study, all patients, irrespective of treatment group, will have the option to receive treatment with ABP-450 by rolling over into a 52 week open-label extension study.  We expect to report topline data from this clinical study in early 2022.

Gastroparesis

Gastroparesis is a gastrointestinal disorder characterized by the slowing or stoppage of movement of food and liquid from the stomach to the small intestine. We estimate based on U.S. census data and published clinical studies that there are approximately 400,000 addressable gastroparesis patients in the United States, of which over 200,000 have moderate to severe symptoms and would be eligible for treatment with a botulinum toxin.  Based on our proposed treatment protocol and anticipated pricing, we estimate that the addressable gastroparesis patients represent a potential U.S. market opportunity of approximately $900 million.

We believe that an unmet need for the treatment of gastroparesis exists and, if approved, ABP-450 could serve as an effective third-line treatment for patients that do not achieve effective results with first-line diet therapy and second-line medication or discontinue use of medication due to poor tolerability.  Metoclopramide is currently the only drug approved by the FDA for the treatment of gastroparesis with limited usage due to significant side effects, including extrapyramidal effects.  In a research study report published in February 2017 by the International Foundation of Functional Gastrointestinal Disorders, 60% of gastroparesis patients are not satisfied with current treatments.

In December 2019, we initiated a preclinical study of ABP-450 related to the treatment of gastroparesis. We expect to complete this preclinical study in the third quarter of 2021 and use the data to support an IND submission in late 2021.  If our IND is accepted, we expect to initiate a Phase 2a clinical study in 2022 to study the safety and efficacy of injecting a therapeutic dose of ABP-450 through a sclerotherapy needle into the pyloric sphincter.

Our Strategy

Our goal is to change patients’ lives by enhancing the therapeutic botulinum toxin treatment paradigm for patients suffering from debilitating conditions. To achieve this goal, we plan to:

•	Develop and seek regulatory approval for ABP-450 in our initial indications;
•	Expand the field of therapeutic applications for botulinum toxins;
•	Enhance the economics of botulinum toxin treatments to drive value for payors and physicians; and
•	Participate in the growing therapeutic botulinum toxin market by optimizing value of ABP-450.

Our Competitive Strengths

We believe the successful pursuit of our strategy will be driven by the following competitive strengths:

•

Well-Established 900 kDa Botulinum Toxin Complex.  ABP-450 is the same botulinum toxin complex that has been approved by regulatory authorities in the United States, the European Union and Canada for a cosmetic indication. To receive these global approvals, Daewoong and Evolus have completed rigorous clinical development programs using Botox as an active comparator and consistently showed that ABP-450 was non-inferior to Botox at doses ranging from 20 units to 360 units. While we have not yet demonstrated

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non-inferiority of ABP-450 to Botox, we expect to design our studies, if successful, to demonstrate that one unit of ABP-450 will produce a substantially similar effect as one unit of Botox. We believe the similar 900 kDa molecular weighting of the two products will facilitate physician adoption of ABP-450 more rapidly and sustainably than other botulinum toxins that compete with therapeutic uses of Botox.

•

ABP-450 Has Potential Application Across a Broad Range of Indications. ABP-450 is a single product candidate that we believe can produce a diverse product development platform spanning a broad spectrum of indications. We believe that our cervical dystonia program has an established regulatory pathway that, if successful, would allow us to participate in an established market. Our migraine program, if successful, represents an important expansion of treatments available in the $17.8 billion episodic migraine market, combined with a streamlined injection protocol for all indicated migraine patients. Our gastroparesis program, if successful, would be a novel indication for botulinum toxins in a market characterized by high unmet need and low competitive intensity. We have identified six additional, undisclosed therapeutic indications that we intend to pursue that offer similar market opportunities.

•

Differentiated Business Model Designed to Deliver Enhanced Value to Payors and Physicians. We believe our exclusive focus on developing ABP-450 for therapeutic indications provides us with a competitive advantage against current and known prospective botulinum toxin competitors.  We believe this focus will enable us to pursue an original BLA dedicated to therapeutic uses of ABP-450 that, if obtained, would allow physicians to receive consistent and favorable reimbursement from payors, while also providing us with the flexibility to provide economic incentives, including rebates, to payors and/or providers. Market competitors that receive marketing approval for their botulinum toxin products have traditionally obtained an original BLA for their initial indication, with follow-on supplemental BLAs as they expand their product labels to include cosmetic and therapeutic indications.  As a consequence of that structure, the ASPs for therapeutic reimbursement are negatively affected by promotional activity associated with cosmetic pricing.  If we receive an original BLA, we believe that we will not have a negative pricing influence from cosmetic indications, which should allow us to uniquely manage our ASP in a manner that enhances value to payors and physicians.

•

Management Team with Significant and Relevant Experience and Expertise in the Therapeutic Use of Botulinum Toxins. Our management team has extensive experience in the botulinum toxin market, in multiple therapeutic areas, in the development, market launch and commercialization of major medical products, execution and integration of business development transactions and understanding of the regulatory environment of the healthcare markets.

Historical Background and Restructuring

We were formed in 2012 and, in our early history, acquired numerous controlling and non-controlling ownership interests in several different businesses that we have since disposed of. We wholly owned Evolus prior to its initial public offering in February 2018. Evolus was included in our consolidated results through May 2019, when we determined that we no longer held control and deconsolidated the entity and recorded the fair value of the retained equity interest in Evolus. Until September 2020, we also operated a business that provides introductory financing services on a limited basis to patients to pay for elective medical procedures and owned a non-controlling interest in a private company. Through the third quarter of 2020, results from the patient financing business are reflected in our results of operations and ownership interest in the private company is reflected on our balance sheet, each of which were immaterial to our financial results.

In September 2018, we exercised a contractual option with Daewoong to obtain exclusive development and distribution rights for ABP-450 for therapeutic indications; our license and supply agreement with Daewoong was subsequently executed in December 2019. Since acquiring those therapeutic rights in 2018, we have devoted substantially all our efforts to identify and recruit personnel, design clinical studies, and seek regulatory approval for our ABP-450 product candidate for therapeutic applications. In May 2019, we hired Marc Forth to be our Chief Executive Officer, and subsequently have devoted significant resources to applying our portfolio planning screening process to construct and execute our development strategy for ABP-450.

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In January 2020, we contributed our interest in Evolus to a newly formed entity in exchange for membership units, and then distributed all of the units of said entity to our existing stockholders. In September 2020, we contributed the patient financing business and our non-controlling interest in another private company each to a newly formed entity in exchange for membership units, and then distributed all of the units of said entities to our existing stockholders. We refer to these transactions collectively as the Divestiture Transactions. As such, our business is now exclusively focused on developing ABP-450 for debilitating medical conditions.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making a decision to invest in our common stock. These risks are more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•

We have a limited operating history and have incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future. If we ever achieve profitability, we may not be able to sustain it.

•

Our future success currently depends entirely on the successful and timely regulatory approval and commercialization of our only product candidate, ABP-450. The development and commercialization of pharmaceutical products is subject to extensive regulation, and we may not obtain regulatory approvals for ABP-450 in any of the indications for which we plan to develop it on a timely basis or at all.

•

We currently rely solely on Daewoong to manufacture ABP-450, and any production or other problems with Daewoong or our relationship with Daewoong would materially and adversely affect our development or commercialization of ABP-450.

•	Adverse outcomes in litigation to which we or Daewoong are party could have a material adverse effect on our business.
•

The COVID-19 pandemic has had, and may continue to have, an adverse effect on our operations, as well as the business or operations of our manufacturers, clinical research organizations or other third parties with whom we conduct business.

•	We may not be successful in obtaining an original BLA that contemplates exclusively therapeutic uses of ABP-450.
•

Even after this offering, we will require additional financing to fund our future operations, and a failure to obtain additional capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our operations.

•

We have concluded that we do not have sufficient cash to fund our operations and to meet our obligations as they become due within one year from the date that our consolidated financial statements are issued, and as a result, there is substantial doubt about our ability to continue as a going concern.

•

If we are unable to adequately protect our intellectual property rights, or if we are accused of infringing on the intellectual property rights of others, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

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Our Corporate Information

We were incorporated under the laws of the State of Delaware on February 24, 2012 under the name Alphaeon Corporation. On December 18, 2019, we changed our company name to AEON Biopharma, Inc. Our principal executive offices are located at 4040 MacArthur Blvd., Suite 260, Newport Beach, California 92660, and our telephone number is (949) 354-6499. Our corporate website address is www.aeonbiopharma.com. Information contained on, or accessible through, our website shall not be deemed incorporated into and is not a part of this prospectus or the registration statement of which it forms a part. We have included our website in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012, and we may remain an emerging growth company for up to five years following the completion of this offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited consolidated financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. We may choose to take advantage of some but not all of these reduced reporting burdens.

We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have $1.07 billion or more in annual revenue; (ii) the date on which we first qualify as a large accelerated filer under the rules of the U.S. Securities and Exchange Commission, or the SEC; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We are also a “smaller reporting company” as defined in the rules promulgated under the Securities Exchange Act of 1934, as amended. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates on the last business day of our second fiscal quarter is less than $250.0 million, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and nonvoting common stock held by non-affiliates on the last business day of our second fiscal quarter in that fiscal year is less than $700.0 million.

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The Offering

Common stock offered	shares
Option to purchase additional shares	shares
Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).
Use of proceeds

We estimate that the net proceeds from this offering will be approximately $             million (or approximately $             million if the underwriters exercise their option to purchase additional shares in full), based upon the assumed initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to fund our clinical and regulatory development of ABP-450, including Phase 2 clinical studies and other future clinical studies, and for general corporate purposes, including working capital, operating expenses and capital expenditures. See the section titled “Use of Proceeds.”

Risk factors	You should read the section titled “Risk Factors” in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
Proposed Nasdaq symbol	“AEON”

The number of shares of our common stock to be outstanding after this offering is based on              shares of our common stock outstanding as of March 31, 2021, assuming (i) the automatic conversion immediately prior to the completion of this offering of all our outstanding shares of convertible preferred stock into an aggregate of             shares of our common stock and all of our outstanding convertible notes, including the paid-in-kind principal and interest on the Daewoong Convertible Notes, into an aggregate of             shares of our common stock and (ii) our issuance of 26,680,511 shares of common stock to Medytox, Inc., or Medytox, on June 21, 2021 in connection with a settlement and license agreement and excludes:

▪	10,516,525 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2021, with a weighted-average exercise price of $1.51 per share;
▪

              shares of common stock issuable upon the exercise of a warrant outstanding as of March 31, 2021 to purchase 342,011 shares of our Series B convertible preferred stock at an exercise price of $7.3097 per share, which will convert into a warrant to purchase               shares of common stock immediately prior to the completion of this offering at an exercise price per share equal to the initial public offering price per share;

▪	27,884,000 shares of common stock that were reserved for issuance as of March 31, 2021 under our Amended and Restated 2013 Stock Incentive Plan, or the 2013 Plan;
▪

              shares of common stock reserved for future issuance under our 2021 Incentive Award Plan, or the 2021 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately prior to the completion of this offering; and

▪

              shares of common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan, or the ESPP, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective on the day the ESPP is adopted.

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Except as otherwise indicated, all information in this prospectus reflects or assumes the following:

▪	the effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws in connection with the completion of this offering;
▪	the conversion of all of our outstanding shares of our convertible preferred stock into an aggregate of shares of common stock immediately prior to completion of this offering;
▪	the conversion of all of our outstanding convertible notes, including the paid-in-kind principal and interest on the Daewoong Convertible Notes, into an aggregate of shares of common stock;
▪	our issuance of 26,680,511 shares of common stock to Medytox on June 21, 2021 in connection with a settlement and license agreement;
▪	no exercise of outstanding options or the outstanding warrant after March 31, 2021;
▪	the Divestiture Transactions;
▪	an initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover of this prospectus;
▪	no exercise of the underwriters’ option to purchase additional shares of our common stock in this offering; and
▪	a for reverse split of our common stock effected on , 2021.

Our convertible notes include the Strathspey Crown Note, the 2019 Convertible Notes and the Daewoong Convertible Note, each described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquity and Capital Resources—Indebtedness—Convertible Notes.” The number of shares of common stock issuable upon conversion of all of our outstanding convertible notes, including the paid-in-kind principal and interest on the Daewoong Convertible Notes, is calculated by dividing the total dollar amount to be converted by the initial public offering price.  As of             , 2021, the aggregate amount that was convertible into shares of our common stock under our convertible notes, including the paid-in-kind principal and interest on the Daewoong Convertible Notes, was $                 .  You can estimate the actual number of shares to be issued upon these conversions at the closing of this offering by dividing $             by the initial public offering price.

In connection with a settlement and license agreement we entered into with Medytox, we initially issued Medytox 26,680,511 shares of our common stock.  Pursuant to the terms of the agreement, we agreed to deliver Medytox additional shares of our common stock if its ownership of our common stock represented less than 10% of our total outstanding shares immediately following this offering.  You can determine the number of additional shares that we might issue to Medytox at the closing of this offering by calculating the number of additional shares Medytox would need to acquire to own 10% of our total outstanding shares after this offering.

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Summary CONSOLIDATED Financial Data

The following tables set forth a summary of our historical consolidated statements of operations and comprehensive income (loss) for the periods indicated and our consolidated balance sheet data on the dates indicated. The summary consolidated statements of operations and comprehensive income (loss) data for the years ended December 31, 2019 and 2020 (except for the pro forma net income (loss) per share and the pro forma share information) are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations and comprehensive (loss) income data for the three months ended March 31, 2020 and 2021 and the summary consolidated balance sheet data as of March 31, 2021 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim financial statements in accordance with U.S. generally accepted accounting principles on the same basis as the audited financial statements and, in the opinion of management, reflected all adjustments, which only include normal recurring adjustments, necessary for the fair presentation of our financial position as of March 31, 2021 and our results of operations and comprehensive (loss) income for the three months ended March 31, 2020 and 2021. The following summary financial data should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period, and our interim results are not necessarily indicative of the expected results for future interim periods or the full year. The summary financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus.

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	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(Unaudited)
Consolidated Statements of Operations and Comprehensive Income (Loss) Data
(in thousands, except share and per share data)

Revenue:
Services	$3,342	$2,518	$737	$—
Other revenue	15	—	—	—
Total revenue	3,357	2,518	737	—
Operating costs and expenses:
Cost of revenue	1	—	—	—
Selling, general and administrative	46,037	11,587	3,190	2,608
Research and development	4,814	7,319	755	5,107
Change in fair value of contingent royalty obligation to Evolus Founders	5,596	—	—	—
Depreciation and amortization	875	—	—	—
Total operating costs and expenses	57,323	18,906	3,945	7,715
Loss from operations	(53,966)	(16,388)	(3,208)	(7,715)
Other income (loss):
Interest income	720	—	—	—
Interest expense	(5,177)	(1)	—	—
Interest expense on related party borrowings	(2,293)	(14)	(14)	—
Gain on deconsolidation of Evolus, Inc.	254,106	—	—	—
Gain on transfer of equity investment at fair value	6,597	—	—	—
Change in fair value of equity investment	(49,299)	346	346	—
Change in fair value of convertible notes	(5,161)	(5,498)	(899)	(140)
Loss on extinguishment of related party borrowings	—	(11,241)	(11,241)	—
Gain on cancellation of unwind fee	—	—	—	9,550
Gain on PPP loan forgiveness	—	139	—	—
Gain (loss) on equity-method investment	136	(140)	(57)	—
Other income (loss), net	7	(116)	20	(72)
Total other income (loss)	199,636	(16,525)	(11,845)	9,338
Income (loss) before taxes	145,670	(32,913)	(15,053)	1,623
Income tax benefit	(14,645)	—	—	—
Net income (loss) and comprehensive income (loss)	160,315	(32,913)	(15,053)	1,623
Net loss and comprehensive loss attributable to noncontrolling interest	(12,605)	—	—	—
Net income (loss) and comprehensive income (loss) attributable to AEON Biopharma, Inc. common stockholders	$172,920	$(32,913)	$(15,053)	$1,623
Basic net income (loss) per share attributable to AEON Biopharma, Inc. common stockholders	$1.22	$(0.45)	$(0.28)	$0.00
Diluted net income (loss) per share attributable to AEON Biopharma, Inc. common stockholders	$1.21	$(0.45)	$(0.28)	$0.00
Weighted average shares of common stock outstanding used to compute basic net income (loss) per share attributable to AEON Biopharma, Inc. common stockholders	112,159,913	112,144,845	112,144,845	112,144,845
Weighted average shares of common stock outstanding used to compute diluted net income (loss) per share attributable to AEON Biopharma, Inc. common stockholders	112,976,436	112,144,845	112,144,845	113,810,074
Proforma basic net (loss) income per share attributable to AEON Biopharma, Inc. common stockholders (unaudited)		$		$
Proforma diluted net (loss) income per share attributable to AEON Biopharma, Inc. common stockholders (unaudited)		$		$
Proforma weighted average shares of common stock outstanding used to compute basic net (loss) income per share attributable to AEON Biopharma, Inc. common stockholders (unaudited)
Proforma weighted average shares of common stock outstanding used to compute diluted net (loss) income per share attributable to AEON Biopharma, Inc. common stockholders (unaudited)

__________

(1)

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net income (loss) per share and weighted average shares of common stock outstanding and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Unaudited Pro Forma Information” for an explanation of the calculations of our pro forma net (loss) income per share, basic and diluted and the number of shares used in the computation of the per share amounts.

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	As of March 31, 2021
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
		(Unaudited)
Consolidated Balance Sheet Data:
(in thousands)
Cash	$12,033
Working capital(4)	10,532
Total assets	14,318
Convertible notes at fair value	72,300
Convertible preferred stock	137,949
Accumulated deficit	(365,023)
Total AEON Biopharma, Inc. stockholders’ (deficit) equity	(206,650)

(1)

Gives effect to (i) the conversion of all of our outstanding shares of convertible preferred stock into an aggregate ofshares of our common stock immediately prior to the completion of this offering; and (ii) the conversion of our convertible notes, including the paid-in-kind principal and interest of the Daewoong Convertible Notes, into               shares of our common stock immediately prior to the completion of this offering and (iii) our issuance of 26,680,511 shares of our common stock to Medytox, Inc. in connection with a settlement and license agreement.  The number of shares of common stock issuable upon conversion of our convertible notes, and the number of additional shares we may issue to Medytox upon the closing of this offering, are subject to adjustment as described in “Prospectus summary—The offering.”

(2)

Gives effect to: (i) the pro forma adjustments described above in footnote (1) and (ii) the sale by us of               shares of common stock in this offering at an assumed initial public offering price of $     per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each $1.00 increase (decrease) in the assumed initial public offering price of $               per share, the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) each of our pro forma as adjusted cash, working capital, total assets and total AEON Biopharma, Inc. stockholders’ equity by $               million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million in the number of shares offered by us in this offering would increase (decrease) each of our pro forma as adjusted amount of each of cash, working capital, total assets and total AEON Biopharma, Inc. stockholders’ equity by $               million, assuming the initial public offering price remains the same and after deducting the estimated underwriting discounts commissions and estimated offering expenses payable by us.

(4)

We define working capital as current assets less current liabilities. See our consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

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Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could have a material adverse effect on our business, results of operations, financial condition, prospects and stock price. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. As used in these risk factors, the terms “we,” “us,” “our,” and the “Company” refer to AEON Biopharma, Inc.

Risks Related to Our Business Operations and Financial Position

We have a limited operating history and have incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future. If we ever achieve profitability, we may not be able to sustain it.

We are a clinical stage biopharmaceutical company with a limited operating history. Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We were originally incorporated in 2012, but did not begin focusing our efforts and financial resources on the clinical development and regulatory approval of ABP-450 for therapeutic indications until 2019. The operating history upon which investors must evaluate our business and prospects is extremely limited. Consequently, any predictions about our future success, performance or viability may not be as accurate as they could be if we had a longer operating history or a history of commercial operations. In addition, as an organization, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in the biopharmaceutical market. To date, we have not obtained any regulatory approvals for ABP-450 or generated any revenue from product sales relating to therapeutic uses of ABP-450.

We are not permitted to market ABP-450 for therapeutic use in the United States or in any other territory, and as such, we have not generated any revenue from sales of ABP-450 to date. We have recorded losses from operations of $57.3 million and $18.9 million for the years ended December 31, 2019 and 2020, respectively, and $3.9 million and $7.7 million for the three months ended March 31, 2020 and 2021, respectively, and had an accumulated deficit of $365.0 million as of March 31, 2021. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue to seek regulatory approval for, and begin to commercialize, ABP-450, if approved. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity (deficit) and working capital. Because of the numerous risks and uncertainties associated with drug development, we are unable to accurately predict the timing or amount of increased expenses, or when, if at all, we will be able to achieve profitability. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses, combined with expected future losses, may adversely affect the market price of our common stock and our ability to raise capital and continue operations.

Our future success currently depends entirely on the successful and timely regulatory approval and commercialization of our only product candidate, ABP-450. The development and commercialization of pharmaceutical products is subject to extensive regulation, and we may not obtain regulatory approvals for ABP-450 in any of the indications for which we plan to develop it on a timely basis or at all.

Marketing approval of biologics in the United States requires the submission of a biologics license application, or BLA, to the U.S. Food and Drug Administration, or the FDA, and we are not permitted to market any product candidate in the United States until we obtain approval from the FDA of the BLA for that product. A BLA must be supported by extensive clinical and preclinical data, as well as extensive information regarding pharmacology, chemistry, manufacturing and controls. FDA approval of a BLA is not guaranteed, and the review and approval process is an expensive and uncertain process that may take several years. The FDA also has substantial discretion in the approval process. The number and types of preclinical studies and clinical studies that will be required for BLA approval varies

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depending on the product candidate, the disease or the condition that the product candidate is designed to treat and the regulations applicable to any particular product candidate.

The FDA, the European Medicines Agency, or the EMA, and other regulatory authorities can delay, limit or deny approval of a product candidate for many reasons, including the following:

•	a product candidate may not be deemed safe, effective, pure or potent;
•	the data from preclinical studies and clinical studies may not be deemed sufficient;
•	the FDA, the EMA and other regulatory agencies might not approve our third-party manufacturers’ processes or facilities;
•

deficiencies in the formulation, quality control, labeling, or specifications of a product candidate or in response to citizen petitions or similar documents filed in connection with the product candidate;

•	a general requirement intended to address risks associated with a class of drugs, such as a new risk evaluation and mitigation strategy, or REMS, requirement for botulinum toxins;
•	the enactment of new laws or promulgation of new regulations that change the approval requirements; or
•	the FDA, the EMA and other regulatory agencies may change their approval policies or adopt new regulations.

If ABP-450 fails to demonstrate safety and efficacy in our clinical studies or does not gain approval in any of our proposed therapeutic indications, our business and results of operations will be materially and adversely harmed.

We currently have plans to pursue three therapeutic indications that are associated with one product candidate, ABP-450, and our business presently depends entirely on our ability to obtain regulatory approvals for ABP-450 for our planned indications and to successfully commercialize it in a timely manner. As an organization, we have never completed a clinical study related to the therapeutic uses of ABP-450. We have no biological products currently approved for sale and we may never be able to develop marketable products. We are not permitted to market ABP-450 in the United States until we receive approval of a BLA from the FDA, in the European Union until we receive approval of a marketing authorization application, or MAA, from the EMA, in Canada until we receive approval of a new drug submission, or NDS, from Health Canada or in any other countries permitted under our license and supply agreement, or the Daewoong Agreement, with Daewoong Pharmaceuticals Co., Ltd., or Daewoong, until we receive the requisite approval from the applicable regulatory authorities in such countries. We will need to conduct a significant amount of clinical testing before we receive regulatory approval for any of our planned indications, and do not know if or when we will receive any such approvals or whether we will need to make modifications or significant additional expenditures to obtain any such approvals. We can provide no assurances that ABP-450 will be successful in clinical studies or will ultimately receive regulatory approval in any therapeutic indication. Even if ABP-450 demonstrates efficacy, our injection protocols, including the selection of injection sites and amount of product injected at each injection site, may produce negative or inconclusive results or may result in the occurrence of serious adverse events. In addition, if we receive approval in one country for an indication, we may not receive a similar approval in any other jurisdiction, or in the same country for a different indication.

Even if regulatory approvals for one or more of our therapeutic indications are obtained, we may never be able to successfully commercialize ABP-450. We will need to transition at some point from a company with a development focus to a company capable of supporting commercial activities, including by obtaining approval for coverage and adequate reimbursement from third-party and government payors, but we may not be successful in such a transition. Accordingly, we may not be able to generate sufficient revenue through the sale of ABP-450 in each of our therapeutic indications to continue our business.

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The COVID-19 pandemic has had, and may continue to have, an adverse effect on our operations, as well as the business or operations of our manufacturers, clinical research organizations, or CROs, or other third parties with whom we conduct business.

Our business has been and could continue to be adversely affected by the evolving COVID-19 pandemic, which was declared by the World Health Organization as a global pandemic. As a result of COVID-19, we may experience ongoing disruptions that could severely impact our business, preclinical studies and clinical studies, including:

•	delays or difficulties in enrolling and retaining an adequate number of patients in our clinical studies;
•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;
•	delays in receiving authorizations from regulatory authorities to initiate future clinical trials;
•

diversion of healthcare resources away from the conduct of clinical studies, including the diversion of healthcare facilities serving as our clinical study sites and staff supporting the conduct of our clinical studies;

•

interruption of key clinical study activities, such as clinical study site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others or interruption of clinical study subject visits and study procedures, which may impact the integrity of subject data and clinical study endpoints;

•

risk that participants enrolled in our clinical studies will contract COVID-19 while the clinical study is ongoing, which could impact the results of the clinical study, including by increasing the number of observed adverse events;

•	interruptions in preclinical studies due to restricted or limited operations at our laboratory facility;
•

interruption of or delay in receiving supply of ABP-450 for our preclinical studies and clinical studies, including due to potential disruptions in the manufacturing of ABP-450 and the ability to import supply of ABP-450 from South Korea;

•

delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees;

•	interruption or delays in the operations of the FDA or other regulatory authorities, which may impact review and approval timelines;
•

changes in local regulations as part of a response to the evolving COVID-19 pandemic, which may require us to change the ways in which our clinical studies are conducted, which may result in unexpected costs, or to discontinue such clinical studies altogether; and

•

limitations in employee or consultant resources that would otherwise be focused on the conduct of our preclinical studies and clinical studies, including because of sickness of employees or consultants, or their families, or the desire of employees or consultants to avoid contact with large groups of people.

Our clinical studies have been, and may in the future be, affected by the COVID-19 pandemic. For example, the COVID-19 pandemic caused us to delay enrollment to institute new procedures for the safety of patients and investigators may in the future further impact patient enrollment in our two ongoing clinical studies. If patient enrollment is delayed for an extended period of time, our ongoing and planned clinical studies could be delayed or otherwise adversely affected. Similarly, our ability to recruit and retain principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, may be adversely impacted.

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In addition, there may be changes in local regulations or guidance as part of a response to the evolving COVID-19 pandemic, which may require us to change the ways in which our clinical studies are conducted. For example, we and our CROs have made certain adjustments to the operation of our studies in an effort to ensure the monitoring and safety of patients and minimize risks to study integrity during the pandemic in accordance with the guidance issued by the FDA, and may need to make further adjustments in the future. Additionally, we have amended our clinical study protocols to enable remote visits to mitigate any potential impacts as a result of the COVID-19 pandemic. As a result of this home health component, the overall costs of our clinical studies have increased and may continue to increase in the future. Many of these adjustments are new and untested, may not be effective, may affect the integrity of data collected, and may have unforeseen effects on the progress and completion of our clinical studies and the findings from such clinical studies.

In addition, we may encounter a shortage in supplies of, or in delays in shipping, our study drug or other components of the clinical study vital for successful conduct of the study. Three vaccines for COVID-19 were granted Emergency Use Authorization by the FDA in late 2020 and early 2021, and more are likely to be authorized in the coming months. The resultant demand for vaccines and potential for manufacturing facilities and materials to be commandeered under the Defense Production Act of 1950, or equivalent foreign legislation, may make it more difficult to obtain materials or manufacturing slots for the products needed for our clinical studies, which could lead to delays in these studies.

In addition, quarantines, shelter-in-place, and similar government orders, or the perception that such orders, shutdowns, or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could impact personnel at our CROs or third-party manufacturing facilities upon which we rely, or the availability or cost of materials, which could disrupt the supply chain for ABP-450. To the extent our suppliers and service providers are unable to comply with their obligations under our agreements with them or they are otherwise unable to deliver or are delayed in delivering goods and services to us due to the COVID-19 pandemic, our ability to continue meeting clinical supply demand for ABP-450 or otherwise advancing development of ABP-450 may become impaired.

The global outbreak of the COVID-19 coronavirus continues to rapidly evolve including with the identification of new variants of the virus around the world. The extent to which the COVID-19 coronavirus may impact our business, preclinical studies and clinical studies will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.

The spread of COVID-19 and actions taken to reduce its spread may also materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 pandemic may be difficult to assess or predict, there could be a significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position. In addition, the trading prices for other companies have been highly volatile as a result of the COVID-19 pandemic. As a result, we may face difficulties raising capital through sales of our common stock or such sales may be on unfavorable terms.

In addition, to the extent the ongoing COVID-19 pandemic adversely affects our business and results of operations, it may also have the effect of heightening many of the other risks and uncertainties described in this “Risk Factors” section.

Clinical product development involves a lengthy, expensive and uncertain process. We may incur greater costs than we anticipate or encounter substantial delays or difficulties in our clinical studies.

We may not commercialize, market, promote or sell any product candidate without obtaining marketing approval from the FDA, the EMA or other regulatory agencies, and we may never receive such approvals. Clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. As a company, we are conducting and overseeing the conduct of preclinical and clinical studies of ABP-450 through contracts with CROs. We cannot guarantee that any clinical studies will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical studies can occur at any stage of testing. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed

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their product candidates performed satisfactorily in preclinical studies and clinical studies have nonetheless failed to obtain marketing approval of their products.

We may experience numerous unforeseen events prior to, during, or as a result of, clinical studies that could delay or prevent our ability to receive marketing approval or commercialize ABP-450 in our proposed therapeutic indications, including the following:

•	delays in reaching a consensus with regulatory authorities on the design or implementation of our clinical studies;
•	regulators or institutional review boards and ethics committees may not authorize us or our investigators to commence a clinical study or conduct a clinical study at a prospective study site;
•	delays in reaching agreement on acceptable terms with prospective CROs and clinical study sites;
•

delays or failures by Daewoong to comply with current good manufacturing practices, or cGMPs, or other applicable requirements, or to provide sufficient supply of ABP-450 for use in our clinical studies;

•

the number of patients required for clinical studies of ABP-450 in our proposed therapeutic indications may be larger than we anticipate, enrollment in these clinical studies may be slower than we anticipate, participants may drop out of these clinical studies at a higher rate than we anticipate or fail to return for post-treatment follow-up or we may fail to recruit suitable patients to participate in a study;

•	clinical studies of ABP-450 in our proposed therapeutic indications may produce negative or inconclusive results;
•

imposition of a clinical hold by regulatory authorities as a result of a serious adverse event, concerns with a class of product candidates or after an inspection of our clinical study operations, study sites or manufacturing facilities;

•	occurrence of serious adverse events associated with ABP-450 in any of our proposed therapeutic indications that are viewed to outweigh its potential benefits;
•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;
•	we may decide, or regulators may require us, to conduct additional clinical studies or abandon product development programs; or
•	the impacts of the COVID-19 pandemic on our ongoing and planned clinical studies.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenue from future product sales or other sources. In addition, if we make manufacturing or formulation changes to ABP-450, we may need to conduct additional testing to bridge our modified product candidate to earlier versions. Clinical study delays could also shorten any periods during which we may have the exclusive right to commercialize ABP-450, if approved in any currently proposed or future therapeutic indications, or allow our competitors to bring competing products to market before we do, which could impair our ability to successfully commercialize ABP-450 and may harm our business, financial condition, results of operations and prospects.

Additionally, if the results of our clinical studies are inconclusive or if there are safety concerns or serious adverse events associated with ABP-450 in any of our proposed therapeutic indications, we may:

•	be delayed in obtaining marketing approval, or not obtain marketing approval at all;
•	obtain approval for indications or patient populations that are not as broad as intended or desired;

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•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;
•	be subject to additional post-marketing testing requirements;
•	be required to perform additional clinical studies to support approval or be subject to additional post-marketing testing requirements;
•	have regulatory authorities withdraw, or suspend, their approval of the product or impose restrictions on its distribution in the form of a REMS;
•	be subject to the addition of labeling statements, such as warnings or contraindications;
•	be sued; or
•	experience damage to our reputation.

Our product development costs will also increase if we experience delays in testing or obtaining marketing approvals. We do not know whether any of our preclinical studies or clinical studies will begin as planned, need to be restructured or be completed on schedule, if at all. Additionally, the COVID-19 pandemic continues to evolve and any impacts on our projected milestones are highly uncertain and cannot be predicted with confidence.

Further, we, the FDA, a foreign regulatory authority, an ethics committee or an institutional review board may suspend our clinical studies at any time if it appears that we or our collaborators are failing to conduct a study in accordance with regulatory requirements, including the FDA’s current Good Clinical Practice, or GCP, regulations, that we are exposing participants to unacceptable health risks, or if the FDA, the EMA or other regulatory agencies finds deficiencies in our investigational new drug applications, or INDs, or clinical study applications, respectively, or the conduct of these studies. Moreover, to the extent our filing schedule for a new IND is dependent on further preclinical or manufacturing progress, we may not be able to file such INDs on the timelines we expect. Therefore, we cannot predict with any certainty the schedule for commencement and completion of future clinical studies. If we experience delays in the commencement or completion of our clinical studies, or if we terminate a clinical study prior to completion, the commercial prospects of ABP-450 could be negatively impacted, and our ability to generate revenue from ABP-450 may be delayed.

Additionally, certain of our scientific advisors or consultants who receive compensation from us are likely to be investigators for our future clinical studies. Under certain circumstances, we may be required to report some of these relationships to the FDA. The FDA may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA may therefore question the integrity of the data generated at the applicable clinical study site and the utility of the clinical study itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of marketing approval of ABP-450 in one or more indications. If we experience delays in the completion of, or termination of, any clinical study of ABP-450, the commercial prospects of ABP-450 will be harmed, and our ability to generate product revenue will be delayed. Moreover, any delays in completing our clinical studies will increase our costs, slow down our development and approval process and jeopardize our ability to commence product sales and generate revenues which may harm our business, financial condition and prospects significantly.

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Enrollment and retention of patients in clinical studies is an expensive and time-consuming process and could be delayed, made more difficult or rendered impossible by multiple factors outside our control. If we experience delays or difficulties in enrolling patients in clinical studies, our receipt of necessary regulatory approval could be delayed or prevented.

Identifying and qualifying patients to participate in our clinical studies is critical to our success. The number of patients suffering from cervical dystonia is small and other indications we may pursue may have similarly small patient populations. We may encounter difficulties in enrolling patients in our clinical studies and may compete against other clinical studies for the same pool of potential patients, thereby delaying or preventing development and approval of ABP-450 in any of our proposed therapeutic indications. For example, the activation of investigators and sites for our migraine prevention Phase 2 clinical study was initially slower than we expected. Even once enrolled, we may be unable to retain a sufficient number of patients to complete any of our studies on a timely basis or at all. Patient enrollment and retention in clinical studies depends on many factors, including the size of the patient population, the nature of the study protocol, the existing body of safety and efficacy data, the number and nature of competing treatments and ongoing clinical studies of competing therapies for the same indication, the proximity of patients to clinical study sites, the eligibility criteria for the study and other factors we may not be able to control that may limit patients, principal investigators or staff or clinical site availability, including the COVID-19 pandemic.

Our clinical studies have been, and may in the future be, affected by the COVID-19 pandemic. For example, the COVID-19 pandemic caused us to delay enrollment to institute new procedures for the safety of patients and investigators and may in the future further impact patient enrollment in our ongoing clinical studies. In particular, some sites may pause enrollment to focus on, and direct resources to, COVID-19, while at other sites, patients may choose not to enroll or continue participating in the clinical study as a result of the pandemic. As a result, current or potential patients in our ongoing and planned clinical studies may choose to not enroll, not participate in follow-up clinical visits, or drop out of the study as a precaution against contracting COVID-19. Further, some patients may not be able or willing to comply with clinical study protocols if quarantines impede patient movement or interrupt healthcare services.

Further, if patients drop out of our clinical studies, miss scheduled doses or follow-up visits, or otherwise fail to follow clinical study protocols, whether as a result of the COVID-19 pandemic, actions taken to slow the spread of COVID-19 or otherwise, the integrity of data from our clinical studies may be compromised or not accepted by the FDA or other regulatory authorities, which would represent a significant setback for the applicable program.

Our efforts to build relationships with patient communities may not succeed, which could result in delays in patient enrollment in our clinical studies. Any negative results we may report in clinical studies of ABP-450 in any of our proposed therapeutic indications may make it difficult or impossible to recruit and retain patients in other clinical studies of that same product candidate. Delays or failures in planned patient enrollment or retention, whether as a result of the COVID-19 pandemic, actions taken to slow the spread of the COVID-19 or otherwise, may result in increased costs, program delays or both, which could have a harmful effect on our ability to develop ABP-450 in any of our proposed therapeutic indications or could render further development impossible. In addition, we may rely on CROs and clinical study sites to ensure proper and timely conduct of our future clinical studies and, while we intend to enter into agreements governing their services, we will be limited in our ability to ensure their actual performance.

Even after this offering, we will require additional financing to fund our future operations, and a failure to obtain additional capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our operations.

We expect that we will continue to expend substantial resources for the foreseeable future in order to complete development and seek regulatory approval for ABP-450 for the treatment of migraine, cervical dystonia and gastroparesis, identify future potential therapeutic applications for ABP-450 and establish sales and marketing capabilities to commercialize ABP-450 across approved indications.

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We anticipate that the net proceeds from this offering, along with our cash, will be sufficient to fund our operating plan through at least the next                    months. We have based these estimates, however, on assumptions that may prove to be wrong, and we could spend our available capital resources much faster than we currently expect or require more capital to fund our operations than we currently expect. Our future capital requirements depend on many factors, including:

•	the timing of, and the costs involved in, obtaining regulatory approvals for ABP-450 in our proposed therapeutic indications;
•	the scope, progress, results and costs of researching and developing ABP-450, and conducting preclinical and clinical studies;
•	the cost of commercialization activities if ABP-450 is approved in any of our proposed therapeutic indications for sale, including marketing, sales and distribution costs;
•	costs under our third-party manufacturing and supply arrangements for ABP-450 and any products we commercialize;
•	the degree and rate of market acceptance of ABP-450 or any future approved products;
•	the emergence, approval, availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing products;
•	costs associated with any acquisition or in-license of products and product candidates, technologies or businesses, and the terms and timing of any strategic collaboration or other arrangement; and
•	costs of operating as a public company.

If we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidate, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we raise additional capital through public or private equity offerings or offerings of securities convertible into our equity, the ownership interest of our existing stockholders will be diluted and the terms of any such securities may have a preference over our common stock. Debt financing, receivables financing and royalty financing may also be coupled with an equity component, such as warrants to purchase our capital stock, which could also result in dilution of our existing stockholders’ ownership, and such dilution may be material. Additionally, if we raise additional capital through debt financing, we will have increased fixed payment obligations and may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or making capital expenditures to meet specified financial ratios, and other operational restrictions, any of which could restrict our ability to commercialize ABP-450 in our proposed therapeutic indications or operate as a business and may result in liens being placed on our assets. If we were to default on any of our indebtedness, we could lose such assets. Additional funding may not be available on acceptable terms, or at all. As a result of the COVID-19 pandemic and actions taken to slow its spread, the global credit and financial markets have experienced volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly or more dilutive. If we do not raise capital, whether in this offering or otherwise, there will remain substantial doubt about our ability to continue as a going concern.

We have concluded that we do not have sufficient cash to fund our operations and to meet our obligations as they become due within through one year from the date that our consolidated financial statements are issued and as a result, there is substantial doubt about our ability to continue as a going concern.

Our ability to continue as a going concern is an issue raised as a result of ongoing operating losses and a lack of financing commitments to meet cash requirements, and is subject to our ability to generate a profit or obtain

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appropriate financing from outside sources, including obtaining additional funding from the sale of our securities or obtaining loans from third parties where possible. If we cannot continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that our stockholders may lose some or all of their investment in us. After this offering, we may not raise the funding we require such that substantial doubt about our ability to continue as a going concern continues. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all.

ABP-450 may cause undesirable side effects or have other properties that could delay or prevent its regulatory approval in any of our proposed therapeutic indications, limit its commercial potential or result in significant negative consequences following any potential marketing approval.

During the conduct of clinical studies, patients report changes in their health, including illnesses, injuries and discomforts, to their doctor. Often, it is not possible to determine whether or not the product candidate being studied caused or contributed to these conditions and regulatory authorities may draw different conclusions from us and require additional testing to confirm these determinations, if they occur. We are collecting data about ABP-450 from ongoing clinical and toxicology studies and any adverse events or undesirable side effects caused by, or other unexpected properties of, ABP-450 could cause us, any future collaborators, an IRB or ethics committee or regulatory authorities to interrupt, delay or halt clinical studies of ABP-450 and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities.

In addition, it is possible that as we test ABP-450 in larger, longer and more extensive clinical studies, or as use of ABP-450 becomes more widespread if it receives regulatory approval for any of our proposed indications, illnesses, injuries, discomforts and other adverse events that were not observed in earlier studies conducted by us, or, in the case of ABP-450, by others using the same botulinum toxin, as well as conditions that did not occur or went undetected in previous studies, will be reported by subjects or patients. Many times, side effects are only detectable after investigational products are tested in large-scale pivotal studies or, in some cases, after they are made available to patients on a commercial scale after approval. If additional clinical experience indicates that ABP-450 has side effects or causes serious or life-threatening side effects in any of our proposed therapeutic indications, the development of ABP-450 in that indication may fail or be delayed. Additionally, there is the risk that as botulinum toxins other than ABP-450 are approved for and studied in connection with a broader range of diseases and conditions and across a more diverse population, additional safety signals and other adverse events may be identified. All botulinum toxin products are required to include a class labeling that contains a boxed warning related to safety and we could be required to include additional warnings on our product labeling, if approved.

If ABP-450 receives regulatory approval, and we or others identify undesirable side effects of ABP-450, a number of potentially significant negative consequences could result, such as regulatory authorities revoking such approval or imposing additional restrictions on the marketing and promotion of the product, or we may be required to recall the product or implement changes to the way the product is administered. We could also be sued and held liable for harm caused to patients, which could hinder commercial acceptance of ABP-450 and adversely affect our business, financial condition, results of operations and prospects.

Results of other parties’ clinical studies involving the same or a nearly identical botulinum toxin complex as ABP-450, or results in any preclinical studies we conduct, may not be predictive of future results of our clinical studies.

Success in clinical studies conducted by Daewoong and Evolus, Inc., or Evolus, involving a botulinum toxin that is identical or nearly identical to ABP-450 does not ensure that any clinical studies we conduct using ABP-450 will be successful and we will still need to submit our independently generated data to applicable regulatory agencies to support regulatory approval of ABP-450 in any of our proposed therapeutic indications. Similarly, success in any preclinical studies or clinical studies that we conduct will not ensure that later clinical studies will be successful. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical studies, even after positive results in earlier preclinical studies and earlier clinical studies. These setbacks have been caused by, among other things, preclinical findings made while clinical studies were underway and safety or efficacy

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observations made in clinical studies, including previously unreported adverse events. Notwithstanding any potential promising results in earlier studies, we cannot be certain that we will not face similar setbacks.

Additionally, our clinical studies may utilize an “open-label” trial design. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate for either an existing approved drug or placebo. Most typically, open-label clinical studies test only the investigational product candidate and may do so at different dose levels. Open-label clinical studies are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical studies are aware when they are receiving treatment. Open-label clinical studies may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical studies may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical studies are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results with any of our product candidates when studied in a controlled environment with a placebo or active control.

Interim or preliminary data from our clinical studies that we may announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim or preliminary data from our clinical studies. Interim and preliminary data for the studies we may complete are subject to the risk that one or more clinical outcomes may materially change as patient enrollment continues or more patient data become available. Interim and preliminary data also remains subject to audit and verification procedures that may result in the final data being materially different from the preliminary data previously published. As a result, any interim or preliminary data should be viewed with caution until final data is available. Material adverse changes in the final data could result in significant harm to our business prospects.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of our product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical study is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular pharmaceutical or biological product, pharmaceutical or biological product candidate or our business. If the interim or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidate in any currently proposed or future therapeutic indications may be harmed, which could harm our business, operating results, prospects or financial condition.

Due to our limited resources and access to capital, we must prioritize development of certain therapeutic uses of ABP-450; these decisions may prove to be wrong and may adversely affect our business.

While our initial focus is on the development and approval of ABP-450 for the treatment of migraine, cervical dystonia and gastroparesis, a key element of our strategy is to identify additional conditions for which ABP-450 may be an effective therapy. However, there can be no assurances that we will be successful in identifying such conditions. Even if we are successful in identifying such conditions, we may experience difficulties in identifying a proper treatment regimen, or we may fail to secure regulatory approval for a particular indication. If we are unable to gain regulatory approval for indications in addition to the indications for the treatment of migraine, cervical dystonia and gastroparesis on which we are currently focused, or if FDA or other regulatory agencies require us to pursue a narrower indication than we have currently identified, we may be limited in our ability to grow our business.

Efforts to identify and pursue additional therapeutic uses of ABP-450 require substantial technical, financial and human resources, regardless of whether they are ultimately successful. Because we have limited financial and personnel resources, we may forgo or delay pursuit of opportunities with potential target indications that later prove to have greater commercial potential or a greater likelihood of success. Our resource allocation decisions may cause

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us to fail to capitalize on viable commercial products or profitable market opportunities. We may focus our efforts and resources on potential therapeutic uses of ABP-450 that ultimately prove to be unsuccessful.

We may not be successful in obtaining an original BLA that contemplates exclusively therapeutic uses of ABP-450.

Part of our regulatory strategy includes initially pursuing an original BLA that contemplates exclusively therapeutic uses of ABP-450, as opposed to a BLA supplement to the Jeuveau BLA. We believe that such a BLA, if approved, would provide us a competitive advantage over other companies that sell botulinum toxins for both therapeutic and aesthetic indications. In particular, if an original BLA were approved, we believe we would be able to offer consistent, favorable reimbursement to physicians and have the pricing flexibility to enhance the rebates to payors and/or providers, since reimbursement would not be influenced by pricing dynamics that affect the aesthetic market. However, there can be no assurance that we will be able to obtain such a BLA, and other companies that sell botulinum toxins for both therapeutic and aesthetic indications have experienced regulatory issues and denials by the FDA that led them to abandon the approach of applying for separate original BLAs that would cover the separate markets. There can be no assurance that, even if we successfully obtain an original BLA, that we will be able to realize the economic advantages that are predicated on the separation of therapeutic sales of ABP-450 and cosmetic sales of Jeuveau to calculate the average selling price, or ASP, for purposes of reimbursement. In the event we are not able to obtain an original BLA, we may not be able to ensure the consistent pricing that we believe an original BLA would offer, and the ASP of our products could be adversely affected.

Even if ABP-450 receives regulatory approval for any of our proposed indications, it may fail to achieve the broad degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

Even if ABP-450 receives marketing approval for one or more therapeutic indications, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community for those indications. The commercial success of ABP-450, if approved in any currently proposed or future therapeutic indications, will depend significantly on the broad adoption and use of the resulting product by physicians for approved indications. The degree of market acceptance of any product candidate, if approved for commercial sale, will depend on a number of factors, including but not limited to:

•	the convenience and ease of administration compared to alternative treatments and therapies;
•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;
•	the efficacy and potential advantages compared to alternative treatments and therapies;
•	the availability of third-party coverage and adequate reimbursement, and patients’ willingness to pay out-of-pocket in the absence of third-party coverage or adequate reimbursement;
•	the effectiveness of sales and marketing efforts;
•	the strength of our relationships with patient communities;
•	the timing of market introduction of our product candidate in relation to other potentially competitive products;
•	the cost of treatment in relation to alternative treatments and therapies;
•	the amount of upfront costs or training required for physicians to administer our product candidate;
•	our ability to offer such product for sale at competitive prices;

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•	the strength of marketing and distribution support;
•	the presence or perceived risk of potential product liability claims;
•	the prevalence and severity of any side effects; and
•	any restrictions on the use of the product together with other medications.

Our efforts to educate physicians, patients, third party payors and others in the medical community on the benefits of our products, if approved, may require significant resources and may never be successful.

If ABP-450 fails to gain market acceptance, this will have a material adverse impact on our ability to generate revenues to provide a satisfactory, or any, return on our investments. Even if some therapeutic indications achieve market acceptance, the market may prove not to be large enough to allow us to generate significant revenues.

ABP-450, if approved in any currently proposed or future therapeutic indications, will face significant competition and our failure to effectively compete may prevent us from achieving significant market penetration and expansion.

The pharmaceutical industry is highly competitive and requires an ongoing, extensive search for technological innovation. It also requires, among other things, the ability to effectively discover, develop, test and obtain regulatory approvals for novel products, as well as the ability to effectively commercialize, market and promote approved products, including communicating the effectiveness, safety and value of products to actual and prospective customers and medical professionals. Numerous companies are engaged in the development, manufacture and marketing of products competitive with those that we are developing. Our primary competitors for ABP-450 in the injectable botulinum toxin pharmaceutical market for therapeutic use are:

•

Botox, which is marketed by Allergan, and since its original approval by the FDA in 1989 has been approved for multiple therapeutic indications, including migraine, cervical dystonia, upper and lower limb spasticity, strabismus, blepharospasm, incontinence, axillary hyperhidrosis, and overactive bladder;

•	Dysport, which is marketed by Ipsen Ltd. as an injectable botulinum toxin for the therapeutic indications of cervical dystonia and upper and lower limb spasticity;
•	Xeomin, which is marketed by Merz Pharmaceuticals, LLC as an injectable botulinum toxin for the therapeutic indications of cervical dystonia, blepharospasm, and upper limb spasticity; and
•

Revance Therapeutics, Inc., or Revance, which is currently studying its injectable botulinum toxin, daxibotulinumtoxinA for the therapeutic indications of cervical dystonia, plantar fasciitis, adult upper limb spasticity and migraine, and has also entered into a collaboration and license agreement with Viatris Inc. to develop and commercialize a biosimilar to Botox.

We are also aware of competing botulinum toxins currently being developed or commercialized in the United States, European Union, Asia, South America and other markets. While some of these products may not meet U.S. regulatory standards, the companies operating in these markets may be able to produce products at a lower cost than U.S. and European manufacturers. In addition to the injectable botulinum toxin dose forms, we are aware that other companies are developing topical botulinum toxins for therapeutics indications.

We will also face competition in our target therapeutic markets from other pharmaceutical products. For the treatment of cervical dystonia, in addition to other injectable botulinum toxins, we will face competition from orally administered anticholinergic, GABA receptor agonist, benzodiazepine, dopaminergic and anticonvulsant pharmaceuticals. For the treatment of migraine, we will face competition from calcitonin gene-related peptide agonists, or CGRPs, including Aimovig (erenumab) marketed by Amgen Inc., Ajovy (fremenezumab) marketed by Teva Pharmaceutical Industries Ltd., and Emgality (galcenezumab) marketed by Eli Lilly and Company, as well as certain orally administered anti-epileptic, beta-blocker and triptan pharmaceuticals. For the treatment of gastroparesis,

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we will face competition from prokinetic agents, including REGLAN (metoclopramide), which is the only medication currently approved by FDA for the treatment of gastroparesis.

Many of our competitors have greater financial and other resources than we have. This enables them, among other things, to leverage their financial resources to make greater research and development, marketing and promotion investments than us. Our competitors may also have more experience and expertise in obtaining marketing approvals from the FDA and other regulatory authorities. Our technologies and products may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors. For example, Revance has published data related to the treatment of cervical dystonia that indicates that its botulinum toxin may have a duration of effect of at least 24 weeks, which may compare favorably to the duration of effect of ABP-450. As more companies develop new intellectual property in our markets, the possibility of a competitor acquiring patent or other rights that may limit our products or potential products increases, which could lead to litigation. In addition to product development, testing, approval and promotion, other competitive factors in the pharmaceutical industry includes industry consolidation, product quality and price, product technology, reputation, customer service and access to technical information.

If approved, ABP-450 may face competition sooner than anticipated.

With the enactment of the Biologics Price Competition and Innovation Act of 2009, or the BPCIA, as part of the Patient Protection and Affordable Care Act, an abbreviated pathway for the approval of biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product was created. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until twelve years from the date on which the reference product was first licensed. During this twelve-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical studies to demonstrate the safety, purity and potency of their product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement the BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our biological products.

We have not determined whether ABP-450 would qualify for the twelve-year period of exclusivity based on submission of an original BLA, a shorter period or any exclusivity at all. Even if we are able to obtain separate twelve-year exclusivity, or a shorter exclusivity period, there is a risk that any exclusivity could be shortened due to congressional action or otherwise, that the FDA attempts to adopt an alternate interpretation of law that precludes exclusivity, or that the FDA will not consider ABP-450 to be a reference product for competing products, potentially creating the opportunity for competition sooner than anticipated. Moreover, the extent to which a biosimilar product, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear and will depend on a number of marketplace and regulatory factors that are still developing. If we are unable to obtain an original BLA, and ABP-450 receives a supplemental BLA, we would not qualify for the exclusivity period.

If we are unable to establish sales and marketing capabilities on our own or through third parties, we will be unable to successfully commercialize ABP-450, if approved in any proposed therapeutic indication, or generate product revenue.

We do not have a sales or marketing infrastructure and have little experience in the sale, marketing, or distribution of pharmaceutical products. To successfully commercialize ABP-450, if approved in any proposed therapeutic indication, in the United States, the European Union, Canada and other jurisdictions we may seek to enter, we will need to build out our sales and marketing capabilities, either on our own or with others. The establishment and development of our own commercial team or the establishment of a contract sales force to market ABP-450 will be expensive and time-consuming and may divert significant management focus and resources, potentially delaying any product launch. Moreover, we cannot be certain that we will be able to successfully develop this capability, and have no experience as a company in commercializing products. We may seek to enter into collaborations with other entities

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to utilize their established marketing and distribution capabilities, but we may be unable to enter into or maintain such agreements on favorable terms or at all. We can provide no assurance that any future collaborators will provide effective sales forces or marketing and distribution capabilities. We compete with many companies that currently have extensive, experienced and well-funded marketing and sales operations to recruit, hire, train and retain marketing and sales personnel, and will have to compete with those companies to recruit, hire, train and retain any of our own marketing and sales personnel. We will likely also face competition if we seek third parties to assist us with the sales and marketing efforts of ABP-450 in our proposed therapeutic indications. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of June 7, 2021, we had six employees. As the clinical development of ABP-450 progresses, we also expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of research, development, regulatory affairs and, if ABP-450 receives marketing approval for any of our proposed indications, sales, marketing and distribution. In addition, we also expect to hire additional personnel in order to operate as a public company. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. In addition, we must effectively integrate, develop and motivate a growing number of new employees, and maintain the beneficial aspects of our corporate culture. The expansion of our operations may lead to significant costs and may divert our management and business development resources. We may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. Any inability to manage growth could delay the execution of our development and strategic objectives or disrupt our operations.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on third parties, including independent organizations, advisors and consultants, such as Strathspey Crown Holdings Group, LLC, or SCH, and CROs to provide certain services to support and perform our operations. There can be no assurance that the services of these third parties will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality, accuracy or quantity of the services provided, in particular the services provided by our CROs, is compromised for any reason, our clinical studies may be delayed or terminated, and we may not be able to obtain, or may be substantially delayed in obtaining, regulatory approval of ABP-450 in any of our proposed therapeutic indications or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other suitable outside contractors and consultants on economically reasonable terms, or at all.

Our employees, independent contractors, consultants, commercial collaborators, principal investigators, vendors and other agents may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, vendors and other agents may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or disclosure of unauthorized activities to us that violates applicable regulations, including those laws requiring the reporting of true, complete and accurate information to regulatory agencies, manufacturing standards, and federal and state healthcare laws and regulations. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. We could face liability under the federal Anti-Kickback Statute and similar state laws. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, referrals, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of individually identifiable information, including, without limitation, information obtained in the course of clinical studies, which could result in significant regulatory sanctions and serious harm to our reputation. Further, should violations include promotion of unapproved (off-label) uses one or more of our products, we could face significant regulatory sanctions for unlawful promotion, as well as substantial penalties under the federal False Claims Act, or FCA, and similar state laws. Similar concerns could exist in jurisdictions outside of the United States as well. We intend to adopt, prior to the completion of this offering, a code of conduct applicable to all of our employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we

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take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. The precautions we take to detect and prevent misconduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business, financial condition and results of operations.

Our proposed international operations will expose us to risks, and failure to manage these risks may adversely affect our operating results and financial condition.

We expect to have operations both inside and outside the United States if ABP-450 is approved for commercial sale in multiple jurisdictions. International operations are subject to a number of inherent risks, and our future results could be adversely affected by a number of factors if we seek and obtain the necessary approvals, including:

•	requirements or preferences for domestic products, which could reduce demand for our products;
•	differing existing or future regulatory and certification requirements;
•	management communication and integration problems resulting from cultural and geographic dispersion;
•	greater difficulty in collecting accounts receivable and longer collection periods;
•	difficulties in enforcing contracts;
•	difficulties and costs of staffing and managing non-U.S. operations;
•	the uncertainty of protection for intellectual property rights in some countries;
•	tariffs and trade barriers, export regulations and other regulatory and contractual limitations on our ability to sell our products;
•	more stringent data protection standards in some countries;
•	regulatory concerns limiting ability to import or export products;
•

greater risk of a failure of foreign employees to comply with both U.S. and foreign laws, including export and antitrust regulations, the U.S. Foreign Corrupt Practices Act, or the FCPA, quality assurance and other healthcare regulatory requirements and any trade regulations ensuring fair trade practices;

•

heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements;

•	foreign currency exchange rates;
•	potentially adverse tax consequences, including multiple and possibly overlapping tax structures and difficulties relating to repatriation of cash; and

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•	political and economic instability, political unrest and terrorism.

These and other factors associated with international operations could harm our ability to gain future revenue and, consequently, materially impact our business, operations results and financial condition.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of ABP-450.

We face an inherent risk of product liability as a result of the clinical testing of ABP-450 and will face an even greater risk if we commercialize any products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for ABP-450;
•	termination of clinical study sites or entire study programs;
•	injury to our reputation and significant negative media attention;
•	withdrawal of clinical study participants or cancellation of clinical studies;
•	significant costs to defend the related litigation;
•	a diversion of management’s time and our resources;
•	substantial monetary awards to study participants or patients;
•	regulatory investigations, product recalls, withdrawals or labeling, marketing or promotional restrictions;
•	loss of revenue;
•	the inability to commercialize any products we develop; and
•	a decline in our share price.

Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could prevent or inhibit the commercialization of ABP-450 in any current or future proposed therapeutic indication. We currently carry product liability insurance covering our clinical studies. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. If and when we obtain approval for marketing ABP-450, we intend to expand our insurance coverage to include the sale of ABP-450, however, we may be unable to obtain this liability insurance on commercially reasonable terms.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop ABP-450 in any of our proposed therapeutic indications, conduct our clinical studies and commercialize ABP-450.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management. We believe that our future success is highly dependent upon the contributions of our senior management, particularly Marc Forth, our Chief Executive Officer, as well as other members of our senior management team. The loss of

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services of any of these individuals could delay or prevent the successful development of our product pipeline, completion of our planned clinical studies or the commercialization of ABP-450 in each of our therapeutic indications or any future products we develop.

In addition, we could experience difficulties attracting and retaining qualified employees in the future. For example, competition for qualified personnel in the pharmaceuticals field is intense due to the limited number of individuals who possess the skills and experience required by our industry. We may not be able to attract and retain quality personnel on acceptable terms, or at all. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information or that their former employers own their research output.

Our business involves the use of hazardous materials, and we and our third-party manufacturer and supplier must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our research and development and manufacturing activities in the future may, and Daewoong’s manufacturing and supplying activities presently do, involve the controlled storage, use and disposal of hazardous materials, including botulinum toxin type-A, a key component of ABP-450, and other hazardous compounds. We and Daewoong are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at Daewoong’s facilities pending their use and disposal. We and Daewoong cannot eliminate the risk of contamination, which could cause an interruption of Daewoong’s manufacturing processes, our commercialization efforts, business operations and environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by Daewoong for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, this may not eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources, and state or federal or other applicable authorities may curtail our use of certain materials and interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership over a rolling three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards, or NOLs, and other pre-change tax attributes, such as research tax credits, to offset its post-change taxable income or income tax liabilities, as applicable, may be limited. As of December 31, 2020, we had $50.4 million of federal NOLs available to offset our future federal taxable income, if any, and federal research and development tax credit carryforwards of $0.4 million. These federal research and development tax credit carryforwards and $48.9 million of our federal NOLs expire at various dates beginning in 2036. We may experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change NOLs to offset federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. Similar rules may apply under state tax laws. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. We had no state NOLs as of December 31, 2020.

Changes in tax laws, including as a result of the 2020 United States presidential and congressional elections, may impact our future financial position and results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, or interpreted, changed, modified or applied adversely to us, any of which could adversely affect our business operations and financial performance. In particular, the recent presidential and congressional elections in the United States could result in significant changes in, and uncertainty with respect to, tax legislation, regulation and government policy directly affecting our business or indirectly affecting us because of impacts on suppliers. For example, United States tax legislation has been proposed that, if enacted, would make significant changes to the taxation of business entities including, among others, a permanent increase in the corporate income tax rate, an increase in the tax rate applicable

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to the global intangible low-taxed income and elimination of certain exemptions, and the imposition of minimum taxes or surtaxes on certain types of income. The likelihood of these changes being enacted or implemented in their proposed form is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business. To the extent that such changes have a negative impact on us or our suppliers, including as a result of related uncertainty, these changes may materially and adversely impact our business, financial condition, results of operations and cash flows.

Risks Related to our Reliance on Third Parties

We rely on the Daewoong Agreement to provide us exclusive rights to commercialize and distribute ABP-450 in certain territories. Any termination or loss of significant rights, including exclusivity, under the Daewoong Agreement would materially and adversely affect our development or commercialization of ABP-450.

Pursuant to our license and supply agreement, or the Daewoong Agreement, we have secured an exclusive license from Daewoong, a South Korean pharmaceutical manufacturer, to import, distribute, promote, market, develop, offer for sale and otherwise commercialize and exploit ABP-450 for therapeutic indications in the United States, European Union, the United Kingdom, Canada, Australia, Russia, Commonwealth of Independent States and South Africa. The Daewoong Agreement imposes on us obligations relating to exclusivity, territorial rights, development, commercialization, funding, payment, diligence, sublicensing, intellectual property protection and other matters. We are obligated to conduct development activities, obtain regulatory approval of ABP-450 and obtain from Daewoong all of our product supply requirements for ABP-450. In addition, under the Daewoong Agreement, we are required to submit our commercialization plan to a Joint Steering Committee, or JSC, comprised of an equal number of development and commercial representatives from Daewoong and us, for review and input. Although the Daewoong Agreement provides us with final decision-making power regarding the marketing, promotion, sale and/or distribution of ABP-450, any disagreement among the JSC would be referred to Daewoong’s and our respective senior management for resolution if the JSC is unable to reach a decision within thirty days, which may result in a delay in our ability to implement our commercialization plan or harm our working relationship with Daewoong.

The initial term of the Daewoong Agreement will expire on the later of December 20, 2029 or the fifth anniversary of our receipt of marketing approval in any of the aforementioned territories. The Daewoong Agreement will renew for unlimited additional three year terms after the expiration of the initial term. We or Daewoong may terminate the Daewoong Agreement if the other party breaches any of its duties or obligations and such breach continues without cure for ninety days, or thirty days in the case of a payment breach, or if we declare bankruptcy or assign our business for the benefit of creditors.

We will be the sole owner of any marketing authorization we pursue and clinical study results from our current or future studies related to therapeutic indications of ABP-450 in a covered territory. This will include ownership of any BLA that we may submit to the FDA, MAA that we may submit to the EMA, NDS that we may submit to Health Canada, and any other approvals that we may receive in a covered territory. However, if we do not renew the Daewoong Agreement or upon termination of the Daewoong Agreement due to a breach by us, we are obligated to transfer our rights to Daewoong.

If we breach any material obligations, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages to Daewoong and Daewoong may have the right to terminate our license. Any termination or loss of rights under the Daewoong Agreement would materially and adversely affect our ability to develop and commercialize ABP-450, which in turn would have a material adverse effect on our business, operating results and prospects. If we were to lose our rights under the Daewoong Agreement, we believe it would be difficult or impossible for us to find an alternative supplier of a botulinum toxin type-A complex. In addition, to the extent the alternative supplier has not secured regulatory approvals in a jurisdiction, we would have to expend significant resources, including performing additional clinical studies, to obtain regulatory approvals that may never be obtained or require several years to obtain, which could significantly delay commercialization. We may be unable to raise additional capital to fund our operations during this extended time on terms acceptable to us or at all. If we were to commercialize ABP-450 and later experienced delays as a result of a dispute with Daewoong, the demand for ABP-450 could be materially and adversely affected.

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We currently rely solely on Daewoong to manufacture ABP-450, and as such, any production or other problems with Daewoong could adversely affect us. The manufacture of biologics is complex and Daewoong may encounter difficulties in production that may impact our ability to provide supply of ABP-450 for clinical studies, our ability to obtain marketing approval, or our ability to obtain commercial supply of our products, if approved, could be delayed or stopped.

We have no experience in biologic manufacturing and do not own or operate, and we do not expect to own or operate, facilities for product manufacturing, storage and distribution, or testing. We depend solely upon Daewoong to manufacture ABP-450. Any failure or refusal by Daewoong to supply ABP-450 could delay, prevent or impair our clinical development or commercialization efforts. Although alternative sources of supply may exist, the number of third-party suppliers with the necessary manufacturing and regulatory expertise and facilities is limited, and it could be expensive and take a significant amount of time to arrange for alternative suppliers, which could have a material adverse effect on our business. New suppliers of any product candidate would be required to qualify under applicable regulatory requirements and would need to have sufficient rights under applicable intellectual property laws to the method of manufacturing the product candidate. Obtaining the necessary FDA approvals or other qualifications under applicable regulatory requirements and ensuring non-infringement of third-party intellectual property rights could result in a significant interruption of supply and could require the new manufacturer to bear significant additional costs which may be passed on to us. We will also need to verify, such as through a manufacturing comparability study, that any new CMO or manufacturing process will produce our product candidate according to the specifications previously submitted to the FDA or another regulatory authority. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require conducting additional clinical studies.

In addition, there are risks associated with large scale manufacturing for clinical studies or commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, compliance with good manufacturing practices, lot consistency and timely availability of raw materials. Even if we obtain marketing approval for ABP-450, there is no assurance that Daewoong will be able to manufacture the approved product to specifications acceptable to the FDA or other comparable foreign regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential commercial launch of the product or to meet potential future demand. If Daewoong is unable to produce sufficient quantities for clinical studies or for commercialization, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

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Our reliance on Daewoong entails additional risks, including reliance on Daewoong for regulatory compliance and quality assurance, the possible breach of the Daewoong Agreement by Daewoong, and the possible termination or nonrenewal of the Daewoong Agreement at a time that is costly or inconvenient for us. Our failure, or the failure of Daewoong, to comply with applicable regulations, such as cGMP, which includes, among other things, quality control, quality assurance and the maintenance of records and documentation, could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of the product candidate or drugs, import alerts or detentions preventing import of product into the United States or other territories, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of ABP-450. Our dependence on Daewoong also subjects us to all of the risks related to Daewoong’s business, which are all generally beyond our control. Daewoong’s ability to perform its obligations under the Daewoong Agreement is dependent on its operational and financial health, which could be negatively impacted by several factors, including changes in the economic, political and legislative conditions in South Korea and the broader region in general and the ability of Daewoong to continue to successfully attract customers and compete in its market. Furthermore, Daewoong’s recently constructed manufacturing facility is Daewoong’s directly owned facility meeting FDA and EMA cGMP requirements. Daewoong’s lack of familiarity with, or inability to effectively operate, the facility and produce products of consistent quality, may harm our ability to compete in our market.

In addition, we are ultimately responsible for distribution of products under any authorization or approval we hold to investigate or market ABP-450.  We do not own a manufacturing facility and we have never supervised manufacturing operations, but we have regulatory obligations to review batch records and release of the investigational product for our clinical studies. Further, we will have similar regulatory obligations if the product is marketed and could be held responsible for any distribution of adulterated or misbranded ABP-450, even if caused by Daewoong’s noncompliance.

The FDA conducted a cGMP and pre-approval inspection of Daewoong’s manufacturing facility in South Korea related to Evolus’ BLA for Jeuveau from November 8, 2017 to November 17, 2017. At the end of the inspection, the FDA issued an FDA Form 483 with ten inspectional observations of regulatory noncompliance to Daewoong. The Form 483 includes observations relating to the need for adherence to and improved procedures, processes and documentation relating to investigations of and corrective actions for non-compliance with specifications for batches and components, environmental monitoring, drug substance testing, computer system access, material handling and staff training. Daewoong timely responded to the FDA with a plan for implementing corrective actions related to these observations. Daewoong provided complete responses to the Form 483; however, the time to correct the observations, submit the complete response and FDA review and acceptance of the responses delayed approval of Evolus’ BLA. Neither the FDA, Health Canada nor the EMA have conducted a repeat inspection of Daewoong manufacturing facility per usual FDA Quality Review Practices to confirm continued compliance with cGMP regulations. A separate pre-licensure inspection may be required for any BLA we submit for any of our product candidates. Should the repeat inspection find serious deviation from cGMP manufacturing regulations, or repeated observations, Daewoong may be required to expend significant time and resources to correct any observations, which could cause delays and adversely affect availability of drug product to support our research and development operations. For example, the FDA is permitted to deny entry of any imported product that “appears” to be adulterated or misbranded, meaning it does not actually need to be violative to be prohibited from entry, just that the FDA believes it might be violative. FDA-483 observations, particularly if eventually escalated into an FDA untitled or warning letter, could result in an import alerts which ban entry of a product into the United States until issues are resolved to the FDA’s satisfaction, and they have reinspected the facility to confirm all corrections have been implemented, which could potentially take a considerable amount of time. In addition, failure to have an observation-free inspection during a pre-approval inspection can result in delay or denial or FDA approval. Similar issues could occur in other jurisdictions as well.

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Additionally, if Daewoong’s facility were to be damaged, destroyed or otherwise unable to operate or comply with regulatory requirements, whether due to earthquakes, fire, floods, hurricanes, storms, tornadoes, other natural disasters, employee malfeasance, terrorist acts, political unrest, power outages or otherwise, or if operations at the facility were disrupted for any other reason, such an event could negatively affect our ongoing preclinical studies and clinical studies and, if ABP-450 is approved, jeopardize Daewoong’s ability to manufacture ABP-450 as promptly as we or our customers expect or possibly at all. If such an event occurred that prevented Daewoong from using all or a significant portion of its manufacturing facility that damaged critical infrastructure, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for Daewoong to supply enough ABP-450 to continue our business for a substantial period of time.

A material breach by us of the terms of our license and settlement agreement with Medytox, Inc. could have a material adverse effect on our business.

In May 2021, Medytox, Inc., or Medytox, brought a case in the United States District Court for the Central District of California in May 2021, or the Medytox Litigation, alleging, among other things, that Daewoong stole Medytox’s botulinum toxin bacterial strain, or the BTX strain, and misappropriated certain trade secrets of Medytox, including the process used to manufacture ABP-450 using the BTX strain, and that our and Daewoong’s activities conducted in the United States give rise to liability for misappropriation of trade secrets. Medytox seeks, among other things, (i) actual, consequential and punitive damages, (ii) a reasonable royalty, as appropriate, (iii) disgorgement of any proceeds or profits, (iv) injunctive relief prohibiting us from using Medytox’s trade secrets to manufacture, offer to sell, or sell therapeutic BTX products, including ABP-450, and (v) attorneys’ fees and costs.

The Medytox Litigation was another step in an ongoing dispute involving Medytox and Allergan, on the one side, and Evolus, Daewoong and us on the other side.  In June 2017, Medytox brought a civil lawsuit of a similar nature against Evolus, Daewoong and us in the Superior Court of the State of California, which we refer to as the Superior Court Litigation, and a separate lawsuit in October 2017 against Daewoong in South Korea, which we refer to as the Korea Litigation. The lawsuit filed in the Superior Court of the State of California alleged claims substantially similar to the Medytox Litigation and was subsequently stayed on grounds of forum non conveniens, because the underlying facts that gave rise to the complaint occurred in South Korea, among other reasons. In October 2017, Medytox initiated the Korea Litigation against Daewoong, and its parent company, Daewoong Co. Ltd., in the Seoul Central District Court in Seoul, South Korea, related to the same subject matter, and is seeking, among other things, money damages, injunctive relief and destruction of related documents and products. We are not a party to the Korea Litigation. In April 2018, the Superior Court of the State of California dismissed Medytox’s suit against Daewoong without prejudice on the basis that Medytox had brought a substantially similar proceeding against Daewoong in South Korea, and continued a stay of the case as to us and Evolus. In February 2021, the Superior Court of the State of California dismissed Medytox’s suit against us without prejudice, following Medytox’s filing of a notice of settlement of the case based on a settlement it entered with Evolus.

Additionally, in January 2019, Allergan and Medytox filed a complaint against Daewoong and Evolus in the U.S. International Trade Commission, or the ITC, alleging that the BTX strain used in Evolus’ Jeuveau product is manufactured based on misappropriated trade secrets of Medytox and therefore its importation is an unfair act. The Administrative Law Judge issued a final determination in December 2020. The final determination concluded that a violation of Section 337 of the Tariff Act of 1930 had occurred, and the ITC issued a limited exclusion order forbidding entry of Jeuveau into the United States for 21 months and a cease and desist order prohibiting Daewoong and Evolus from engaging in the importations, sale for importation, marketing, distribution, offering for sale, the sale after the importation of, or otherwise transferring Jeuveau within the United States for 21 months. The 21 month ban was stayed as a result of a settlement agreement between Evolus and Medytox in February 2021.

Effective June 21, 2021, we entered into a settlement and license agreement with Medytox, pursuant to which, among other things, Medytox agreed (a) to dismiss all claims against us in the Medytox Litigation, (b) to pursue dismissal of the appeals related to the December 2020 final determination of the United States International Trade Commission and agreed that as a result of such dismissal the final determination would be vacated, (c) to file appropriate documents in the Korean Litigation and related actions in support of the terms of the settlement, and (d) not to revive or otherwise pursue the Superior Court Litigation with respect to us.  In addition, Medytox granted us a non-exclusive, royalty bearing, irrevocable license to commercialize and manufacture AB-450. In exchange for the license, we issued

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Medytox 26,680,511 shares of our common stock, par value $0.0001 per share agreed to pay Medytox single-digit royalties on the net sales of licensed products for 15 years. Moreover, in the event the shares of common stock we issued to Medytox represent less than 10% of our total outstanding shares immediately following the closing of our initial public offering, or the Target Ownership, we will issue additional shares of our common stock to Medytox sufficient to cause Medytox to achieve the Target Ownership.  On June 28, 2021, the claims against us in the Medytox Litigation were dismissed with prejudice.

Medytox can terminate the license and settlement agreement if we materially breach any material provision of the agreement.  If the license and settlement agreement were terminated, Medytox would be able to revive the Medytox Litigation, the Superior Court Litigation and the Korea Litigation, any one of which could result in us losing access to ABP-450 and the manufacturing process and require us to negotiate a new license with Medytox for continued access to ABP-450. We may not be able to successfully negotiate such license on terms acceptable to us or at all. If we are unable to license ABP-450, we may not be able to find a replacement product, if at all, without expending significant resources and being required to seek additional regulatory approvals, which would be uncertain, time consuming and costly.

SCH currently performs or supports many of our general and administrative corporate functions and will continue to do so after the completion of this offering pursuant to a services agreement, and if we are unable to replicate or replace these functions if the services agreement is terminated, our operations could be adversely affected.

SCH currently performs or supports many general and administrative corporate functions for our company. For example, SCH provides certain general management, communication, human resources, office, rent and information technology services. Our financial statements reflect charges for these services on an allocation basis.

In August 2019, we entered into a services agreement with Strathspey Crown Limited, LLC, an affiliate of SCH, or Strathspey Crown Limited, with an effective date of January 2019. The services agreement sets forth certain agreements between Strathspey Crown Limited and us that will continue to govern the respective responsibilities and obligations between Strathspey Crown Limited and us following this offering.

Pursuant to the services agreement, Strathspey Crown Limited provides us certain administrative and development support services, including certain general management, communication, human resources, office, rent and information technology services. We have agreed to pay Strathspey Crown Limited our allocable share of the actual cost incurred by Strathspey Crown Limited in providing such services, plus a 10% markup, as well as our allocable share of Strathspey Crown Limited’s overhead expenses, including office rent, depreciation, maintenance, utilities and supplies. We do not anticipate that receiving such services will contribute significantly to the fundamental risks of business success or failure of us or Strathspey Crown Limited.

The services agreement has a one-year term and will renew for successive one year terms unless sooner terminated by either party. We or Strathspey Crown Limited may terminate the services agreement upon sixty days’ notice to the other party.

In the event the services agreement is terminated by us or Strathspey Crown Limited, we will need to replicate or replace certain functions, systems and infrastructure to which we will no longer have the same access. We may also need to make investments or hire additional employees to operate without the same access to Strathspey Crown Limited’s existing operational and administrative infrastructure. These initiatives may be costly to implement. Due to the scope and complexity of the underlying projects relative to these efforts, the amount of total costs could be materially higher than our estimate, and the timing of the incurrence of these costs is subject to change.

In addition, we may not be able to replace these services or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those that we will receive from Strathspey Crown Limited under the services agreement. When we begin to operate these functions separately, if we do not have our own adequate systems and business functions in place, or are unable to obtain them from other providers, we may not be able to operate our business effectively or at comparable costs, and our profitability may decline.

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We rely, and will continue to rely, on third parties and consultants to conduct all of our preclinical studies and clinical studies. If these third parties or consultants do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for ABP-450.

We do not currently have the ability to independently conduct any preclinical studies or clinical studies. We rely, and will continue to rely, on medical institutions, clinical investigators, contract laboratories, collaborative partners and other third parties, such as CROs, to conduct preclinical studies and clinical studies on ABP-450. The third parties with whom we currently or may in the future contract for execution of any of our preclinical studies and clinical studies play a significant role in the conduct of these studies and studies and the subsequent collection and analysis of data. However, these third parties are not our employees, and except for contractual duties and obligations, we have limited ability to control the amount or timing of resources that they devote to any of our current or future programs. Although we rely on these third parties to conduct our preclinical studies and clinical studies, we remain responsible for ensuring that each of our preclinical studies and clinical studies is conducted in accordance with the investigational plan and protocol. Moreover, the FDA and other similar regulatory authorities require us to observe both good laboratory practices, or GLP, and animal welfare requirements for preclinical studies, and to comply with GCPs for conducting, monitoring, recording and reporting the results of clinical studies to ensure that the data and results are scientifically credible and accurate, and that the study subjects are adequately informed of the potential risks of participating in clinical studies. We also rely, and will continue to rely, on consultants to assist in the execution, including data collection and analysis, of any of our future clinical studies.

In addition, the execution of preclinical studies and clinical studies, and the subsequent compilation and analysis of the data produced, requires coordination among various parties. In order for these functions to be carried out effectively and efficiently, it is imperative that these parties communicate and coordinate with one another. Moreover, these third parties may also have relationships with other commercial entities, some of which may compete with us. If the third parties or consultants conducting our clinical studies do not perform their contractual duties or obligations, experience work stoppages, do not meet expected deadlines, terminate their agreements with us or need to be replaced, or if the quality or accuracy of the preclinical or clinical data they obtain is compromised due to the failure to adhere to GLPs, or our clinical study protocols or GCPs, or for any other reason, we may need to conduct additional clinical studies or enter into new arrangements with alternative third parties, which could be difficult, costly or impossible, and our preclinical studies and clinical studies may be extended, delayed or terminated or may need to be repeated. Further, any noncompliance that results in data integrity issues could put any regulatory approval we receive at risk of withdrawal, and could subject us to regulatory sanctions due to failure to adequately oversee the third parties we rely upon. If any of the foregoing were to occur, we may not be able to obtain, or may be delayed in obtaining, regulatory approval for and will not be able to, or may be delayed in our efforts to, successfully commercialize ABP-450 in any of our proposed therapeutic indications.

We may use third-party collaborators to help us develop, validate or commercialize any new products, and our ability to commercialize such products could be impaired or delayed if these collaborations are unsuccessful.

We may license or selectively pursue strategic collaborations for the development, validation and commercialization of ABP-450 in any current or future proposed therapeutic indications. In any third-party collaboration, we would be dependent upon the success of the collaborators in performing their responsibilities and their continued cooperation. Our collaborators may not cooperate with us or perform their obligations under our agreements with them. Our collaborators may choose to pursue alternative technologies in preference to those being developed in collaboration with us. The development, validation and commercialization of ABP-450 will be delayed if collaborators fail to conduct their responsibilities in a timely manner or in accordance with applicable regulatory requirements or if they breach or terminate their collaboration agreements with us. Disputes with our collaborators could also impair our reputation or result in development delays, decreased revenues and litigation expenses.

In addition, we may face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. Those factors may include the design or results of clinical studies, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for ABP-450 in our proposed therapeutic indications, the costs and complexities of manufacturing and delivering ABP-450 to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if

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there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. Collaborations are complex and time-consuming to negotiate and document.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of ABP-450 in any of our proposed therapeutic indications, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop ABP-450 in any of our proposed therapeutic indications or bring it to market and generate revenue.

Risks Related to Intellectual Property

If we or any of our current or future licensors, including Daewoong, are unable to maintain, obtain or protect intellectual property rights related to ABP-450, we may not be able to compete effectively in our market.

We and Daewoong currently rely upon a combination of trademarks, trade secret protection, confidentiality agreements and proprietary know-how. We also intend to protect our proprietary technology and methods by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions, methods of use, and improvements that are important to the development and implementation of our business. However, the composition of matter for botulinum toxin cannot be patented, as it is produced by Clostridium botulinum, a gram-positive, rod-shaped, anaerobic, spore-forming, motile bacterium with the ability to produce the botulinum toxin. Daewoong has obtained a U.S. patent related to its proprietary botulinum toxin manufacturing process. In addition, we have filed certain provisional patent applications with the U.S. Patent and Trademark Office, or USPTO, related to certain novel and proprietary methods of utilizing ABP-450 for therapeutic purposes. These patent applications may fail to result in issued patents with claims that cover ABP-450 in any currently proposed or future therapeutic indications, in the United States or in other foreign countries, and the issued patents may be declared invalid or unenforceable. Under the Daewoong Agreement, we license the trademark associated with ABP-450. Our trade secrets and other confidential proprietary information and those of our licensors could be disclosed or competitors could otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we or any of our current or future licensors may encounter significant problems in protecting and defending our or their intellectual property both in the United States and internationally. If we or any of our current or future licensors are unable to prevent material disclosure of the non-patented intellectual property related to ABP-450 to third parties, we may not be able to establish or maintain a competitive advantage in our market, which could adversely affect our business.

In addition to the protection afforded by patents, trademarks, confidentiality agreements and proprietary know-how, we may in the future rely upon in-licensed patents or proprietary technology for the development of ABP-450 in any currently proposed or future therapeutic indications. We may not be able to in-license third party patents necessary to commercialize ABP-450 on commercially reasonable terms, or at all, which could materially harm our business. The strength of patents we may in-license in the technology and healthcare fields involves complex legal and scientific questions and can be uncertain. The patent applications that we may in-license may fail to result in issued patents with claims that cover ABP-450 in any currently proposed or future therapeutic indications, in the United States or in other foreign countries, and the issued patents that we may in-license may be declared invalid or unenforceable.

We are reliant on the ability of Daewoong, as the licensor of our only product candidate, to maintain its intellectual property and protect its intellectual property against misappropriation, infringement or other violation. We may not have primary control over Daewoong’s or our future licensors’ patent prosecution activities. Furthermore, we may not be allowed to comment on prosecution strategies, and patent applications currently being prosecuted may be abandoned by the patent owner without our knowledge or consent. With respect to patents that are issued to our licensors, or patents that may issue on patent applications, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed or invalidated. As a licensee, we are reliant on Daewoong and our future licensors to defend any third-party claims. Our licensors may not defend or prosecute such actions as vigorously or in the manner that we would have if entitled to do so, and we may be impacted by any judgment or

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settlement resulting from such actions. Also, a third-party may challenge the validity of our in-licensing transactions. Furthermore, even if they are unchallenged, any of our future in-licensed patents and patent applications may not adequately protect the licensors or our intellectual property or prevent others from designing around their or our claims.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts or otherwise adversely affect our results of operations.

Our commercial success depends in part on our avoiding infringement of the proprietary rights of third parties. Competitors and other entities that possess intellectual property rights related to the use of botulinum toxins in the fields of neurology and gastroenterology have developed large portfolios of patents and patent applications in fields relating to our business. In particular, there are patents held by third parties that relate to the treatment with botulinum toxin-based products. There may also be patent applications that have been filed but not published that, when issued as patents, could be asserted against us. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the technology, medical device and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and inter-party reexamination proceedings before the USPTO. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we plan to develop ABP-450. As the technology, medical device and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidate may be subject to claims of infringement of the patent rights of third parties.

In the past, Medytox asserted that we and Daewoong were employing their proprietary technology without authorization, and other third parties may make similar assertions about us or any of our current or future licensors, including Daewoong, in the future. There may be third-party patents or patent applications with claims to materials, methods of manufacture or methods for treatment related to the use or manufacture of ABP-450. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that ABP-450 may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of ABP-450, the holders of any such patents may be able to block our ability to commercialize ABP-450 in any proposed therapeutic indication unless we obtain a license under the applicable patents or until such patents expire. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our methods of use, the holders of any such patent may be able to block our ability to develop and commercialize ABP-450 unless we obtain a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all.

In addition to claims of patent infringement, third parties may bring claims against us asserting misappropriation of proprietary technology or other information in the development, manufacture and commercialization of ABP-450. Defense of such a claim would require dedicated time and resources, which time and resources could otherwise be used by us toward the maintenance of our own intellectual property and the development and commercialization of ABP-450 in any current or future proposed therapeutic indication or by any of our current or future licensors for operational upkeep and manufacturing of our product.

Parties making claims against us or any of our current or future licensors may request and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize ABP-450. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement, we or any of our current or future licensors may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties which may not be commercially or more available, pay royalties or redesign our infringing products or manufacturing processes, which may be impossible or require substantial time and monetary expenditure. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research, manufacture clinical study supplies or allow commercialization of ABP-450 in any current or future proposed therapeutic indication. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize ABP-450 in one or more of our proposed therapeutic indications, which could harm our business significantly. Similarly, third-party patents could exist that might be enforced against our products, resulting in either

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an injunction prohibiting our sales, or with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties.

We may become involved in lawsuits to protect or enforce our intellectual property or the patents and other intellectual property of our licensors, which could be expensive and time-consuming.

Competitors may infringe our intellectual property, including any future patents we may acquire, or the patents and other intellectual property licensed to us by our licensors, including Daewoong. As a result, we or any of our current or future licensors may be required to file infringement claims to stop third-party infringement or unauthorized use. This can be expensive, particularly for a company of our size, and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or any of our current or future licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patent claims do not cover its technology or that the factors necessary to grant an injunction against an infringer are not satisfied.

An adverse determination of any litigation or other proceedings could put one or more of such patents at risk of being invalidated or interpreted narrowly. Interference, derivation or other proceedings brought at the USPTO may be necessary to determine the priority or patentability of inventions with respect to any of our future patent applications or those of our licensors or collaborators. Litigation or USPTO proceedings brought by us or any of our current or future licensors may fail or may be invoked against us or our licensors by third parties. Even if we are successful, domestic or foreign litigation or USPTO or foreign patent office proceedings may result in substantial costs and distraction to our management or the management of any of our current or future licensors, including Daewoong. We may not be able, alone or with any of our current or future licensors or collaborators, to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other proceedings, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or proceedings. In addition, during the course of this kind of litigation or proceedings, there could be public announcements of the results of hearings, motions or other interim proceedings or developments or public access to related documents. If investors perceive these results to be negative, the market price for our common stock could be significantly harmed.

Most of our competitors are larger than we are and have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex patent litigation longer than we could. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our clinical studies, continue our internal research programs, or in-license needed technology. There could also be public announcements of the results of the hearing, motions, or other interim proceedings or developments. If securities analysts or investors perceive those results to be negative, it could cause the price of shares of our common stock to decline.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States and in some cases may even force us to grant a compulsory license to competitors or other third parties. Consequently, we may not be able to prevent third parties from using our inventions in all countries outside the United States or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

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Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

In addition, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in domestic and foreign intellectual property laws.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for our product candidate, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position.

We seek to protect our trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, collaborators, consultants, advisors and other third parties. We expect to enter into confidentiality and invention assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We employ individuals who were previously employed at other pharmaceutical companies including certain of our anticipated competitors. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. We may not be successful in defending these claims, and even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees. Any litigation or the threat thereof may adversely affect our ability to hire employees. A loss of key personnel or their work product could diminish or prevent our ability to commercialize ABP-450, which could have an adverse effect on our business, results of operations and financial condition.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

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Third parties may assert that we are using trademarks or trade names that are confusingly similar to their marks. If any third-party were able to establish that our trademarks or trade names were infringing their marks, that third-party may be able to block our ability to use the infringing trademark or trade name. In addition, if a third-party were to bring such a claim, we would be required to dedicate time and resources to fight the claim, which time and resources could otherwise be used toward the maintenance of our own intellectual property.

Parties making claims against us may request and obtain injunctive or other equitable relief, which could prevent our ability to use the subject trademarks or trade names. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement. We may be required to re-brand one or more of our products or services offered under the infringing trademark or trade name, which may require substantial time and monetary expenditure. Third parties could claim senior rights in marks which might be enforced against our use of trademarks or trade names, resulting in either an injunction prohibiting our sales under those trademarks or trade names.

Risks Related to Government Regulation

Our business and products are subject to extensive government regulation.

We are subject to extensive, complex, costly and evolving regulation by federal and state governmental authorities in the United States, the European Union, Canada and other countries, principally by the FDA, the EMA, Health Canada and other similar regulatory authorities. Daewoong is also subject to extensive regulation by the FDA and the South Korean regulatory authorities as well as other regulatory authorities. Our failure to comply with all applicable regulatory requirements, or Daewoong’s failure to comply with applicable regulatory requirements, including those promulgated under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act, and the Controlled Substances Act, may subject us to operating restrictions and criminal prosecution, monetary penalties and other enforcement or administrative actions, including, sanctions, warning letters, import alerts, product seizures, recalls, fines, injunctions, suspension, revocation of approvals, or exclusion from future participation in the Medicare and Medicaid programs.

In the event our products receive regulatory approval, we, and our direct and indirect suppliers, including Daewoong, will remain subject to the periodic inspection of our plants and facilities, review of production processes, and testing of our products to confirm that we are in compliance with all applicable regulations. Adverse findings during regulatory inspections may result in requirements that we implement REMS programs, requirements that we complete government mandated clinical studies, and government enforcement actions including those relating to labeling, advertising, marketing and promotion, as well as regulations governing manufacturing controls.

If we experience delays in obtaining approval or if we fail to obtain approval of ABP-450 in any of our proposed therapeutic indications, the commercial prospects for ABP-450 may be harmed and our ability to generate revenue will be materially impaired.

In addition, in the course of our activities we may collect information from clinical study subjects or other individuals that subjects us to a variety of rapidly evolving laws regarding privacy, data protection and data security, including those related to the collection, storage, handling, use, disclosure, transfer and security of personal data. Data breaches or other violations of these laws could subject our business to significant penalties and reputational harm.

Even if we receive regulatory approval for ABP-450 in any therapeutic indication, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, limit or delay regulatory approval and subject us to penalties if we fail to comply with applicable regulatory requirements. Additionally, ABP-450, if approved in any therapeutic indication, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

If regulatory approval is granted, ABP-450 will be subject to continual regulatory review by the FDA, the EMA and other similar regulatory authorities. Any regulatory approvals that we or our collaborators receive for ABP-450 in any currently proposed or future therapeutic indication may also be subject to limitations on the approved indications for

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which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase IV clinical studies, and surveillance to monitor the safety and efficacy of the product. In addition, if the applicable regulatory agency approves ABP-450 in any therapeutic indication, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP requirements and GCPs, for any clinical studies that we conduct post-approval. Later discovery of previously unknown problems with ABP-450, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	impose restrictions on the marketing or manufacturing of the product, suspend or withdraw product approvals or revoke necessary licenses;
•	issue warning letters, show cause notices or untitled letters describing alleged violations, which may be publicly available;
•	mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;
•	require revisions to the labeling, including limitation on approved uses or the addition of additional warnings, contraindications or other safety information;
•	require us to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;
•	commence criminal investigations and prosecutions;
•	impose injunctions;
•	impose other civil or criminal penalties;
•	suspend any ongoing clinical studies;
•	delay or refuse to approve pending applications or supplements to approved applications filed by us;
•	refuse to permit products or active ingredients to be imported or exported to or from the United States;
•	suspend or impose restrictions on operations, including costly new manufacturing requirements; or
•	seize or detain products or require us to initiate a product recall; and
•	injunctions or the imposition of civil or criminal penalties.

Additionally if ABP-450 receives marketing approval for any of our proposed indications, the FDA could require us to adopt a REMS to ensure that the benefits of the therapy outweigh its risks, which may include, among other things, a medication guide outlining the risks for distribution to patients and a communication plan to health care practitioners. Any of these events could prevent us from achieving or maintaining market acceptance of ABP-450 in the proposed therapeutic indication and could significantly harm our business, prospects, financial condition and results of operations.

The FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of ABP-450 in any of our proposed therapeutic indications. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action,

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either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

In addition, given the similarity of ABP-450 to Jeuveau, any adverse developments with respect to Jeuveau, including adverse events or changes in regulatory status, may also directly impact the development, commercialization or regulation of ABP-450, if approved.

If we fail to obtain regulatory approvals in foreign jurisdictions for ABP-450, we will be unable to market our products outside of the United States.

In addition to regulations in the United States, we are and will be subject to a variety of foreign regulations governing manufacturing, clinical studies, commercial sales and distribution of our future products. Whether or not we obtain FDA approval for a product candidate, we must obtain approval of the product by the comparable regulatory authorities of foreign countries before commencing clinical studies or marketing in those countries. The approval procedures vary among countries and can involve additional clinical testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Clinical studies conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not be able to file for regulatory approvals or to do so on a timely basis, and even if we do file, we may not receive necessary approvals to commercialize our products in markets outside of the United States.

The misuse or off‑label use of our approved products, if any, may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

The FDA and other regulatory agencies strictly regulate the marketing and promotional claims that are made about pharmaceutical products. In particular, a product may not be promoted for uses or indications that are not specifically approved by the FDA, the EMA or other regulatory agencies as reflected in the product’s approved labeling. For example, if we receive marketing approval for ABP-450 in any therapeutic indication, physicians could use ABP-450 on their patients in a manner that is inconsistent with the approved label, such as for the treatment of other aesthetic or therapeutic indications for which other similar botulinum toxins are approved. Although ABP-450, if approved, will be similar to Jeuveau, we will not be able to market ABP-450 as being interchangeable with Jeuveau. If we are found to have promoted such uses that are not part of ABP-450’s approved labeling, we may be subject to enforcement action from the FDA, the EMA and other regulatory agencies, and become subject to significant liability, which would materially harm our business. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. If we become the target of such an investigation or prosecution based on our marketing and promotional practices, we could face similar sanctions, which would materially harm our business. In addition, management’s attention could be diverted from our business operations, significant legal expenses could be incurred, and our reputation could be damaged. The FDA has also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed in order to resolve FDA enforcement actions. If we are deemed by the FDA to have engaged in the promotion of our products for off-label use, we could be subject to FDA prohibitions or other restrictions on the sale or marketing of our products and other operations or significant fines and penalties, and the imposition of these sanctions could also affect our reputation and position within the industry. In addition, off-label promotion could expose us to liability under the FCA, as well as similar state laws.

Physicians may also misuse ABP-450, if approved, or use improper techniques, potentially leading to adverse results, side effects or injury, which may lead to product liability claims. If ABP-450 is misused or used with improper techniques or is determined to cause or contribute to patient harm, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management’s attention from our core business, be expensive to defend, result in sizable damage awards against us that may not be covered by insurance and subject us

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to negative publicity resulting in reduced sales of our products. Furthermore, the use of ABP-450, if approved, for indications other than those cleared by the FDA may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients. Any of these events could harm our business and results of operations and cause our stock price to decline.

Our relationships with healthcare providers and physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

We are subject to applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the FCA, which may constrain the business or financial arrangements and relationships through which we sell, market and distribute our products. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry (e.g., healthcare providers, physicians and third party payors), are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. We also may be subject to patient information and privacy and security regulation by both the federal government and the states and foreign jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include, but are not limited to:

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The Anti-Kickback Statute prohibits the knowing and willful offer, receipt, or payment of remuneration in exchange for or to induce the referral of patients or the use of products or services that would be paid for in whole or part by Medicare, Medicaid or other federal health care programs. Remuneration has been broadly defined to include anything of value, including but not limited to cash, improper discounts, and free or reduced price items and services. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Further, courts have found that if “one purpose” of remuneration is to induce referrals, the federal Anti-Kickback Statute is violated. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution; but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. A claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. Many states have similar laws that apply to their state health care programs as well as private payors. Violations of anti-kickback and other applicable laws can result in exclusion from federal health care programs and substantial civil and criminal penalties.

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The federal civil and criminal false claims laws and civil monetary penalty laws, including the FCA, prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by Medicare, Medicaid, or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or an obligation to pay or transmit money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. The FCA includes a whistleblower provision that allows individuals to bring actions on behalf of the federal government and share a portion of the recovery of successful claims. Some state law equivalents of the above federal laws, such as the Anti-Kickback Statute and FCA, apply to items or services regardless of whether the good or service was reimbursed by a government program, so called all-payor laws. These all-payor laws could apply to our sales and marketing activities even if the Anti-Kickback Statute and FCA laws are inapplicable.

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The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations,

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or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it.

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, and as amended again by the Final HIPAA Omnibus Rule, published in January 2013, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to the rule, such as health plans, healthcare clearinghouses and certain healthcare providers, as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information also implicate our business. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

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The federal Physician Payment Sunshine Act, created under the Patient Protection and Affordable Care Act, or the ACA, and its implementing regulations, which require manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the United States Department of Health and Human Services, or HHS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulatory guidance. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies, healthcare providers and other third parties, including charitable foundations, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time-and resource-consuming and can divert management’s attention from the business. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business.

If our marketing or other arrangements were determined to violate anti-kickback or related laws, including the FCA or an all-payor law, then we could be subject to penalties, including administrative, civil and criminal penalties, damages, fines, disgorgement, the exclusion from participation in federal and state healthcare programs, individual imprisonment, reputational harm and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Any action for violation of these laws, even if successfully defended, could cause us to incur significant legal expenses and divert management’s attention from the operation of the business. Prohibitions or restrictions on sales or withdrawal of future marketed products could materially affect our business in an adverse way. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs.

State and federal authorities have aggressively targeted pharmaceutical companies for alleged violations of these anti-fraud statutes, based on improper research or consulting contracts with doctors, certain marketing arrangements with pharmacies and other healthcare providers that rely on volume-based pricing, off-label marketing schemes, and other improper promotional practices. Companies targeted in such prosecutions have paid substantial fines, have been ordered to implement extensive corrective action plans, and have in many cases become subject to consent decrees severely restricting the manner in which they conduct their business, among other consequences. Additionally, federal and state regulators have brought criminal actions against individual employees responsible for alleged violations. If we become the target of such an investigation or prosecution based on our contractual relationships with providers or institutions, or our marketing and promotional practices, we could face similar sanctions, which would materially harm our business.

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Also, the FCPA and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our internal control policies and procedures may not protect us from reckless or negligent acts committed by our employees, future distributors, partners, collaborators or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties or prosecution and have a negative impact on our business, results of operations and reputation.

Even if we receive marketing approval, coverage and adequate reimbursement may not be available for ABP-450 in any currently proposed or future therapeutic indications, which could make it difficult for us to sell the product profitably, if approved.

Market acceptance and sales of ABP-450, if approved, will depend in part on the extent to which reimbursement for these product and related treatments will be available from third-party payors, including government health administration authorities, managed care organizations and other private health insurers. Obtaining coverage and adequate reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of our products to the payor.

Third-party payors decide which therapies they will pay for and establish reimbursement levels. While no uniform policy for coverage and reimbursement exists in the United States, third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided for ABP-450 will be made on a payor-by-payor basis. Therefore, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement, for the product. Additionally, a third-party payor’s decision to provide coverage for a therapy does not imply that an adequate reimbursement rate will be approved. Each payor determines whether or not it will provide coverage for a therapy, what amount it will pay the manufacturer for the therapy and on what tier of its formulary it will be placed. The position on a payor’s list of covered drugs and biological products, or formulary, generally determines the co-payment that a patient will need to make to obtain the therapy and can strongly influence the adoption of such therapy by patients and physicians. Patients who are prescribed treatments for their conditions and providers prescribing such services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. In addition, because certain of our proposed indications of ABP-450 will require the product to be physician-administered, separate reimbursement for the product itself may or may not be available. Instead, the administering physician may only be reimbursed for providing the treatment or procedure in which our product is used.

There may be significant delays in obtaining such coverage and reimbursement for newly approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA. Moreover, eligibility for coverage and reimbursement does not imply that a product will be paid for in all cases or at a rate that covers our costs, including research, development, intellectual property, manufacture, sale and distribution expenses. Interim reimbursement levels for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the product and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost products and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors, by any future laws limiting pharmaceutical prices and by any future relaxation of laws that presently restrict imports of product from countries where they may be sold at lower prices than in the United States.

Third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Inadequate coverage and reimbursement may impact the demand for, or the price of, any product for which we obtain marketing approval. If coverage and adequate reimbursement are not available, or are available only at limited levels, we may not be able to successfully commercialize ABP-450.

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Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe a continued emphasis on cost containment initiatives in Europe, Canada and other countries could continue to put pressure on the pricing and usage of our product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

The delivery of health care in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. In general, however, the health care budgetary constraints in most European Union member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post approval activities and affect our ability to commercialize any products for which we obtain marketing approval.

Moreover, increasing efforts by governmental and third party payors in the European Union, the United States and other jurisdictions to cap or reduce health care costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on health care costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

Legislative or regulatory healthcare reforms in the United States and other countries may make it more difficult and costly for us to obtain regulatory clearance or approval of ABP-450 and to produce, market, and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in the U.S. Congress or other countries that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture, and marketing of regulated products or the reimbursement thereof. In addition, regulations and guidance are often revised or reinterpreted by the FDA and other regulatory authorities in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of ABP-450. Such changes could, among other things, require:

•	changes to manufacturing or marketing methods;
•	changes to product labeling or promotional materials;
•	recall, replacement, or discontinuance of one or more of our products; and
•	additional recordkeeping.

Each of these would likely entail substantial time and cost and could materially harm our business and our financial results. In addition, delays in receipt of or failure to receive regulatory clearances or approvals for any future products would harm our business, financial condition, and results of operations.

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Inadequate funding for the FDA, the SEC and other government agencies, including from government shut downs, or other disruptions to these agencies’ operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Since March 2020 when foreign and domestic inspections of facilities were largely placed on hold, the FDA has been working to resume routine surveillance, bioresearch monitoring and pre-approval inspections on a prioritized basis. The FDA has developed a rating system to assist in determining when and where it is safest to conduct prioritized domestic inspections. As of May 2021, certain inspections, such as foreign preapproval, surveillance, and for-cause inspections that are not deemed mission-critical, remain temporarily postponed. In April 2021, the FDA issued guidance for industry formally announcing plans to employ remote interactive evaluations, using risk management methods, to meet user fee commitments and goal dates and in May 2021 announced plans to continue progress toward resuming standard operational levels. Should FDA determine that an inspection is necessary for approval and an inspection cannot be completed during the review cycle due to restrictions on travel, and the FDA does not determine a remote interactive evaluation to be adequate, the agency has stated that it generally intends to issue a complete response letter or defer action on the application until an inspection can be completed. In 2020 and 2021, a number of companies announced receipt of complete response letters due to the FDA's inability to complete required inspections for their applications. Regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities. If a prolonged government shutdown or other disruption occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Future shutdowns or other disruptions could also affect other government agencies such as the SEC, which may also impact our business by delaying review of our public filings, to the extent such review is necessary, and our ability to access the public markets.

Risks Related to This Offering and Our Common Stock

An active trading market for our common stock may not develop or, if one develops, be sustained.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock was determined through negotiations between us and the underwriters and may bear no relationship to the price at which the common stock will trade upon the closing of this offering. An active trading market for our shares may never develop or be sustained following this offering. If an active trading market for our common stock does not develop, it may be difficult for you to sell the shares that you purchase in this offering without depressing the market price for the common stock or to sell your shares at all.

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Our stock price is likely to be volatile. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, some of which are beyond our control, including:

•	announcements of regulatory approval or disapproval of ABP-450 in any of our proposed therapeutic indications;
•	adverse results from or delays in clinical studies of ABP-450 in our proposed therapeutic indications, including unanticipated safety concerns;
•	any termination or loss of rights under the Daewoong Agreement;
•	FDA or other U.S. or foreign regulatory or legal actions or changes affecting us or our industry;
•	general economic, industry and market conditions, including the COVID-19 pandemic,
•	the size and growth, if any, of the therapeutic botulinum toxin market or the pharmaceutical industry more generally;
•	introductions and announcements of new technologies and products by us or our competitors, and the timing of these introductions and announcements;
•	announcements by us or our competitors of significant acquisitions, licenses, strategic partnerships, joint ventures or capital commitments;
•	variations in our financial results or those of companies that are perceived to be similar to us;
•	changes in financial estimates or guidance, including our ability to meet our future revenue and operating profit or loss estimates or guidance;
•	rumors and market speculation involving us or other companies in our industry;
•	operating and stock performance of other companies that investors deem comparable to us and overall performance of the equity markets;
•	sales of substantial amounts of our stock by our significant stockholders or our insiders, or the expectation that such sales might occur;
•	additions or departures of key personnel;
•	intellectual property, product liability or other litigation against us, our manufacturer or other parties on which we rely or litigation against our general industry;
•	changes in our capital structure, such as future issuances of securities and the incurrence of additional debt;
•	changes in accounting standards, policies, guidelines, interpretations or principles; and
•	other factors described in this “Risk Factors” section.

In addition, in the past, stockholders have initiated class action lawsuits against pharmaceutical companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources.

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Our historical financial data included in this prospectus may not be a reliable indicator of our future results.

Our financial results for historical periods reflect the results of operations that are unrelated to the development of ABP-450. We were formed in 2012 and, in our early history, acquired numerous controlling and non-controlling ownership interests in several different businesses that we have since disposed of. We wholly owned Evolus prior to its initial public offering in February 2018. Evolus was included in our consolidated results through May 2019, when we determined that we no longer held control and deconsolidated the entity and recorded the fair value of the retained equity interest in Evolus. Until September 2020, we also operated a business that provides introductory financing services on a limited basis to patients to pay for elective medical procedures and owned a non-controlling interest in a private company. Through the third quarter of 2020, results from the patient financing business are reflected in our results of operations and ownership interest in the private company is reflected on our balance sheet, each of which were immaterial to our financial results.

In September 2018, we exercised a contractual option with Daewoong to obtain exclusive development and distribution rights for ABP-450 for therapeutic indications; our license and supply agreement with Daewoong was subsequently executed in December 2019. Since acquiring those therapeutic rights in 2018, we have devoted substantially all our efforts to identify and recruit personnel, design clinical studies, and seek regulatory approval for our ABP-450 product candidate for therapeutic applications.

In January 2020, we contributed our interest in Evolus to a newly formed entity in exchange for membership units, and then distributed all of the units of said entity to our existing stockholders. In September 2020, we contributed the patient financing business and our non-controlling interest in the private company each to a newly formed entity in exchange for membership units, and then distributed all of the units of said entities to our existing stockholders. We refer to these transactions collectively as the Divestiture Transactions. As such, our business is now exclusively focused on developing ABP-450 for debilitating medical conditions. The results of operations and related financial data for the periods presented in this prospectus are not indicative of our future results associated with the development of ABP-450.

In addition, SCH currently performs or supports many general and administrative corporate functions for our company, and pursuant to the services agreement will continue to do so after this offering for a period of time. Our historical financial data included in this prospectus does not reflect the financial condition, results of operations or cash flows that we would have achieved as a stand-alone company during the periods presented or those we will achieve in the future. This is primarily the result of the following factors:

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our historical financial data reflects expense allocations for certain support functions that are provided on a centralized basis within SCH, such as expenses for business technology, facilities, legal, finance, human resources and business development that may be higher or lower than the comparable expenses that we would have actually incurred, or will incur in the future, as a stand-alone company following termination of the services agreement; and

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we anticipate significant increases will occur in our cost structure as a result of this offering, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act.

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After this offering, our officers, directors and principal stockholders each holding more than 5% of our common stock will collectively control approximately                 % of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change of control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of our other stockholders.

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A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell their shares, could result in a decrease in the market price of our common stock. Immediately after this offering, we will have                outstanding shares of common stock based on the number of shares outstanding as of March 31, 2021. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Of the remaining                shares, substantially all are currently restricted as a result of securities laws or 180-day lock-up agreements but will be able to be sold after the offering as described in the section of this prospectus titled “Shares Eligible for Future Sale.” Moreover, after this offering, holders of an aggregate of up to                  shares of our common stock, including shares of our common stock issuable upon the conversion of the shares of our convertible preferred stock that will be outstanding immediately prior to the consummation of this offering, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders as described in the section of this prospectus titled “Description of Capital Stock—Registration Rights” and “Medytox Registration Rights.” We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market, subject to volume limitations applicable to affiliates and the lock-up agreements described in the section of this prospectus titled “Underwriting.”

Because the initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate dilution of $     per share, based on an assumed initial public offering price of $                 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and our pro forma as adjusted net tangible book value per share as of March 31, 2021.

Anti-takeover provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, could discourage a takeover.

Our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law contain provisions or will contain provisions that might enable our management to resist a takeover and might make it more difficult for an investor to acquire a substantial block of our common stock. These include the following provisions:

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permitting our board of directors to issue shares of preferred stock, with any rights, preferences and privileges as they may designate, without stockholder approval, which could be used to dilute significantly the ownership of a hostile bidder;

•

providing that the authorized number of directors may be changed only by resolution of our board of directors and that a director may only be removed for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock;

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providing that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•

dividing our board of directors into three classes, with each class serving staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	requiring that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

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•

providing that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specifying requirements as to the form and content of a stockholder’s notice, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company;

•	prohibiting cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates; and
•

providing that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors, which may delay the ability of our stockholders to force consideration by our company of a take-over proposal or to take certain corporate actions, including the removal of directors.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, we are subject to Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. This provision could have the effect of delaying or preventing a change-of-control, whether or not it is desired by or beneficial to our stockholders.

Furthermore, our amended and restated certificate of incorporation specifies that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or the Exchange Act, or by any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act of 1933, as amended, or the Securities Act. We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, these provisions may have the effect of discouraging lawsuits against our directors and officers. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, and operating results. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to this exclusive forum provision, but will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Our management will have broad discretion over the actual amounts and timing of the expenditure of the proceeds of this offering and might not apply the proceeds in ways that enhance our operating results or increase the value of your investment.

We intend to allocate a significant amount of the net proceeds from this offering to fund our clinical and regulatory development of ABP-450, including our Phase 2 clinical studies and other future clinical studies, and for general

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corporate purposes, including working capital, operating expenses and capital expenditures Our management will have broad discretion over the actual amounts and timing of the expenditure of the net proceeds from this offering within those categories, and accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds, with only limited information concerning management’s specific intentions. Our management might not apply the proceeds in ways that enhance our operating results or increase the value of your investment. Pending our use of the net proceeds from this offering, we plan to invest the net proceeds in a variety of capital preservation investments, including short and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. Additionally, our ability to pay cash dividends or other distributions on our common stock may be restricted by the terms of any future debt or preferred securities or future credit facility. If we do not pay dividends, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

General Risks

Our business and operations would suffer in the event of computer system failures.

Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusions, including by computer hackers, foreign governments, and cyber-terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our current or future product development programs. For example, the loss of clinical study data from completed or any future ongoing or planned clinical studies could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, damage to our reputation, and the further development of our product candidate could be delayed.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not currently have and may never obtain research coverage by equity research analysts. Equity research analysts may elect not to provide research coverage of our common stock after the closing of this offering, and such lack of research coverage may adversely affect the market price of our common stock. In the event we obtain equity research analyst coverage, we will not have any control of the analysts or the content and opinions included in their reports. The price of our common stock could decline if one or more equity research analysts downgrade our common stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause the trading price or trading volume of our common stock to decline.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

We will incur significant legal, accounting and other expenses as a public company, including costs resulting from public company reporting obligations under the Exchange Act and regulations regarding corporate governance

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practices. The listing requirements of Nasdaq and the rules of the Securities and Exchange Commission, or SEC, require that we satisfy certain corporate governance requirements. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements. Moreover, the reporting requirements, rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our consolidated net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements.

We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, which could result in sanctions or other penalties that would harm our business.

After this offering, we will be subject to Section 404 of the Sarbanes-Oxley Act, or Section 404, and the related rules of the SEC, which generally require our management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. In order to maintain effective internal controls, we will need to assume certain functions that have historically been provided by SCH and we will need additional financial personnel, systems and resources. Beginning with the second annual report on Form 10-K that we will be required to file with the SEC, Section 404 requires an annual management assessment of the effectiveness of our internal control over financial reporting. However, for so long as we remain an emerging growth company as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (i) following the fifth anniversary of the completion of this offering, (ii) in which we have total annual gross revenue of at least $1.07 billion, or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

To date, we have never conducted a review of our internal controls for the purpose of providing the reports required by these rules. During the course of our review and testing, we may identify deficiencies and be unable to remediate them before we must provide the required reports. Furthermore, if we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our stock to fall. In addition, as a public company we will be required to file accurate and timely quarterly and annual reports with the SEC under the Exchange Act. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from Nasdaq or other adverse consequences that would materially harm our business and reputation.

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We are an “emerging growth company,” and the reduced reporting requirements available to emerging growth companies could make our common stock less attractive to investors.

We qualify as an “emerging growth company,” as defined in the JOBS Act. For as long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies. These provisions include, but are not limited to:

•

being permitted to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

•	an exemption from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;
•	reduced disclosure about executive compensation arrangements in our periodic reports, registration statements and proxy statements; and
•	exemptions from the requirements to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

To the extent we take advantage of any of these exemptions, the information that we provide stockholders may be different than what is available with respect to other public companies.

We are also a “smaller reporting company” as defined in the rules promulgated under the Exchange Act. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including exemption from compliance with the auditor attestation requirements of Section 404 and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates on the last business day of our second fiscal quarter is less than $250.0 million, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates on the last business day of the second quarter of that fiscal year is less than $700.0 million. Investors could find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our trading price may be more volatile.

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Special Note Regarding Forward-Looking Statements

This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements in this prospectus include, among other things, statements about:

•	estimates of our addressable market, future revenue, expenses, capital requirements and our needs for additional financing;
•	our research and development plans, including our plans to explore the therapeutic potential of ABP-450 in additional indications;
•

the timing, progress and results of clinical studies for ABP-450, including statements regarding the timing of initiation and completion of studies or studies and related preparatory work, the period during which the results of the studies will become available and our research and development programs;

•	the timing of and our ability to obtain and maintain marketing approvals for our product candidate;
•	the rate and degree of market acceptance and clinical utility of our product candidate in any of our proposed therapeutic indications for which we receive marketing approval;
•	competitive companies and technologies and our industry;
•	regulatory developments in the United States and foreign countries;
•	the performance of our third-party manufacturer;
•	our ability to develop sales and marketing capabilities;
•

our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidate in any of our proposed therapeutic indications and our ability to operate our business without infringing on the intellectual property rights of others;

•	our ability to hire and retain key personnel;
•	the impacts of the ongoing COVID-19 pandmic on our clinical studies and business;
•	our ability to obtain additional financing, when needed;
•	the volatility of the trading price of our common stock;
•	our expectations regarding use of proceeds from this offering; and
•	our expectations about market trends.

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These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

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Use of Proceeds

We estimate that we will receive net proceeds of approximately $        from the sale of shares of common stock in this offering, or approximately $          if the underwriters exercise their option to purchase additional shares in full, based on an assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $            million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million in the number of shares offered by us in this offering would increase (decrease) the net proceeds that we receive from this offering by $            million, assuming the initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds we receive from this offering, along with our cash, as follows:

•

approximately $             million to $             million to fund the ongoing clinical development of ABP-450 for the treatment of migraine, which we anticipate should enable us to complete a Phase 2 study in this indication;

•

approximately $             million to $             million to fund the ongoing clinical development of ABP-450 for the treatment of cervical dystonia, which we anticipate should enable us to complete a Phase 2 study in this indication;

•	approximately $ million to $ million to engage in preclinical development of ABP-450 for the treatment of gastroparesis; and
•	the remainder for general corporate purposes, including working capital, operating expenses and capital expenditures.

We believe that the net proceeds from this offering, along with our cash, will be sufficient to fund our operating plan through at least the next           months.

The expected use of the net proceeds from the offering represents our intentions based upon our current plans and business conditions. The amounts we actually expend in these areas, and the timing thereof, may vary significantly from our current intentions and will depend on a number of factors, including the success of our clinical development efforts, cash generated from future financings and actual expenses to operate our business. We may use a portion of the net proceeds for the acquisition of, or investment in, businesses, assets or technologies that we believe complement our business, although we have no present commitments or agreements.

We will have broad discretion over the actual amounts and timing of the expenditure of the net proceeds from this offering. Pending the uses described above, we intend to invest the net proceeds from this offering in a variety of capital preservation investments, including short and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

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Dividend Policy

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our ability to pay cash dividends or other distributions on our common stock may be restricted by the terms of any future debt or preferred securities or future credit facility.

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Capitalization

The following table sets forth our cash and capitalization as of March 31, 2021 on:

▪	on an actual basis;
▪

on a pro forma basis to give effect to: (i) the automatic conversion of all of our outstanding shares of convertible preferred stock into an aggregate of         shares of our common stock; (ii) the conversion of all of our outstanding convertible notes, including the paid-in-capital and interest on the Daewoong Convertible Notes, into an aggregate of           shares of common stock immediately prior to the completion of this offering; (iii) our issuance of 26,680,511 shares of our common stock to Medytox, Inc. in connection with a settlement and license agreement; and (iv) the filing and effectiveness of our restated certificate of incorporation immediately prior to the completion of this offering; and

▪

on a pro forma as adjusted basis, giving effect to: (i) the pro forma adjustments set forth above; and (ii) the sale by us of                    shares of common stock in this offering at an assumed initial public offering price of $      per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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The number of shares of common stock issuable upon conversion of our convertible notes, and the number of additional shares we may issue to Medytox upon the closing of this offering, are subject to adjustment as described in “Prospectus summary—The offering.”The pro forma and pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering as determined at pricing. You should read this table together with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2021
	Actual	Pro Forma	Pro Forma As Adjusted (1)
		(unaudited)
	(in thousands, except share and per-share data)
Cash	$12,033	$	$
Convertible notes at fair value	72,300
Convertible preferred stock, $0.0001 par value; 44,666,035 shares authorized, 21,257,708 shares issued and outstanding, actual; no shares issued or outstanding, pro forma or pro forma as adjusted	137,949
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value: no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding pro forma and pro forma as adjusted	—
Common stock, $0.0001 par value; 207,450,050 shares authorized, 112,167,666 shares issued and 112,144,845 shares outstanding, actual; shares authorized, pro forma and pro forma as adjusted; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	11
Additional paid-in capital	158,385
Accumulated deficit	(365,023)
Treasury stock, at cost, 22,821 shares	(23)
Total AEON Biopharma, Inc. stockholders’ (deficit) equity	(206,650)
Total capitalization	$3,599	$	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $           per share, the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) each of our pro forma as adjusted cash, additional paid-in-capital, total AEON Biopharma, Inc. stockholders’ equity and total capitalization by approximately $              million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million in the number of shares offered by us in this offering would increase (decrease) each of our pro forma as adjusted cash, additional paid-in-capital, total AEON Biopharma, Inc. stockholders’ equity and total capitalization by approximately $              million, assuming the initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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The number of shares of our common stock to be outstanding after this offering is based on           shares of our common stock outstanding as of March 31, 2021, assuming (i) the automatic conversion immediately prior to the completion of this offering of all our outstanding shares of convertible preferred stock into an aggregate of             shares of our common stock and all of our outstanding convertible notes, including the paid-in-capital and interest on the Daewoong Convertible Notes, into an aggregate of                      shares of our common stock; and (ii) our issuance of 26,680,511 shares of our common stock to Medytox, Inc. in connection with a settlement and license agreement, and excludes:

▪	10,516,525 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2021, with a weighted-average exercise price of $1.51 per share;
▪

              shares of common stock issuable upon the exercise of a warrant outstanding as of March 31, 2021 to purchase 342,011 shares of our Series B convertible preferred stock at an exercise price of $7.3097 per share, which will convert into a warrant to purchase               shares of common stock immediately prior to the completion of this offering at an exercise price per share equal to the initial public offering price per share;

▪	27,884,000 shares of common stock that were reserved for issuance as of March 31, 2021 under our 2013 Plan;
▪

              shares of common stock reserved for future issuance under our 2021 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately prior to the completion of this offering; and

▪

               shares of common stock reserved for future issuance under our ESPP, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective on the day the ESPP is adopted.

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Dilution

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering.

Net tangible book value (deficit) per share is determined by dividing our total tangible assets (which excludes deferred offering costs) less our total liabilities and convertible preferred stock by the number of shares of common stock outstanding. Our historical net tangible book value (deficit) as of March 31, 2021 was $(200.2) million, or $(1.78) per share of our common stock, based on 112,144,845 shares of common stock outstanding as of March 31, 2021.

Our pro forma net tangible book value as of March 31, 2021 was approximately $            million, or $            per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets (which excludes deferred offering costs) reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of March 31, 2021, after giving effect to (i) the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of         shares of our common stock; (ii) the conversion of all of our outstanding convertible notes, including the paid-in-kind principal and interest on the Daewoong Convertible Notes, into an aggregate of           shares of common stock; and (iii) our issuance of 26,680,511 shares of our common stock to Medytox, Inc. in connection with a settlement and license agreement. The number of shares of common stock issuable upon conversion of our convertible notes, and the number of additional shares we may issue to Medytox upon the closing of this offering, are subject to adjustment as described in “Prospectus summary—The offering.”

After giving effect to (i) the pro forma adjustments set forth above; and (ii) our sale in this offering of              shares of our common stock at an assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been approximately $            million, or $            per share of common stock. This represents an immediate increase in pro forma net tangible book value of $            per share to our existing stockholders and an immediate dilution of $            per share to investors in this offering. Net tangible book value dilution per share to new investors in this offering represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price, per share		$
Historical net tangible book value (deficit) per share as of March 31, 2021	$(1.78)
Increase attributable to pro forma adjustments
Pro forma net tangible book value per share as of March 31, 2021
Increase in pro forma net tangible book value per share attributable to new investors in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $            million, or $            per share and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $            per share, assuming the number of shares offered by

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us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase of 1.0 million in the number of shares offered by us in this offering would increase our pro forma as adjusted net tangible book value by approximately $     million, or approximately $     per share, and would decrease dilution per share to new investors in this offering by approximately $     per share, and each decrease of 1.0 million in the number of shares offered by us in this offering would decrease our pro forma as adjusted net tangible book value by approximately $     million, or approximately $     per share, and would increase dilution per share to new investors in this offering by approximately $     per share, in each case assuming the initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option in full to purchase additional shares, the pro forma as adjusted net tangible book value per share after this offering would be $     per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $     per share and the dilution to new investors in this offering would be $     per share.

The following table shows, as of March 31, 2021, on a pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by existing stockholders; and (ii) to be paid by new investors acquiring our common stock in this offering at an assumed initial public offering price of $      per share, the midpoint of the estimated price range set forth on the over page of this prospectus, before deducting underwriting discounts and commission and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing stockholders			%	$		%	$
New investors							$
Total		100.0%		$	100.0%

The information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) total consideration paid by new investors by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million in the number of shares offered by us in this offering would increase (decrease) total consideration paid by new investors by approximately $            million, assuming the initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase            additional shares in full, our existing stockholders would own    % and our new investors would own    % of the total number of shares of our common stock outstanding upon the completion of this offering.

The foregoing tables and calculations exclude:

▪	10,516,525 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2021, with a weighted-average exercise price of $1.51 per share;
▪

            shares of common stock issuable upon the exercise of a warrant outstanding as of March 31, 2021 to purchase 342,011 shares of our Series B convertible preferred stock at an exercise price of $7.3097 per share, which will convert into a warrant to purchase               shares of common stock immediately prior to the completion of this offering at an exercise price per share equal to the initial public offering price per share;

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▪	27,884,000 shares of common stock that were reserved for issuance as of March 31, 2021 under our 2013 Plan;
▪

            shares of common stock reserved for future issuance under our 2021 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately prior to the completion of this offering; and

▪

            shares of common stock reserved for future issuance under our ESPP as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective on the day the ESPP is adopted.

We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. In addition, to the extent that any outstanding options or the outstanding warrant are exercised or new options are issued under our stock-based compensation plans, or we issue additional shares of common stock in the future, investors in this offering will experience further dilution.

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Selected CONSOLIDATED Financial Data

The following tables set forth our selected historical consolidated statements of operations and comprehensive income (loss) for the periods indicated and our consolidated balance sheet data on the dates indicated. The selected consolidated statements of operations and comprehensive income (loss) data for the years ended December 31, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations and comprehensive (loss) income data for the three months ended March 31, 2020 and 2021 and the selected consolidated balance sheet data as of March 31, 2021 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim financial statements in accordance with U.S. generally accepted accounting principles on the same basis as the audited financial statements and, in the opinion of management, reflected all adjustments, which only include normal recurring adjustments, necessary for the fair presentation of our financial position as of March 31, 2021 and our results of operations and comprehensive (loss) income for the three months ended March 31, 2020 and 2021. The following selected consolidated financial data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period, and our interim results are not necessarily indicative of the expected results for future interim periods or the full year. The selected consolidated financial data in this section are not intended to replace the

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consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(Unaudited)
Consolidated Statements of Operations and Comprehensive Income (Loss) Data
(in thousands, except share and per share data)

Revenue:
Services	$3,342	$2,518	$737	$—
Other revenue	15	—	—	—
Total revenue	3,357	2,518	737	—
Operating costs and expenses:
Cost of revenue	1	—	—	—
Selling, general and administrative	46,037	11,587	3,190	2,608
Research and development	4,814	7,319	755	5,107
Change in fair value of contingent royalty obligation to Evolus Founders	5,596	—	—	—
Depreciation and amortization	875	—	—	—
Total operating costs and expenses	57,323	18,906	3,945	7,715
Loss from operations	(53,966)	(16,388)	(3,208)	(7,715)
Other income (loss):
Interest income	720	—	—	—
Interest expense	(5,177)	(1)	—	—
Interest expense on related party borrowings	(2,293)	(14)	(14)	—
Gain on deconsolidation of Evolus, Inc.	254,106	—	—	—
Gain on transfer of equity investment at fair value	6,597	—	—	—
Change in fair value of equity investment	(49,299)	346	346	—
Change in fair value of convertible notes	(5,161)	(5,498)	(899)	(140)
Loss on extinguishment of related party borrowings	—	(11,241)	(11,241)	—
Gain on cancellation of unwind fee	—	—	—	9,550
Gain on PPP loan forgiveness	—	139	—	—
Gain (loss) on equity-method investment	136	(140)	(57)	—
Other income (loss), net	7	(116)	20	(72)
Total other income (loss)	199,636	(16,525)	(11,845)	9,338
Income (loss) before taxes	145,670	(32,913)	(15,053)	1,623
Income tax benefit	(14,645)	—	—	—
Net income (loss) and comprehensive income (loss)	160,315	(32,913)	(15,053)	1,623
Net loss and comprehensive loss attributable to noncontrolling interest	(12,605)	—	—	—
Net income (loss) and comprehensive income (loss) attributable to AEON Biopharma, Inc. common stockholders	$172,920	$(32,913)	$(15,053)	$1,623
Basic net income (loss) per share attributable to AEON Biopharma, Inc. common stockholders	$1.22	$(0.45)	$(0.28)	$0.00
Diluted net income (loss) per share attributable to AEON Biopharma, Inc. common stockholders	$1.21	$(0.45)	$(0.28)	$0.00
Weighted average shares of common stock outstanding used to compute basic net income (loss) per share attributable to AEON Biopharma, Inc. common stockholders	112,159,913	112,144,845	112,144,845	112,144,845
Weighted average shares of common stock outstanding used to compute diluted net income (loss) per share attributable to AEON Biopharma, Inc. common stockholders	112,976,436	112,144,845	112,144,845	113,810,074
Proforma basic net (loss) income per share attributable to AEON Biopharma, Inc. common stockholders (unaudited)		$		$
Proforma diluted net (loss) income per share attributable to AEON Biopharma, Inc. common stockholders (unaudited)		$		$
Proforma weighted average shares of common stock outstanding used to compute basic net (loss) income per share attributable to AEON Biopharma, Inc. common stockholders (unaudited)
Proforma weighted average shares of common stock outstanding used to compute diluted net (loss) income per share attributable to AEON Biopharma, Inc. common stockholders (unaudited)
__________

(1)

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net income (loss) per share and weighted average shares of common stock outstanding and the section titled “Management’s Discussion and Analysis of Financial

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Condition and Results of Operations — Unaudited Pro Forma Information” for an explanation of the calculations of our pro forma net (loss) income per share, basic and diluted and the number of shares used in the computation of the per share amounts.

	As of December 31,		As of March 31,
	2019	2020	2021
			(Unaudited)
Consolidated Balance Sheet Data:
(in thousands)
Cash	$6,324	$20,168	$12,033
Working capital(1)	94,650	16,179	10,532
Total assets	114,352	21,214	14,318
Convertible notes at fair value	15,161	72,160	72,300
Convertible preferred stock	137,949	137,949	137,949
Accumulated deficit	(333,733)	(366,646)	(365,023)
Total AEON Biopharma, Inc. stockholders’ deficit	(67,150)	(208,273)	(206,650)

(1)

We define working capital as current assets less current liabilities. Working capital includes our equity interest in Evolus in current assets as well as the Strathspey Crown Note as of December 31, 2019. See our consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

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Management’s Discussion and Analysis of

Financial Condition And Results of Operations

The following discussion and analysis of our consolidated financial condition and results of operations should be read together with our “Selected Consolidated Financial Data” and our audited and unaudited consolidated financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans, objectives, expectations, projections and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors identified below and those set forth in the “Risk Factors” section of this prospectus, our actual results and the timing of selected events could differ materially from the forward-looking statements contained in the following discussion and analysis. Please also see the section titled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a clinical stage biopharmaceutical company focused on developing our proprietary botulinum toxin complex, ABP-450 (prabotulinumtoxinA) injection, or ABP-450, for debilitating medical conditions, with an initial focus on the neurology and gastroenterology markets. We plan to develop ABP-450 to address the estimated $2.2 billion global therapeutic botulinum toxin market, which is projected to grow to $4.4 billion in 2027.  ABP-450 is the same botulinum toxin complex that is currently approved and marketed for cosmetic indications by Evolus under the name Jeuveau. ABP-450 is manufactured by Daewoong in compliance with current Good Manufacturing Practice, or cGMP, in a facility that has been approved by FDA, Health Canada and EMA to manufacture Jeuveau in the United States and Nuceiva in Canada and the European Union.  We have exclusive development and distribution rights for therapeutic indications of ABP-450 in the United States, Canada, the European Union, the United Kingdom, and certain other international territories. We have built a highly experienced management team with specific experience in biopharmaceutical and botulinum toxin development and commercialization.

Botulinum toxins have proven to be a highly versatile therapeutic biologic, with over 230 therapeutic uses documented in published scientific literature and 10 approved therapeutic indications in the United States. Our initial development programs for ABP-450 are directed at migraine, cervical dystonia and gastroparesis. We selected these initial indications based on a comprehensive and proprietary product assessment screen designed to identify indications where we believe ABP-450 can deliver significant value to patients, physicians and payors and where its clinical, regulatory and commercial characteristics suggest viability. We believe that ABP-450 has application in a broad range of indications and we plan to continue to explore additional indications that satisfy our product assessment screens.

Our IND application for ABP-450 as a preventative treatment of migraine was accepted by FDA in the fourth quarter of 2020 and we initiated enrolling patients for our Phase 2 clinical study in the first quarter of 2021.  We plan to announce preliminary blinded data related to our migraine study in late 2021, with topline data expected in the second half of 2022.

Our IND application for ABP-450 as a treatment for cervical dystonia was accepted by FDA in the third quarter of 2020 and we initiated our Phase 2 clinical study in the first quarter of 2021.  We plan to announce topline data in early 2022.

In December 2019, we initiated a preclinical gastroparesis study. We expect to complete this preclinical study in the third quarter of 2021. Following the preclinical study, we expect to submit an IND to FDA in late 2021 to support the initiation of a Phase 2a clinical study in 2022.

ABP-450 has the same 900 kDa complex size as Botox. We believe physicians generally prefer the performance characteristics of the complete 900 kDa botulinum toxin complex for therapeutic uses and that this characteristic will provide ABP-450, if approved, a competitive advantage over other non-Botox therapeutic botulinum toxins currently on the market or in development. ABP-450, if approved, will be the only therapeutic botulinum toxin with significantly similar physiochemical properties as Botox.

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We license ABP-450 from Daewoong, a South Korean pharmaceutical manufacturer, and have exclusive development and distribution rights for therapeutic indications in the United States, Canada, the European Union, the United Kingdom, and certain other international territories. Daewoong licenses the same 900 kDa botulinum toxin to Evolus, for cosmetic indications, which it markets and sells under the name Jeuveau. Prior to licensing the botulinum toxin complex to Evolus, Daewoong conducted a broad preclinical development program for ABP-450 that was primarily focused on safety to support any clinical indication. Subsequently, Evolus completed a comprehensive clinical development program of the same botulinum toxin complex and has received approval from regulatory authorities in the United States, the European Union and Canada to market and sell Jeuveau in the United States and Nuceiva in Canada and the European Union for the temporary improvement in the appearance of moderate to severe glabellar, or frown, lines in adults. Over 2,100 adult subjects with moderate to severe glabellar lines at maximum frown participated in Evolus’ clinical development program, and each of Evolus’ Phase 3 clinical studies successfully met their respective primary safety and efficacy endpoints. While none of these preclinical or clinical programs specifically contemplated any therapeutic uses of ABP-450, given that the FDA’s regulatory requirements are generally the same for the cosmetic or therapeutic use of a toxin, we believe that the positive data derived from these preclinical and clinical studies will support the clinical development and anticipated future safety labeling of ABP-450 for migraine and cervical dystonia at all contemplated dose ranges.

We have never been profitable from operations and, as of December 31, 2019 and 2020 and March 31, 2021, we had a consolidated accumulated deficit of $333.7 million, $366.6 million, and $365.0 million respectively. We have never generated revenue from ABP-450. Losses from operations were $54.0 million, $16.4 million, and $7.7 million for the years ended December 31, 2019 and 2020, and the three months ended March 31, 2021 respectively.  Consolidated net income attributable to our common stockholders was $172.9 million for the year ended December 31, 2019, primarily as a result of a non-cash gain recognized upon deconsolidation of our subsidiary, Evolus in May 2019, following our assessment that we no longer held a controlling financial interest. Consolidated net losses attributable to our common stockholders were $32.9 million for the year ended December 31, 2020. Consolidated net income attributable to our common stockholders was $1.6 million for the three months ended March 31, 2021, primarily as a result of a non-cash gain of $9.6 million recognized upon the cancellation of a transaction unwind fee with Clarion Medical Technologies Inc., or Clarion, previously recorded as a liability. As of March 31, 2020, we had $12.0 million in cash. We have concluded that we do not have sufficient cash to fund our operations through June 2022, a year from the date our financial statements were issued, without additional financing, and as a result, there is substantial doubt about our ability to continue as a going concern.

We do not expect to receive any revenue from ABP-450 or any future product candidates that we develop unless and until we obtain regulatory approval and commercialize ABP-450 or any future product candidates. We expect to continue to incur significant expenses and increasing NOLs for the foreseeable future as we seek regulatory approval, prepare for and, if approved, proceed to commercialization of ABP-450. We utilize clinical research organizations, or CROs, to carry out our clinical development and we do not yet have a sales organization. We expect to incur significant expenses related to building our commercialization infrastructure, including marketing, sales and distribution functions, inventory build prior to commercial launch and training and deploying a specialty sales force and implementing a targeted marketing campaign. Based on our estimated use of proceeds, we anticipate that the net proceeds from this offering will not be sufficient to fund our operating plan through the launch and initial commercialization of ABP-450.

Historical Background

We were formed in 2012 and, in our early history, acquired numerous controlling and non-controlling ownership interests in several different businesses that we have since disposed of and now have no interest in. We wholly owned Evolus prior to its initial public offering in February 2018. Evolus was included in our consolidated results of operation through May 2019, when we determined that we no longer held control and deconsolidated the entity and recorded the fair value of the retained equity interest in Evolus. Until September 2020, we also operated a business that provides introductory financing services on a limited basis to patients to pay for elective medical procedures and owned a non-controlling interest in a private company. Through the third quarter of 2020, results from the patient financing business are reflected in our results of operations and ownership interest in the private company is reflected on our balance sheet, each of which were immaterial to our financial results.

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In September 2018, we exercised a contractual option with Daewoong to obtain exclusive development and distribution rights for ABP-450 for therapeutic indications; our license and supply agreement with Daewoong was subsequently executed in December 2019. Since acquiring those therapeutic rights in 2018, we have devoted substantially all our efforts to identify and recruit personnel, design clinical studies, and seek regulatory approval for our ABP-450 product candidate for therapeutic applications. In May 2019, we hired Marc Forth to be our Chief Executive Officer, and subsequently have devoted significant resources to applying our portfolio planning screening process to construct and execute our development strategy for ABP-450.

In January 2020, we contributed our interest in Evolus to Alphaeon 1 LLC, a newly formed entity in exchange for member units, and then distributed all of the units of Alphaeon 1 LLC to our existing stockholders. In September 2020, we contributed Alphaeon Credit, Inc., or Alphaeon Credit, the patient financing business, and our investment interest in Zelegent, a private company, each to a newly formed entity, and then distributed all of the units in said entities to our existing stockholders. We refer to these transactions collectively as the Divestiture Transactions. As a result, our business is now exclusively focused on developing ABP-450 for debilitating medical conditions.

Business Segments

During 2018, we operated in three operating and reportable segments – AEON Biopharma Core, Alphaeon Credit and Evolus, which was then our majority-owned subsidiary. On May 20, 2019, our ownership percentage in Evolus’ common stock was reduced to approximately 36% and we no longer held a controlling financial interest in Evolus. As a result, subsequent to May 20, 2019, we operated in two operating and reportable segments - AEON Biopharma Core and Alphaeon Credit. On September 30, 2020, we contributed our interest in Alphaeon Credit to a newly-formed entity and distributed all of the units of that entity to our stockholders.  As a result, we now have one operating and reportable segment.

Components of Our Results of Operations

Revenue

Our revenue primarily relates to introductory financing services provided on a limited basis to patients. We have divested all businesses and equity interests that are not related to the development of ABP-450, and thus do not anticipate deriving any product revenue unless and until we receive regulatory approval for, and are able to successfully commercialize, ABP-450.

Operating Expenses

Research and Development Expenses

Our research and development, or R&D, expenses to date have been primarily attributed to consolidated Evolus results, the license of the rights to ABP-450, the development of ABP-450 for migraine, cervical dystonia and gastroparesis, and the consolidated expenses of Evolus. Due to the stage of development and our ability to use resources across all of our programs, most of our research and development costs are not recorded on a program-specific basis.  For the period from January 1, 2019 through May 20, 2019, Evolus results accounted for a material portion of our reported R&D expenses. We expect to increase our R&D expenses related to our core operations as we initiate Phase 2 clinical studies for ABP-450 to treat migraine, cervical dystonia and gastroparesis. R&D expenses associated with these studies will include third-party costs such as expenses incurred under agreements with Contact Research Organizations, or CROs, the cost of consultants who assist with the development of ABP-450 on a program-specific basis, investigator grants, sponsored research, product costs in connection with acquiring ABP-450 from Daewoong for use in conducting nonclinical studies and clinical studies, and other third-party expenses attributable to the development of our product candidates.

R&D activities will be critical to achieving our business strategy. As our pipeline programs enter the later stages of clinical development, we will generally incur greater development costs than those programs in the earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical studies. We expect our R&D expenses to be significant over the next several years as we advance the clinical development of ABP-450 and prepare to seek regulatory approval.

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It is difficult to determine with certainty the duration and completion costs of any clinical study we may conduct. The duration, costs and timing of clinical studies of our current and future product candidates will depend on a variety of factors that include:

•	the number of studies required for approval;
•	the per patient study costs;
•	the number of patients that participate in the studies;
•	the number of sites included in the studies;
•	the countries in which the study is conducted;
•	the length of time required to enroll eligible patients;
•	the number of doses that patients receive;
•	the drop-out or discontinuation rates of patients;
•	the potential additional safety monitoring or other studies requested by regulatory agencies;
•	the duration of patient follow-up; the timing and receipt of regulatory approvals;
•	the costs of clinical study material; and
•	the efficacy and safety profile of the product candidate.

As a result, we are unable to determine the duration and completion costs of our programs or when and to what extent we will generate revenue from commercialization and sale of any of our product candidates. Our research and development activities may be subject to change from time to time as we evaluate our priorities and available resources.

Selling, General and Administrative Expenses

Selling, general and administrative, or SG&A, expenses to date consist primarily of consolidated Evolus results, compensation for personnel, including stock-based compensation, management, finance, legal, and regulatory functions. Other SG&A expenses include travel expenses, market research and analysis, conferences and trade shows, professional services fees, including legal, audit and tax fees, insurance costs, general corporate expenses, and allocated facilities-related expenses. For the period from January 1, 2019 through May 20, 2019, consolidated Evolus results accounted for a material portion of our SG&A expenses. We anticipate that our SG&A expenses related to our core operations will increase in the future to support our continued R&D activities, potential commercialization efforts and increased costs of operating as a public company. These increases will likely include increased costs related to the hiring of additional personnel, professional fees and additional rent and other facilities related costs, among other expenses. Additionally, we anticipate increased costs associated with being a public company, including expenses related to services associated with maintaining compliance with the requirements of The Nasdaq Global Market, or Nasdaq, and the SEC, insurance, and investor relations costs. We expect to incur increased costs associated with establishing sales, marketing, and commercialization functions in advance of potential future regulatory approvals and commercialization of our product candidates. If ABP-450 obtains U.S. regulatory approval for any indication, we expect that we would incur significantly increased expenses associated with building a sales and marketing team and funding commercial activities.

Interest Income (Expense) including from Related Party Borrowings

Interest income (expense) consists primarily of interest incurred on our outstanding indebtedness and non-cash interest related to the accretion to principle premium, debt discount and issuance costs associated with our convertible and promissory note agreements. Accretion of the discount related to the contingent promissory notes and convertible notes is recorded in interest expense in the consolidated statement of operations and comprehensive income (loss) with a corresponding increase to contingent promissory and convertible note payable balances, respectively, in the consolidated balance sheets.

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Gain on Deconsolidation and Sale of Evolus and Changes in Fair Value

On May 20, 2019, following the sale for cash proceeds and distribution to convertible noteholders of Evolus stock, we determined we no longer had a controlling financial interest in Evolus. We deconsolidated the assets and liabilities of Evolus effective May 20, 2019 and recognized a pre-tax gain.

We elected to account for our remaining retained equity investment in Evolus’ common stock subsequent to the deconsolidation of Evolus on May 20, 2019 at fair value. We recorded the equity investment in Evolus’ common stock at fair value on May 20, 2019 and subsequent changes in fair value were recorded in the consolidated statement of operations and comprehensive (loss) income. In January 2020, we contributed our equity investment in Evolus common stock to Alphaeon 1 LLC in exchange for member units and then distributed all of the member units of Alphaeon 1 LLC to our stockholders.

Change in Fair Value of Convertible Notes

We elected to account for the 2019 Convertible Notes and the SCH Convertible Note, each described below under the heading “—Liquidity and Capital Resources—Indebtedness,” at fair value. We recorded the 2019 Convertible Notes and the SCH Convertible Note at fair value at inception with subsequent changes in fair value recorded as a component of other income (loss) in the consolidated statements of operations and comprehensive income (loss) or other comprehensive income (loss) for changes related to instrument-specific credit risk.

Loss on Extinguishment of Related Party Borrowing

Effective as of January 2, 2020, we and SCH cancelled all obligations under our intercompany credit line promissory note, or the Strathspey Crown Note, and in exchange we issued the SCH Convertible Note with a principal amount of $17.5 million. We accounted for the debt exchange as an extinguishment of the Strathspey Crown Note and recognized a loss on debt extinguishment of $11.2 million, representing the difference between the fair value of the SCH Convertible Note of $26.5 million on January 2, 2020 and total obligations outstanding under the Strathspey Crown Note of $15.8 million less the unamortized borrowing cost of $0.5 million.

Other Income (Loss), Net

Other income (loss), net primarily consists of gains and losses resulting from the remeasurement of the fair value of our preferred stock warrant liability at each balance sheet date. We will continue to record adjustments to the estimated fair value of the preferred stock warrants until they are exercised or expire, which we expect to occur in connection with this offering. At that time, the final fair value of the warrant liability will be reclassified to stockholders’ deficit and we will no longer record any related periodic fair value adjustments.

Clarion Unwind Fee

In 2014, we acquired all outstanding voting equity interests of Clarion pursuant to a shareholders’ agreement. The shareholders’ agreement provided the previous equity holders of Clarion the right to an unwind fee of approximately $9.55 million to unwind our acquisition of Clarion. In 2016, the previous equity holders of Clarion exercised the unwind right and the unwind fee became a joint and several obligation of the us and SCH, our majority stockholder.

In November 2017, we and SCH entered into a side letter and guarantee agreement with Clarion and the previous equity holders of Clarion in which we agreed to cause Evolus to enter into an exclusive distribution and supply agreement, dated as of November 30, 2017, or the Distribution Agreement, with Clarion. The Distribution Agreement provided terms pursuant to which Evolus would exclusively supply DWP-450 to Clarion in Canada, if Evolus obtained the necessary regulatory approval from Health Canada. Evolus received approval from Health Canada in August 2018 for the temporary improvement in the appearance of moderate to severe glabellar lines in adult patients under 65 years of age. The Distribution Agreement also sets forth that a portion of the proceeds received by Evolus from each unit of DWP-450 purchased by Clarion shall be paid directly to the previous equity holders of Clarion, and will reduce, on a dollar-for-dollar basis, the amount of the unwind fee owed by us until paid in full.

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Pursuant to the Side Letter, we and SCH were obligated to pay the unwind fee upon an acceleration event within 30 days of such event. For purposes of the Side Letter, each of the following events constitutes an acceleration event: (i) the unwind fee is not paid in full by December 31, 2022, (ii) there is a material default of obligations by Evolus under the Distribution Agreement, (iii) a claim or interruption of more than 60 days occurs under the Distribution Agreement that impairs Clarion’s ability to sell DWP-450 in Canada as the sole distributor, (iv) an initial public offering or any change in control involving us or Evolus that results in either company receiving net proceeds of $700 million, (v) the bankruptcy or assignment for the benefit of creditors of us or Evolus, or (vi) the termination of the License and Supply Agreement, dated as of September 30, 2013, as amended, by and between Evolus and Daewoong.

In addition, pursuant to the Side Letter, we and SCH re-affirmed to the previous equity holders of Clarion the obligation of us and SCH to pay the unwind fee should Evolus fail to supply DWP-450 to Clarion or cause the Distribution Agreement to terminate. We and SCH further agreed to pay the unpaid amount of the unwind fee on December 31, 2022, if demanded by the previous equity holders of Clarion.

As of December 31, 2020, no amounts were paid towards the unwind fee, which was included in other liabilities in the consolidated balance sheets.

On March 23, 2021, Evolus, Clarion, and Daewoong entered into an addendum to the Distribution Agreement to provide for Clarion to purchase Jeuveau directly from Daewoong. Our obligation under the Distribution Agreement to pay the unwind fee to the previous equity holders of Clarion was therefore cancelled. We recognized a gain on cancellation of the unwind fee of $9.55 million during the three months ended March 31, 2021 with a corresponding decrease in other liabilities in the consolidated financial statements.

Income Taxes (Benefit) Provision

Our tax provision is comprised of U.S. and state income taxes. We currently record a full valuation allowance against our net deferred tax assets. We have provided for the tax effects of uncertain tax positions in our tax provision.

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Results of Operations

The following table summarizes our results of operations for the periods indicated (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
Revenue:
Services	$3,342	$2,518	$737	$-
Other revenue	15	—	—	—
Total revenue	3,357	2,518	737	—
Operating costs and expenses:
Cost of revenue	1	—	—	—
Selling, general and administrative	46,037	11,587	3,190	2,608
Research and development	4,814	7,319	755	5,107
Change in fair value of contingent royalty obligation to Evolus Founders	5,596	—	—	—
Depreciation and amortization expense	875	—	—	—
Total operating costs and expenses	57,323	18,906	3,945	7,715
Loss from operations	(53,966)	(16,388)	(3,208)	(7,715)
Other income (loss):
Interest income	720	—	—	—
Interest expense	(5,177)	(1)	—	—
Interest expense on related party borrowings	(2,293)	(14)	(14)	—
Gain on deconsolidation of Evolus, Inc.	254,106	—	—	—
Gain on transfer of equity investment at fair value	6,597	—	—	—
Change in fair value of equity investment	(49,299)	346	346	—
Change in fair value of convertible notes	(5,161)	(5,498)	(899)	(140)
Loss on extinguishment of related party borrowings	—	(11,241)	(11,241)	—
Gain on cancellation of Clarion unwind fee	—	—	—	9,550
Gain on PPP loan forgiveness	—	139	—	—
(Loss) gain on equity-method investment	136	(140)	(57)	—
Other income, net	7	(116)	20	(72)
Total non-operating expenses	199,636	(16,525)	(11,845)	9,338
(Loss) income before taxes	$145,670	$(32,913)	$(15,053)	$1,623

Comparison of Years Ended December 31, 2020 and 2019 and Three Months Ended March 31, 2020 and 2021

Revenue

Revenue was $3.4 million and $2.5 million during the years ended December 31, 2019 and 2020, respectively. Revenue for years ended December 31, 2019 and 2020 were primarily derived from our introductory financing services, which we disposed of in September 2020.

Revenue was $0.7 million and zero during the three months ended March 31, 2020 and 2021, respectively. Revenue for the three months ended March 31, 2020 was primarily derived from our introductory financing services, which we disposed of in September 2020.

Operating Expenses

Selling, General and Administrative Expenses

SG&A expenses were $11.6 million during the year ended December 31, 2020, a decrease of $34.5 million, or 75%, compared to $46.0 million during the year ended December 31, 2019. SG&A expenses in the year ended December 31, 2019 were primarily attributable to $36.3 million of consolidated Evolus SG&A expenses. We deconsolidated Evolus

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in May 2019 and subsequent to that date, and for the year ended December 31, 2020 we did not record any SG&A expenses for the entity.  This decrease was offset partly with increases attributable to employees, legal expenses, and third-party consulting fees during the year ended December 31, 2020.

SG&A expenses were $2.6 million during the three months ended March 31, 2021, a decrease of $0.6 million, or 19%, compared to $3.2 million during the three months ended March 31, 2020 primarily related to our divesting of the Alphaeon Credit business in September 2020. SG&A expenses in the three months ended March 31, 2021 were attributable to employees, legal expenses, and third-party consulting fees.

Research and Development Expenses

R&D expenses were $7.3 million during the year ended December 31, 2020, an increase of $2.5 million, or 52%, compared to $4.8 million during the year ended December 31, 2019.  The increase was primarily attributable to a $3.8 million increase in clinical expenses associated with the development of ABP-450, which was partially offset by a $2.6 million decrease as we deconsolidated Evolus in May 2019 and no longer recorded expenses for that entity.

R&D expenses were $5.1 million during the three months ended March 31, 2021, an increase of $4.4 million, or 576%, compared to $0.8 million during the three months ended March 31, 2020. The increase was primarily attributed to a $4.1 million increase in clinical expense related to the commencement of our two Phase 2 clinical studies of ABP-450 in both migraine and cervical dystonia and well as initiation of preclinical studies in gastroparesis.

Contingent Royalty Obligation to Evolus Founders, a related party

Revaluation of the contingent royalty obligation to the former stockholders of Evolus, or the Evolus Founders, was $5.6 million for the year ended December 31, 2019. Such change of the fair value is recorded in operating expenses. As a result of the deconsolidation of Evolus in our financial statements subsequent to May 20, 2019, we have not recorded a revaluation of such contingent royalty obligation since that date, and any subsequent revaluation of the contingent royalty obligation will not impact our results of operations. Evolus is solely responsible for the contingent royalty obligations to Evolus Founders.

There was no revaluation of the contingent royalty obligation to the Evolus Founders in the three months ended March 31, 2021 and 2020.

Other Income (Loss)

Other income (expense) was $(16.5) million for the year ended December 31, 2020, compared to $199.6 million for the year ended December 31, 2019, and included loss on extinguishment of related party borrowing, gain on deconsolidation and sale of Evolus and changes in fair value, all items described below in more detail, as well as other income (loss) of  $(5.6) million for the year ended December 31, 2020, compared to $(11.8) million for the year ended December 31, 2019. Interest expense for the year ended December 31, 2020 consisted primarily of $5.5 million related to the change in fair value for the Notes described below under the heading “—Liquidity and Capital Resources—Indebtedness”. Interest expense for the year ended December 31, 2019 consisted primarily interest income of $0.7 million offset by $5.2 million related to the change in fair value of the 2019 Convertible Notes, $2.3 million related to interest expense related to the SCH Convertible Note, $3.3 million related to the accretion of a redemption premium recorded for the Notes and $1.9 million of consolidated Evolus interest expense.

Other income (loss) was income of $9.3 million for the three months ended March 31, 2021, compared to loss of $(11.8) million for the three months ended March 31, 2020. Other income for the three months ended March 31, 2021 consisted primarily of a non-cash gain of $9.6 million recognized upon the cancellation of an unwind fee to Clarion that was previously recorded as a liability. Other income (loss) for the three months ended March 31, 2020 included loss on extinguishment of related party borrowing, gain on deconsolidation and sale of Evolus and changes in fair value, as well as other income (loss) of $(1.0) million.

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Loss on Extinguishment of Related Party Borrowing

For the quarter ended March 31, 2020 and year ended December 31, 2020 we accounted for the debt exchange of the Strathspey Crown Note for the SCH Convertible Note as an extinguishment and recognized a loss on debt extinguishment of $11.2 million, representing the difference between the fair value of the SCH Convertible Note of $26.5 million at January 2, 2020 and total obligations outstanding under the Strathspey Crown Note of $15.8 million less the unamortized borrowing cost of $0.5 million. See below for a discussion of the SCH Convertible Notes.

Gain on Deconsolidation and Sale of Evolus and Changes in Fair Value

Gain on deconsolidation of Evolus as of May 20, 2019 was $254.1 million. We recorded the fair value of the retained interest in Evolus on the balance sheet of $173.1 million and recorded a revaluation loss of $49.3 million in the year ended December 31, 2019, and $0.3 million revaluation gain in the year ended December 31, 2020, reflecting the change in price of the underlying shares of Evolus. We also recorded $6.6 million in the year ended December 31, 2019 related to a gain on the sale of shares of Evolus held by us.

Unaudited Pro Forma Information

Upon the closing of this offering, all of our outstanding shares of convertible preferred stock and outstanding convertible notes will automatically convert into an aggregate of     shares of our common stock assuming the sale of shares in this offering at the assumed public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus. The pro forma net (loss) income per share attributable to AEON common stockholders, basic and diluted for the year ended December 31, 2020 and the three months ended March 31, 2021, were computed using the weighted average shares of common stock outstanding, basic and diluted including the pro forma effect of the conversion of all outstanding shares of convertible preferred stock and outstanding convertible notes into shares of common stock, as if such conversion had occurred at the beginning of the period, or their issuance dates if later. Pro forma net (loss) income per share attributable to AEON common stockholders does not include the shares expected to be sold in this offering.

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The following table sets forth the computation of the pro forma net (loss) income per share attributable to common stockholders, basic and diluted for the period presented (in thousands, except per share amount):

	Year Ended December 31, 2020	Three Months Ended March 31, 2021
Numerator:
Net (loss) income	$(32,913)	$1,623
Change in fair value of convertible notes	5,498	140
Change in fair value of preferred stock warrant liabilities	(29)	(7)
Pro forma net (loss) income available to AEON common stockholders	$(27,444)	$1,756
Denominator:
Weighted average shares of common stock outstanding, basic	112,145	112,145
Pro forma adjustments to reflect assumed weighted average effect of conversion of convertible preferred stock
Pro forma adjustments to reflect assumed weighted average effect of conversion of convertible preferred stock warrants
Pro forma adjustments to reflect assumed weighted average effect of conversion of convertible notes(1)
Pro forma weighted average shares of common stock outstanding, basic
Weighted average shares of common stock outstanding, diluted	112,145	113,810
Pro forma adjustments to reflect assumed weighted average effect of conversion of convertible preferred stock
Pro forma adjustments to reflect assumed weighted average effect of conversion of convertible preferred stock warrants
Pro forma adjustments to reflect assumed weighted average effect of conversion of convertible notes
Pro forma weighted average shares of common stock outstanding, diluted
Pro forma basic net (loss) income per share attributable to AEON common stockholders	$	$
Pro forma diluted net (loss) income per share attributable to AEON common stockholders	$	$

(1)	Includes the assumed issuance of shares of our common stock to Daewoong to settle the paid-in-kind principal and interest on Daewoong Convertible Notes.

Liquidity and Capital Resources

To date, our primary sources of capital have been private placements of preferred stock, sales of shares of Evolus, debt financing agreements and revenue from introductory financing services. As of March 31, 2021, we had $12.0 million of cash and we had a consolidated accumulated deficit of $365.0 million, including an aggregate of $72.3 million in the 2019 Convertible Notes, the Strathspey Crown Note and the Daewoong Note.

We incurred operating losses and negative cash flows from operating activities since inception and expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. We expect to continue to incur substantial costs in order to conduct research and development activities necessary to develop and commercialize our product candidates. Until such time, if ever, as we can generate substantial product revenue from sales of ABP-450, we will need additional capital to undertake these activities and commercialization efforts, and, therefore, we intend to raise such capital through the issuance of additional equity, borrowings, and potentially strategic alliances with other companies. However, if such financing is not available at adequate levels or on acceptable terms, we could be required to significantly reduce operating expenses and delay, reduce the scope of or eliminate some of the development programs or commercialization efforts, out-license intellectual property rights to our product candidates and sell unsecured assets, or a combination of the above, any of which may have a material adverse effect

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on our business, results of operations, financial condition and/or our ability to fund our scheduled obligations on a timely basis or at all. Our ability to continue as a going concern is dependent upon our ability to successfully accomplish these plans and secure sources of financing and ultimately attain profitable operations.

Our primary use of cash is to fund operating expenses, which consist of R&D expenditures as well as SG&A expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay or prepay these expenses.

To the extent that we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If these sources are insufficient to satisfy our liquidity requirements, we will seek to raise additional funds through future equity or debt financings. If we raise additional funds by issuing equity securities, our stockholders would experience dilution. Additional debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. There can be no assurance that our efforts to procure additional financing will be successful or that, if they are successful, the terms and conditions of such financing will be favorable to us or our stockholders. If we are unable to raise additional financing when needed, we may be required to delay, reduce, or terminate the development, commercialization and marketing of our products and scale back our business and operations.

As a result of these conditions, management has concluded that substantial doubt about our ability to continue as a going concern exists as conditions and events, considered in the aggregate, indicate that it is probable that we will be unable to meet our obligations as they become due within one year after the date that the financial statements are issued. The financial information throughout this prospectus and the financial statements included elsewhere in this prospectus have been prepared on a basis that assumes that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. This financial information and our consolidated financial statements do not include any adjustments that may result from an unfavorable outcome of this uncertainty. Our ability to continue as a going concern is dependent upon our ability to successfully accomplish our business plans and secure sources of financing and ultimately attain profitable operations.

Net Cash Used in Operating Activities

Net cash used in operating activities for the year ended December 31, 2020 was $9.5 million, consisting primarily of a net loss of $32.9 million and non-cash charges of $23.5 million. Non-cash increases of $5.5 million and $4.8 million were related to the change in fair value of the Notes and stock-based compensation for our executives and directors, respectively. In addition, non-cash increases of $11.2 million and $1.5 million were related to a loss on the extinguishment of debt for the SCH Note and the change in assets and liabilities, respectively.

Net cash used in operating activities for the year ended December 31, 2019 was $44.7 million, consisting primarily of a net income of $160.3 million and non-cash charges of $205.0 million. Non-cash charges of $211.4 million were related to deconsolidation of Evolus on May 20, 2019 and subsequent changes in fair value of our retained equity interest in Evolus. In addition, non-cash increases of $5.2 million and $5.3 million were related to the change in fair value of the 2019 Convertible Notes and stock-based compensation for our executives and directors, respectively. Non-cash increases of $5.6 million reflected the change in fair value of the Evolus contingent royalty obligation prior to deconsolidation in May 2019 and a $14.6 million release of a deferred tax asset by Evolus upon regulatory approval to commercialize its product.

Net cash used in operating activities for the three months ended March 31, 2021 was $8.1 million, consisting primarily of a net income of $1.6 million and non-cash charges of $9.8 million included a non-cash gain of $9.6 million recognized upon the cancellation of the Clarion unwind fee previously recorded as a liability and $1.5 million related to stock-based compensation for our executives and directors. Net cash used in operating activities for the three months ended March 31, 2020 was $2.2 million, consisting primarily of a net loss of $15.1 million and non-cash charges of $12.8 million primarily related to a loss of $11.2 million on the extinguishment of debt for the SCH Note.

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Net Cash Provided by Investing Activities

Net cash used in investing activities in the year ended December 31, 2020 was $1.3 million related to the deconsolidation of Alphaeon Credit upon its spin-off in September 2020.

Net cash used in investing activities in the year ended December 31, 2019 was $117.3 million and related primarily to the deconsolidation of Evolus. Specifically, cash of $36.5 million held by Evolus was not consolidated by us subsequent to May 20, 2019, and purchases of short-term investments of $89.0 million by Evolus prior to deconsolidation.

There was $0.0 in net cash provided by or used in investing activities for the three months ended March 31, 2020 and 2021.

Net Cash Provided by Financing Activities

Net cash provided by financing activities in the year ended December 31, 2020 was $24.6 million primarily related to a $25.0 million issuance of the Daewoong Convertible Notes in August and September 2020. In addition, financing activities included $0.3 million and $0.5 million for payment on a note payable and for offering costs incurred related to our initial public offering. We also received $0.4 million in a loan provided from the Paycheck Protection Program (PPP) keeping our workforce employed during the Coronavirus (COVID-19) crisis.

Net cash provided by financing activities in the year ended December 31, 2019 was $73.2 million, of which $10.0 million related to proceeds from the issuance of the 2019 Convertible Notes. The remaining amounts relate to proceeds of $77.0 million from the sale of Evolus shares used to make principal payments of $74.2 million on our previously outstanding convertible notes and related party borrowing, as well as other Evolus-related cash flows prior to deconsolidation that provided net proceeds of $60.4 million.

There was $0.0 in net cash provided by or used in financing activities for the three months ended March 31, 2020 and 2021, other than payments of $0.3 million on notes payable in the three months ended March 31, 2020, and of offering costs in each period.

Indebtedness

Bridge Note and Warrants In 2016, we entered into two separate debt transactions: (i) a Secured Convertible Bridge Note and Warrant Agreement, or the Bridge Note with one of our stockholders, Longitude Venture Partners II, L.P., or Longitude, with a principal amount of $2.5 million and (ii) a Secured Convertible Note Purchase Agreement with one of our stockholders, Dental Innovations BVBA, or Dental Innovations, as collateral agent, pursuant to which we could issue up to an aggregate of $55.0 million, which we refer to as the Note Facility and together with the Bridge Note, as the Notes. In April 2017, the purchase agreement was amended and restated to, among other things, set forth the terms for the issuance of up to $30.0 million in principal amount of Notes contemplated but not yet issued under the Note Facility.

The Notes, as amended from time to time, have substantially similar terms and pay interest monthly in arrears at a rate of ten percent (10%) per annum, subject to adjustment pursuant to the terms of the Notes. The Notes could be paid at a redemption price equal to 2.5 times the face amount of the Notes less any prepayment of principal and any principal amount of the Notes that could convert into shares of our capital stock on (i) maturity on December 23, 2018 or, if an extension event occurs, on June 23, 2019, (ii) a required prepayment event, or (iii) prepayment at any time at our election. Upon the occurrence of certain corporate events at the company, at the election of the holder, the Notes would convert into a variable number of shares of our capital stock with an aggregate fair value equaling the principal value of the Notes or such Notes will continue to maturity as unsecured promissory notes with a reduced interest rate. Our obligations under the Notes were secured by a first priority lien and security interest in substantially all of our assets.

In addition, pursuant to the terms of the Bridge Note, in 2016 we issued Longitude warrants to purchase 342,011 shares of our Series B convertible preferred stock at an exercise price of $7.3097 per share. The warrants are exercisable, in whole or in part, from the date of issuance and expire on May 31, 2023. We account for the warrants

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as a liability, which were initially recorded at their fair value of $0.8 million on the date of issuance and are subject to remeasurement at each subsequent balance sheet date. Any change in fair value of the warrants as a result of the remeasurement is recognized as a component of other income (loss), net in our consolidated statements of operations and comprehensive income (loss). As of December 31, 2019 and 2020, and March 31, 2021 the estimated fair value of the warrants was $66,000, $37,000 and $30,000 respectively, which was included in other liabilities in the consolidated balance sheets. During the years ended December 31, 2019 and 2020, and the three months ended March 21, 2021 and 2020, we recognized $(4,000), $29,000, $11,000, and $7,000 of income (expense), respectively, related to the change in the estimated fair value of the warrants.

The redemption premium, representing 1.5 times the principal amount of the Notes, was being accreted using the effective interest method over the term of the Notes and was recognized as interest expense in our consolidated statements of operations and comprehensive (loss) income. As of January 1, 2018, the carrying amount of the Notes was $86.6 million and total note obligations outstanding were $138.7 million (2.5 times the total outstanding principal amount of $55.5 million). In early 2018, we issued additional $0.8 million in principal amount of the secured convertible promissory note, which increased the total note obligations outstanding to $140.7 million (2.5 times the total outstanding principal amount of $56.3 million). During 2018, we recorded $57.8 million as interest expense associated with the Notes, including the accretion of the redemption premium of $53.3 million.

During 2018, we settled $56.3 million of the total outstanding principal amount of the Notes, of which $48.3 million was paid in cash and $8.0 million was settled by us distributing to the holders of the Notes 573,888 shares of Evolus common stock previously held by us. As of December 31, 2018, total remaining note obligations outstanding were $84.4 million, representing the redemption premium of the Notes. In 2019, we settled the remaining outstanding note obligations of $84.4 million plus accrued interest of $3.5 million, of which $62.7 million was paid in cash and $25.2 million was settled by us distributing to the holders of the Notes 1,307,940 shares of Evolus common stock previously held by us.

Convertible Notes

Our convertible notes include the Strathspey Crown Note, the 2019 Convertible Notes and the Daewoong Convertible Note, each described in more detail below.

Strathspey Crown Note and SCH Convertible Note. Since December 2013, we had been party to the Strathspey Crown Note, pursuant to which SCH, our majority stockholder, had advanced borrowings to us to fund our capital requirements. The Strathspey Crown Note, as amended from time to time, allowed us to borrow up to $150.0 million and matured on June 30, 2019. Borrowings against the Strathspey Crown Note bear interest monthly at a rate per annum equal to the applicable federal rate published by the Internal Revenue Service, or the IRS, for such month for debt with semiannual compounding, compounded every six months.

As of January 1, 2019, the aggregate principal amount outstanding under the Strathspey Crown Note was $50.0 million with accrued interest of $2.0 million. During the second quarter of 2019, we paid $39.0 million of the outstanding principal amount of the Strathspey Crown Note, of which $14.0 million was paid in cash and $25.0 million was settled by us distributing to SCH 1,298,701 shares of Evolus common stock previously held by us. We recognized a gain of $6.6 million on this transaction, which was recorded as a component of non-operating income (loss) in our consolidated statements of operations and comprehensive income (loss).

On June 30, 2019, the Strathspey Crown Note was amended, which set forth the total remaining outstanding balance to be $15.0 million with an interest rate of 10% per annum from July 1, 2019 to December 31, 2019 and 20% per annum from January 1, 2020 to March 31, 2020. All unpaid outstanding principal balance and accrued and unpaid interest were due and payable on March 31, 2020. Prior to the amendment, the outstanding principal amount of the Strathspey Crown Note was $11.0 million plus accrued interest of $2.5 million.

We accounted for the amendment as a debt modification and accreted the incremental borrowing cost of $1.5 million using the effective interest method over the remaining term of the Strathspey Crown Note as interest expense recorded in our consolidated statements of operations and comprehensive (loss) income. The incremental borrowing cost represents the difference between the outstanding principal amount of $15.0 million upon the amendment and the outstanding principal amount of $11.0 million plus accrued interest of $2.5 million prior to the amendment. For the

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year ended December 31, 2019, we recognized $2.3 million of interest expense, including $1.0 million of accretion for the incremental borrowing cost. As of December 31, 2019, the principal amount outstanding under the Strathspey Crown Note was $15.0 million with accrued interest of $0.8 million. As of December 31, 2019, the unamortized borrowing cost was $0.5 million, which is presented as a deduction to the note balance.

Effective as of January 2, 2020, we and SCH cancelled all obligations under the Strathspey Crown Note and in exchange we issued the SCH Convertible Note with a principal amount of $17.5 million. We accounted for the debt exchange as an extinguishment of the Strathspey Crown Note and recognized a loss on debt extinguishment of $11.2 million, representing the difference between the fair value of the SCH Convertible Note of $26.5 million at January 2, 2020 and total obligations outstanding under the Strathspey Crown Note of $15.8 million less the unamortized borrowing cost of $0.5 million. See below for additional discussion of the SCH Convertible Note.

Our payment and performance under the SCH Convertible Note are guaranteed by ABP Sub Inc., our wholly owned subsidiary. Pursuant to the terms of the SCH Convertible Note, we are required to repay 175% of the principal amount to SCH on the third anniversary of its issuance. In the event of an underwritten public offering of our common stock, the SCH Convertible Note will automatically convert into a number of shares of our common stock equal to 175% of the principal amount of the SCH Convertible Note, divided by the per share price at which shares are offered to the public in such offering.

Due to certain embedded features within the SCH Convertible Note, we elected to account for the SCH Convertible Note and all their embedded features at fair value at inception. Subsequent changes in fair value are recorded as a component of non-operating income (loss) in the consolidated statements of operations and comprehensive (loss) income or other comprehensive (loss) income for changes to instrument-specific credit risk. During the year ended December 31, 2020, we recognized $0.8 million of expense related to the increase in the fair value of the SCH Convertible Note. As a result of electing the fair value option, any direct costs and fees related to the SCH Convertible Note were expensed as incurred. As of March 31, 2021, the principal amount outstanding under the SCH Convertible Note was $17.5 million with an estimated fair value of $27.4 million.

2019 Debt Financings.  In June 2019, we entered into a senior unsecured note purchase agreement with Dental Innovations, which we refer to as the Original 2019 Note Purchase Agreement, pursuant to which we issued Dental Innovations a promissory note, or the Original 2019 Note, with a principal amount of $5.0 million. Pursuant to the terms of the Original 2019 Note, we were required to repay a total of $8.75 million, representing all principal and interest owed, upon the earliest to occur of (i) June 19, 2022, (ii) Dental Innovations’ demand for repayment following our completion of an initial public offering and (iii) our election to repay the Original 2019 Note in full.

Under the Original 2019 Note Purchase Agreement, Dental Innovations committed to purchase from us an additional promissory note with a principal amount of $5.0 million, subject to us issuing and selling an additional promissory note with a principal amount of $5.0 million to a lender not affiliated with Dental Innovations. Any such additional promissory notes would have the same payment terms as the Original 2019 Notes.

In December 2019, we entered into an amendment to the Original 2019 Note Purchase Agreement that provided for the exchange of the Original 2019 Note for a convertible promissory note with a principal amount of $5.0 million. In addition, Dental Innovations was no longer committed to purchase from us the additional promissory note. In December 2019, we issued and sold five additional convertible promissory notes, each with a principal amount of $1.0 million, including one to SCH and one to a member of our board of directors. We refer to these convertible notes as the 2019 Convertible Notes.

Due to certain embedded features within the 2019 Convertible Notes, we elected to account for the 2019 Convertible Notes and all their embedded features at fair value at inception. Subsequent changes in fair value are recorded as a component of non-operating income (loss) in the consolidated statements of operations and comprehensive (loss) income or other comprehensive (loss) income for changes to instrument-specific credit risk.

In January 2020, in connection with the distribution of the units of Alphaeon 1 LLC to our stockholders, each of the holders of our 2019 Convertible Notes were granted contingent warrants by Alphaeon 1 LLC to purchase shares of Evolus from Alphaeon 1 LLC. The contingent warrants are exercisable at the option of the holders only prior to our

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first underwritten public offering of common stock under the Securities Act, or upon an event of default under the 2019 Convertible Notes. The 2019 Convertible Notes were concurrently amended to provide the noteholders the option, prior to the notes’ conversion, to cancel a portion of the indebtedness represented by such noteholder’s 2019 Convertible Note and receive a number of shares of Evolus from Alphaeon 1 LLC having a market value equal to the value of such cancelled indebtedness, in lieu of automatic conversion of all of the noteholder’s 2019 Convertible Note into shares of our common stock. The amount of cancelled indebtedness that can be so applied in exercise of the contingent warrant is capped as the ratio that the value of Evolus shares held by Alphaeon 1 LLC bears to the combined value of (i) the Evolus shares held by Alphaeon 1 LLC and (ii) our value immediately prior to consummation of our first underwritten public offering of common stock under the Securities Act.

During the three months ended March 31, 2021 and the years ended December 31, 2019 and 2020, we recognized $0.1 million, $5.2 million and $0.5 million, respectively, of expense related to the increase in the fair value of the 2019 Convertible Notes. As a result of electing the fair value option, direct costs and fees related to the 2019 Convertible Notes were expensed as incurred. As of March 31, 2021, the principal amount outstanding under the 2019 Convertible Notes was $10.0 million with an estimated fair value of $15.8 million.

Daewoong Convertible Notes. In August 2020, we entered into a convertible promissory note purchase agreement with Daewoong, or the Daewoong Purchase Agreement, pursuant to which we issued Daewoong two subordinated convertible promissory notes with an aggregate principal amount of $25.0 million, which we refer to as the Daewoong Convertible Notes. The Daewoong Convertible Notes are unsecured and subordinated to our 2019 Convertible Notes. Our payment and performance under the Daewoong Convertible Notes are guaranteed by ABP Sub Inc., our wholly owned subsidiary.

The Daewoong Convertible Notes bear interest daily at 3% per annum with semiannual compounding. Interest is paid in-kind by adding the accrued amount thereof to the principal amount on a semi-annual basis on June 30th and December 31st of each calendar year for so long as any principal amount remains outstanding (such paid in-kind interest, in the aggregate at any time, the PIK Principal). The Daewoong Convertible Notes mature on September 18, 2025.

In May 2021, the Daewoong Purchase Agreement was amended to provide for the issuance of an additional subordinated convertible promissory note by us to Daewoong at an initial principal amount of $5.0 million. The subordinated convertible promissory note was issued with terms similar to the two subordinated convertible promissory notes issued in 2020 and matures on May 12, 2026.

Pursuant to the terms of the amended Daewoong Purchase Agreement, Daewoong may elect to convert all of the then outstanding principal amount and all accrued and unpaid interest into our common stock at any time following the date that is twelve months after September 18, 2020, provided, that such election shall be made at the same time with respect to all Daewoong Convertible Notes. The number of shares of common stock issuable upon conversion is equal to (i) the outstanding principal amount (excluding PIK Principal) divided by $30.0 million and (ii) multiplied by 11.99% of the aggregate of all of our shares of common stock then outstanding, common stock issuable upon conversion or exercise of all of the outstanding convertible or exercisable securities, all outstanding vested or unvested options or warrants to purchase shares of our capital stock, but excluding all out-of-the-money options, and all shares of common stock issuable upon conversion of any convertible debt (whether or not such debt is convertible at such time).

In addition, immediately prior to an initial public offering, all of the then outstanding principal amount and accrued and unpaid interest under the Daewoong Convertible Notes will automatically convert into shares of our common stock. The number of shares of common stock issuable upon conversion of the Daewoong Convertible Notes is equal to (i) the outstanding principal amount (excluding PIK Principal) divided by $30.0 million and (ii) multiplied by the greater of (A) 11.99% of our pre-IPO shares, and (B) that number of shares having an aggregate value of $24.0 million immediately prior to the IPO based upon a price per share of such common stock issued to the public in the IPO; provided, however, that in no event shall Daewoong’s ownership exceed 18% of our pre-IPO shares after taking into account conversion of the Daewoong Convertible Notes.

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Due to certain embedded features within the Daewoong Convertible Note, we elected to account for the Daewoong Convertible Note and the embedded features at fair value at inception. Subsequent changes in fair value are recorded as a component of non-operating income (loss) in our consolidated statements of operations and comprehensive income (loss) or as a component of other comprehensive income (loss) for changes to instrument-specific credit risk. During the twelve months ended December 31, 2020 and the three months ended March 31, 2021, we recognized $4.2 million and $(20,000) of expense (income), respectively, related to the increase (decrease) in the fair value of the Daewoong Convertible Note. As a result of electing the fair value option, any direct costs and fees related to the Daewoong Convertible Note were expensed as incurred. As of December 31, 2020 and March 31, 2021, the principal amount outstanding (excluding the PIK Principal) under the Daewoong Convertible Note was $25.0 million with an estimated fair value of $29.2 million and $29.1 million, respectively.

Contribution of Evolus Shares

In January 2020, our board of directors approved the contribution of our interest in Evolus’ common stock to Alphaeon 1 LLC in exchange for member units. At the time of this contribution, we owned 8,662,346 shares of Evolus with a fair value of $105.8 million, representing approximately 26% of the outstanding shares of Evolus. We then distributed all of the units of Alphaeon 1 LLC to our current stockholders, with each of our stockholders receiving a number of common units or preferred units, as applicable, of Alphaeon 1 LLC for each share of our common stock or preferred stock, as applicable, that such stockholders held at such time. As a result of the distribution, we no longer hold any member interests in Alphaeon 1 LLC nor any equity investment in Evolus’ common stock. We accounted for the transaction as a dividend-in-kind to our stockholders and derecognized the equity investment of $105.8 million in the consolidated balance sheet with a corresponding decrease to equity during the three months ended March 31, 2020.

Contingent Obligations Related to the Acquisition of Evolus

In connection with the acquisition of Evolus in 2013, we and SCH entered into a stock purchase agreement with the Evolus Founders, pursuant to which we and SCH were obligated to make certain contingent payments to the Evolus Founders. In December 2017, we and SCH entered into an amended purchase agreement with the Evolus Founders, whereby Evolus also joined as a contractual party. Under the amended purchase agreement, the contingent payment obligations were assumed by Evolus upon the completion of its initial public offering and were revised to consist of (i) an approximately $9.2 million up-front payment upon obtaining FDA approval for DWP-450, Evolus’ product candidate, for the treatment of glabellar lines, (ii) quarterly royalty payments of a low single-digit percentage of net sales of DWP-450 within the United States, (iii) quarterly royalty payments of a low single-digit percentage of net sales of DWP-450 outside of the United States, and (iv) a $20.0 million promissory note that will mature on the two and one-half year anniversary of the first commercial sale of DWP-450 in the United States. The $9.2 million up-front payment was paid in full in February 2019 by Evolus.

Under the amended purchase agreement, Evolus paid one-time bonuses of $1.6 million to certain current and former employees upon FDA approval of Jeuveau in February 2019. The payment is included in R&D expenses in our statements of operations and comprehensive (loss) income for the year ended December 31, 2019.

During 2019, we recognized $5.6 million in operating expenses related to the change in the fair value of the contingent royalty obligation and $0.4 million in interest expense related to the contingent promissory note. Evolus is solely responsible for the contingent obligations related to the acquisition of Evolus.

Effective May 20, 2019, we deconsolidated the contingent royalty obligation payable to the Evolus Founders and the contingent promissory note payable to the Evolus Founders in our consolidated balance sheets.

Evolus Founders

Certain of the Evolus Founders from whom SCH purchased its equity interests include individuals who were previously employed by Evolus in operational roles, including Evolus’ former chief operating officer and consultant through December 31, 2018. In 2019, the Evolus Founders ceased to be related parties. Evolus is solely responsible for the contingent obligations to the Evolus Founders.

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Clarion Unwind Fee

In 2014, we acquired all outstanding voting equity interests of Clarion pursuant to a shareholders’ agreement. The shareholders’ agreement provided the previous equity holders of Clarion the right to an unwind fee of approximately $9.55 million to unwind our acquisition of Clarion. In 2016, the previous equity holders of Clarion exercised their right and the unwind fee became a joint and several obligation of us and SCH.

Effective March 21, 2021, this obligation was settled resulting in the cancellation of the Clarion unwind fee previously recorded as a liability.

Shared Services Agreements with Strathspey Crown Limited, LLC

In August 2019, we and Alphaeon Credit, our wholly owned subsidiary, entered into services agreements with Strathspey Crown Limited, an affiliate of SCH with an effective date of January 2019. Pursuant to the services agreements, Strathspey Crown Limited provides us and Alphaeon Credit certain administrative and development support services, including certain general management, communication, human resources, office, rent and information technology services. We and Alphaeon Credit pay Strathspey Crown Limited an allocable share of the actual cost incurred by Strathspey Crown Limited in providing such services, plus a 10% markup, as well as an allocable share of Strathspey Crown Limited’s overhead expenses, including office rent, depreciation, maintenance, utilities, and supplies. The services agreements have a one-year term and will renew for successive one-year terms unless sooner terminated by either party. We and Alphaeon Credit or Strathspey Crown Limited may terminate the services agreements upon sixty days’ notice to the other party. For the three months ended March 31, 2021 and 2020 and year ended December 31, 2019 and 2020, $0.0, $0.2 million, $0.3 million, and $0.5 million, respectively, of costs related to the shared services agreements were included in selling, general and administrative expenses in our consolidated statements of operations and comprehensive (loss) income.

Medytox Settlement and License Agreement

Effective June 21, 2021, we entered into a settlement and license agreement with Medytox, pursuant to which, among other things, Medytox agreed (a) to dismiss all claims against us in the Medytox Litigation, (b) to pursue dismissal of the appeals related to the December 2020 final determination of the United States International Trade Commission and agreed that as a result of such dismissal the final determination would be vacated, (c) to file appropriate documents in the Korean Litigation and related actions in support of the terms of the settlement, and (d) not to revive or otherwise pursue the Superior Court Litigation with respect to us.  In addition, Medytox granted us a non-exclusive, royalty bearing, irrevocable license to commercialize and manufacture AB-450. In exchange for the license, we issued Medytox 26,680,511 shares of our common stock, par value $0.0001 per share agreed to pay Medytox single-digit royalties on the net sales of licensed products for 15 years. Moreover, in the event the shares of common stock we issued to Medytox represent less than 10% of our total outstanding shares immediately following the closing of our initial public offering, or the Target Ownership, we will issue additional shares of our common stock to Medytox sufficient to cause Medytox to achieve the Target Ownership.  On June 28, 2021, the claims against us in the Medytox Litigation were dismissed with prejudice.  For a further discussion of the Medytox Litigation, the Superior Court Litigation and the Korea Litigation, please see the section entitled “Risk Factors—Risks Related to Third Parties—A material breach by us of the terms of our license and settlement agreement with Medytox could have a material adverse effect on our business.”

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Contractual Obligations and Commitments

As a smaller reporting company, we are not required to disclose information under this section.

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Quantitative and Qualitative Disclosures about Market Risk

As a smaller reporting company, we are not required to disclose information under this section.

Critical Accounting Policies

Management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities, revenue and expenses at the date of the financial statements as well as the expenses incurred during the reporting period. Generally, we base our estimates on historical experience and on various other assumptions in accordance with GAAP that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions and such differences could be material to the financial position and results of operations. On an ongoing basis, we evaluate our judgments and estimates in light of changes in circumstances, facts and experience.

While our significant accounting policies are more fully described in the notes to our financial statements appearing elsewhere in this prospectus, we believe the following accounting policies to be most critical for fully understanding and evaluating our financial condition and results of operations, as these policies relate to the more significant areas involving management’s judgments and estimates.

The following critical accounting policies are applicable to our operations and accounting policies associated with the previous consolidation of Evolus prior to May 2019 have been omitted and can be found in Note 2 of the financial statements:

Fair Value of Convertible Promissory Notes

We elected to account for the 2019 Convertible Notes, SCH Convertible Note and Daewoong Convertible Note at fair value at inception and record changes in fair value in the consolidated statements of operations and comprehensive income (loss) or other comprehensive income (loss) for changes related to instrument-specific credit risk. We adjust the carrying value of our convertible promissory notes to their estimated fair value at each reporting date. All outstanding convertible promissory notes and related accrued interest will convert to shares of our common stock upon the closing of this offering.

The fair value of the convertible notes issued in December 2019, January 2020 and August 2020 are estimated using a scenario-based analysis that estimates the fair value of the convertible notes based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the noteholders, including various initial public offering, settlement, equity financing, corporate transaction and dissolution scenarios. There are significant judgments and estimates inherent in the determination of the fair value of these liabilities. If we had made different assumptions including, among others, those related to the timing and probability of various corporate scenarios, discount rates, volatilities and exit valuations, the carrying values of our convertible notes, and our net income (loss) and net income (loss) per common share could have been significantly different.

Stock-Based Compensation

We measure and recognize compensation expense for all options based on the estimated fair value of the award on the grant date. We use the Black-Scholes option-pricing model to estimate the fair value of option awards. The fair value is recognized as expense on a straight-line basis over the requisite service period.

The determination of the grant date fair value of options using an option pricing model is affected principally by our estimated fair value of shares of our common stock and requires management to make a number of other assumptions, including the expected life of the option, the volatility of the underlying shares, the risk-free interest rate and expected dividends. The assumptions used in our Black-Scholes option-pricing model represent management’s best estimates at the time of measurement. These estimates are complex, involve a number of variables, uncertainties and

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assumptions and the application of management’s judgment, as they are inherently subjective. If any assumptions change, our stock-based compensation expense could be materially different in the future.

For valuations after the consummation of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock on the date of grant. The intrinsic value of all outstanding stock options as of March 31, 2021 was approximately $             based on an assumed public offering price of $         per share, which is the midpoint of the price range set forth on the cover of this prospectus.

Determination of Fair Value of Common Stock

As a privately held company, there has been no public market for shares of our common stock to date. We are required to estimate the fair value of the common stock underlying our stock-based awards when performing fair value calculations, which is the most subjective input into the Black-Scholes option pricing model. The fair value of the common stock underlying our stock-based awards was determined on each grant date by our board of directors or by a committee of our board of directors acting under delegated authority. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. Third-party valuations, or valuation reports, were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

We considered various objective and subjective factors to determine the fair value of our common stock, including:

•	valuations of our common stock performed with the assistance of independent third-party valuation specialists;
•	our stage of development and business strategy, including the status of research and development efforts of ABP-450, and the material risks related to our business and industry;
•	our results of operations and financial position, including our levels of available capital resources;
•	the valuation of publicly-traded companies in the life sciences and biotechnology sectors;
•	the lack of marketability of our common stock as a private company;
•	the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering or a sale of our company, given prevailing market conditions;
•	trends and developments in our industry; and
•	external market conditions affecting the life sciences and biotechnology industry sectors.

There are significant judgments and estimates inherent in the determination of the fair value of our common stock. These judgments and estimates include assumptions regarding our future operating performance, the time to complete an initial public offering or other liquidity event and the determination of the appropriate valuation methods. If we had made different assumptions, our net loss and net loss per common share and the fair value of our common stock and our stock-based compensation expense could have been materially different.

Following the completion of this offering, the fair value of our common stock will be based on the closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

JOBS Act

We are an emerging growth company, as defined in the JOBS Act, and we may remain an emerging growth company for up to five years following the completion of this offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding

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executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and unaudited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the consummation of this offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We are also a “smaller reporting company,” as such term is defined in Rule 12b-2 of the Exchange Act, meaning that the market value of our common stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue is less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our common stock held by non-affiliates is less than $250 million or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Recently Issued and Adopted Accounting Pronouncements

We describe the recently issued accounting pronouncements that apply to us in Note 2, Summary of Significant Accounting Policies –“Recently Adopted Accounting Standards” and “New Accounting Standards Not Yet Adopted.”

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Business

Overview

We are a clinical stage biopharmaceutical company focused on developing our proprietary botulinum toxin complex, ABP-450 (prabotulinumtoxinA) injection, or ABP-450, for debilitating medical conditions, with an initial focus on the neurology and gastroenterology markets. We plan to develop ABP-450 to address the estimated $2.2 billion global therapeutic botulinum toxin market, which is projected to grow to $4.4 billion in 2027. ABP-450 is the same botulinum toxin complex that is currently approved and marketed for cosmetic indications by Evolus under the name Jeuveau. ABP-450 is manufactured by Daewoong in compliance with current Good Manufacturing Practice, or cGMP, in a facility that has been approved by FDA, Health Canada and EMA. We have exclusive development and distribution rights for therapeutic indications of ABP-450 in the United States, Canada, the European Union, the United Kingdom, and certain other international territories. We have built a highly experienced management team with specific experience in biopharmaceutical and botulinum toxin development and commercialization.

Botulinum toxins have proven to be a highly versatile therapeutic biologic, with over 230 therapeutic uses documented in published scientific literature and 10 approved therapeutic indications in the United States. Our initial development programs for ABP-450 are directed at migraine, cervical dystonia and gastroparesis. We selected these initial indications based on a comprehensive and proprietary product assessment screen designed to identify indications where we believe ABP-450 can deliver significant value to patients, physicians and payors and where its clinical, regulatory and commercial characteristics suggest viability. We believe that ABP-450 has application in a broad range of indications and we plan to continue to explore additional indications that satisfy our product assessment screens.

Our IND application for ABP-450 as a preventative treatment of migraine was accepted by FDA, in the fourth quarter of 2020 and we initiated enrolling patients for our Phase 2 clinical study in the first quarter of 2021.  We plan to enroll 690 patients into our randomized, double-blind, placebo-controlled study across approximately 60 study sites in the United States, Canada and Australia.  This study will include migraine patients that experience six or more migraines per month, which is inclusive of chronic migraine patients that experience 15 or more migraines per month, as well as certain episodic migraine patients that experience six to 14 migraines per month.  Patients enrolled in the study will receive two injection cycles using our proprietary injection protocol at a low dose of 150 units, high dose of 195 units or placebo, with patients evenly split among the three arms.  We plan to announce preliminary blinded data related to our migraine study in late 2021, with topline data expected in the second half of 2022.

Our IND application for ABP-450 as a treatment for cervical dystonia was accepted by FDA in the third quarter of 2020 and we initiated our Phase 2 clinical study in the first quarter of 2021.  We plan to enroll 60 patients in our randomized, double-blind, placebo-controlled study across approximately 30 study sites in the United States. Patients enrolled into the study will receive one injection cycle at a low dose of 150 units, mid-dose of 250 units, high dose of 350 units or placebo, with patients evenly split among the four arms.  We plan to announce topline data in early 2022.

In December 2019, we initiated a preclinical gastroparesis study with 42 primates receiving multiple injections of ABP-450 across three dose ranges. The objective of this preclinical study is to characterize the safety and toxicology

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prior to entering human studies. We expect to complete this preclinical study in the third quarter of 2021. Following the preclinical study, we expect to submit an IND to FDA in late 2021 to support the initiation of a Phase 2a clinical study in 2022.

Botulinum toxins are a standard treatment for a number of indications, including debilitating movement disorders, chronic migraine, urinary incontinence, excessive salivating and excessive sweating. Botulinum toxins are the first-line standard of care for the treatment of certain conditions, including cervical dystonia. According to Decision Resources Group, the global therapeutic market for botulinum toxins is expected to grow from $2.2 billion in 2019 to an estimated $4.4 billion in 2027, representing a 9.0% compound annual growth rate. This market growth is projected to be primarily driven by growth in the number of procedures which is expected to grow from 2.7 million in 2019 to an estimated 5.0 million in 2027, representing a 7.8% growth rate. The ASP for therapeutic botulinum toxins in the United States is anticipated to grow by 1.5% annually, moving from $548 in 2019 to an estimated $619 in 2027. The current market leader in this space is Botox, which is marketed by AbbVie Inc., or AbbVie, and holds approximately 95% of the global market share for therapeutic botulinum toxin treatments. The main approved competitors to Botox are Dysport, marketed by Ipsen Ltd., and Xeomin, marketed by Merz Pharmaceuticals, LLC, each holding approximately 4% of the global market share for therapeutic botulinum toxin treatments. The neurotoxin complex size of Dysport is approximately 400 kDa and the neurotoxin complex size of Xeomin is 150 kDa. These neurotoxin complex size discrepancies can result in a different duration of effect and require physicians to utilize different dilution ratios and injection techniques. ABP-450 has the same 900 kDa complex size as Botox. We believe physicians generally prefer the performance characteristics of the complete 900 kDa botulinum toxin complex for therapeutic uses and that this characteristic will provide ABP-450, if approved, a competitive advantage over other non-Botox therapeutic botulinum toxins currently on the market or in development. ABP-450, if approved, will be the only therapeutic botulinum toxin with significantly similar physiochemical properties as Botox.

We license ABP-450 from Daewoong, a South Korean pharmaceutical manufacturer, and have exclusive development and distribution rights for therapeutic indications in the United States, Canada, the European Union, the United Kingdom, and certain other international territories. Daewoong licenses the same 900 kDa botulinum toxin to Evolus, for cosmetic indications, which it markets and sells under the name Jeuveau in the United States and Nuceiva in Canada and the European Union. Prior to licensing the botulinum toxin complex to Evolus, Daewoong conducted a broad preclinical development program for ABP-450 that was primarily focused on safety to support any clinical indication. Subsequently, Evolus completed a comprehensive clinical development program of the same botulinum toxin complex and has received approval from regulatory authorities in the United States, the European Union and Canada to market and sell Jeuveau in the United States and Nuceiva in Canada and the European Union for the temporary improvement in the appearance of moderate to severe glabellar, or frown, lines in adults. Over 2,100 adult subjects with moderate to severe glabellar lines at maximum frown participated in Evolus’ clinical development program, and each of Evolus’ Phase 3 clinical studies successfully met their respective primary safety and efficacy endpoints. While none of these preclinical or clinical programs specifically contemplated any therapeutic use of ABP-450, given that the FDA’s regulatory requirements are generally the same for the cosmetic or therapeutic use of a toxin, we believe that the positive data derived from these preclinical and clinical studies will support the clinical development and anticipated future safety labeling of ABP-450 for migraine and cervical dystonia at all contemplated dose ranges.

We plan to pursue approval of an original Biologics License Application, or BLA, that exclusively contemplates therapeutic indications for ABP-450, which we believe could improve reimbursement amounts for ABP-450, if approved. Existing botulinum toxins, including Botox, are approved under a single BLA for both therapeutic and cosmetic indications. As a result, other botulinum toxins are required to include the sales prices of both therapeutic and cosmetic botulinum toxin sales when calculating the ASP that is used to determine the reimbursement amount physicians receive for therapeutic usage. The inclusion of a lower cosmetic sales price in the calculation of ASP can cause physicians to lose money when treating patients with existing botulinum toxins and also creates a deterrent to providing payors and/or providers with rebates or other financial incentives. If we are successful in obtaining an original BLA for therapeutic indications of ABP-450, the ASP for ABP-450 would be calculated using only therapeutic sales, which we believe would facilitate consistent and favorable reimbursement to physicians when they choose to use ABP-450 for therapeutic treatments, as well as the ability to provide payors and/or providers with rebates and other financial incentives. This traditional pricing model would be unique to us within the current therapeutic neurotoxin market.

We believe ABP-450 could have therapeutic applications in a broad range of debilitating medical conditions and we intend to continue to leverage our product assessment screening process to identify additional indications for future development. Our management team possesses significant and relevant experience in the botulinum toxin industry in

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both drug development and commercialization, and we believe they are uniquely qualified to successfully develop and commercialize ABP-450 to enhance the lives of patients that suffer from debilitating medical conditions.

Background on the Therapeutic Botulinum Toxin Market

The use of botulinum toxins to treat debilitating medical conditions began with the U.S. Food and Drug Administration, or the FDA, approving Botox for the treatment of strabismus and blepharospasm, two eye muscle disorders, in adults, in 1989. Botox was the only FDA-approved type-A botulinum toxin until 2009 when the FDA initially approved Dysport for the treatment of cervical dystonia and glabellar lines in adults. In 2010, the FDA approved Xeomin for the treatment of cervical dystonia and blepharospasm in adults. According to Decision Resources Group, Botox, Dysport and Xeomin collectively made up over 98% of the U.S. therapeutic market for botulinum toxins in 2019, with a total of ten unique therapeutic indications that have been approved by the FDA, and in 2019, Botox accounted for 85% of the global therapeutic market share for botulinum toxins and 95% of the U.S. therapeutic market share for botulinum toxins. According to Decision Resources Group, the global therapeutic botulinum toxin market is forecast to grow from $2.2 billion in 2019 to an estimated $4.4 billion in 2027, driven primarily by growth in the number of procedures during the forecast period from 2.7 million procedures to an estimated 5.0 million procedures. This projected growth is driven by procedure growth in current indications, approval of future indications, modest price growth of 1.5% annually, and a favorable reimbursement environment. It is projected that the United States will continue to be the largest market for therapeutic botulinum toxin treatment throughout the forecast period, primarily due to the greater number of approved indications, higher average selling price, and greater patient and physician awareness of botulinum toxin usage.

Overview of ABP-450

The active biologic ingredient in ABP-450 is Clostridium botulinum toxin, type A with a complete molecular complex weight of 900 kDa. Botulinum toxin type A is an active toxin composed of a covalently bonded dimer of two complexes consisting of neurotoxin, non-toxic non-haemagglutinin protein, and haemagglutinin proteins. The active part of the botulinum toxin is the 150 kDa component, and the remaining 750 kDa of the complex is made up of accessory proteins that we believe help with the function of the active portion of the botulinum toxin. When injected at therapeutic levels, ABP-450 blocks peripheral acetylcholine release at presynaptic cholinergic nerve terminals by cleaving SNAP-25, a protein integral to the successful docking and release of acetylcholine from vesicles situated within the nerve endings leading to denervation and relaxation of the muscle.

ABP-450, if approved, will be the only therapeutic botulinum toxin with significantly similar physiochemical properties as Botox. In addition, ABP-450 will be the only therapeutic botulinum toxin that shares the same procedure and dilution ratios for the reconstitution of the botulinum toxin to an injectable liquid; these reconstitution procedures are not subject to intellectual property protection. We believe the similarity of the two products will facilitate physician adoption of ABP-450 more rapidly and sustainably than other botulinum toxins that compete with Botox.

Daewoong has recently constructed a facility in South Korea where it produces ABP-450 and Jeuveau, which is the same botulinum toxin complex as ABP-450. The manufacture of ABP-450 drug substance is based on the fermentation of Daewoong’s C. botulinum cell line, followed by isolation and purification of the drug substance. Daewoong has received a U.S. patent for the production process. The drug substance production facility was purpose built and is in compliance with FDA and European Medicines Agency, or EMA, current good manufacturing practices, or cGMP, requirements. We believe this facility will be sufficient to meet demand for ABP-450 for the foreseeable future.

Our Pipeline

Migraine

Migraine is a complex neurological condition characterized by recurrent episodes of headaches. Patients that suffer from migraine headaches experience symptoms including throbbing recurring pain, nausea, vomiting, dizziness and sensitivity to light, sound, touch and smell. Migraine attacks usually last between four and 72 hours. According to the World Health Organization, a day lived with migraine is rated as the second most disabling condition out of 400

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different medical conditions.  The development and course of migraine differs from patient to patient, where a subset of patients experience an increase in frequency over a period of months or years and may gradually evolve from low-frequency episodic migraine to high-frequency episodic migraine and then to chronic migraine.

Industry sources and published research estimate that approximately 15.1% of U.S. adults experience migraine or severe headache.  Based on U.S. census data from 2018, this represents approximately 40 million people in the United States.  An estimated 1 billion people worldwide that suffer from migraines, making migraine the third most prevalent illness in the world.

Using prevalence rates from various published sources, we estimate that approximately 4.0 million and 9.4 million people in the United States suffer from chronic migraines, defined as migraine occurring on 15 or more days per month and headache lasting for four or more hours per day, or episodic migraines, defined as migraine occurring from six to 14 times per month, respectively.  In 2006, the American Migraine and Prevalence and Prevention Study determined that only approximately 56% of patients are diagnosed with migraine and an even smaller percentage actually receive prophylactic treatment. We believe our target market consists of the combined population of patients experiencing six or more migraines per month in the United States, which represents approximately 13.4 million patients.  Based on our proposed treatment protocol and anticipated pricing, we estimate our target market to represent a potential U.S. market opportunity of approximately $65 billion.While the current global therapeutic botulinum toxin market is estimated to be $2.2 billion and projected to grow to $4.4 billion in 2027, we believe these market estimates are constricted due to the significant number of untreated and undiagnosed patients, as well as a lack of approved indications for botulinum toxin.  Both acute and preventive treatments are used to treat migraine headaches. As patients evolve from treating lower to higher frequency episodic migraine and for those patients that develop chronic migraine, preventive treatments become a more important part of the overall approach.  We believe that the migraine prevention market will expand as patient and physician awareness and diagnosis rates for migraine increase due in part to market growth of injectable monoclonal antibody therapies that target calcitonin gene-related peptide inhibitors, or CGRPs, as well as the potential introduction of oral CGRP for migraine prevention into the market.

A key pathway for migraine and headache pain is the trigeminovascular input from the meningeal vessels. These nerves pass through the trigeminal ganglion and synapses on second-order neurons in the trigeminocervical complex, which then project through the quintothalamic tract and, after decussating in the brain stem, form synapses with neurons in the thalamus. Disrupting pain stimulus to the trigeminocervical complex is one means of mitigating migraine headaches and botulinum toxin has pharmacological activity that can disrupt peripherical neuronal pain stimulus to the complex.

We are developing ABP-450 for the preventative treatment of migraine, which is inclusive of both chronic migraine and episodic migraine. Migraine treatment is broadly divided into two strategies: acute and prophylactic treatment. The primary goal of acute treatment is to provide relief from the pain and associated symptoms after a migraine attack has started. The primary goal of prophylactic, or preventative, treatment is to preemptively decrease the frequency, severity and duration of future migraine attacks.

The use of botulinum toxins is generally a third-line therapy in the prophylactic treatment of migraine patients. Prophylactic treatments for migraine are designed to reduce the severity and frequency of migraines, minimize or prevent the use of acute treatments, and improve quality of life. First- and second-line treatments to prevent migraine generally include the use of orally administered anti-epileptic, beta-blocker and tricyclic antidepressant pharmaceuticals, or the use of neuromodulation devices to stimulate the vagus nerve. Migraine patients will typically progress to the third-line botulinum toxin therapy when first- and second-line therapies are not effective or not well-tolerated. As a third-line treatment, Botox is the only botulinum toxin approved by the FDA for prophylaxis of headaches in adult patients with chronic migraine and with a patented treatment protocol that designates a total dose of 155 units into 31 injection sites across seven areas of the head and neck. Frequently reported adverse reactions following treatment with Botox for migraine include eyelid ptosis, commonly known as “drooping eyelid,” neck pain and muscle weakness. There is no botulinum toxin approved for prevention of episodic migraine. Another third-line treatment for migraine, referred to as CGRP-targeting medications, has recently been approved. CGRPs are present in many organs in the body and when released around the nerves of the head, they can cause inflammation and result in migraines. CGRP-targeting medications seek to block the peptide itself in an effort to prevent the migraine. FDA-approved CGRPs include Aimovig, Emgality and Ajovy.

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Our Phase 2 clinical study utilizes our patent-pending injection protocol that contemplates 22 injections in the head and neck, which would represent a decrease in the number of injections in the current Botox label by approximately 30%.  Similar to the Botox chronic migraine indication, which contemplates titration up to 195 units with up to 39 injections, we are evaluating the effect of administering up to 195 units with 26 injections. We believe that our injection protocol will show equivalent efficacy and durability to the currently approved paradigm by utilizing novel injection sites and techniques to effectively target sensory nerve pathways implicated in migraine to reduce stimuli to the trigeminal complex. Furthermore, by eliminating or changing some injection sites, it may decrease the risk of patients experiencing the most common side effects of muscle weakness in the neck and eyelid ptosis.  We believe that, if approved, our proprietary injection protocol would differentiate ABP-450 from Botox as a third-line therapy for the prevention of chronic migraine and establish a new treatment option for the prevention of episodic migraine. Our novel injection protocol is also designed to simplify the administration of ABP-450 and mitigate some of the risk of common adverse events associated with Botox’s approved injection regimen, which include eyelid ptosis, neck pain and muscle weakness. We believe our proposed treatment protocol, as combined with our exclusive focus on therapeutic indications and the same 900 kDa property as Botox, would create a compelling pharmacoeconomic opportunity to payors, while enhancing the physician and patient treatment experience.

FDA accepted an IND for our Phase 2 clinical study studying ABP-450 for the prevention of migraine in the fourth quarter of 2020 and we initiated enrolling patients in the first quarter of 2021, and began patient dosing in the second quarter of 2021. We plan to enroll 690 patients into the randomized, double-blind, placebo-controlled study across approximately 60 study sites in the United States, Canada and Australia. This study will include migraine patients that experience six or more migraines per month, which is inclusive of chronic migraine patients that experience 15 or more migraines per month, as well as certain episodic migraine patients that experience six to 14 migraines per month. Patients enrolled in the study will receive two injection cycles using our proprietary injection protocol at a low dose of 150 units utilizing 22 active injection sites and four placebo injection sites, high dose of 195 units utilizing 26 active injection sites, with patients evenly split among the three arms.

Upon enrollment into the clinical study, patients will enter into an initial screening and baseline period of approximately four weeks prior to receiving an initial treatment, a second treatment will be administered 12 weeks after the initial treatment, and the patient will be evaluated for 16 weeks after the second treatment.  All patients who remain in the clinical study may be eligible to enroll in the optional dose-blinded long-term safety study whereby patients will again be randomized in a 1:1 ratio to receive either the low dose or high dose protocol for an additional 52 week period.

The primary endpoint for the clinical study is the reduction of mean monthly migraine days from the four-week baseline period as compared to weeks 20 to 24 of the treatment period.  The secondary endpoint is the percentage of patients achieving a reduction from baseline of at least 50% of monthly migraine days during weeks 20 to 24 of the treatment period.  We will also assess the overall mean change from baseline in the number of monthly migraine days requiring migraine-specific acute treatments and the overall mean change from baseline in moderate to severe headache hours, among other secondary efficacy assessments. The study will also evaluate health-related quality of life patient reported outcomes during the study period, including patient reported impression of severity, impression of change, disability assessment, and physical function impact.

We plan to announce preliminary blinded data related to our migraine study in late 2021, at which time we would provide the aggregate response rate for patients that have completed two treatment cycles with ABP-450 or placebo.  We do not anticipate breaking the blind for this data review and, therefore, we would not be able to provide data that shows responder rates against the placebo group.  We expect to report topline data in the second half of 2022.

Cervical Dystonia

Cervical dystonia, also known as spasmodic torticollis, is a neurological condition characterized by involuntary muscle contractions of the neck which may present as spasms, contractions or abnormal posture. It is a chronic condition with no cure, causing significant pain and challenges to mobility due to abnormal postures, affecting quality of life and daily activities. Botulinum toxin is the standard of care for the treatment of cervical dystonia, helping to improve pain, posture, and disability.

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ABP-450 is a 2-chain polypeptide, a heavy chain joined by a bond to a light chain. The light chain is a protease enzyme that attacks fusion proteins at the neuromuscular junction, preventing the vesicles containing acetylcholine from anchoring to the membrane and inhibiting their release. ABP-450 interferes with nerve impulses by inhibiting the release of acetylcholine into the neuromuscular junction, causing a flaccid paralysis of muscles.  We believe that ABP-450’s mechanism of action will provide an effective treatment for patients suffering from cervical dystonia.

We estimate based on U.S. census data and published clinical studies that there are approximately 50,000 addressable cervical dystonia patients in the United States, of which 30,000 are currently treated.  Based on our proposed treatment protocol and anticipated pricing, we estimate that the addressable cervical dystonia patients represent a potential U.S. market opportunity of approximately $360 million.  Botox, Dysport and Xeomin are currently approved by the FDA for the treatment of cervical dystonia in adult patients to reduce the severity of abnormal head and neck pain, and, in November 2019, Revance Therapeutics, Inc., or Revance, announced that it had completed enrollment of a Phase 3 clinical study for its 150 kDa botulinum toxin (daxibotulinumtoxinA) for the treatment of cervical dystonia. If approved, we believe that the same 900 kDa property of ABP-450 as Botox will promote greater physician conversion to ABP-450 than to other approved botulinum toxins that do not have this property. We believe that this physician conversion will be enhanced by reimbursement advantages we intend to offer to payors and physicians that will differentiate the economics of using ABP-450 instead of Botox.

FDA accepted an IND for our Phase 2 clinical study studying ABP-450 for the treatment of cervical dystonia in the third quarter of 2020 and we initiated enrolling patients and dosing in the first quarter of 2021. This clinical study will include 60 patients across approximately 40 sites in the United States. The clinical study patients will be randomized in a 1:1:1:1 ratio, receiving low dose 150 units of ABP-450, medium dose 250 units of ABP-450, high dose 350 units of ABP-450, or placebo. Due to the nature of the disease, dosing in initial sessions will be tailored to the individual patient based on the patient’s head and neck position, localization of pain, muscle hypertrophy, patient response, and adverse event history. The safety and efficacy of the three dose cohorts of ABP-450 or placebo will be evaluated over a maximum of 20 weeks. At the completion of the Phase 2 clinical study, all patients, irrespective of treatment group, will have the option to receive treatment with ABP-450 by rolling over into a 52 week open-label extension study.

The primary endpoint of the clinical study is to evaluate the safety of a single treatment of ABP-450. The secondary endpoint is the mean difference of change from baseline to week four of each dosing cohort, as measured by the Total Toronto Western Spasmodic Torticollis Rating Scale, or TWSTRS, the standard scale for measuring the severity of cervical dystonia. The clinical study will also evaluate the proportion of patients who would develop treatment-related serious adverse events during the first 20 weeks of a single treatment cycle at any of the administered doses of ABP-450.  We expect to report topline data from this clinical study in early 2022.

Gastroparesis

Gastroparesis is a gastrointestinal disorder characterized by the slowing or stoppage of movement of food and liquid from the stomach to the small intestine. The disease largely occurs due to neuropathy, which causes stomach muscles to stop functioning normally. The neuropathy can have various causes, including diabetes, surgery, viral infections and autoimmune disorders, though many patients suffer from idiopathic gastroparesis for which there is no known cause. Symptoms of gastroparesis include vomiting, nausea, bloating, early fullness while eating meals, heartburn, and epigastric pain. We estimate based on U.S. census data and published clinical studies that there are approximately 400,000 addressable gastroparesis patients in the United States, of which over 200,000 have moderate to severe symptoms and would be eligible for treatment with a botulinum toxin.  Based on our proposed treatment protocol and anticipated pricing, we estimate that the addressable gastroparesis patients represent a potential U.S. market opportunity of approximately $900 million.

The first-line treatment for gastroparesis is the modification of a patient’s diet and, for diabetic gastroparesis patients, improved glycemic control. The currently available second-line therapies for gastroparesis are characterized by medications that provide short-term relief and limited efficacy and whose labeling including significant warnings. Metoclopramide is currently the only drug approved by the FDA for the treatment of gastroparesis with limited usage due to significant side effects, including extrapyramidal effects. Metoclopramide is a prokinetic agent, which can be administered orally or by nasal spray. Approved metoclopramide medications include a black box warning that the use of the medication can cause tardive dyskinesia, a serious movement disorder that is often irreversible. Other medications used for the treatment of gastroparesis can include macrolides, domperidone, erythromycin and anti-emetics. However, these medications are not approved in the United States for gastroparesis. In severe cases of

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gastroparesis, where patient symptoms are refractory to medical therapy and diet modification, there are more invasive options such as gastric peroral endoscopic myotomy, surgical implantation of a gastric electrical stimulation device on the stomach, pyloric sphincterotomy, complete or partial gastrectomy, pyloric sphincterotomy or jejunostomy. In some cases, Botox has been used on an off-label basis prior to surgery in patients that have failed diet and medications.

We believe that an unmet need for the treatment of gastroparesis exists and, if approved, ABP-450 could serve as an effective third-line treatment for patients that do not achieve effective results with first-line diet therapy and second-line medication or discontinue use of medication due to poor tolerability. In a research study report published in February 2017 by the International Foundation of Functional Gastrointestinal Disorders, 60% of gastroparesis patients are not satisfied with current treatments. There are no approved botulinum toxin therapies for the treatment of gastroparesis; however, data from several retrospective or open-label studies conducted in the United States and Europe evaluating the efficacy and safety of Botox for the treatment of gastroparesis have been published and reflect potentially promising results. Certain double-blind placebo-controlled clinical studies did not display statistically significant separation between the placebo and Botox groups. We believe that the design of these studies may have contributed to this result; notably, these studies included less than 35 patients, included both diabetic and idiopathic patients, followed patients for only four weeks post-treatment, and did not account for the potential therapeutic effect of injecting saline into the target site. Our future clinical studies will consider the design of these previous studies, which we believe will increase the likelihood that ABP-450 will show a statistically significant benefit when compared to placebo.

In December 2019, we initiated a preclinical study of ABP-450 related to the treatment of gastroparesis with 42 primates receiving multiple injections in and around the pyloric sphincter across four dose ranges. The total number of animals to be used in this study is considered to be the minimum required to properly characterize the effects of ABP-450 and has been designed such that it does not require an unnecessary number of animals to accomplish its objectives.  The objective of this preclinical study is to characterize the safety and toxicology prior to entering human studies. We expect to complete this preclinical study in the third quarter of 2021 and use the data to support an IND submission in late 2021.  If our IND is accepted, we expect to initiate a Phase 2a clinical study in 2022 to study the safety and efficacy of injecting a therapeutic dose of ABP-450 through a sclerotherapy needle into the pyloric sphincter.

Previous Development of our Botulinum Toxin

The same botulinum toxin as ABP-450 has been approved for the cosmetic treatment of moderate to severe glabellar lines in the United States, the European Union and Canada, and a form of the botulinum toxin has been approved as for the treatment of post-stroke upper limb spasticity in South Korea. Evolus markets and sells the same botulinum toxin as ABP-450 for the cosmetic treatment of moderate to severe glabellar lines under the brand name Jeuveau in the United States and under the brand name Nuceiva in the European Union and Canada, and Daewoong markets and sells its similar botulinum toxin under the brand name Nabota in South Korea. We believe that the Daewoong and Evolus studies related to the treatment of glabellar lines are relevant to the development of ABP-450 for therapeutic indications for several reasons, including that over 2,100 adults have been injected with a botulinum toxin that is identical or nearly identical to ABP-450 in the context of a clinical study program, generating significant safety, efficacy and non-inferiority data in the cosmetic setting.

Daewoong Preclinical Toxicology Program

In accordance with international guidelines and in consultation with the FDA, Daewoong conducted a broad preclinical development program for ABP-450, including the study of dose concentrations contemplated for multiple therapeutic uses. The program included preclinical efficacy, safety, reproductive toxicity and single and repeat dose toxicity studies of ABP-450. While this program did not specifically contemplate the use of ABP-450 for migraine, cervical dystonia, or gastroparesis, we believe that the positive data derived from these preclinical studies will support the clinical development and anticipated future safety labeling of ABP-450 for migraine and cervical dystonia at all contemplated dose ranges. We will have to conduct additional toxicology studies to support the gastroparesis clinical program because it is a new target organ.

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Daewoong South Korean Clinical Development for Glabellar Lines

In South Korea, Daewoong conducted two clinical studies of Nabota, a form of the same botulinum toxin as ABP-450, to support its BLA for the cosmetic treatment of moderate to severe glabellar lines to the Korean Ministry of Food and Drug Safety, or MFDS, including one Phase 1 clinical study and one Phase 3 clinical study. Both studies were double blind, randomized studies with an active control, Botox. Each study compared 20 units of Nabota with 20 units of Botox, injected into each of five target sites in the glabellar region of adult subjects with moderate to severe glabellar lines.

Nabota was approved by the Korean Ministry of Food and Drug Safety for marketing on November 29, 2013 for the treatment of glabellar lines. The Nabota formulation, which was used in the early South Korean studies and which was commercialized by Daewoong, is slightly different than the formulation used in the studies sponsored by Evolus. The original Daewoong product was lyophilized and used a different human serum albumin that had not been approved by the FDA or EMA. With the approval of the Evolus vacuum dried product, Jeuveau, Daewoong has harmonized its product to be the same as the Evolus product and the same as the product that will be used in the clinical studies sponsored by us.

Evolus Clinical Development for Glabellar Lines

In 2014, Evolus initiated a comprehensive five-study clinical development program for Jeuveau, which consists of the same botulinum toxin complex as ABP-450, in the United States, the European Union and Canada to meet the regulatory requirements for a BLA in the United States, a marketing authorization application, or MAA, in the European Union, and a new drug submission, or NDS, in Canada, for the cosmetic treatment of moderate to severe glabellar lines. The Evolus development program included three multicenter, randomized, double-blinded, controlled, single dose Phase 3 clinical studies and two open label, multiple dose, long-term Phase 2 clinical studies. In each of the studies related to Jeuveau for the treatment of glabellar lines, the Jeuveau treatment group showed superiority over the placebo group and, where Botox was included as an active control, the Jeuveau treatment group was determined to be non-inferior to Botox. Between September 2014 and August 2016, over 2,100 adult male and female subjects with moderate to severe glabellar lines at maximum frown participated in this program. Jeuveau was approved for the cosmetic treatment of moderate to severe glabellar lines by the FDA in February 2019, and the same botulinum toxin was approved under the brand name Nuceiva by Health Canada in August 2018 and by the European Commission in September 2019.

Daewoong South Korean Clinical Development for Post-Stroke Upper Limb Spasticity

Daewoong has conducted a post-stroke upper limb spasticity Phase 3 clinical study in South Korea. It was a randomized, double blind, multi-center, active drug controlled, Phase 3 clinical study to compare the safety and efficacy of up to 360 units of each of Nabota to Botox. Nabota was found to be non-inferior to Botox in this study. The result of this study was the basis for registration and approval of Nabota with the Ministry of Food and Drug Safety, MFDS, for the post-stroke upper limb spasticity indication in South Korea.

Patients diagnosed with a stroke at least six weeks prior to the start date of the study and found to be eligible based on the screening test result, were randomized to either Nabota or Botox. Treatment consisted of intramuscular injections of up to 360 units to the wrist flexor, elbow flexor, finger flexor or thumb-in-palm; the total dose depended on the existence and severity of spasticity. In order to assess efficacy and safety after the treatment, follow-up visits were performed at four, eight and 12 weeks.

The primary endpoint compared the evaluations of the changes in muscle tension values as measured by the Modified Ashworth Scale, or MAS, scores of wrist flexors at four weeks after the injection compared to the scores before treatment. The changes in the wrist flexor MAS assessed by the investigator at four weeks after treatment compared to the baseline in the per protocol analysis group for the primary efficacy assessment were -1.44±0.72 points and -1.46±0.77 points in the Nabota and Botox group, respectively. Both groups demonstrated statistically significant decreases (p<0.0001) in muscle tension as measured on the MAS. The difference between the Nabota and Botox groups was 0.0129, with a 95% confidence interval (-0.2062, 0.2319). Since the upper limit of the 97.5% one-sided confidence interval of the difference in changes was 0.2319, Nabota was found to be non-inferior to Botox. As a

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secondary endpoint, the average change in muscle tension as measured on the MAS of both groups as compared to baseline, when measured at week 8 and week 12, remained statistically significant at all points in time.

After administration of the treatment, adverse events occurred in 19.6% of the subjects in the Nabota group and 19.4% of the subjects in the Botox group. Adverse drug reactions occurred in 3.1% of the subjects in the Nabota group and in 4.1% of the subjects in the Botox group. There was one serious adverse event, a radius fracture that occurred in the Nabota group, which was assessed as not study drug-related. Botulinum neutralizing antibody testing was conducted using mouse bio-assay, and there were no “positive” subjects found in either group. Nabota is now approved for post-stroke upper limb spasticity in South Korea. We will have to conduct additional toxicology studies to support the gastroparesis clinical program because it is a new target organ.

Daewoong South Korean Clinical Development for Blepharospasm

Daewoong has conducted a blepharospasm Phase 2/3 comparator study in South Korea. It was a randomized, double blind, multi-center, active drug controlled, Phase 3 clinical study to compare the safety and efficacy of Nabota to Botox. This study was the basis for registration and approval of Nabota with the MFDS for the blepharospasm indication in South Korea.

Patients diagnosed with facial spasms prior to the start date of the study and found to be eligible based on the screening test result, were randomized to either Nabota or Botox. Treatment consisted of intramuscular injections into the medial and lateral pretarsal orbicularis oculi of the upper lid and lateral pretarsal orbicularis oculi of the lower lid of up to 46.88± 9.46 units of Nabota or 46.86± 9.46 units of Botox; the total dose depended on the severity of the spasms. In order to assess efficacy and safety after the treatment, follow-up visits were performed at four, eight and 12 weeks.

Our Strategy

Our goal is to change patients’ lives by enhancing the therapeutic botulinum toxin treatment paradigm for patients suffering from debilitating conditions. To achieve this goal, we plan to:

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Develop and Seek Regulatory Approval for ABP-450 in Our Initial Indications. Our initial indications for the development of ABP-450 are migraine, cervical dystonia and gastroparesis. We have initiated enrollment and dosing in our Phase 2 clinical study evaluating ABP-450 for the preventative treatment of migraine and expect to report topline data from this clinical study in the second half of 2022. We have initiated enrollment and dosing in our Phase 2 clinical study evaluating ABP-450 for the treatment of cervical dystonia and expect to report topline data for this clinical study in early 2022.  We have also initiated a preclinical primate study evaluating ABP-450 for the treatment of gastroparesis and expect to submit an IND for our Phase 2a study in late 2021.

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Expand the Field of Therapeutic Applications for Botulinum Toxins. We believe ABP-450 can be developed to address a broad range of debilitating diseases where existing treatment options do not exist, have proven to be inadequate or are poorly tolerated. To identify target indications for development, we employ a rigorous portfolio screening process that evaluates strategic fit, potential commercial opportunity and clinical and regulatory development risks. We initially identified over 230 potential therapeutic uses for botulinum toxins and plan to continue to evaluate therapeutic use for chronic diseases where there is no approved botulinum toxin therapy.

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Enhance the Economics of Botulinum Toxin Treatments to Drive Value for Payors and Physicians. We plan to pursue approval of an original BLA that exclusively contemplates therapeutic indications for ABP-450. If we obtain an original BLA for therapeutic indications of ABP-450, we would have the pricing flexibility to enhance the rebates to payors and/or providers to improve reimbursement coverage for therapeutic indications, which we believe will provide better access to botulinum toxin therapy to a broader population of patients. We would also be able to ensure physicians receive consistent, favorable reimbursement when they choose to use ABP-450 for their therapeutic botulinum toxin treatments.

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Participate in the Growing Therapeutic Botulinum Toxin Market by Optimizing Value of ABP-450. The global therapeutic botulinum toxin market was estimated to be $2.2 billion in 2019 and is projected to grow

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to $4.4 billion in 2027. Botox commands approximately 95% of that therapeutic market, driven primarily by historical investment into development programs such as chronic migraine and overactive bladder. We have exclusive development and distribution rights for therapeutic indications of ABP-450 in the United States, Canada, the European Union and certain other international territories. We plan to develop and pursue approval of ABP-450 for a variety of indications in major markets, beginning with the United States, where we intend to build a focused, specialized commercial organization to launch the product. Where appropriate outside the United States, we may use strategic collaborations and partnerships to accelerate the development and maximize the commercial potential of our programs.

Our Competitive Strengths

We believe the successful pursuit of our strategy will be driven by the following competitive strengths:

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Well-Established 900 kDa Botulinum Toxin Complex.  ABP-450 is the same botulinum toxin complex that has been approved by regulatory authorities in the United States, the European Union and Canada for a cosmetic indication. To receive these global approvals, Daewoong and Evolus have completed rigorous clinical development programs using Botox as an active comparator and consistently showed that ABP-450 was non-inferior to Botox at doses ranging from 20 units to 360 units. While we have not yet demonstrated non-inferiority of ABP-450 to Botox, we expect to design our studies, if successful, to demonstrate that one unit of ABP-450 will produce a substantially similar effect as one unit of Botox. We believe the similar 900 kDa molecular weighting of the two products will facilitate physician adoption of ABP-450 more rapidly and sustainably than other botulinum toxins that compete with therapeutic uses of Botox.

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ABP-450 Has Potential Application Across a Broad Range of Indications.  ABP-450 is a single product candidate that we believe can produce a diverse product development platform spanning a broad spectrum of indications. We believe that our cervical dystonia program has an established regulatory pathway that, if successful, would allow us to participate in an established market. Our migraine program, if successful, represents an important expansion of treatments available in the $17.8 billion episodic migraine market, combined with a streamlined injection protocol for all indicated migraine patients.  Our gastroparesis program, if successful, would be a novel indication for botulinum toxins in a market characterized by high unmet need and low competitive intensity.  We have identified six additional, undisclosed therapeutic indications that we intend to pursue that offer similar market opportunities.

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Differentiated Business Model Designed to Deliver Enhanced Value to Payors and Physicians. We believe our exclusive focus on developing ABP-450 for therapeutic indications provides us with a competitive advantage against current and known prospective botulinum toxin competitors.  We believe this focus will enable us to pursue an original BLA dedicated to therapeutic uses of ABP-450 that, if obtained, would allow physicians to receive consistent and favorable reimbursement from payors, while also providing us with the flexibility to provide economic incentives, including rebates, to payors and/or providers. Market competitors that receive marketing approval for their botulinum toxin products have traditionally obtained an original BLA for their initial indication, with follow-on supplemental BLAs as they expand their product labels to include cosmetic and therapeutic indications.  As a consequence of that structure, the ASPs for therapeutic reimbursement are negatively affected by promotional activity associated with cosmetic pricing.  If we receive an original BLA, we believe that we will not have a negative pricing influence from cosmetic indications, which should allow us to uniquely manage our ASP in a manner that enhances value to payors and physicians.

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Management Team with Significant and Relevant Experience and Expertise in the Therapeutic Use of Botulinum Toxins. Our management team has extensive experience in the botulinum toxin market, in multiple therapeutic areas, in the development, market launch and commercialization of major medical products, execution and integration of business development transactions and understanding of the regulatory environment of the healthcare markets.

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Manufacturing

Daewoong is our sole supplier of ABP-450. Daewoong has over 70 years of experience manufacturing pharmaceutical products and is one of the largest pharmaceutical drug companies in South Korea. Daewoong has recently constructed a facility in South Korea for the purposes of producing ABP-450 drug product, which was purpose-built to comply with FDA and EMA regulations. We believe this facility will be sufficient to meet demand for ABP-450 for the foreseeable future. The FDA conducted a cGMP and pre-approval inspection of the facility from November 8 to November 17, 2017. The UK Medicines and Healthcare Products Regulatory Agency also completed an inspection of the manufacturing facility in February 2018 in connection with Evolus’ MAA for Jeuveau. Evolus’ FDA approval of Jeuveau in February 2019 included approval to manufacture Jeuveau at Daewoong’s facility. A separate pre-licensure inspection may be required for any BLA we submit for any of our product candidates and we believe that Daewoong’s manufacturing facility is, and will remain, compliant with FDA and EMA cGMP requirements.

While Jeuveau and ABP-450 are both manufactured by Daewoong, both we and Evolus retain separate, independent oversight rights related to Daewoong’s compliance with cGMP, standards specified by good manufacturing practice, and all other applicable regulatory guidelines and requirements. Evolus will retain independent oversight and responsibility for the quality and pharmacovigilance of Jeuveau under its BLA and related international approvals; similarly, we will retain independent oversight and responsibility for the quality and pharmacovigilance of ABP-450 under our original BLA, if approved.

Daewoong manufactures the ABP-450 drug substance in a separate facility on the same campus. The manufacture of ABP-450 drug substance is based on the fermentation of Daewoong’s C. botulinum cell line, followed by isolation and purification of the drug substance. Daewoong has received a U.S. patent for the production process. The ABP-450 drug substance production facility was purpose built to comply with FDA and EMA cGMP requirements.

Daewoong is a defendant in several lawsuits brought by Medytox, Inc., or Medytox, alleging, among other things, that Daewoong stole Medytox’s botulinum toxin bacterial strain and misappropriated trade secrets of Medytox, including those used by Daewoong to manufacture ABP-450. Daewoong is also a respondent to a complaint made by Medytox and Allergan to the U.S. International Trade Commission, or ITC, containing substantially similar allegations regarding the alleged theft of Medytox’s botulinum toxin bacterial strain and misappropriation of Medytox’s trade secrets, which is currently on appeal to the United States Court of Appeals for the Federal Circuit. We were also a defendant in the lawsuit brought by Medytox in the United States District Court for the Central District of California asserting allegations that are substantially similar to those in the South Korean litigation. In June 2021, we settled all outstanding claims with Medytox and entered into a non-exclusive, royalty-bearing, irrevocable license that permits us to commercialize and manufacture AB-450. See “Risk Factors—Risks Related to Our Business Operations and Financial Position—Risks Related to Third Parties—A material breach by us of the terms of our license and settlement agreement with Medytox could have a material adverse effect on our business.”

Daewoong License and Supply Agreement

On September 30, 2013, Evolus entered into a license and supply agreement with Daewoong, pursuant to which Daewoong agreed to manufacture and supply Jeuveau and grant Evolus an exclusive license for cosmetic indications to import, distribute, promote, market, develop, offer for sale and otherwise commercialize and exploit Jeuveau in certain territories. In addition, Evolus paid $1.0 million to Daewoong as consideration for the option to expand the exclusive license to include therapeutic indications. In September 2018, we exercised the option to obtain the therapeutic rights for the territory and remitted the option exercise price of $7.5 million directly to Daewoong.

On December 20, 2019, we entered into the Daewoong Agreement, pursuant to which Daewoong agreed to manufacture and supply ABP-450 and grant us an exclusive license for therapeutic indications to import, distribute, promote, market, develop, offer for sale and otherwise commercialize and exploit ABP-450 in the United States, the European Union, the United Kingdom, Canada, Australia, Russia, the Commonwealth of Independent States and South Africa, which we refer to collectively as the covered territories.

Daewoong has agreed to supply us with ABP-450 at an agreed-upon transfer price, with no milestone or royalty payments and no minimum purchase requirements. Daewoong is responsible for all costs related to the manufacturing of ABP-450, including costs related to the operation and upkeep of its manufacturing facility, and we are responsible

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for all costs related to obtaining regulatory approval, including clinical expenses, and commercialization of ABP-450. Our exclusivity is subject to our exercise of commercially reasonable efforts to: (i) achieve all regulatory approvals necessary for ABP-450 to be marketed in the territory for therapeutic indications and (ii) commercialize ABP-450 in the territory for therapeutic indications. During the term of the Daewoong Agreement, we cannot purchase, sell or distribute any competing products in a covered territory or sell ABP-450 outside a covered territory.

The initial term of the Daewoong Agreement is from December 20, 2019 to the later of (i) the fifth anniversary of approval from the relevant governmental authority necessary to market and sell ABP-450 or (ii) December 20, 2029, and automatically renews for unlimited additional three-year terms, provided the Daewoong Agreement is not earlier terminated. The Daewoong Agreement will terminate upon written notice by either us or Daewoong upon a continuing default that remains uncured within 90 days (or 30 days for a payment default) by the other party, or without notice upon the bankruptcy or insolvency of our company.

We will be the sole owner of any marketing authorization and clinical study results we pursue related to therapeutic indications of ABP-450 in a covered territory. This will include ownership of any BLA that we may submit to the FDA, MAA that we may submit to the EMA, NDS that we may submit to Health Canada, and any other approvals we receive in a covered territory. However, if we do not renew the Daewoong Agreement or upon termination of the Daewoong Agreement due to a breach by us, we are obligated to transfer our rights to Daewoong.

Pursuant to the Daewoong Agreement, a Joint Steering Committee, or the JSC, comprised of an equal number of development and commercial representatives from Daewoong and us, shall review and provide input on our commercialization plan for ABP-450, although we have final decision-making power regarding the marketing, promotion, sale and/or distribution of ABP-450. A disagreement among the JSC will be referred to senior management of Daewoong and us for resolution if the JSC is unable to reach a decision within 30 days.

The Daewoong Agreement also provides that Daewoong will indemnify us for any losses arising out of Daewoong’s willful misconduct or gross negligence in performing its obligations under the agreement, Daewoong’s breach of the agreement, or any allegation that ABP-450 or Daewoong’s trademark infringes or misappropriates the rights of a third party, except, in each case, as a result of our willful misconduct or gross negligence. We have agreed to indemnify Daewoong for any losses arising out of our willful misconduct or gross negligence in performing our obligations under the agreement, or our breach of the agreement, except, in each case, as a result of Daewoong’s willful misconduct or gross negligence.

Intellectual Property

Our success depends, in part, on our ability to obtain and maintain intellectual property protection related to our product candidate in our proposed therapeutic indications, novel methods of use, and other know-how. Our ability to operate without infringing on the proprietary or intellectual property rights of others and to prevent others from infringing our proprietary and intellectual property rights will be important to our performance. We protect, and will continue to protect, our proprietary technology and methods by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions, methods of use, and improvements that are important to the development and implementation of our business.

Under our licensing and supply agreement with Daewoong dated December 20, 2019, Daewoong agreed to manufacture and supply ABP-450 to us and grant us an exclusive license for therapeutic indications to import, distribute, promote, market, develop, offer for sale and otherwise commercialize and exploit ABP-450 in the United States, the European Union, the United Kingdom, Canada, Australia, Russia, the Commonwealth of Independent States and South Africa.  Daewoong has a U.S. patent on its proprietary botulinum toxin manufacturing process for ABP-450.  At this time, we own four pending PCT international patent applications and one pending U.S. nonprovisional patent application related to certain novel methods and protocols of injecting ABP-450 for therapeutic purposes that we have developed, including the treatment of migraine and gastroparesis.  If issued, these patents would expire in 2040. We also rely on know-how, copyright, trademarks and trade secret laws to protect our proprietary advancements and competitive advantage. Such protection is also maintained using confidential disclosure agreements.

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It is possible that our current pending patents, or patents which we may later acquire or license, may be successfully challenged or invalidated in whole or in part. It is also possible that we may not obtain issued patents from our pending patent applications or other inventions we seek to protect. Due to uncertainties inherent in prosecuting patent applications, it is possible that our pending patent applications are rejected. It is also possible that we may develop proprietary products or technologies in the future that are not patentable or that the patents of others will limit or altogether preclude our ability to do business. In addition, any patent issued to us may provide us with little or no competitive advantage, in which case we may abandon such patent or license it to another entity. For more information, please see “Risk Factors—Risks Related to Intellectual Property.”

Competition

The pharmaceutical industry is highly competitive and requires an ongoing, extensive search for technological innovation. It also requires, among other things, the ability to effectively discover, develop, test and obtain regulatory approvals for novel products, as well as the ability to effectively commercialize, market and promote approved products, including communicating the effectiveness, safety and value of products to actual and prospective customers and medical professionals. Numerous companies are engaged in the development, manufacture and marketing of products competitive with those that we are developing. Many of our competitors have greater resources than we have. This enables them, among other things, to leverage their financial resources to make greater research and development, marketing and promotion investments that us. Our competitors may also have more experience and expertise in obtaining marketing approvals from the FDA and other regulatory authorities. Our technologies and products may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors. As more companies develop new intellectual property in our markets, the possibility of a competitor acquiring patent or other rights that may limit our products or potential products increases, which could lead to litigation. In addition to product development, testing, approval and promotion, other competitive factors in the pharmaceutical industry includes industry consolidation, product quality and price, product technology, reputation, customer service and access to technical information.

We are currently focusing our clinical efforts on the use of botulinum toxins to treat migraine, cervical dystonia and gastroparesis, and expect to pursue indications to treat other therapeutic conditions. We expect to compete directly with other injectable botulinum toxins and other pharmaceuticals that are currently utilized and being developed for each of these disease states.

Injectable Botulinum Toxins

Our primary competitors for ABP-450 in the injectable botulinum toxin pharmaceutical market for therapeutic use are Botox, Dysport, Xeomin, Myobloc, a type-B botulinum toxin serotype marketed by U.S. WorldMeds, and, if approved, Revance’s botulinum toxin, DaxibotulinumtoxinA. Revance has entered into a collaboration and license agreement with Viatris Inc., to develop and commercialize a biosimilar to Botox. Each of Botox, Dysport, Xeomin and Myobloc are approved by the FDA for the treatment of cervical dystonia and Revance announced that it had completed enrollment of a Phase 3 clinical study for its botulinum toxin for the treatment of cervical dystonia. Botox is currently the only botulinum toxin approved for the treatment of chronic migraine. There are no approved botulinum toxins approved for the treatment of gastroparesis and, to our knowledge, there are no active clinical studies evaluating the potential of another botulinum toxin to treat gastroparesis.

We are aware of competing botulinum toxins currently being developed or commercialized in the United States, the European Union, Asia, South America and other markets. While some of these products may not meet U.S. regulatory standards, the companies operating in these markets may be able to produce products at a lower cost than U.S. and European manufacturers. In addition to the injectable botulinum toxin dose forms, we are aware that other companies are developing topical botulinum toxins for therapeutics indications.

Preventative Treatment of Migraine

Beta Blockers, Anti-Epileptics, and Triptans

Botox is approved for the preventative treatment of chronic migraine and certain other agents are used as first and second line treatments for the prevention of migraine, including triptans, beta blockers, and anti-epileptics.

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Calcitonin Gene-Related Peptide (CGRP)

We will also face competition in our target therapeutic markets from companies that provide treatment options with other pharmaceutical or non-pharmaceutical products. For the preventative treatment of chronic migraine, we will face competition from CGRP agonists, including Aimovig (erenumab) marketed by Amgen Inc., Ajovy (fremenezumab) marketed by Teva Pharmaceutical Industries Ltd., and Emgality (galcenezumab) marketed by Eli Lilly and Company. Each of Aimovig, Ajovy and Emgality are self-administered by a monthly subcutaneous injection. Vyepti (eptinezumab) marketed by Lundbeck A/S has recently been approved for the prevention of migraine and is administered every 3 months by intravenous infusion. In addition, Biohaven Pharmaceutical Holding Company Ltd. and AbbVie have initiated Phase 3 studies to study their once-daily, orally administered products for the prevention of migraine—rimegepant and atogepant, respectively. Biohaven is also studying vazegepant to be used as an intranasal formulation for both the acute treatment and prevention of migraine. If approved, each of these therapies would be commercially available for the treatment of migraine prior to ABP-450. Notably, initial positive data has been published studying the reduction in migraine days when a botulinum toxin is used in combination with CGRP, suggesting that combination therapy could provide further reduction in monthly migraine days than either botulinum toxin or CGRPs alone.

Other Treatments

We will also face competition in our target therapeutic markets from companies that provide treatment options with other pharmaceutical or non-pharmaceutical products. For the treatment of cervical dystonia, in addition to other injectable botulinum toxins, we will face competition from orally administered anticholinergic, GABA receptor agonist, benzodiazepine, dopaminergic and anticonvulsant pharmaceuticals. For the treatment of gastroparesis, we will face competition from prokinetic agents, including REGLAN (metoclopramide), which is the only medication currently approved by FDA for the treatment of gastroparesis.

Government Regulation

We operate in a highly regulated industry that is subject to significant federal, state, local and foreign regulation. Our business has been, and will continue to be, subject to a variety of laws including the Federal Food, Drug and Cosmetic Act, or FFDCA, and the Public Health Service Act, or PHS Act, among others. Biological products or “biologics,” which are the focus of our business, are subject to regulation under the FFDCA and PHS Act. Our products, if approved, will be regulated as biologics. With this classification, commercial production of our products will need to occur in registered and licensed facilities in compliance with cGMP for biologics. Among other things, biologics require clinical studies to demonstrate product safety and efficacy, and the submission and approval of a BLA for marketing authorization. Also, various federal and state laws govern the research and development, testing, investigation, manufacture, storage, recordkeeping, regulatory approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of these products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending license or marketing applications, warning letters and other enforcement actions, import alerts or detentions, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

U.S. Biological Products Development Process

The process required by the FDA before a biological product may be marketed in the United States generally involves the following:

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completion of nonclinical laboratory tests and animal studies according to good laboratory practices, or GLPs, and applicable requirements for the humane use of laboratory animals or other applicable regulations;

•	submission to the FDA of an IND, which must become effective before human clinical studies may begin;
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performance of adequate and well-controlled human clinical studies to establish the safety and efficacy of the proposed biological product for its intended use, according to the FDA’s regulations, commonly referred

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to as good clinical practices, or GCPs, and any additional requirements including those for the protection of human research subjects and their health and other personal information;
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preparation and submission to the FDA of a BLA for marketing approval which contains, among other things, data supporting the safety and effectiveness of the biologic, and data on the chemistry, manufacturing, and controls, or CMC, of the product that support the identity, strength quality, purity, and potency of the biologic that will be produced;

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satisfactory completion of an FDA pre-licensure inspection of the manufacturing facility or facilities where the biological product is produced to assess compliance with cGMP, to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality, purity, and potency;

•	potential FDA audits of the nonclinical study and clinical study sites that generated the data in support of the BLA; and
•	FDA review and approval of the BLA.

Nonclinical Studies

Biological product development in the United States typically involves nonclinical or “preclinical” (e.g., laboratory or animal) testing. Nonclinical tests often include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal studies to assess the characteristics and potential safety and efficacy of the product. The conduct of the nonclinical tests must comply with applicable federal regulations and requirements including GLPs, among other requirements. The results of initial nonclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, any relevant prior clinical experience, and a proposed clinical study protocol. Additional nonclinical testing, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted and generally must be included in the BLA.

Clinical Studies

Prior to beginning the first clinical study with a product candidate, a sponsor must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol or protocols for preclinical and clinical studies. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamic characteristics of the product, chemistry, manufacturing and controls information, and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. For clinical studies in the United States or otherwise regulated by the FDA, a 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has not raised questions or concerns relating to the IND and placed the IND on clinical hold within this 30-day period, the clinical study proposed in the IND may begin. If the FDA does place the IND on clinical hold, the IND sponsor must resolve any outstanding concerns to the FDA’s satisfaction before the clinical study can begin.

Our clinical studies for our ABP-450 product candidate will involve the administration of the investigational biologic to subjects under the supervision of one or more qualified investigators. Clinical studies must be conducted pursuant to an IND and in compliance with state and federal regulations and GCPs, an international standard meant to protect the rights and health of subjects and to define the roles of clinical study sponsors, administrators, and monitors, as well as under protocols detailing the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. subjects and subsequent protocol amendments must be submitted to the FDA as part of the IND. The FDA may order the temporary or permanent discontinuation of a clinical study at any time or impose other requirements or sanctions if it believes that the clinical study is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical study subjects. The clinical study protocol, any protocol amendments, and informed consent information for subjects in clinical studies must also be submitted to an institutional review board, or IRB, for approval. An IRB may require

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the clinical study at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions before approving the study for initiation. The IRB also approves the form and content of the informed consent form that must be signed by each clinical study subject or his or her legal representative, and the IRB must monitor the clinical study until completed.

There are also requirements governing the reporting of ongoing preclinical and clinical studies and clinical study results to public registries. Sponsors of certain clinical trials of FDA-regulated products, including biologics, are required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov.

Human clinical studies are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1. The product candidate is initially introduced into a limited population of healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for some diseases, or when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients with the disease or condition for which the product candidate is intended to gain an early indication of its effectiveness.

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Phase 2. The product candidate is evaluated in a limited patient population, but larger than in Phase 1, to identify possible adverse events and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted indications and to assess dosage tolerance, optimal dosage and dosing schedule.

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Phase 3. Clinical studies are undertaken to further evaluate dosage and provide substantial evidence of clinical efficacy and data supporting safety in an expanded patient population, such as several hundred to several thousand subjects, at geographically dispersed clinical study sites. Phase 3 clinical studies are typically conducted when Phase 2 clinical studies demonstrate that a dose range of the product candidate is effective and has an acceptable safety profile. These studies typically have at least two groups of patients who, in a blinded fashion, receive either the product or a placebo. Phase 3 clinical studies are intended to establish the overall risk-benefit ratio of the product and provide an adequate basis for product labeling. Generally, two adequate and well-controlled Phase 3 clinical studies are required by the FDA for approval of a BLA.

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Phase 4. In some cases, the FDA may condition approval of a BLA for a product candidate on the sponsor’s agreement to conduct additional clinical studies after approval. In other cases, a sponsor may voluntarily conduct additional clinical studies after approval to gain more information about the product. These clinical studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up. Such post-approval studies are sometimes referred to as “Phase 4” clinical studies.

Concurrent with clinical studies, companies may complete additional nonclinical studies and develop additional information about the biological characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMPs and also CMC requirements that are approved as part of the BLA. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality, purity, and potency of the finished product. In addition, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug product candidate does not undergo unacceptable deterioration over its shelf life.

BLA Submission and Marketing Approval

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, a BLA is prepared and submitted to the FDA. FDA approval of the BLA is required before marketing of the product may begin in the United States. The BLA must include the results of all nonclinical, clinical and other testing and a compilation of data relating to the product’s CMCs. The cost of preparing and submitting a BLA is substantial. The submission of most BLAs is additionally subject to a substantial application fee, and the sponsor of an approved BLA is also subject to annual program fees.

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The FDA has 60 days from its receipt of a BLA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review, and such decision could result in a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of BLAs. The FDA’s goal is to review standard applications within ten months after it accepts the application for filing, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. Priority review designation will direct overall attention and resources to the evaluation of applications for products that, if approved, would be significant improvements in the safety or effectiveness of the treatment, diagnosis, or prevention of serious conditions compared to available therapies. The review process may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission. The FDA reviews a BLA to determine, among other things, whether a product candidate is safe and effective for its intended use, and whether the facility in which it is manufactured, processed, packed and held meets regulatory standards designed to assure and preserve the product’s identity, safety, strength, quality and purity. The FDA may also refer applications for novel biologics products or biologics products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but often follows some or all of its recommendations.

In addition to the above, under the Pediatric Research Equity Act, or PREA, a BLA applicant, absent a deferment or waiver, must develop a pediatric development plan and, potentially, conduct pediatric studies prior to submission of the BLA.

Pre-licensure inspections are often conducted at one or more clinical study sites, and may be conducted at nonclinical testing sites as well. Additionally, the FDA will inspect the facility or the facilities at which the biological product is manufactured prior to approval. The FDA will not approve the BLA unless it determines that compliance with cGMP is satisfactory. Manufacturers of biologics also must comply with the FDA’s general biological product standards and approved CMC requirements.

After the FDA evaluates the BLA and information from any pre-licensure inspections or other data sources, it issues either an approval letter or a complete response letter. A complete response letter outlines the deficiencies in the submission and may require substantial additional testing, including additional large-scale clinical testing or information in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to the goal of reviewing such resubmissions in two or six months depending on the type of information included.

An approval letter authorizes commercial marketing of the finished biological product within the United States with specific labeling (e.g., prescribing information) for specific indications. As a condition of BLA approval, the FDA may require substantial post-approval testing and surveillance to monitor the product’s safety or efficacy and may impose other conditions, including labeling restrictions, which can materially affect the product’s potential market and profitability. For example, the FDA may approve the BLA with Risk Evaluation and Mitigation Strategies, or REMS, to ensure the benefits of the product continue to outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems or safety issues are identified following initial marketing. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies. Changes to some of the conditions established in an approved application, including changes in indications, labeling, ingredients or manufacturing processes or facilities, require submission and FDA approval of a new BLA or BLA supplement before the change can be implemented. A BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing BLA supplements as it does in reviewing BLAs. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could impact the timeline for regulatory approval or otherwise impact ongoing development programs.

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Expedited Development and Review Programs

Any marketing application for a biologic submitted to the FDA for approval may be eligible for FDA programs intended to expedite the FDA review and approval process, such as priority review, fast track designation, breakthrough therapy designation and accelerated approval.

A product is eligible for priority review, or review within a six-month timeframe from the date a complete BLA is accepted for filing, if it has the potential to provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biological product designated for priority review in an effort to facilitate the review.

To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need by providing a therapy where none exists or a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. Fast track designation provides opportunities for frequent interactions with the FDA review team to expedite development and review of the product. The FDA may also review sections of the BLA for a fast track product on a rolling basis before the complete application is submitted, if the sponsor and FDA agree on a schedule for the submission of the application sections, and the sponsor pays any required user fees upon submission of the first section of the BLA.

In addition, a sponsor can request designation of a product candidate as a “breakthrough therapy.” A breakthrough therapy is defined as a drug or biologic that is intended to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. If a product is so designated, the FDA will take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy.

Additionally, products that may fulfill an unmet medical need and are studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on an intermediate clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled Phase 4 post-marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review and approval will not be shortened. Furthermore, priority review, fast track designation, and breakthrough therapy designation do not change the standards for approval but may expedite the development or approval process.

Post-Approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual program fees for any marketed products. Biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation

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and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, restrictions on import or export, complete withdrawal of the product from the market or product recalls;
•	fines, warning letters or untitled letters, or holds on post-approval clinical studies;
•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;
•	product seizure or detention, or refusal to permit the import or export of products;
•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;
•	mandated modification of promotional materials and labeling and the issuance of corrective information;
•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or
•	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturers’ communications on the subject of off-label use of their products.

In addition to the FDA’s post-approval requirements, various state laws governing manufacturing, marketing, and distribution often apply, and state licenses may need to be obtained and renewed on a periodic basis in order to continue operations in specific states.

Biosimilars and Exclusivity

The Affordable Care Act, signed into law in 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or the BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars.

Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies,

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and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the risk in terms of safety or diminished efficacy of alternating or switching between use of the biological product and the reference product is not greater than the risk of using the reference product without such alteration or switch.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until twelve years from the date on which the reference product was first licensed. A reference biological product is granted twelve years of data exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency. During this twelve-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical studies to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law as no interchangeable biosimilars have been approved by the FDA to date.

A biologic can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study. In some instances, the same studies can satisfy both PREA and pediatric exclusivity requirements.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, government proposals have sought to reduce the twelve-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation, and impact of the BPCIA is subject to uncertainty.

Government Regulation in Europe

In the European Economic Area, or EEA (which is composed of the 28 Member States of the European Union plus Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA.

There are two types of MAs:

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The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the EMA and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union. Under the Centralized Procedure the maximum timeframe for the evaluation of a marketing authorization application is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in

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response to questions asked by the CHMP). Accelerated evaluation might be granted by the CHMP in exceptional cases, when the authorization of a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. Under the accelerated procedure the standard 210 days review period is reduced to 150 days.

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National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in other Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Data and marketing exclusivity. In the EEA, new products authorized for marketing, or reference products, qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the pre-clinical and clinical study data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the European Union during a period of eight years from the date on which the reference product was first authorized in the European Union. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the European Union until 10 years have elapsed from the initial authorization of the reference product in the European Union. The 10 year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

Pediatric investigation plan. In the EEA, marketing authorization applications for new medicinal products not authorized have to include the results of studies conducted in the pediatric population, in compliance with a pediatric investigation plan, or PIP, agreed with the EMA’s Pediatric Committee, or PDCO. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical study data can be waived by the PDCO when these data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all Member States of the European Union and study results are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension.

Clinical studies. Clinical studies of medicinal products in the European Union must be conducted in accordance with European Union and national regulations and the International Conference on Harmonization, or ICH, guidelines on GCPs. Additional GCP guidelines from the European Commission, focusing in particular on traceability, apply to clinical studies of advanced therapy medicinal products. If the sponsor of the clinical study is not established within the European Union, it must appoint an entity within the European Union to act as its legal representative. The sponsor must take out a clinical study insurance policy, and in most European Union countries, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical study.

Prior to commencing a clinical study, the sponsor must obtain a clinical trial authorization (CTA) from the competent authority, and a positive opinion from an independent ethics committee. The application for a clinical trial authorization must include, among other things, a copy of the study protocol and an investigational medicinal product dossier (IMPD) containing information about the manufacture and quality of the medicinal product under investigation. Currently, clinical trial authorization applications must be submitted to the competent authority in each European Union Member State in which the study will be conducted. Under the new Regulation on Clinical Trials, which is currently expected to take effect in 2022, there will be a centralized application procedure where one national

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authority takes the lead in reviewing the application and the other national authorities have only a limited involvement. Any substantial changes to the study protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees. Medicines used in clinical studies must be manufactured in accordance with cGMP.

The European Union requirements for research and investigation, approval, and post-market activities, may vary substantially from U.S. requirements. As such, approval in one jurisdiction is not predictive of potential for approval in the other jurisdiction.

Product Approval Process Outside the United States and Europe

In addition to regulations in the United States and European Union, we will be subject to a variety of regulations in other jurisdictions governing manufacturing, clinical studies, commercial sales and distribution of our future products. Whether or not we obtain FDA approval or MA approval for a product candidate, we must obtain approval of the product by the comparable regulatory authorities of foreign countries before commencing clinical studies or marketing in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval or MA approval. The requirements governing the conduct of clinical studies, product licensing, pricing and reimbursement vary greatly from country to country.

U.S. Healthcare Laws and Compliance Requirements

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business that may constrain the financial arrangements and relationships through which we research, as well as sell, market and distribute any products for which we obtain marketing authorization. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, and transparency laws and regulations related to drug pricing and payments and other transfers of value made to physicians and other healthcare providers. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply, we may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations, exclusion from participation in federal and state healthcare programs and responsible individuals may be subject to imprisonment.

Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidate for which we may seek regulatory approval. Sales in the United States will depend, in part, on the availability of sufficient coverage and adequate reimbursement from third-party payors, which include government health programs such as Medicare, Medicaid, the 340B Drug Discount program, TRICARE and the Veterans Administration, as well as managed care organizations and private health insurers. Prices at which we or our customers seek reimbursement for our product candidates can be subject to challenge, reduction or denial by third-party payors. Factors payors consider in determining reimbursement are based on whether the product is:

•	a covered benefit under its health plan;
•	safe, effective and medically necessary;
•	appropriate for the specific patient;
•	cost-effective; and
•	neither experimental nor investigational.

The process for determining whether a third-party payor will provide coverage for a product is typically separate from the process for setting the reimbursement rate that the payor will pay for the product. A third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be available. Additionally, in the United States there is no uniform policy among payors for coverage or reimbursement. Third-party payors often

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rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies, but also have their own methods and approval processes. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. If coverage and adequate reimbursement are not available, or are available only at limited levels, successful commercialization of, and obtaining a satisfactory financial return on, any product we develop may not be possible.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product that might be approved for marketing, we may need to conduct expensive studies in order to demonstrate the medical necessity and cost-effectiveness of any products, which would be in addition to the costs expended to obtain regulatory approvals. Third-party payors may not consider our product candidates to be medically necessary or cost-effective compared to other available therapies, or the rebate percentages required to secure favorable coverage may not yield an adequate margin over cost or may not enable us to maintain price levels sufficient to realize an appropriate return on our investment in drug development.

Healthcare Reform

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect the ability to profitably sell product candidates for which marketing approval is obtained. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively the Affordable Care Act, enacted in March 2010, has substantially changed healthcare financing and delivery by both governmental and private insurers. Among other things the Affordable Care Act included the following provisions:

•

an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;
•

a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts, which through subsequent legislative amendments, will be increased to 70%, starting in 2019, off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
•	expansion of eligibility criteria for Medicaid programs;
•	expansion of the entities eligible for discounts under the 340B Drug Discount Program;
•	a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;
•	a methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; and
•	a licensure framework for follow-on biological products.

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Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the Affordable Care Act, and we expect there will be additional challenges and amendments to the Affordable Care Act in the future. Various portions of the Affordable Care Act are currently undergoing legal and constitutional challenges in the United States Supreme Court and members of Congress have introduced several pieces of legislation aimed at significantly revising or repealing the Affordable Care Act. The United States Supreme Court is expected to rule on a legal challenge to the constitutionality of the Affordable Care Act in early 2021. The implementation of the Affordable Care Act is ongoing, the law appears likely to continue the downward pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs. Litigation and legislation related to the Affordable Care Act are likely to continue, with unpredictable and uncertain results.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute will remain in effect through 2030 unless additional Congressional action is taken. These reductions have been suspended from May 1, 2020 through December 31, 2020 due to the COVID-19 pandemic. The Consolidated Appropriations Act of 2021, extended the suspension period to March 31, 2021. An Act to Prevent Across-the-Board Direct Spending Cuts, and for Other Purposes, signed into law on April 14, 2021, has extended the suspension period to December 31, 2021. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products, which has resulted in several Congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical products. For example, at the federal level, the previous administration’s budget proposal for fiscal year 2021 included a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the previous administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses and place limits on pharmaceutical price increases. Further, the previous administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. HHS has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy, a type of prior authorization, for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change, which was effective as of January 1, 2019. Although a number of these and other measures may require additional authorization to become effective, Congress and the Biden administration have each indicated that they will continue to seek new legislative and/or administrative measures to control drug costs. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. In addition, individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, it is possible that additional governmental action is taken to address the COVID-19 pandemic. For example, on April 18, 2020, CMS announced that qualified health plan issuers under the ACA may suspend activities related to the collection and reporting of quality data that would have otherwise been reported between May and June 2020 given the challenges healthcare providers are facing responding to the ongoing COVID-19 pandemic.

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At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Additionally, on May 30, 2018, the Right to Try Act was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical study and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical studies and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

Data Privacy and Security Laws and Regulations

We are also subject to data privacy and security regulation by the federal government, states and non-U.S. jurisdictions in which we conduct our business. For example, HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates,” those independent contractors or agents of covered entities that create, receive, maintain, transmit or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state and non-U.S. laws govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our business activities now and in the future could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, imprisonment, exclusion of products from reimbursement under government programs and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Employees

As of June 7, 2021, we had six employees. All of our employees are located in Newport Beach, California. None of our employees are represented by a labor union or covered under a collective bargaining agreement, and we believe our relations with our employees are good.

Facilities

We currently occupy approximately 2,000 square feet of office space we sublease from Strathspey Crown Limited, an affiliate of SCH, in Newport Beach, California pursuant to a services agreement with Strathspey Crown Limited. The services agreement has a one-year term and will renew for successive one year terms unless sooner terminated by either party. We may exercise our renewal option or look for additional or alternate space for our operations, and we believe that suitable additional or alternative space will be available in the future on commercially reasonable terms.

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Management

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of June 7, 2021:

Name	Age	Position(s)
Marc Forth (5)	50	Chief Executive Officer and Director Nominee
Chris Carr	50	Chief Financial Officer
Chad Oh, M.D.	64	Chief Medical Officer
Simone Blank (4)	58	Director, Chair
Eric Carter, M.D., Ph.D. (5)	69	Director Nominee
Jost Fischer	66	Director, Chairman Elect
Robert E. Grant (4)	51	Director
Hans Keirstead, Ph.D. (5)	54	Director Nominee
Vikram Malik (4)	58	Director
Darren O'Brien	45	Director
Richard H. Taketa	49	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Governance Committee.
(4)	Ms. Blank, Mr. Grant and Mr. Malik will resign from our board of directors effective immediately upon the closing of this offering.
(5)	Mr. Forth, our Chief Executive Officer, and Drs. Carter and Keirstead will join our board of directors effective upon completion of this offering.

Executive Officers

Marc Forth, 50, will be joining our board of directors effective upon the completion of this offering. Mr. Forth has served as our Chief Executive Officer since December 2019 and as Chief Executive Officer of ABP Sub Inc., our wholly owned subsidiary, since May 2019. Prior to that time, Mr. Forth was the Senior Vice President of Allergan PLC and Division Head for the U.S. Neurosciences, Urology and Medical Dermatology Division. Mr. Forth was responsible for all aspects of the commercialization of both current and future products within Neurosciences, Urology and Medical Dermatology, most notably Botox for all therapeutic uses from February 2014 to May 2019. Mr. Forth has held various leadership roles within Allergan since June 2003, including Vice President, Sales and Marketing Urology from February 2011 to February 2014 and Vice President, Specialty Therapeutics from July 2008 to February 2011. From June 2003 to July 2008, Mr. Forth also worked in various roles of increasing responsibility most notably focused on U.S. Aesthetics (Botox Cosmetic) and Global Strategic Marketing (Botox Therapeutic). Prior to Allergan, Mr. Forth held various Sales and Marketing roles of increasing responsibility at TAP Pharmaceutical Inc., a specialty company focused on Urology, Oncology, Gynecology and Gastroenterology. Mr. Forth received a B.S. in Business Administration from California State University, Fresno and a Graduate Marketing Certification from Southern Methodist University. We believe that Mr. Forth is qualified to serve on our board of directors based on his extensive business and leadership experience.

Chris Carr, 50, has served as our Chief Financial Officer since December 2019 and as Chief Financial Officer of ABP Sub Inc. since September 2019. From June 2017 to September 2019, Mr. Carr served on the board of directors and as Chief Financial Officer and Executive Vice President of Finance and Information Technology of Dendreon Pharmaceuticals LLC. From 2004 to September 2016, Mr. Carr was at Abbott Laboratories, Inc., where he served as Controller and Senior Director of Greater China Nutrition from 2014 to September 2016, as Controller and Director of Global Commercial Finance from 2009 to 2014, as Vice President of the Finance Refractive Division from 2006 to 2009, and as Director of Finance R&D and Business Development from 2004 to 2006. Prior to 2004, Mr. Carr served in escalating senior finance roles with PerkinElmer, Inc. and Genzyme Corporation. Mr. Carr received a B.S. in Finance and Economics from Boston College.

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Chad Oh, MD, 64, has served as our Chief Medical Officer since June 2021. Most recently, he served as the Vice President for the Propharma Group from August 2018 to June 2021. From January 2017 to January 2018, Dr. Oh served as Vice President of Clinical Development for Revance Therapeutics. Prior to that, Dr. Oh served in various roles, including as Medical Director and as Vice President, for a number of biotechnology and pharmaceutical companies with a specific concentration in clinical development of certain therapeutic areas, including autoimmune diseases, respiratory diseases, CNS, oncology, and rare orphan diseases from 2008 to 2017.  Dr. Oh is board-certified in Allergy and Immunology and Pediatrics and served as the Chief of Allergy & Immunology at the UCLA-Harbor Medical Center from 1995 to 2008.  He completed a research fellowship in neurology at Northwestern University, School of Medicine in Chicago, residency in pediatrics at Rush-Presbyterian-St Luke’s Medical Center in Chicago, and a clinical fellowship in allergy and immunology at the National Institutes of Allergy and Infectious Diseases, Bethesda, Maryland. Dr. Oh graduated from Kyung-Hee University in the School of Medicine in Seoul, South Korea. He has published multiple scientific papers, book, book chapters, and abstracts, including 38 peer-reviewed original scientific papers.

Non-Employee Directors

Simone Blank, 58, has served as a member and the chair of our board of directors since July 2016 and serves on our board of directors as a representative of Dental Innovations BVBA. Ms. Blank is the co-owner of Dental Innovations BVBA. Since January 2018, Ms. Blank has served as a member of the board of directors of Evolus. From May 2006 to October 2013, Ms. Blank served as a member of the board of directors of Sirona Dental Systems Inc., or Sirona, a dental technology manufacturer previously listed on Nasdaq. Previously, Ms. Blank served as Executive Vice President and Chief Financial Officer of Sirona from July 1999 to October 2013. Prior to joining Sirona, Ms. Blank was an engagement manager in the merger and acquisition transaction group of PricewaterhouseCoopers LLP after having gained global financial experience as a certified public accountant and tax advisor. In addition, Ms. Blank serves on the board of directors of a number of private companies. Ms. Blank received a M.Sc. in Economics from the University of Duisburg, Germany. We believe that Ms. Blank is qualified to serve on our board of directors based on her extensive business, finance and leadership experience, as well as her experience as a director of public and private companies.

Dr. Eric Carter, 69, will be joining our board of directors effective upon the completion of this offering. From September 2017 to May 2021, Dr. Carter served as a member of the board of directors of Adverum Biotechnologies, Inc. Dr. Carter served as Interim Chief Medical Officer of Alder BioPharmaceuticals, Inc. from April 2018 to January 2019. Dr. Carter served as senior vice president, chief medical officer, and global head of clinical and non-clinical development of Allergan, Inc. from 2011 through a period of significant growth until its acquisition by Actavis, plc in 2015. Prior to Allergan, Dr. Carter served as chief scientific officer, head of research and development, and chief medical officer of King Pharmaceuticals from 2007 until the company was acquired by Pfizer, Inc. in 2011. From 2001 to 2007, he worked for GlaxoSmithKline plc in positions of increasing responsibility within the global clinical development and medical affairs areas. After serving in academia at the University of North Carolina School of Medicine, the UCLA Fielding School of Public Health, and the University of California, Berkeley, Dr. Carter began his pharmaceutical career at Pharmacia Corporation, a pharmaceutical company, in 1993. He received a B.Sc. in Biochemistry from the University of London, a Ph.D. in Biochemistry from the University of Cambridge, and an M.D. from the University of Miami School of Medicine. Dr. Carter currently serves as the chair of the scientific advisory board at Bioniz Therapeutics. We believe that Dr. Carter is qualified to serve on our board of directors based on his extensive industry and leadership experience.

Jost Fischer, 66, has served as a member of our board of directors since February 2017 and serves on our board of directors as a representative of Dental Innovations BVBA. Mr. Fischer is the co-owner of Dental Innovations BVBA. Mr. Fischer served as a member and the chairman of the board of directors and as Chief Executive Officer of Sirona from June 2006 to February 2013, as Chief Executive Officer from April 2002 to February 2013, and as President from April 2002 to September 2010. Prior to joining Sirona, Mr. Fischer served as President and Chief Executive Officer of The Hoermann Group, an international conglomerate in the telecommunication and automotive industry, and held senior management positions with PWA Group, a European paper group, including President and Chief Executive Officer of PWA’s printing division and President and Chief Executive Officer of PWA Dekor GmbH. In addition, Mr. Fischer serves on the board of directors of a number of private companies. Mr. Fischer received a Masters Degree in Economics from the University of Saarbruecken, Germany. We believe that Mr. Fischer is qualified to serve on our board of directors based on his extensive business and leadership experience, as well as his experience as a director of public and private companies.

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Robert E. Grant, 51, has served as a member of our board of directors since February 2012 and serves on our board of directors as a representative of Strathspey Crown Holdings Group, LLC. Mr. Grant previously served as our Founder and Chief Executive Officer from February 2012 to August 2016, as our Chief Financial Officer and Secretary from February 2012 to December 2013, and as our President from 2012 to 2014. Since 2012, Mr. Grant has served as Chairman and Managing Partner of Strathspey Crown, LLC, a growth equity firm focused on the self-pay sector of healthcare technology, and has served as Managing Partner of its subsidiary, Strathspey Crown Holdings Group, LLC, since 2014. From April 2017 to July 2018, Mr. Grant served as Chief Executive Officer of Concierge Key Health LLC. Previously, Mr. Grant served as Chief Executive Officer and President of Bausch and Lomb Surgical Incorporated from July 2010 to January 2012, and President of Allergan Medical, a subsidiary of Allergan, Inc. from June 2003 to May 2006. In addition, Mr. Grant serves on the board of directors of a number of private companies. Mr. Grant received a B.A. from Brigham Young University and an M.B.A. with Honors from Thunderbird School of Global Management. We believe that Mr. Grant is qualified to serve on our board of directors based on his extensive industry and leadership experience, along with his role in our founding.

Hans Keirstead, Ph.D., 54, will be joining our board of directors effective upon the completion of this offering. Dr. Keirstead has served as Chairman and CEO of AIVITA Biomedical, Inc., a privately held immuno-oncology company since May 2016. Previously, Dr. Keirstead founded and served as the Chief Executive Officer of California Stem Cell, Inc. from January 2006, until it was acquired by Caladrius Biosciences in May 2014. Dr. Keirstead then served as Chief Science Officer of Caladrius Biosciences until December 2016. Previously, he founded and served as the Chief Executive Officer of Ability Biomedical Corporation, which developed technology later sold to Bristol Myers Squibb. Dr. Keirstead was a Professor at the University of California, Irvine for 15 years, during which time he was awarded the Distinguished Award for Research and the UCI Innovation Award. He received his Ph.D. in neuroscience from the University of British Columbia, Canada for which he received the Cameron Award for the outstanding Ph.D. thesis in the country and conducted Post-Doctoral studies at the University of Cambridge. We believe that Dr. Keirstead is qualified to serve on our board of directors based on his extensive industry and leadership experience.

Vikram Malik, 58, has served as a member of our board of directors since December 2013 and serves on our board of directors as a representative of Strathspey Crown Holdings Group, LLC. From 2018 to September 2020, Mr. Malik served as our Acting President. Since January 2018, Mr. Malik has served as the chairman of the board of directors of Evolus. Since May 2013, Mr. Malik has served as a Managing Partner of Strathspey Crown Holdings Group, LLC. Previously, Mr. Malik served as Vice Chairman, Investment Banking for Deutsche Bank Securities, Inc. from August 2011 to May 2013, as a Managing Director in the Healthcare Corporate and Investment Banking Group of Merrill Lynch, Pierce, Fenner & Smith Incorporated from November 2010 to August 2011, and as the Managing Director of Banc of America Securities, LLC from June 2000 to November 2010. Mr. Malik received a B.A. in Economics from Delhi University and an M.B.A. from Boston University Graduate School of Management. We believe that Mr. Malik is qualified to serve on our board of directors based on his extensive industry, financial and leadership experience.

Darren O’Brien, 45, has served as a member of our board of directors since June 2019 as a representative of Alpha International Investment Ltd. Since March 2013, Mr. O’Brien has served in various roles at Sailing Capital Advisors (Hong Kong) currently as Partner and Managing Director. From 2007 to 2012, Mr. O’Brien served in various roles at Credit Suisse (Asia-Pacific), lastly as the Head of Power, Utilities and Infrastructure investment banking. Since May 2019, Mr. O’Brien has served on the board of directors and as a member of the compensation and nominating committees of Cellular Biomedicine Group, Inc. From November 2014 to November 2019, Mr. O’Brien served on the board of directors and member of the audit committee of Soneva Holdings Pte. Ltd. From February 2016 to September 2017, Mr. O’Brien served on the board of directors of Brookstone Holdings. Mr. O’Brien received a Bachelor of Science in Foreign Service from Georgetown University. Mr. O’Brien is a Chartered Financial Analyst. We believe that Mr. O’Brien is qualified to serve on our board of directors based on his extensive experience in the venture capital, private equity and investment banking industries.

Richard H. Taketa, 49, has served on our board of directors since April 2018. Mr. Taketa serves as President of Taketa Capital Corporation, where he has worked since September 2018. Previously, Mr. Taketa served as Chief Executive Officer and President of York Risk Services Group, Inc., from January 2014 through September 2018, previously holding the positions of Chief Operating Officer, Chief Strategy Officer, and President at numerous York divisions and subsidiaries since 2006. Prior to joining York, Mr. Taketa served as the Chief Executive Officer of Southern California Risk Management Associates and an attorney at DLA Piper LLP. Since March 2019, Mr. Taketa has served on the board of directors of Palomar Holdings, Inc. and on the board of directors of its insurance subsidiaries since

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October 2018. In addition, Mr. Taketa serves on the board of directors of a number of private companies. Mr. Taketa earned his B.A. in Economics from Colgate University and his J.D. from Stanford Law School. We believe that Mr. Taketa is qualified to serve on our board of directors based on his extensive operating and financing experience, as well as his experience as a director of public and private companies.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board Composition

Our board of directors currently consists of six members, and immediately after completion of this offering will consist of                     members.                     of the individuals who will serve as members of our board of directors after this offering will be independent within the meaning of the independent director guidelines of Nasdaq.

The current members of our board of directors were elected in compliance with the provisions of our amended and restated certificate of incorporation and the investors’ rights agreement, or the Investors’ Rights Agreement, among certain of our stockholders. The provisions of our current certificate of incorporation that govern the election and designation of our directors will terminate upon the conversion of our outstanding shares of convertible preferred stock in connection with this offering. The provisions of our Investors’ Rights Agreement that govern the election and designation of our directors will terminate upon completion of this offering. Notwithstanding the foregoing, for a period of three years following the closing of this offering, for so long as each of Longitude Venture Partners II, L.P., or Longitude, and Alpha International Investment Ltd., or Alpha, continue to hold 2.0 million or more shares of registrable securities (as defined in the Investors’ Rights Agreement), we have agreed to include in our slate of directors for each election a nominee designated by Longitude and a nominee designated by Alpha, respectively, and the investors party to the Investors’ Rights Agreement have agreed to vote to appoint or elect the designated nominees. See “Certain Relationships and Related Party Transactions—Investors’ Rights Agreement—Voting Agreement and Board Observer Rights” for additional information. Each of our current directors will continue to serve until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Classified Board of Directors

Upon the completion of this offering, our board of directors will be divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be subject to reelection for a three-year term. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at the first annual meeting of stockholders held following the completion of the offering;
•	the Class II directors will be , and , and their terms will expire at the second annual meeting of stockholders held following the completion of the offering; and
•	the Class III directors will be , and , and their terms will expire at the third annual meeting of stockholders held following the completion of the offering.

Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of Capital Stock—Anti-Takeover Provisions—Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions.”

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Director Independence

In connection with this offering, we intend to apply to have our common stock approved for listing on Nasdaq. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within a specified period following the completion of this offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his capacity as a member of the audit committee, the board of directors or any other board committee: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the completion of this offering. Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that each of                ,                 , and                     is an “independent director” as defined under the applicable rules and regulations of Nasdaq. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

In connection with this offering, our board of directors has established an audit committee, a compensation committee and a nominating and governance committee, each of which will have the composition and responsibilities described below as of the completion of this offering. Each of the below committees has a written charter approved by our board of directors. Upon completion of this offering, copies of each charter will be posted on the investor relations section of our website. Members serve on these committees will serve until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee is comprised of                , with                 as the chairman of our audit committee. The composition of our audit committee meets the requirements for independence under the current Nasdaq and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that                is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K. Our audit committee is directly responsible for, among other things:

▪	appointing, approving the compensation of and assessing the independence of our independent registered public accounting firm;
▪	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;
▪	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

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▪	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;
▪	discussing our risk management policies;
▪	reviewing and approving or ratifying any related person transactions; and
▪	preparing the audit committee report required by SEC rules.

Compensation Committee

Our compensation committee is comprised of                , with                 as the chairman of our compensation committee. Each member of our compensation committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act and meets the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Our compensation committee is responsible for, among other things:

▪	reviewing and approving, or recommending that our board of directors approve, the compensation of our chief executive officer and our other executive officers;
▪	reviewing and recommending to our board of directors the compensation of our directors;
▪	selecting independent compensation consultants and advisers and assessing whether there are any conflicts of interest with any of the committees compensation advisers; and
▪	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans.

Nominating and Governance Committee

Our nominating and governance committee is comprised of                ,                and                 , with                as the chairman of our nominating and governance committee. Each member of our nominating and governance committee meets the requirements for independence under the current Nasdaq listing standards. Our nominating and governance committee is responsible for, among other things:

▪	identifying, considering and recommending candidates for membership on our board of directors;
▪	overseeing the process of evaluating the performance of our board of directors; and
▪	advising our board of directors on other corporate governance matters.

Compensation Committee Interlocks and Insider Participation

None of the current members of our compensation committee has at any time been one of our officers or employees. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during the year ended December 31, 2020. Prior to establishing the compensation committee, our full board of directors made decisions relating to the compensation of our officers.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our chief executive officer and other executive and senior officers. The full text of our code of business conduct and ethics will be posted on the investor relations section of our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of these provisions, on our website or in public filings to the extent required by the applicable rules.

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EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2020 Summary Compensation Table” below. In 2020, our “named executive officers” and their positions were as follows:

•	Marc Forth, Chief Executive Officer;
•	Chris Carr, Chief Financial Officer; and
•	Scott Akamine, General Counsel and Secretary.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

We are an “emerging growth company,” as that term is used in the JOBS Act, and have elected to comply with the reduced compensation disclosure requirements available to emerging growth companies under the JOBS Act.

2020 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2020.

Name and Principal Position	Salary ($)	Bonus ($) (1)	Option Awards ($)(2)	Total ($)
Marc Forth (3)	523,769	550,000	1,984,303	3,058,072
Chief Executive Officer
Chris Carr	340,000	136,000	599,143	1,075,143
Chief Financial Officer
Scott Akamine (4)	340,000	136,000	599,143	1,075,143
General Counsel and Secretary

(1)	Amounts reflect annual bonuses paid in 2021 with respect to 2020 performance, as determined by the Board in its discretion.
(2)

Amounts reflect the full grant-date fair value of stock options granted in 2020, computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to named executive officers in Note 13, Share-based Compensation of our financial statements.

(3)	Mr. Forth’s annual salary for 2020 was $550,000; amount represents a 20% salary reduction voluntarily taken by Mr. Forth between April 6, 2020 and June 30, 2020.
(4)	Mr. Akamine separated from the Company on May 14, 2021.

Narrative to Summary Compensation Table

2020 Salaries

The named executive officers receive base salaries to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

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The annual base salaries for Messrs. Forth, Carr and Akamine in 2020 were $550,000, $340,000 and $340,000, respectively.  Mr. Forth voluntarily reduced his salary by 20% between April 6, 2020 and June 30, 2020.

2020 Bonuses

In 2020, each named executive officer participated in our annual discretionary incentive plan under which cash incentive payments were awarded based on the achievement of key performance indicators determined by our board of directors. For 2020, Mr. Forth was eligible to receive a target bonus of up to 100% of his base salary and Messrs. Carr and Akamine were eligible to receive a target bonus of up to 40% of their respective base salaries, in each case, pursuant to the terms of his employment agreement described below under “—Executive Compensation Arrangements.”

Annual bonuses for our named executive officers will be awarded at the discretion of our board of directors, with consideration to the following factors: (i) achievement of corporate development milestones; (ii) achievement of corporate operational milestones; (iii) achievement of milestones related to an initial public offering; (iv) achievement of key financial budget metrics for 2020; and (v) achievement of product development milestones. Messrs. Forth, Carr and Akamine each received target bonuses for 2020, i.e., $550,000, $136,000 and $136,000, respectively.

Equity Compensation

We historically have used stock options as the primary incentive for long-term compensation to our named executive officers because they are able to profit from stock options only if our stock price increases relative to the stock option’s exercise price, which generally is set at the fair market value of our common stock as of the applicable grant date. Generally, stock options vest as to 25% of the total number of shares underlying the option on each anniversary of the vesting commencement date over a four-year period, subject to the employee’s continued service with us on the applicable vesting date.

The following table sets forth the stock options granted to our named executive officers in 2020. We did not grant any other equity-based awards to our named executive officers in 2020. Awards granted to our named executive officers were granted by ABP Sub Inc. under its 2019 Incentive Award Plan, or the ABP 2019 Plan.

Named Executive Officer	2020 Stock Options Granted
Marc Forth	4,173
Chris Carr	1,260
Scott Akamine	1,260

Equity Compensation Plans

2013 Stock Incentive Plan

We currently maintain the Amended and Restated 2013 Stock Incentive Plan, referred to in this prospectus as the 2013 Plan, in order to provide additional incentives for our employees, directors and consultants, and to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to our success.

For additional information about the 2013 Plan, please see the section titled “2013 Stock Incentive Plan” below. As mentioned below, in connection with the completion of this offering, no further awards will be granted under the 2013 Plan.

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2021 Incentive Award Plan

In connection with this offering, we intend to adopt the 2021 Incentive Award Plan, referred to in this prospectus as the 2021 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of our subsidiaries and to enable our company and certain of our subsidiaries to obtain and retain services of these individuals, which is essential to our long-term success. Upon the effectiveness of the 2021 Plan, no further grants will be made under the 2013 Plan. However, the 2013 Plan will continue to govern the terms and conditions of the outstanding awards granted under the plan. For additional information about the 2021 Plan, please see the section titled “—Equity Incentive Award Plans—2021 Incentive Award Plan” below.

ABP Sub Inc. 2019 Incentive Award Plan

Our subsidiary, ABP Sub Inc., maintains a 2019 Incentive Award Plan, referred to in this prospectus as the ABP 2019 Plan.  Certain of our executives and directors hold stock options granted pursuant to the ABP 2019 Plan.  Our board of directors currently is in the process of determining the treatment of these options in connection with this offering.

Other Elements of Compensation

Retirement Plans

401(k) Plan

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies. We do not make matching contributions under our 401(k) plan.

Employee Benefits and Perquisites

Health/Welfare Plans. All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•	medical, dental and vision benefits;
•	short-term and long-term disability insurance; and
•	life insurance.

We believe the perquisites described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our company.

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Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2020. Each stock option listed in the following table that was granted in 2019 covers common stock of ABP Sub, Inc. and was granted pursuant to the ABP 2019 Plan.

			Option Awards
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)(1)	Option Expiration Date
Marc Forth	11/20/19	6/11/19	3,125	9,375	(2)(3)(4)	$962.00	11/20/29
	8/5/20	7/1/20	—	4,173	(2)	$862.92	8/5/30
Chris Carr	11/20/19	9/23/19	412	1,238	(2)(4)(5)	$962.00	11/20/29
	8/5/20	7/1/20	—	1,260	(2)	$862.92	8/5/30
Scott Akamine	11/20/19	8/26/19	250	750	(2)(4)(5)	$962.00	11/20/29
	8/5/20	7/1/20	—	1,260	(2)	$862.92	8/5/30

(1)	The exercise price per share is equal to the fair market value of ABP Sub, Inc.’s common stock on the applicable grant date.

(2)

The stock option vests as to 25% of the shares underlying the option on each anniversary of the vesting commencement date, subject to the executive’s continued service through the applicable vesting date.

(3)

In the event Mr. Forth is terminated by us without cause, resigns for good reason, or is terminated due to death or disability, the portion of the stock option that would have vested during the one-year period following the date of termination (for the portion of the option scheduled to vest upon the first anniversary of the vesting commencement date, as determined based on monthly, rather than annual vesting), will accelerate and vest in full. Additionally, the stock option will accelerate and vest in full upon such termination occurring in connection with an acquisition of ABP Sub, Inc.

(4)

In the event that an acquisition occurs, the portion of the stock option that would have vested during the two-year period following the effective date of the consummation of the acquisition (for the portion of the option scheduled to vest after the first anniversary of the vesting commencement date, as determined based on monthly, rather than annual vesting), will accelerate and vest in full.

(5)

If either of Messrs. Carr or Akamine is terminated without cause or resigns for good reason within 12 months after an acquisition, the executive’s stock option will accelerate and vest in full.   Mr. Akamine’s stock options did not accelerate in connection with his separation from the Company in May 2021.

Executive Compensation Arrangements

Chief Executive Officer – Marc Forth

On May 7, 2019, Marc Forth entered into an employment agreement with us to serve as our Chief Executive Officer.

Pursuant to his employment agreement, Mr. Forth is entitled to receive a base salary of $550,000 per year and he is eligible to participate in our annual discretionary incentive plan with the opportunity to earn an annual cash bonus targeted at an amount equal to 100% of Mr. Forth’s annual base salary, determined based on the achievement of applicable corporate and individual performance goals. Mr. Forth also received a signing bonus equal to $75,000, which was paid in cash on the payroll date immediately following Mr. Forth’s start date.

Pursuant to Mr. Forth’s employment agreement, he was granted a stock option to purchase 12,500 shares of ABP Sub, Inc. common stock. This stock option will vest as to 25% of the shares underlying the option on each anniversary of the vesting commencement date, subject to Mr. Forth’s continued service through the applicable vesting date. In the event Mr. Forth is terminated by us without cause, he resigns for good reason, or he is terminated due to death or “disability” (as defined in the employment agreement), then, subject to his timely execution and non-revocation of a general release of claims, the portion of the stock option that would have vested during the one-year period following

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the date of termination (for the portion of the option scheduled to vest upon the first anniversary of the vesting commencement date, as determined based on monthly, rather than annual vesting), will accelerate and vest in full. Additionally, the stock option will accelerate and vest in full upon such termination occurring in connection with an “acquisition” of ABP Sub, Inc. (as defined in the award agreement). Further, in the event that an acquisition occurs, the portion of the stock option that would have vested during the two-year period following the effective date of the consummation of the acquisition (for the portion of the option scheduled to vest upon the first anniversary of the vesting commencement date, as determined based on monthly, rather than annual vesting), will accelerate and vest in full.

Under his employment agreement, if Mr. Forth is terminated without cause or resigns for good reason, then, subject to his timely execution and non-revocation of a general release of claims, he will be eligible to receive (i) 12 months of continued payment of base salary, (ii) a pro-rated annual bonus for the calendar year in which Mr. Forth’s employment is terminated based on the target level of achievement of any applicable performance goals or objectives and (iii) 12 months of company-paid continued coverage under our group health plans.

Mr. Forth’s employment agreement includes a “best pay” provision under Section 280G of the Code, pursuant to which any “parachute payments” that become payable to him either will be paid in full or reduced so that such payments are not subject to the excise tax under Section 4999 of the Code, whichever results in the better after-tax treatment to Mr. Forth. The employment agreement is also contingent upon the execution of our standard employee proprietary information and inventions agreement, which includes a two-year post-termination non-solicitation provision and customary confidentiality provisions.

Other Named Executive Officers Employment Agreements – Chris Carr and Scott Akamine

On August 26, 2019, we entered into an employment agreement with Scott Akamine to serve as our General Counsel and on September 23, 2019, we entered into an agreement with Chris Carr to serve as our Chief Financial Officer.   As noted above, Mr. Akamine separated from the Company in May 2021; the following describes the terms of his employment agreement as in effect in 2020.

The employment agreements for Messrs. Carr and Akamine each provide or provided for an annual base salary of $340,000 per year, and an annual cash bonus opportunity under our annual discretionary incentive plan targeted at an amount equal to 40% of the named executive officer’s annual base salary, determined based on the achievement of applicable corporate and individual performance goals.

Pursuant to the employment agreements, Messrs. Carr and Akamine were granted stock options to purchase 1,650 and 1,000 shares of ABP Sub, Inc. common stock, respectively. Each stock option vests as to 25% of the shares underlying the option on each anniversary of the effective date of the executive’s agreement, subject to the executives continued service through the applicable vesting date. In the event that an acquisition of ABP Sub, Inc. occurs, the portion of the stock option that would have vested during the two-year period following the effective date of the consummation of the acquisition (for the portion of the option scheduled to vest after the first anniversary of the vesting commencement date, as determined based on monthly, rather than annual vesting), will accelerate and vest in full. Further, if either of Messrs. Carr or Akamine is terminated without “cause” or resigns for “good reason” (each, as defined in his employment agreement) within 12 months after an acquisition, the stock option shall accelerate and vest in full.   Mr. Akamine’s stock option did not accelerate in connection with his separation from the Company in May 2021.

Under the employment agreements, if either of Messrs. Carr’s or Akamine’s employment is terminates without cause, for good reason, or due to death or “disability” (as defined in his employment agreement) within two months prior to or within 12 months after an acquisition, then, subject to his timely execution and non-revocation of a general release of claims, he will be eligible to receive 12 months of his annual base salary, payable in a lump sum, and 100% of the target annual bonus he would have received in the calendar year in which such termination occurs. If any such termination occurs at any other time outside of the acquisition context, Messrs. Carr and Akamine will be eligible to receive six months of continued payment of base salary.  Mr. Akamine was not eligible to receive severance in connection with his separation from the Company in May 2021.

The employment agreements also include or included a “best pay” provision under Section 280G of the Code, pursuant to which any “parachute payments” that become payable to the executive will either be paid in full or reduced so that

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such payments are not subject to the excise tax under Section 4999 of the Code, whichever results in the better after-tax treatment to the executive. In connection with entering into the employment agreements, Messrs. Carr and Akamine executed our standard employee proprietary information and inventions agreement, which includes a two-year post-termination non-solicitation provision and customary confidentiality provisions.

Director Compensation

The following table sets forth information for the year ended December 31, 2020 regarding the compensation awarded to, earned by or paid to our directors who served on our board of directors during 2020. Each stock option granted in 2020 was granted pursuant to the ABP 2019 Plan.

Name	Fees Earned or Paid in Cash ($)		Option Awards ($)(1)	Total ($)
Simone Blank	—		269,496	269,496
Jost Fischer	—		125,295	125,295
Robert E. Grant	—		125,295	125,295
Vikram Malik	48,438	(2)	348,170	396,608
Darren O’Brien (3)	—		—	—
Richard H. Taketa	50,000		125,295	175,295

(1)

Amounts reflect the full grant-date fair value of stock options granted during 2020 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to our directors in Note 13, Share-based Compensation of our financial statements. Amounts include options granted to each of Ms. Blank and Messrs. Fischer, Grant, Malik and Taketa covering 283 shares of ABP Sub, Inc. that vest and become exercisable in substantially equal monthly installments beginning on the vesting commencement date (March 4, 2020).  In addition, with respect to Ms. Blank and Mr. Malik, amounts include options covering 250 and 500 shares of ABP Sub, Inc. that vest and become exercisable with respect to one-third of the shares covered by the option on each of the first three anniversaries of the November 1, 2019 vesting commencement date (and will vest and become exercisable in full upon a qualifying initial public offering).

(2)	Amount paid to Mr. Malik reflects payments for his services as Acting President.
(3)	Mr. O’Brien is affiliated with Sailing Capital Advisors (Hong Kong).

As of December 31, 2020, the following outstanding option awards were held by members of our board:

Name	2013 Plan	ABP 2019 Plan
Simone Blank	489,585	607
Jost Fischer	489,653	283
Robert E. Grant	6,217,400	283
Vikram Malik	1,297,645	783
Darren O’Brien	—	—
Richard H. Taketa	351,982	283

We intend to adopt a compensation program for our non-employee directors that consists of annual cash retainer fees and long-term equity awards.  We still are in the process of developing this program.

Equity Incentive Award Plans

The following summarizes the material terms of the 2013 Plan, under which we have previously made periodic grants of equity and equity-based awards to our directors and other key employees, and the 2021 Plan.

2013 Stock Incentive Plan

On May 7, 2013, our board of directors and our stockholders approved the adoption of the 2013 Stock Incentive Plan, as may be amended from time to time, or the 2013 Plan.

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A total of 40,274,338 shares of common stock are available for issuance under the 2013 Plan. After the effective date of the 2021 Plan, no additional awards will be granted under the 2013 Plan. However, the 2013 Plan will continue to govern the terms and conditions of the outstanding awards granted under it.

Administration.     Our board of directors administers the 2013 Plan, unless it delegates authority for administration of the plan. Subject to the terms and conditions of the 2013 Plan, the administrator has the authority to select the persons to whom awards are to be made, the time or times at which awards will be granted, determine the number of shares to be subject to such awards, type or types of awards to be granted to each person, the terms and conditions of such awards, accelerate the vesting of awards and make all other determinations necessary or advisable for the administration of the 2013 Plan. The plan administrator is also authorized to amend outstanding awards, correct any defect or supply any omission or reconcile any inconsistency in the 2013 Plan or any award agreement, or create, amend or rescind rules and regulations relating to administration of the 2013 Plan, in each case, subject to certain restrictions.

Eligibility.     Awards under the 2013 Plan may be granted to individuals who are then our, or our affiliates’, employees, consultants and members of our board of directors. Only employees may be granted incentive stock options, or ISOs.

Awards.  The 2013 Plan provides that our administrator may grant or issue stock options (including non-qualified stock options, or NSOs, and ISOs), restricted stock and stock appreciation rights, or SARs. The administrator considers each award grant subjectively, considering factors such as the individual performance of the recipient and the anticipated contribution of the recipient to the attainment of our long-term goals. Each award is set forth in a separate agreement with the person receiving the award and indicates the type, terms and conditions of the award. A brief description of each award type follows.

•

Stock Options and SARs.    Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a stock option or SAR may not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).

•	Restricted Stock. Restricted stock is an award of nontransferable shares of our common stock that are subject to certain vesting conditions and other restrictions.

Corporate Transactions.In the event of a change in control of our company, to the extent that the surviving entity declines to assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Additionally, individual award agreements may provide that any awards that are assumed or replaced by a surviving entity will accelerate and vest upon a qualifying termination of the participant in connection with such change in control. For any stock options or SARs accelerated in connection with a change in control, including in connection with any qualifying termination, the administrator may provide for a cash payment in an amount equal to, for each share subject to the stock option or SAR, the value of the share in such transaction less the exercise price of such award.

Plan Amendment and Termination.     Our board of directors may, from time to time, alter, amend, suspend or terminate the 2013 Plan, provided that any alteration, amendment, suspension or termination will not substantially affect or impair the rights of any participant under an outstanding award without such participant’s consent. If not terminated earlier by the board of directors, the 2013 Plan will terminate on May 29, 2024. As described above, the 2013 Plan will terminate as of the effective date of the 2021 Plan.

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2021 Incentive Award Plan

We intend to adopt the 2021 Incentive Award Plan, or the 2021 Plan, subject to approval by our stockholders, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2021 Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the 2021 Plan and, accordingly, this summary is subject to change.

Eligibility and Administration.    Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries will be eligible to receive awards under the 2021 Plan. Following the completion of this offering, the 2021 Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2021 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2021 Plan, including any vesting and vesting acceleration conditions.

Shares Available.    An aggregate of                  shares of our common stock will be available for issuance under awards granted pursuant to the 2021 Plan, which shares may be authorized but unissued shares, treasury shares or shares purchased in the open market. Notwithstanding anything to the contrary in the 2021 Plan, no more than                  shares of our common stock may be issued pursuant to the exercise of incentive stock options, or ISOs, under the 2021 Plan.

The number of shares available for issuance pursuant to the 2021 Plan will be increased by an annual increase on the first day of each calendar year beginning January 1, 2022 and ending on and including January 1, 2031, equal to the lesser of (A) 4% of the aggregate number of shares of common stock outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by our board of directors.

If an award under the 2021 Plan expires, lapses or is terminated, exchanged for or settled for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2021 Plan. Further, shares delivered to us to satisfy the applicable exercise or purchase price of an award under the 2021 Plan and/or to satisfy any applicable tax withholding obligations (including shares retained by us from the award under the 2021 Plan being exercised or purchased and/or creating the tax obligation) will become or again be available for award grants under the 2021 Plan. The payment of dividend equivalents in cash in conjunction with any awards under the 2021 Plan will not reduce the shares available for grant under the 2021 Plan. However, the following shares may not be used again for grant under the 2021 Plan: (i) shares subject to stock appreciation rights, or SARs, that are not issued in connection with the stock settlement of the SAR on exercise, and (ii) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the 2021 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2021 Plan but will count against the maximum number of shares that may be issued upon the exercise of ISOs.

The 2021 Plan provides that the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under ASC Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any calendar year may not exceed $600,000.

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Awards.    The 2021 Plan provides for the grant of stock options, including ISOs and NSOs, SARs, restricted stock, dividend equivalents, restricted stock units, or RSUs, and other stock or cash based awards. Certain awards under the 2021 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2021 Plan will be evidenced by award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

•

Stock Options and SARs.    Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a stock option or SAR may not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).

•	Restricted Stock. Restricted stock is an award of nontransferable shares of our common stock that are subject to certain vesting conditions and other restrictions.
•

RSUs.    RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of common stock prior to the delivery of the underlying shares (i.e., dividend equivalent rights). The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2021 Plan.

•

Other Stock or Cash Based Awards.    Other stock or cash based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled.

•

Dividend Equivalents.    Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of the dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Certain Transactions.    The plan administrator has broad discretion to take action under the 2021 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2021 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2021 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction.

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Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments.    The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. Awards under the 2021 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant.  With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination.    Our board of directors may amend or terminate the 2021 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2021 Plan, may materially and adversely affect an award outstanding under the 2021 Plan without the consent of the affected participant, and stockholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The plan administrator will have the authority, without the approval of our stockholders, to “reprice” any stock option or SAR, or cancel any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. The 2021 Plan will remain in effect until the tenth anniversary of effective date of the 2021 Plan, unless earlier terminated.

2021 Employee Stock Purchase Plan

In connection with the offering, we intend to adopt the 2021 Employee Stock Purchase Plan, or the ESPP, which will become effective on the day the ESPP is adopted by our board of directors. The material terms of the ESPP, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the ESPP and, accordingly, this summary is subject to change.

Shares Available; Administration.    We expect a total of                  shares of our common stock to be initially reserved for issuance under our ESPP. In addition, we expect that the number of shares available for issuance under the ESPP will be annually increased on January 1 of each calendar year beginning in 2022 and ending in 2031, by an amount equal to the lesser of: (i) 1% of the aggregate number of shares of common stock outstanding on the final day of the immediately preceding calendar year and (ii) such smaller number of shares as is determined by our board of directors. In no event will more than                  shares of our common stock be available for issuance under the ESPP.

Our board of directors or a committee designated by our board of directors will have authority to interpret the terms of the ESPP and determine eligibility of participants. The compensation committee will be the administrator of the ESPP.

Eligibility.    The plan administrator may designate certain of our subsidiaries as participating “designated subsidiaries” in the ESPP and may change these designations from time to time. Employees of our company and our designated subsidiaries are eligible to participate in the ESPP if they meet the eligibility requirements under the ESPP established from time to time by the plan administrator. However, an employee may not be granted rights to purchase stock under the ESPP if such employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other class of stock.

If the grant of a purchase right under the ESPP to any eligible employee who is a citizen or resident of a foreign jurisdiction would be prohibited under the laws of such foreign jurisdiction or the grant of a purchase right to such employee in compliance with the laws of such foreign jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Code, as determined by the plan administrator in its sole discretion, such employee will not be permitted to participate in the ESPP.

Eligible employees become participants in the ESPP by enrolling and authorizing payroll deductions by the deadline established by the plan administrator prior to the relevant offering date. Directors who are not employees, as well as

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consultants, are not eligible to participate. Employees who choose to not participate, or are not eligible to participate at the start of an offering period but who become eligible thereafter, may enroll in any subsequent offering period.

Participation in an Offering.    We intend for the ESPP to qualify under Section 423 of the Code and stock will be offered under the ESPP during offering periods. The length of offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The number of purchase periods within, and purchase dates during, each offering period will be established by the plan administrator. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods.

The ESPP will permit participants to purchase our common stock through payroll deductions of up to 15% of their eligible compensation, unless otherwise determined by the plan administrator, which will include a participant’s gross base compensation for services to us, including overtime payments and excluding sales commissions, incentive compensation, bonuses, expense reimbursements, fringe benefits and other special payments. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period or purchase period, which, in the absence of a contrary designation, will be              shares for an offering period and/or a purchase period. In addition, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant automatically will be granted an option to purchase shares of our common stock. The option will be exercised on the applicable purchase date(s) during the offering period, to the extent of the payroll deductions accumulated during the applicable purchase period. The purchase price of the shares, in the absence of a contrary determination by the plan administrator, will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the applicable purchase date, which will be the final trading day of the applicable purchase period.

Participants may voluntarily end their participation in the ESPP at any time at least one week prior to the end of the applicable offering period (or such longer or shorter period specified by the plan administrator), and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon a participant’s termination of employment.

Transferability.    A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided in the ESPP.

Certain Transactions.    In the event of certain transactions or events affecting our common stock, such as any stock dividend or other distribution, change in control, reorganization, merger, consolidation or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, including a change in control, the plan administrator may provide for (i) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (ii) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, (iii) the adjustment in the number and type of shares of stock subject to outstanding rights, (iv) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (v) the termination of all outstanding rights. Under the ESPP, a change in control has the same definition as given to such term in the 2021 Plan.

Plan Amendment; Termination.    The plan administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval of any amendment to the ESPP must be obtained for any amendment which increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP, changes the ESPP in any manner that would be considered the adoption of a new plan within the meaning of Treasury regulation Section 1.423-2(c)(4), or changes the ESPP in any manner that would cause the ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Code.

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Certain Relationships and Related Party Transactions

In addition to the compensation arrangements, including employment arrangements, with our directors and executive officers, including those discussed in the section titled “Executive and Director Compensation,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:

▪	we have been or are to be a participant;
▪	the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of our total assets; and
▪

any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions to which we have been or will be a party other than compensation arrangements, which are described where required under the section titled “Executive and Director Compensation.”

Relationship with Strathspey Crown Holdings Group, LLC

Borrowings from SCH

From December 2013 to January 2020, we were party to an intercompany credit line promissory note, or the Strathspey Crown Note, pursuant to which Strathspey Crown Holdings Group, LLC, or SCH, advanced borrowings to us. Since January 1, 2018, the largest aggregate amount of principal outstanding under the Strathspey Crown Note was $53.0 million.  SCH is a holder of more than 5% of our capital stock, and Robert E. Grant and Vikram Malik are managers of SCH and serve on our board of directors.

From January 1, 2018 to June 30, 2019, the Strathspey Crown Note accrued interest monthly on the outstanding principal at a rate equal to the Applicable Federal Rate published by the IRS for such month, compared to 10% per annum for the period from July 1, 2019 to December 31, 2019, and 20% per annum from January 1, 2020 to its maturity on March 31, 2020, respectively. In the year ended December 31, 2018, we did not make any payments in principal or interest. In the year ended December 31, 2019, we paid $39.0 in principal, of which $14.0 million was paid in cash and $25.0 million was settled by us distributing to SCH 1,298,701 shares of Evolus common stock previously owned by us, and did not make any payments in interest.

In December 2019, we issued and sold to SCH a convertible promissory note with a principal amount of $1.0 million, which is further described below under “—2019 Convertible Note Financing.”

Effective as of January 2, 2020, we issued a convertible promissory note with a principal amount of $17.5 million, or the SCH Convertible Note, in exchange for the cancellation of all obligations under the Strathspey Crown Note. Our payment and performance under the SCH Convertible Note are guaranteed by ABP Sub Inc., our wholly owned subsidiary. Pursuant to the terms of the SCH Convertible Note, we are required to repay 175% of the principal amount to SCH on the third anniversary of its issuance. In the event of an underwritten public offering of our common stock, the SCH Convertible Note will automatically convert into a number of shares of our common stock equal to 175% of the principal amount of the SCH Convertible Note, divided by the per share price at which shares are offered to the public in such offering.

Shared Services Agreements with Strathspey Crown Limited

In August 2019, we and Alphaeon Credit, which was then our wholly owned subsidiary, each entered into services agreements, with Strathspey Crown Limited, an affiliate of SCH, or Strathspey Crown Limited, with an effective date of January 2019. The services agreement with us sets forth certain agreements between Strathspey Crown Limited and us that will continue to govern the respective responsibilities and obligations between Strathspey Crown Limited and us following this offering. In September 2020, we divested all businesses and equity interests in Alphaeon Credit as part of the Divestiture Transactions.

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Pursuant to the services agreements, Strathspey Crown Limited provides us certain administrative and development support services, including certain general management, communication, human resources, office, rent and information technology services. We and Alphaeon Credit agreed to pay Strathspey Crown Limited an allocable share of the actual cost incurred by Strathspey Crown Limited in providing such services, plus a 10% markup, as well as an allocable share of Strathspey Crown Limited’s overhead expenses, including office rent, depreciation, maintenance, utilities and supplies. The services agreements have a one-year term and will renew for successive one year terms unless sooner terminated by either party. We and Alphaeon Credit or Strathspey Crown Limited may terminate the services agreements upon sixty days’ notice to the other party.

In each of 2019 and 2020, we paid $0.4 million and $0.6 million, respectively, in connection with the services agreement.

SCH and Our Historical Relationship with Evolus

Prior to Evolus’ initial public offering in February 2018, Evolus was wholly owned by us. In connection with our acquisition of Evolus in 2013, we were a party to a stock purchase agreement and related tax indemnity agreement with SCH and Evolus, pursuant to which we were obligated to make certain contingent payments to the former stockholders of Evolus, or the Evolus Founders, and we issued a $20.0 million promissory note to the Evolus Founders. Since January 1, 2018, we did not make any payments to the Evolus Founders pursuant to the stock purchase agreement and promissory note, and all of our obligations under the stock purchase agreement, tax indemnity agreement and promissory note were assumed by Evolus upon completion of its initial public offering in February 2018.

In 2014, we acquired Clarion, pursuant to a shareholders’ agreement. In 2016, the previous equity holders of Clarion exercised their option to unwind our acquisition of Clarion. As a result, we and SCH jointly and severally owe the previous equity holders of Clarion an unwind fee, or the Unwind Fee, of approximately $9.55 million. In November 2017, we entered into a side letter and guarantee agreement with SCH and Clarion, pursuant to which we agreed to cause Evolus to enter into an exclusive distribution agreement with Clarion and reaffirmed our obligation to pay the Unwind Fee. Pursuant to Evolus’ exclusive distribution agreement with Clarion, Clarion has agreed that certain payments made from Evolus directly to the previous equity holders of Clarion will be applied towards reducing the amount of Unwind Fee due by us and SCH. We and SCH are required to pay any unpaid amount of the Unwind Fee remaining on December 31, 2022, or earlier, if accelerated pursuant to certain acceleration events, including but not limited to a material default of obligations by Evolus under the distribution agreement, the termination of the distribution agreement, our or Evolus’s bankruptcy and the termination of the license and supply agreement between Evolus and Daewoong. On March 23, 2021, Evolus, Clarion, and Daewoong entered into an agreement to provide for Clarion to purchase Jeuveau directly from Daewoong.  Our obligation to pay the Unwind Fee to the previous equity holders of Clarion was therefore cancelled.

In addition, we were a party to a stockholder agreement with Evolus, Dental Innovations BVBA, or Dental Innovations, solely in its capacity as collateral agent of the Note Facility and Longitude Venture Partners II, L.P., or Longitude, solely in its capacity as a holder of the Bridge Note, that provided us with certain demand and piggyback registration rights with regards to our shares of Evolus. Pursuant to our distribution of shares of Evolus in exchange for settlement of the convertible and bridge note financing, which is further described below under “—Convertible and Bridge Note Financing,” and in exchange for settlement of a portion of the Strathspey Crown Note, each of Dental Innovations, Alpha International Investment Ltd., or Alpha, and SCH were joined as stockholders to the stockholder agreement and were granted registration rights. In January 2020, in connection with the contribution of Evolus shares, which is further described below under “—Restructuring and Contribution of Evolus Shares,” Alphaeon 1 LLC was joined as a stockholder under the stockholder agreement and granted registration rights, and we ceased to be a party under the agreement.

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2019 Convertible Notes

In June 2019, we entered into a senior unsecured note purchase agreement, or the Note Purchase Agreement, with Dental Innovations, pursuant to which we issued and sold to Dental Innovations a promissory note, or the Original 2019 Note, with a principal amount of $5.0 million. Pursuant to the Note Purchase Agreement, Dental Innovations is entitled to two board seat positions on our board of directors. Simone Blank and Jost Fischer are shareholders of Dental Innovations and serve on our board of directors.

In December 2019, we entered into an amendment to the Note Purchase Agreement that provided for the exchange of the Original 2019 Note for a convertible promissory note with a principal amount of $5.0 million. We also issued and sold five additional convertible promissory notes, each with a principal amount of $1.0 million, including one to SCH and one to Vikram Malik, a member of our board of directors. We refer to these convertible promissory notes collectively as the 2019 Convertible Notes.

In January 2020, in connection with the distribution of the units of Alphaeon 1 LLC to our stockholders, which is further described below under “—Restructuring and Divestiture Transactions,” each of the holders of our 2019 Convertible Notes were granted contingent warrants by Alphaeon 1 LLC to purchase shares of Evolus from Alphaeon 1 LLC. The contingent warrants are exercisable at the option of the holder prior to our first underwritten public offering of common stock under the Securities Act or upon an event of default under the 2019 Convertible Notes. The 2019 Convertible Notes were concurrently amended to provide the noteholders the option, prior to the notes’ conversion, to cancel a portion of the indebtedness represented by such noteholder’s 2019 Convertible Note and receive a number of shares of Evolus from Alphaeon 1 LLC having a market value equal to the value of such cancelled indebtedness, in lieu of automatic conversion of all of the noteholder’s 2019 Convertible Note into shares of the our common stock. The amount of cancelled indebtedness that can be so applied in exercise of the contingent warrant is capped as the ratio that the value of Evolus shares held by Alphaeon 1 LLC bears to the combined value of (i) the Evolus shares held by Alphaeon 1 LLC and (ii) our Company immediately prior to consummation of our first underwritten public offering of common stock under the Securities Act.

Further, in September 2020, in connection with the distributions of the units of Alphaeon Credit HoldCo LLC and Zelegent HoldCo LLC to our stockholders, each of the holders of our 2019 Convertible Notes were granted contingent warrants by Alphaeon Credit HoldCo LLC to purchase shares of Alphaeon Credit from Alphaeon Credit HoldCo LLC and by Zelegent HoldCo LLC to purchase shares of Zelegent, Inc. The contingent warrants are exercisable at the option of the holder prior to our first underwritten public offering of common stock under the Securities Act, or upon an event of default under the 2019 Convertible Notes.  The 2019 Convertible Notes were concurrently amended to provide the noteholders the option, prior to the notes’ conversion, to cancel a portion of the indebtedness represented by such noteholder’s 2019 Convertible Note and receive a number of shares of Alphaeon Credit and/or Zelegent from Alphaeon Credit HoldCo LLC and by Zelegent HoldCo LLC having a market value equal to the value of such cancelled indebtedness, in lieu of automatic conversion of all of the noteholder’s 2019 Convertible Note into shares of our common stock. The amount of cancelled indebtedness that can be so applied in exercise of the contingent warrant is capped as the ratio of aggregate indebtedness held by the convertible note holder as a proportion of the value of Alphaeon Credit or Zelegent to the value of our Company.

We have not paid any amount in principal or in interest in respect of the 2019 Convertible Notes, and an aggregate principal amount of $10.0 million of the 2019 Convertible Notes remains outstanding. Our payment and performance under the 2019 Convertible Notes are guaranteed by ABP Sub Inc., our wholly owned subsidiary. Upon completion of this offering, the 2019 Convertible Notes will automatically convert into a number of shares of our common stock equal to 175% of the principal amount of the 2019 Convertible Notes, divided by the per share price at which shares are offered to the public in this offering.

Convertible and Bridge Note Financing

In 2016, we entered into two related financing agreements: (i) a secured convertible bridge note and warrant agreement with Longitude, or the Bridge Note, and (ii) a secured convertible note purchase agreement with Dental Innovations as collateral agent, or the Note Facility.

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We issued an aggregate of $56.3 million in convertible promissory notes to investors pursuant to the Bridge Note and the Note Facility. The purchasers of these convertible promissory notes and the bridge note included the following entities affiliated with certain of our directors: Dental Innovations purchased convertible promissory notes with an aggregate principal amount of approximately $23.2 million; Alpha purchased convertible promissory notes with an aggregate principal amount of approximately $10.7 million; and Longitude purchased convertible promissory notes and a convertible bridge note with an aggregate principal amount of approximately $8.2 million.

The terms of the promissory notes and the convertible bridge note each contemplated a 150% premium to the principal borrowed and accrued interest at a rate of 10.0% per annum. Since January 1, 2016, the largest aggregate amount of principal outstanding under the convertible promissory notes was $56.3 million.

In 2018, we settled the total outstanding principal amount of $56.3 million, of which $48.3 million was paid in cash and $8.0 million was settled by us distributing to the holders of the notes a total of 573,888 shares of Evolus common stock previously owned by us. In 2019, we settled all of our outstanding note obligations of $84.4 million plus accrued interest of $3.5 million, of which $62.7 million was paid in cash and $25.2 million was settled by us distributing to the holders of the notes a total of 1,307,940 shares of Evolus common stock previously owned by us. In connection with our distribution of shares of Evolus, each of Dental Innovations and Alpha were joined as stockholders to the stockholder agreement with Evolus granting piggyback and demand registration rights for such shares.

Convertible Preferred Stock

Each of Dental Innovations, SCH, Alpha and Longitude currently hold shares of our convertible preferred stock. Holders of our convertible preferred stock are entitled to certain rights, including voting rights and the election of directors. For additional information on the rights of holders of our convertible preferred stock, see Note 11, Convertible Preferred Stock to our financial statements.

Our convertible preferred stock will automatically convert into shares of common stock upon completion of this offering, and such holders will receive shares of our common stock in exchange for their shares of convertible preferred stock.

Investors’ Rights Agreement

We are a party to an amended and restated investors’ rights agreement, or the Investors’ Rights Agreement, with SCH, other entities affiliated with certain of our directors, and certain of our directors. The Investors’ Rights Agreement grants rights to certain holders and also imposes certain affirmative obligations on us, including with respect to the furnishing of financial statements and information to the holders. As a result of this offering, most of the covenants and restrictions set forth in the Investors’ Rights Agreement that apply to us will terminate and we will remain obligated to comply with reporting requirements under the Exchange Act.

Registration Rights

Under the Investors’ Rights Agreement, SCH, other entities affiliated with certain of our directors, and certain of our directors have certain registration rights with respect to the registrable securities held by them. See “Description of Capital Stock—Registration Rights” for additional information.

Voting Agreement and Board Observer Rights

Pursuant to the Investors’ Rights Agreement, each of Longitude and Alpha has the right to designate one member of our board of directors and one board observer without voting rights to our board of directors, and each of Dental Innovations and SCH has the right to designate two members of our board of directors. Alpha has designated Darren O’Brien to our board of directors. Longitude has not designated a representative to serve on our board of directors. SCH has designated Robert E. Grant and Vikram Malik to our board of directors. Dental Innovations has designated Simone Blank and Jost Fischer to our board of directors.

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SCH’s right to designate directors for our board of directors will terminate upon completion of this offering, and Dental Innovation’s right to designate two board members will terminate upon the conversion of the convertible notes held by Dental Innovations into shares of our common stock upon the completion of this offering. For a period of three years following the closing of this offering, for so long as each of Longitude and Alpha continue to hold 2.0 million or more shares of registrable securities (as defined in the Investors’ Rights Agreement), we have agreed to include in our slate of directors for each election a nominee designated by Longitude and a nominee designated by Alpha, respectively, and the investors party to the Investors’ Rights Agreement have agreed to vote to appoint or elect the designated nominees. Longitude and Alpha’s rights to appoint a board observer will terminate upon completion of this offering.

Right of First Refusal and Co-Sale

Under the Investors’ Rights Agreement, certain holders of our capital stock, including SCH, certain entities affiliated with certain of our directors and certain of our directors, have a right of first refusal and co-sale, in respect of certain sales of securities by us or certain transfers of securities by SCH or certain of our employees. The right of first refusal and co-sale will terminate in connection with the completion of this offering.

Restructuring and Divestiture Transactions

In January 2020, our board of directors approved the contribution of our interest in Evolus common stock to Alphaeon 1 LLC in exchange for membership units. At the time of this approval, we owned 8,662,346 shares of Evolus, representing approximately 26% of the outstanding shares of Evolus. We then distributed all of the units of Alphaeon 1 LLC to our current stockholders on a one common unit or one preferred unit for one share of our common stock or preferred stock, as applicable, basis. As a result of the distribution, we no longer hold any membership interests in Alphaeon 1 LLC and no longer hold any equity interest in Evolus.

In September 2020, we contributed our interest in Alphaeon Credit to Alphaeon Credit HoldCo LLC in exchange for all the interests in AC HoldCo.  We then distributed all of the units of Alphaeon Credit HoldCo LLC to our current stockholders on a one common unit or one preferred unit for one share of our common stock or preferred stock, as applicable, basis. As a result of the distribution, we no longer hold any membership interests in Alphaeon Credit HoldCo LLC and no longer hold any equity interest in Alphaeon Credit.

In September 2020, we contributed our interest in Zelegent, Inc. to Zelegent HoldCo LLC in exchange for all the interests in Zelegent HoldCo LLC. We then distributed all of the units of Zelegent HoldCo LLC to our current stockholders on a one common unit or one preferred unit for one share of our common stock or preferred stock, as applicable, basis. As a result of the distribution, we no longer hold any membership interests in Zelegent HoldCo LLC and no longer hold any equity interest in Zelegent, Inc.

Equity Grants to Executive Officers and Directors

We have granted stock options to our executive officers and certain directors, as more fully described in the section titled “Executive and Director Compensation.”

Director and Executive Officer Compensation

Please see the sections titled “Executive and Director Compensation” for information regarding the compensation of our directors and executive officers.

Employment Agreements

We have entered into employment agreements with our executive officers. For more information regarding these agreements, see the section titled “Executive and Director Compensation—Executive Compensation Arrangements.”

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Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation and our amended and restated bylaws, each of which will be effective upon the completion of this offering, will provide that we will indemnify our directors and officers to the fullest extent permitted under Delaware law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

▪	any breach of the director’s duty of loyalty to us or our stockholders;
▪	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
▪	unlawful payments of dividends or unlawful stock repurchases or redemptions; or
▪	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that we shall have the power to indemnify our employees and agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether we would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware. We have obtained directors’ and officers’ liability insurance.

In connection with this offering, we intend to enter into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

The above description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to this registration statement to which this prospectus forms a part.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

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Policies and Procedures for Related Party Transactions

We have a written related party transactions policy in place, which was in effect at the time of the transactions described above. Under our existing related party transactions policy, the independent members of the board of directors (including the director designated by Alpha), are tasked with approving or ratifying related party transactions.

In connection with this offering, we intend to adopt an updated written related person transactions policy, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee will be tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction.

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Principal Stockholders

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common stock at                   , 2021, and as adjusted to reflect the shares of common stock to be issued and sold in this offering, for:

▪	each of our directors;
▪	each of our named executive officers;
▪	all of our current directors and executive officers as a group; and
▪	each person, or group of affiliated persons, who beneficially owned more than 5% of our outstanding shares of common stock.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before                    , 2021, which is 60 days after                       , 2021. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Beneficial ownership prior to this offering is based on                 shares of common stock outstanding as of                , 2021, assuming (i) the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of         shares of our common stock; (ii) the conversion of all of the outstanding convertible notes, including the paid-kind principal and interest on the Daewoong Convertible Notes, into an aggregate of           shares of common stock; (iii) our issuance of 26,680,511 shares of our common stock to Medytox, Inc. in connection with a settlement and license agreement and (iv) the conversion of our outstanding convertible preferred stock warrant into a warrant to purchase our common stock. Beneficial ownership after this offering is based on                shares of common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares of common stock from us and assuming none of the holders listed therein have purchased shares in the offering.

The number of shares of common stock issuable upon conversion of our convertible notes, and the number of additional shares we may issue to Medytox upon the closing of this offering, are subject to adjustment as described in “Prospectus summary—The offering.”

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Except as otherwise noted below, the address for each person or entity listed in the table is c/o AEON Biopharma, Inc., 4040 MacArthur Blvd., Suite 260, Newport Beach, California 92660.

	Beneficial Ownership Prior to this Offering		Beneficial Ownership After this Offering
Name of Beneficial Owner	Number	Percent	Number	Percent
Directors, Director Nominees and Named Executive Officers:
Simone Blank
Jost Fischer
Robert E. Grant(1)
Vikram Malik(1)
Darren O’Brien
Dr. Chad Oh
Richard H. Taketa
Marc Forth
Chris Carr
Eric Carter
Hans S. Keirstead
All executive officers and directors as a group (11 persons)
5% or Greater Stockholders:
Strathspey Crown Holdings Group, LLC(1)
Medytox, Inc.

*	Represents beneficial ownership of less than one percent.
(1)

Strathspey Crown Holdings Group, LLC, or SCH, is a wholly owned subsidiary of Strathspey Crown LLC. The managing partners of Strathspey Crown LLC are Robert E. Grant and Vikram Malik, each of whom is currently a member of our board of directors and has the ability to control voting and investment decisions of our shares held by SCH. Each of Mr. Grant and Mr. Malik disclaims beneficial ownership over our shares held by SCH except to the extent of any pecuniary interest therein.

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Description of Capital Stock

The following description summarizes the most important terms of our capital stock, as they will be in effect following this offering. Because it is only a summary, it does not contain all the information that may be important to you. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering, and this description summarizes provisions that are expected to be included in these documents. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

General

Upon the completion of this offering, our authorized capital stock will consist of            shares of common stock, $0.0001 par value per share, and            shares of undesignated preferred stock, $0.0001 par value per share.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights or any series of preferred stock that we may designate and issue in the future.

Pursuant to the terms of the amended and restated investors’ rights agreement, or the Investors’ Rights Agreement, between us and certain of our current investors, for a period of three years following the closing of this offering, for so long as each of Longitude and Alpha continue to hold 2.0 million or more shares of registrable securities (as defined in the Investors’ Rights Agreement), we have agreed to include in our slate of directors for each election a nominee designated by Longitude and a nominee designated by Alpha, respectively, and the investors party to the Investors’ Rights Agreement have agreed to vote to appoint or elect the designated nominees.

Preferred Stock

As of March 31, 2021, there were 21,257,708 shares of our convertible preferred stock outstanding. Immediately prior to the completion of this offering, all outstanding shares of our convertible preferred stock will automatically convert into              shares of our common stock.

Under the terms of our amended and restated certificate of incorporation that will become effective upon the completion of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Upon the completion of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

As of March 31, 2021, options to purchase 10,516,525 shares of our common stock were outstanding under our equity compensation plans, all of which were exercisable of that date. For information regarding the terms of our equity compensation plans, see “Executive and Director Compensation—Equity Incentive Award Plans.”

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Warrants

As of  March 31, 2021, we had outstanding a warrant to purchase an aggregate of up to 342,011 shares of our Series B convertible preferred stock with an exercise price of $7.3097 per share. Unless earlier exercised, this warrant will expire on May 31, 2023. Upon the closing of this offering, this warrant will be converted into a warrant to purchase             shares of our common stock, with an exercise price per share equal to the initial public offering price.

Registration Rights

Our Investors’ Rights Agreement grants the parties thereto certain registration rights in respect of the “registrable securities” held by them, which securities include: (i) shares of our common stock issued or issuable upon conversion or exercise of any other of our securities, including shares issued upon conversion of our convertible preferred stock or convertible notes outstanding prior to the completion of this offering, (ii) shares of our common stock acquired from any of our affiliates after April 19, 2017 and (iii) shares of our common stock issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to the shares described in the foregoing clauses. The registration of shares of our common stock pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares without restriction under the Securities Act when the applicable registration statement is declared effective. Under the Investors’ Rights Agreement, we will pay all expenses relating to such registrations, including the reasonable fees and disbursements of one counsel for the participating holders, and the holders will pay all underwriting discounts and selling commissions relating to the sale of their shares. The Investors’ Rights Agreement also includes customary indemnification and procedural terms.

Assuming the conversion of our outstanding preferred stock and outstanding convertible notes into shares of our common stock immediately prior to closing of this offering, holders of approximately                        shares of our common stock are entitled to such registration rights pursuant to the Investors’ Rights Agreement. These registration rights will expire on the earlier of the date that is three years after the consummation of a Qualified Public Offering (as defined in the Investors’ Rights Agreement) or, with respect to each stockholder, except as to Alpha, at such time as all of such stockholder’s registrable securities can be sold in any three month period without registration pursuant to Rule 144 or another similar exemption under the Securities Act.

Additionally, a holder of approximately                        shares of our common stock is entitled to registration rights pursuant to a deferred stock payment agreement. The stockholder is entitled to certain piggyback registration rights allowing them to participate in an initial public offering, follow-on offering and certain other transactions on a pro-rata basis along with other stockholders entitled to participate. Once we are eligible to use a registration statement on Form S-3, the stockholder party to the deferred stock payment agreement may cause us to register their shares.

Demand Registration Rights under the Investors’ Rights Agreement

At any time beginning 180 days after the effective date of this registration statement, certain holders of a majority of the registrable securities then outstanding may, on not more than three occasions, request that we prepare, file and maintain a registration statement to register at least one third of the registrable securities then outstanding. Once we are eligible to use a registration statement on Form S-3, any of our holders of the registrable securities then outstanding may request that we prepare, file and maintain a registration statement on Form S-3 covering the sale of their registrable securities, but only if the anticipated offering price would exceed $2,500,000 and we have not already effected three registrations on Form S-3 for the holders within the preceding 12 months.

Piggyback Registration Rights under the Investors’ Rights Agreement

In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the stockholders party to the Investors’ Rights Agreement will be entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to certain customary marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act other than with respect to a demand registration or a registration statement on Form S-4 of

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S-8, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration statement subject to certain limitations.

Medytox Registration Rights

We are party to a registration rights agreement with Medytox, Inc., or Medytox, pursuant to which we granted Medytox demand and piggy back registration rights with respect  26,680,511 shares of our common stock, plus any additional shares that we may issue to Medytox pursuant to the share issuance agreement.

Demand Registration Rights for Medytox

The Medytox registration rights agreement provides that, at any time beginning on the one year anniversary of this offering, Medytox may request that we prepare, file and maintain a registration statement to register their registrable securities. Medytox is limited to three demand registrations; however, this limit will increase to three demand registration statements per year once we become eligible to use a registration statement on Form S-3.

Piggyback Registration Rights for Medytox

Each time after the one year anniversary of this offering that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, Medytox will be entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act other than with respect to (1) a registration statement on Form S-8, (2) a registration statement on Form S-4, (3) a registration statement that relates to a transaction subject to Rule 145 under the Securities Act, (4) a registration statement initiated under the existing stockholders agreement or (5) a registration statement in connection with any dividend or distribution reinvestment or similar plan, Medytox will be entitled to notice of the registration and will have the right to include their registrable securities in the registration subject to certain limitations.

Anti-Takeover Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

▪	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
▪

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

▪

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

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In general, Section 203 defines business combination to include the following:

▪	any merger or consolidation involving the corporation and the interested stockholder;
▪	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
▪	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
▪

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

▪	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by consent in writing. A special meeting of stockholders may be called only by a majority of our board of directors, the chair of our board of directors or our chief executive officer.

Our amended and restated certificate of incorporation will further provide that, immediately after this offering, the affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.

Our amended and restated certificate of incorporation will further provide that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms.

Finally, our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or agents to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws; or (iv) any action asserting a claim against us governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act.

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Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

The enforceability of similar federal court choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find either of the choice of forum provisions contained in our amended and restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the company or its directors, officers or other employees, which may discourage such lawsuits against the company and its directors, officers and other employees and result in increased costs for investors to bring a claim.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of our Company by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our Company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our Company. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in control of our Company or our management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Limitations on Liability and Indemnification

See the section of this prospectus titled “Certain Relationships and Related Party Transactions—Limitation on Liability and Indemnification.”

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent and registrar’s address is 50 Royall Street, Canton, Massachusetts 02021.

Listing

We intend to apply to have our common stock approved for listing on Nasdaq under the symbol “AEON.”

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Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Based on shares outstanding as of March 31, 2021, we will have a total of             shares of our common stock outstanding, assuming (i) the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of              shares of our common stock; (ii) the conversion of all of our outstanding convertible notes, including the paid-in-kind principal and interest on the Daewoong Convertible Notes, into an aggregate of           shares of common stock; (iii) our issuance of 26,680,511 shares of our common stock to Medytox, Inc. in connection with a settlement and license agreement; and (iv) the issuance of             shares of common stock in this offering. Of these outstanding shares, all of the shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act can only be sold in compliance with the Rule 144 limitations described below or in compliance with the lock-up agreements. The number of shares of common stock issuable upon conversion of our convertible notes, and the number of additional shares we may issue to Medytox upon the closing of this offering, are subject to adjustment as described in “Prospectus summary—The offering.”

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, including under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, substantially all of our security holders have entered into lock-up agreements with the underwriters, pursuant to which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below.

Lock-Up Agreements

All of our directors and officers and substantially all of our security holders are subject to lock-up agreements or market standoff provisions that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to our common stock, or entering into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of our common stock, for a period of 180 days following the date of this prospectus without the prior written consent of Wells Fargo Securities, LLC and Cantor Fitzgerald & Co., subject to certain customary and limited exceptions. Wells Fargo Securities, LLC and Cantor Fitzgerald & Co. may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, release all or any portion of the securities subject to lock-up agreements. See the section of this prospectus titled “Underwriting.”

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in a “broker’s transaction” or certain a “riskless principal transaction” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares of our common stock immediately after this offering; or
•	the average weekly trading volume in shares of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares

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or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and Nasdaq concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

Form S-8 Registration Statement

In connection with this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding options and the shares of our common stock reserved for issuance under our stock plans. We expect to file the registration statement covering shares offered pursuant to the 2013 Plan, 2021 Plan and ESPP shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144 and expiration or release from the terms of the lock-up agreements described above.

Registration Rights

Upon the completion of this offering, the holders of approximately                         shares of our common stock, or their permitted transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For a further description of these rights, see the section titled “Description of Capital Stock—Registration Rights” and “—Medytox Registration Rights” for additional information.

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Material U.S. Federal Income Tax Consequences to Non-U.S. Holders

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;
•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•	banks, insurance companies, and other financial institutions;
•	brokers, dealers or traders in securities;
•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•	tax-exempt organizations or governmental organizations;
•	persons deemed to sell our common stock under the constructive sale provisions of the Code;
•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•	tax-qualified retirement plans; and
•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

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THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX OR LEGAL ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;
•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). If a Non-U.S. Holder holds the stock through a financial institution or other intermediary, the Non-U.S. Holder will be required to provide appropriate documentation to the intermediary, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

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Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

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Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

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Underwriting

Wells Fargo Securities, LLC and Cantor Fitzgerald & Co. are acting as representatives of each of the underwriters named below and as joint bookrunning managers for this offering. Subject to the terms and conditions set forth in the underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Number of
Underwriter	Shares
Wells Fargo Securities, LLC
Cantor Fitzgerald & Co.
Mizuho Securities USA LLC
H.C. Wainwright & Co., LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of the shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and subject to other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discounts and Commissions

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering of the shares, the public offering price, concession or any other term of this offering may be changed by the representatives.

The following table shows the initial public offering price, underwriting discounts and commissions and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

Total
	Per Share	Without Option	With Option
Initial public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $          . We also have agreed to reimburse the underwriters for up to $         for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

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Over-Allotment Option

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to           additional shares at the initial public offering price, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus.

No Sales of Similar Securities

We, our executive officers and directors and substantially all of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Wells Fargo Securities, LLC and Cantor Fitzgerald & Co. on behalf of the underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;
•	sell any option or contract to purchase any common stock;
•	purchase any option or contract to sell any common stock;
•	grant any option, right or warrant for the sale of any common stock;
•	otherwise dispose of or transfer any common stock;
•	request or demand that we file a registration statement related to the common stock; or
•

enter into any swap or other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap, agreement or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The lock-up provisions apply to common stock and to securities convertible into or exchangeable or exercisable for common stock. They also apply to common stock owned now or acquired later by the person executing the lock-up agreement or for which the person executing the lock-up agreement later acquires the power of disposition.

Nasdaq Global Market Listing

We intend to apply to list our common stock on the Nasdaq Global Market, subject to notice of issuance, under the symbol “AEON.”

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;
•	our financial information;
•	the history of, and the prospects for, our company and the industry in which we compete;

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•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;
•	the present state of our development; and
•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering, our common stock will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option granted to them under the underwriting agreement described above. “Naked” short sales are sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the closing of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The underwriters may also engage in passive market making transactions in our common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

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Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
B.

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and each of our and the representatives’ affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

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This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

MiFID II Product Governance

Any person offering, selling or recommending the shares (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the shares (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

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Legal Matters

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Latham & Watkins LLP. Certain legal matters relating to the offering will be passed upon for the underwriters by Goodwin Procter LLP.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2019 and 2020, and for each of the two years in the period ended December 31, 2020, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about AEON Biopharma, Inc.’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements). We've included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Additional Information

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete, please see the copy of the contract or document that has been filed for the complete contents of that contract or document. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents.

We currently do not file periodic reports with the SEC. Upon the completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Securities Exchange Act of 1934, as amended. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We also maintain a website at www. aeonbipoharma.com. Upon completion of this offering, you may access these materials at our website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained in, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

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AEON Biopharma, Inc.

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Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors of AEON Biopharma, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AEON Biopharma, Inc. (the Company) as of December 31, 2019 and 2020, the related consolidated statements of operations and comprehensive income (loss), convertible preferred stock and deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, negative cash flows since inception, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

Irvine, California

June 7, 2021

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AEON BIOPHARMA, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,		March 31,
	2019	2020	2021
			(Unaudited)
ASSETS
Current assets:
Cash	$6,324	$20,168	$12,033
Equity investment at fair value	105,421	—	—
Accounts receivables	267	—	—
Prepaid expenses and other current assets	133	208	1,426
Total current assets	112,145	20,376	13,459
Equity-method investment	1,429	—	—
Other assets	778	838	859
Total assets	$114,352	$21,214	$14,318
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND DEFICIT
Current liabilities:
Accounts payable	$1,025	$2,031	$2,258
Related party payable	21	5	5
Accrued compensation	809	1,247	446
Other accrued expenses	94	914	218
Related party borrowings	14,490	—	—
Accrued interest on related party borrowings	756	—	—
Note payable	300	—	—
Total current liabilities	17,495	4,197	2,927
Convertible notes at fair value (including related party amount of $10,620, $38,275 and $38,418 at December 31, 2019 and 2020 and March 31, 2021 (unaudited), respectively)	15,161	72,160	72,300
Other liabilities	9,616	10,142	457
Total liabilities	42,272	86,499	75,684
Commitments and contingencies
Convertible preferred stock issuable in series, $0.0001 par value; 44,666,035 shares authorized; 21,257,708 shares issued and outstanding at December 31, 2019 and 2020 and March 31, 2021 (unaudited); liquidation preference of $141,920 at December 31, 2019 and 2020 and March 31, 2021 (unaudited)	137,949	137,949	137,949
Stockholders’ Deficit:
AEON Biopharma, Inc. stockholders’ deficit:
Common stock, $0.0001 par value; 207,450,050 shares authorized; 112,167,666 shares issued at December 31, 2019 and 2020 and March 31, 2021 (unaudited); 112,144,845 shares outstanding at December 31, 2019 and 2020 and March 31, 2021 (unaudited)	11	11	11
Additional paid-in capital	266,595	158,385	158,385
Accumulated deficit	(333,733)	(366,646)	(365,023)
Treasury stock, at cost, 22,821 shares at December 31, 2019 and 2020 and March 31, 2021 (unaudited)	(23)	(23)	(23)
Total AEON Biopharma, Inc. stockholders’ deficit	(67,150)	(208,273)	(206,650)
Non-controlling interest	1,281	5,039	7,335
Total deficit	(65,869)	(203,234)	(199,315)
Total liabilities, convertible preferred stock and deficit	$114,352	$21,214	$14,318

See accompanying notes to consolidated financial statements.

US-DOCS\125322156.5

AEON BIOPHARMA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except share and per share data)

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(Unaudited)
Revenue:
Services	$3,342	$2,518	$737	$—
Other revenue	15	—	—	—
Total revenue	3,357	2,518	737	—
Operating costs and expenses:
Cost of revenue	1	—	—	—
Selling, general and administrative	46,037	11,587	3,190	2,608
Research and development	4,814	7,319	755	5,107
Change in fair value of contingent royalty obligation to Evolus Founders	5,596	—	—	—
Depreciation and amortization	875	—	—	—
Total operating costs and expenses	57,323	18,906	3,945	7,715
Loss from operations	(53,966)	(16,388)	(3,208)	(7,715)
Other income (loss):
Interest income	720	—	—	—
Interest expense	(5,177)	(1)	—	—
Interest expense on related party borrowings	(2,293)	(14)	(14)	—
Gain on deconsolidation of Evolus, Inc.	254,106	—	—	—
Gain on transfer of equity investment at fair value	6,597	—	—	—
Change in fair value of equity investment	(49,299)	346	346	—
Change in fair value of convertible notes	(5,161)	(5,498)	(899)	(140)
Loss on extinguishment of related party borrowings	—	(11,241)	(11,241)	—
Gain on cancellation of unwind fee	—	—	—	9,550
Gain on PPP loan forgiveness	—	139	—	—
Gain (loss) on equity-method investment	136	(140)	(57)	—
Other income (loss), net	7	(116)	20	(72)
Total other income (loss)	199,636	(16,525)	(11,845)	9,338
Income (loss) before taxes	145,670	(32,913)	(15,053)	1,623
Income tax benefit	(14,645)	—	—	—
Net income (loss) and comprehensive income (loss)	160,315	(32,913)	(15,053)	1,623
Net loss and comprehensive loss attributable to noncontrolling interest	(12,605)	—	—	—
Net income (loss) and comprehensive income (loss) attributable to AEON Biopharma, Inc. common stockholders	$172,920	$(32,913)	$(15,053)	$1,623
Basic net income (loss) per share attributable to AEON Biopharma, Inc. common stockholders	$1.22	$(0.45)	$(0.28)	$0.00
Diluted net income (loss) per share attributable to AEON Biopharma, Inc. common stockholders	$1.21	$(0.45)	$(0.28)	$0.00
Weighted average shares of common stock outstanding used to compute basic net income (loss) per share attributable to AEON Biopharma, Inc. common stockholders	112,159,913	112,144,845	112,144,845	112,144,845
Weighted average shares of common stock outstanding used to compute diluted net income (loss) per share attributable to AEON Biopharma, Inc. common stockholders	112,976,436	112,144,845	112,144,845	113,810,074

See accompanying notes to consolidated financial statements.

US-DOCS\125322156.5

AEON BIOPHARMA, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND DEFICIT

(in thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Treasury Stock		Non- controlling	Total
	Shares	Amount	Shares	Amount	Capital	Deficit	Shares	Amount	Interest	Deficit
Balance as of January 1, 2019	21,298,783	$137,990	112,167,666	$11	$265,946	$(506,653)	—	$—	$43,836	$(196,860)
Stock-based compensation expense	—	—	—	—	649	—	—	—	4,635	5,284
Deconsolidation of Evolus, Inc.	—	—	—	—	—	—	—	—	(35,380)	(35,380)
Purchase of stock in connection with legal settlement	(41,075)	(41)	—	—	—	—	(22,821)	(23)	—	(23)
Issuance of Evolus, Inc. common stock in connection with the incentive equity plan	—	—	—	—	—	—	—	—	795	795
Net income (loss)	—	—	—	—	—	172,920	—	—	(12,605)	160,315
Balance as of December 31, 2019	21,257,708	137,949	112,167,666	11	266,595	(333,733)	(22,821)	(23)	1,281	(65,869)
Stock-based compensation expense	—	—	—	—	98	—	—	—	3,758	3,856
Dividend-in-kind to stockholders	—	—	—	—	(108,308)	—	—	—	—	(108,308)
Net loss	—	—	—	—	—	(32,913)	—	—	—	(32,913)
Balance as of December 31, 2020	21,257,708	137,949	112,167,666	11	158,385	(366,646)	(22,821)	(23)	5,039	(203,234)
Stock-based compensation expense (unaudited)	—	—	—	—	—	—	—	—	2,296	2,296
Net income (unaudited)	—	—	—	—	—	1,623	—	—	—	1,623
Balance as of March 31, 2021 (unaudited)	21,257,708	$137,949	112,167,666	$11	$158,385	$(365,023)	(22,821)	$(23)	$7,335	$(199,315)

Balance as of December 31, 2019	21,257,708	$137,949	112,167,666	$11	$266,595	$(333,733)	(22,821)	$(23)	$1,281	$(65,869)
Stock-based compensation expense (unaudited)	—	—	—	—	99	—	—	—	459	558
Dividend-in-kind to stockholders (unaudited)	—	—	—	—	(105,767)	—	—	—	—	(105,767)
Net loss (unaudited)	—	—	—	—	—	(15,053)	—	—	—	(15,053)
Balance as of March 31, 2020 (unaudited)	21,257,708	$137,949	112,167,666	$11	$160,927	$(348,786)	(22,821)	$(23)	$1,740	$(186,131)

See accompanying notes to consolidated financial statements.

US-DOCS\125322156.5

AEON BIOPHARMA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(Unaudited)
Cash flows from operating activities:
Net income (loss)	$160,315	$(32,913)	$(15,053)	$1,623
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	875	—	—	—
Non-cash interest expense on convertible notes	994	—	—	—
Amortization of debt discount and issuance costs	608	—	—	—
Non-cash interest expense on related party borrowings	2,293	14	14	—
Loss on extinguishment of related party borrowings	—	11,241	11,241	—
Gain on cancellation of unwind fee	—	—	—	(9,550)
Gain on PPP loan forgiveness	—	(139)	—	—
Write-off of deferred offering costs	—	828	—	—
Stock-based compensation expense	5,252	4,793	558	1,510
Gain on deconsolidation of Evolus, Inc.	(254,106)	—	—	—
Gain on transfer of equity investment at fair value	(6,597)	—	—	—
Change in fair value of equity investment	49,299	(346)	(346)	—
Change in fair value of convertible notes	5,161	5,498	899	140
Change in fair value of contingent royalty obligation to Evolus Founders	5,596	—	—	—
Deferred income taxes	(14,645)	—	—	—
Amortization of discount on short-term investments	(371)	—	—	—
(Gain) loss on equity-method investment	(136)	140	57	—
Amortization of operating lease right-of-use assets	383	—	—	—
Other	304	(29)	(11)	(8)
Changes in operating assets and liabilities:
Accounts receivables	(24)	(148)	47	—
Prepaid expenses and other current assets	(1,855)	(40)	(82)	(1,219)
Related party receivables	54	—	—	—
Inventory	(7,393)	—	—	—
Accounts payable	3,924	667	232	224
Related party payable	21	(16)	140	—
Accrued expenses and other liabilities	5,646	989	82	(848)
Operating lease liabilities	(323)	—	—	—
Net cash used in operating activities	(44,725)	(9,461)	(2,222)	(8,128)
Cash flows from investing activities:
Purchases of short-term investments	(89,068)	—	—	—
Additions to capitalized software	(1,694)	—	—	—
Deconsolidation of Evolus, Inc. cash	(36,499)	—	—	—
Deconsolidation of Alphaeon Credit cash	—	(1,265)	—	—
Purchase of equity-method investment	(30)	—	—	—
Proceeds from maturities of short-term investments	10,000	—	—	—
Net cash used in investing activities	(117,291)	(1,265)	—	—
Cash flows from financing activities:
Proceeds from sale of Evolus, Inc. common stock	77,000	—	—	—
Proceeds from issuance of convertible notes	10,000	25,000	—	—
Proceeds from PPP loan	—	411	—	—
Proceeds from issuance of long-term debt, net of discounts	73,906	—	—	—
Payments for debt issuance costs	(2,205)	—	—	—
Payment of contingent royalty obligation to Evolus Founders	(9,213)	—	—	—
Milestone payment for intangible assets	(2,000)	—	—	—
Repayments of convertible notes	(60,228)	—	—	—
Repayment of related party borrowings	(14,000)	—	—	—
Purchase of stock in connection with legal settlement	(64)	—	—	—
Payment of note payable	—	(300)	(300)	—
Payments for offering costs	(778)	(541)	(85)	(7)
Issuance of common stock in connection with incentive equity plan	795	—	—	—
Net cash provided by (used in) financing activities	73,213	24,570	(385)	(7)
Net (decrease) increase in cash	(88,803)	13,844	(2,607)	(8,135)
Cash at beginning of period	95,127	6,324	6,324	20,168
Cash at end of period	$6,324	$20,168	$3,717	$12,033

See accompanying notes to consolidated financial statements.

US-DOCS\125322156.5

AEON BIOPHARMA, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest paid	$3,462	$—	$—	$—
Cash paid for amounts included in the measurement of operating lease liabilities	$362	$—	$—	$—
Non-cash financing activities:
Repayments of convertible notes in exchange for shares of Evolus, Inc. common stock	$24,184	$—	$—	$—
Payments of interest on convertible notes in exchange for shares of Evolus, Inc. common stock	$994	$—	$—	$—
Exchange of accrued interest for related party borrowings	$2,562	$—	$—	$—
Extinguishment of related party borrowings and related accrued interest in exchange for convertible note	$—	$15,764	$15,764	$—
Dividend-in-kind to stockholders	$—	$108,308	$105,767	$—
Unpaid deferred offering costs	$—	$347	$815	$360
Issuance of promissory note in connection with legal settlement	$300	$—	$—	$—

See accompanying notes to consolidated financial statements.

US-DOCS\125322156.5

AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

Note 1.    Organization

Description of Business

AEON Biopharma, Inc. (“AEON” or the “Company”) is a biopharmaceutical company focused on developing its proprietary botulinum toxin complex, ABP-450 (prabotulinumtoxinA) injection (“ABP-450”), for debilitating medical conditions. The Company was incorporated in Delaware in February 2012 under the name Alphaeon Corporation as a wholly owned subsidiary of Strathspey Crown Holdings Group, LLC (“SCH”). On December 18, 2019, the Company changed its name to “AEON Biopharma, Inc.” The Company is headquartered in Newport Beach, California.

Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern. The Company has incurred operating losses and negative cash flows from operations since its inception. As of December 31, 2020, the Company reported cash of $20.2 million and an accumulated deficit of $366.6 million. As of March 31, 2021, the Company reported cash of $12.0 million and an accumulated deficit of $365.0 million. The Company expects to incur losses for the foreseeable future. As a result of these conditions, management has concluded that there is substantial doubt about the Company’s ability to continue as a going concern and to meet its obligations as they become due within one year after the date that these consolidated financial statements are issued.

The Company expects to seek additional funding in the form of equity financings or debt, however, there can be no assurance that such efforts will be successful or that, in the event that they are successful, the terms and conditions of such financing will be favorable. If the Company is unable to secure additional funding when desired, the Company may need to delay the development, commercialization and marketing of its products and scale back its business and operations.

The preparation of these consolidated financial statements does not include any adjustments that may result from the outcome of this uncertainty. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of the Company’s liabilities and commitments in the normal course of business and does not include any adjustments to reflect the possible future effects of the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. If the Company is unable to obtain adequate capital, it could be forced to cease operations. The audit report covering these accompanying consolidated financial statements includes an explanatory paragraph that describes conditions that raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s future operations are highly dependent on a combination of factors, including (1) the success of its research and development programs; (2) the timely and successful completion of any additional financing; (3) the development of competitive therapies by other biotechnology and pharmaceutical companies; (4) the Company’s ability to manage growth of the organization; (5) the Company’s ability to protect its technology and products; and, ultimately (6) regulatory approval and successful commercialization and market acceptance of its product candidates.

US-DOCS\125322156.5

AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

Note 2.    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and its controlled subsidiaries. Prior to May 20, 2019, the Company’s consolidated results included the results of the Company’s majority-owned affiliate, Evolus, Inc. (“Evolus”), which was a wholly owned subsidiary of the Company prior to Evolus’ completion of an initial public offering (“IPO”) in February 2018. Upon Evolus’ IPO, the Company owned approximately 79% of Evolus’ outstanding common stock.

On May 20, 2019, the Company’s ownership percentage of Evolus’ common stock was reduced to approximately 36% and the Company determined that it no longer held a controlling financial interest in Evolus. The Company derecognized the assets and liabilities of Evolus in the accompanying consolidated financial statements effective May 20, 2019. See Note 3, “Deconsolidation of Evolus” for more information.

Prior to September 30, 2020, the Company’s consolidated results included the results of the Company’s wholly-owned affiliate, Alphaeon Credit. See Note 4, “Contribution and Distribution of Evolus, Alphaeon Credit and Zelegent” for more information.

All intercompany transactions and balances have been eliminated from the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes. The Company’s most significant estimates relate to the valuation of common stock and related stock-based compensation, the fair values of financial instruments and convertible notes, among others. Although the Company bases these estimates on historical experience, knowledge of current events and actions it may undertake in the future, and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments over the carrying values of assets and liabilities, this process may result in actual results differing materially from those estimated amounts used in the preparation of the financial statements.

In December 2019, a novel strain of coronavirus, which causes COVID-19, was identified. Due to the rapid and global spread of the virus, on March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. To slow the proliferation of COVID-19, governments implemented extraordinary measures, which included the mandatory closure of businesses, restrictions on travel and gatherings, and quarantine and physical distancing requirements. Due to the COVID-19 pandemic, there has been uncertainty and disruption in the global economy and financial markets. There were no significant estimates contained in the preparation of the Company’s consolidated financial statements or impacts to the Company’s consolidated financial statements for the year ended December 31, 2020 and the three months ended March 31, 2021 that were a result of the COVID-19 pandemic.

Risk and Uncertainties

The Company is subject to risks common to early-stage companies in the pharmaceutical industry including, but not limited to, dependency on the clinical and commercial success of its current and any future product candidates, ability to obtain regulatory approval of its current and any future product candidates, the need for substantial additional financing to achieve its goals, uncertainty of broad adoption of its approved products, if any, by physicians and patients and significant competition.

The Company relies on Daewoong Pharmaceuticals Co., Ltd. (“Daewoong”), a South Korean pharmaceutical manufacturer, as an exclusive and sole supplier to manufacture the Company’s sole product candidate. Any termination or loss of significant rights, including exclusivity, under the Company’s license and supply agreement with Daewoong (the “Daewoong Agreement”) would materially and adversely affect the Company’s

US-DOCS\125322156.5

AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

commercialization of its products. See Note 9, “Commitments and Contingencies” for a discussion of the Daewoong Agreement.

The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, including clinical trials delays and costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain it or treat COVID-19, as well as the economic impact on local, regional, national and international markets.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of March 31, 2021, the consolidated statements of operations and comprehensive income (loss), convertible preferred stock and deficit and cash flows for the three months ended March 31, 2020 and 2021 and the related footnote disclosures are unaudited. These unaudited interim financial statements have been prepared in accordance with U.S. GAAP and, in management’s opinion, on a basis consistent with the audited financial statements and reflect all adjustments, which only include normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of March 31, 2021 and its results of operations and comprehensive income (loss) and cash flows for the three months ended March 31, 2020 and 2021. The results for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or any other interim period.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company provides segment financial information and results for its segments based on the segregation of revenues and expenses that its chief operating decision makers review for purposes of allocating resources and evaluating its financial performance.

Prior to the deconsolidation of Evolus on May 20, 2019, the Company was organized into three operating and reportable segments — AEON Biopharma Core, Alphaeon Credit and Evolus. As of December 31, 2019, the Company was organized into two operating and reportable segments — AEON Biopharma Core and Alphaeon Credit. As of December 31, 2020 and March 31, 2021, the Company operates and manages its business as one operating and reportable segment. See Note 5, “Segment Information” for more information.

Deferred Initial Public Offering Costs

Specific incremental legal fees, accounting fees and other fees directly attributable to a proposed or actual offering of securities are deferred and charged against the gross proceeds of the offering. In the event the planned offering does not occur, the deferred offering costs would be expensed. As of December 31, 2019, $0.8 million of deferred offering costs were capitalized and included in “Other assets” in the accompanying consolidated balance sheet. During 2020, the Company incurred an additional $0.8 million of offering costs and wrote off $0.8 million of capitalized offering costs representing costs that no longer provided a future benefit, which were recorded in selling, general and administrative expenses. As of December 31, 2020 and March 31, 2021, $0.8 million and $0.9 million, respectively, of deferred offering costs primarily consisting of legal and accounting fees were capitalized and included in “Other assets” in the accompanying consolidated balance sheets.

Debt Issuance Costs and Debt Discount

Debt issuance costs include the costs of debt financings undertaken by the Company, including legal fees, accounting fees, redemption premiums and other direct costs of the financing. Debt issuance costs related to a recognized debt liability are presented in the consolidated balance sheets as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts, and are amortized to interest expense over the term of the related debt using the effective interest method. Further, debt discounts recognized as a result of the allocation of proceeds received from

US-DOCS\125322156.5

AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

a debt issuance to warrants issued in conjunction with the debt issuance are amortized to interest expense under the effective interest method over the life of the recognized debt liability.

Fair Value Option

Subsequent to the deconsolidation of Evolus on May 20, 2019, the Company elected to account for its retained equity investment in Evolus’ common stock at fair value. Subsequent changes in fair value were recorded as a component of non-operating income (loss) in the accompanying consolidated statements of operations and comprehensive income (loss).

The Company also elected to account for its convertible promissory notes issued in 2019 and 2020, which met the required criteria, at fair value at inception. Subsequent changes in fair value were recorded as a component of non-operating income (loss) in the accompanying consolidated statements of operations and comprehensive income (loss) or as a component of other comprehensive income (loss) for changes related to instrument-specific credit risk. As a result of electing the fair value option, direct costs and fees related to the convertible promissory notes were expensed as incurred.

Investments

The Company’s equity investments, with the exception of the previously retained equity investment in Evolus’ common stock that was accounted for at fair value, are accounted for under the equity method of accounting when the Company can exert significant influence and the Company’s ownership interest does not exceed 50%. The Company initially records equity method investments at cost and adjusts for the appropriate share of investee net earnings or losses.

Convertible Preferred Stock

The Company records convertible preferred stock at their respective issuance price, less issuance costs on the dates of issuance. The convertible preferred stock is classified outside of permanent equity as temporary equity in the accompanying consolidated balance sheets. Although the convertible preferred stock is not redeemable, upon certain change in control events that are outside of the Company’s control, including liquidation, sale or transfer of control of the Company, holders of the convertible preferred stock may have the right to receive their liquidation preference to any distribution of the proceeds under the terms of the Company’s amended and restated certificate of incorporation. The Company has not adjusted the carrying values of the convertible preferred stock to the liquidation preferences of such shares since it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying values to the redemption values will be made only when it becomes probable that such redemption will occur.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

Fair value measurements are based on a three-tiered valuation hierarchy, which is classified and disclosed by the Company in one of the three categories as follows:

•	Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
•

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly, or can be corroborated by observable market data for substantially the full term of the asset or liability; and

US-DOCS\125322156.5

AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

•	Level 3—Prices or valuation techniques that require unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Leases

The Company determines whether a contract is, or contains, a lease at inception. Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset during the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at lease commencement based upon the estimated present value of unpaid lease payments over the lease term using the Company’s incremental borrowing rate applicable to the underlying asset unless the implicit rate is readily determinable. The Company determines the lease term as the noncancellable period of the lease, and may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Leases with a term of 12 months or less are not recognized on the balance sheets.

Revenue Recognition

Revenue is recognized upon transfer of control of promised services in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The Company generated revenue from offering financing solutions to patients to pay for elective medical procedures within dentistry, dermatology, ophthalmology and plastic surgery through arrangements with financial institutions. The Company receives rebates from financial institutions for the financial solutions the Company offers to medical providers and patients and generally recognizes revenue at a point in time when patients obtain such financing solutions.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses consist primarily of costs associated with clinical studies including clinical trial design, clinical site reimbursement, data management, travel expenses and the cost of products used for clinical trials and internal and external costs associated with the Company’s regulatory compliance and quality assurance functions, including the costs of outside consultants and contractors that assist in the process of submitting and maintaining regulatory filings, and overhead costs. Additionally, research and development expenses include employee compensation, including stock-based compensation, supplies, consulting, prototyping, testing, materials, travel expenses and an allocation of facility overhead expenses. Costs incurred in obtaining technology licenses are charged to research and development expense as acquired in-process research and development if the technology licensed has not reached technological feasibility and has no alternative future use.

The Company accrues the expenses for its clinical trial activities performed by third parties, including clinical research organizations and other service providers, based upon estimates of the work completed over the life of the individual study in accordance with associated agreements. The Company determines these estimates through discussion with internal personnel and outside service providers as to progress or stage of completion of trials or services pursuant to contracts with clinical research organizations and other service providers and the agreed-upon fee to be paid for such services. Payments made to outside service providers in advance of the performance of the related services are recorded as prepaid expenses and other current assets until the services are rendered. As of March 31, 2021, $1.3 million of prepayments made to outside service providers were included in “Prepaid expenses and other current assets” in the accompanying unaudited consolidated balance sheet. Prepaid research and development was de minimis as of December 31, 2020 and zero as of December 31, 2019. There have been no material adjustments to the Company’s accrued estimates for clinical trial activities through December 31, 2020 and March 31, 2021.

US-DOCS\125322156.5

AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

Stock-Based Compensation

The Company recognizes compensation expense for all share-based awards. The Company accounts for stock-based compensation as measured at grant date, based on the fair value of the award. The Company measures the fair value of awards granted using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including the estimated fair value of common stock, the expected volatility of the Company’s common stock, expected risk-free interest rate, and the option’s expected life. The Company also evaluates the impact of modifications made to the original terms of equity awards when they occur.

The fair value of equity awards that are expected to vest is amortized on a straight-line basis over the requisite service period. Stock-based compensation expense is recognized net of actual forfeitures when they occur, as an increase to additional paid-in capital in the consolidated balance sheets and in selling, general and administrative or research and development expenses in the consolidated statements of operations and comprehensive income (loss). All stock-based compensation costs are recorded in the statements of operations and comprehensive income (loss) based upon the underlying employee’s role within the Company.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires, among other things, that deferred income taxes be provided for temporary differences between the tax basis of the Company’s assets and liabilities and their financial statement reported amounts. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and research and development credit carryforwards and are measured using the enacted tax rates and laws that will be in effect when such items are expected to reverse. A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized.

The Company records uncertain tax positions on the basis of a two-step process whereby (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying statements of operations and comprehensive income (loss). Any accrued interest and penalties related to uncertain tax positions will be reflected as a liability in the balance sheet.

Net Income (Loss) Per Share Attributable to Common Stockholders

The Company calculates basic and diluted net income (loss) per share to common stockholders in conformity with the two-class method required for companies with participating securities. The Company considers all series of convertible preferred stock to be participating securities as they participate in any dividends declared by the Company. Under the two-class method, undistributed earnings allocated to these participating securities are subtracted from net income in determining net income attributable to common stockholders. Net loss attributable to common stockholders is not allocated to convertible preferred stock as the holders of convertible preferred stock do not have a contractual obligation to share in losses.

During the three months ended March 31, 2020 and the year ended December 31, 2020, the Company distributed in-kind dividends to its stockholders. The Company adjusted net income (loss) by the amount of the in-kind dividends to calculate net income (loss) available to AEON common stockholders. There were no distributions in-kind during the year ended December 31, 2019 and the three months ended March 31, 2021.

Basic net income (loss) per share is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period, without consideration for potentially dilutive shares of common stock. Diluted net income (loss) per share is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares of common stock and potentially dilutive securities outstanding for the period using the “treasury stock”, “if converted” or “two-class” method if their inclusion would have been anti-dilutive. For purposes of the diluted net income (loss) per share calculation, convertible preferred stock, warrants, convertible notes and common stock options are considered as potentially dilutive securities.

US-DOCS\125322156.5

AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

For the year ended December 31, 2019, the calculation of net income attributable to AEON common stockholders considered the net income for AEON on a stand-alone basis plus the Company’s share of Evolus’ net loss during the period when Evolus was consolidated by the Company. To calculate the portion of Evolus’ net loss attributable to the Company’s ownership in Evolus for the year ended December 31, 2019, the Company multiplied Evolus’ loss per share by the weighted average shares the Company owned in Evolus during the period when Evolus was consolidated by the Company. As a result, net income available to AEON common stockholders used for the calculation of net income per share is different from net income attributable to AEON common stockholders in the consolidated statement of operations and comprehensive income for the year ended December 31, 2019.

Basic and diluted net income per share for 2019 was calculated as follows (in thousands, except per share amount):

	Weighted Average Shares Owned in Evolus	Evolus Net Loss per Share	AEON’s Portion of Evolus’ Net Loss
Year Ended December 31, 2019
Evolus’ net loss attributable to AEON’s ownership	15,269	$(1.17)	$(17,852)
AEON’s stand-alone net income			192,271
Undeclared dividend to convertible preferred stock stockholders			(11,353)
Undistributed earnings allocated to convertible preferred stock stockholders			(25,985)
Net income available to AEON common stockholders			$137,081

Weighted average shares of common stock outstanding - basic			112,160
Effect of dilutive shares issuable upon exercise of stock options			816
Weighted average shares of common stock outstanding - diluted			112,976

Earnings per share attributable to AEON Biopharma, Inc. common stockholders:
Basic			$1.22
Diluted			$1.21

Since the Company was in a loss position for the three months ended March 31, 2020 and the year ended December 31, 2020, basic net loss per share is the same as diluted net loss per share as the inclusion of all potentially dilutive common shares was anti-dilutive.

Basic and diluted net loss per share for the year ended December 31, 2020 was calculated as follows (in thousands, except per share amount):

Year Ended December 31, 2020
Net loss	$(32,913)
Dividend-in-kind to convertible preferred stock stockholders	(17,259)
Net loss available to AEON common stockholders	$(50,172)
Weighted average common shares outstanding, basic and diluted	112,145
Net loss per share attributable to AEON common stockholders, basic and diluted	$(0.45)

US-DOCS\125322156.5

AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

Basic and diluted net loss per share for the three months ended March 31, 2020 was calculated as follows (in thousands, except per share amount):

Three Months Ended March 31, 2020
Net loss	$(15,053)
Dividend-in-kind to convertible preferred stock stockholders	(16,854)
Net loss available to AEON common stockholders	$(31,907)
Weighted average common shares outstanding, basic and diluted	112,145
Net loss per share attributable to AEON common stockholders, basic and diluted	$(0.28)

Basic and diluted net income per share for the three months ended March 31, 2021 was calculated as follows (in thousands, except per share amount):

Three Months Ended March 31, 2021
Net income	$1,623
Undeclared dividend to convertible preferred stock stockholders	(1,623)
Net income available to AEON common stockholders	$0.00

Weighted average shares of common stock outstanding - basic	112,145
Effect of dilutive shares issuable upon exercise of stock options	1,665
Weighted average shares of common stock outstanding - diluted	113,810

Earnings per share attributable to AEON Biopharma, Inc. common stockholders:
Basic	$0.00
Diluted	$0.00

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted average shares outstanding because such securities have an anti-dilutive impact.

	December 31,		March 31,
	2019	2020	2020	2021
Convertible preferred stock outstanding	21,257,708	21,257,708	21,257,708	21,257,708
Convertible preferred stock warrants outstanding	342,011	342,011	342,011	342,011
Common stock options	3,521,984	10,516,525	16,205,101	2,755,111
	25,121,703	32,116,244	37,804,820	24,354,830

In addition, for the year ended December 31, 2019 and the three months ended March 31, 2021, shares of common stock issuable upon conversion of the Company’s outstanding convertible notes have been excluded from the computation of diluted weighted shares outstanding as the number of shares issuable is not determinable at this time.

Noncontrolling Interest

As of December 31, 2018, the Company owned approximately 56% of Evolus’ outstanding common stock. On May 20, 2019, the Company sold 4,000,000 shares of Evolus common stock for proceeds of $77.0 million, and repaid a portion of its outstanding convertible notes and accrued interests by distributing to holders of the convertible notes 1,307,940 shares of Evolus’ common stock, which reduced the Company’s ownership percentage of Evolus’ common stock to approximately 36%. As a result, the Company no longer had a controlling financial interest in Evolus. The Company derecognized the assets and liabilities of Evolus in the accompanying consolidated financial statements effective May 20, 2019.

US-DOCS\125322156.5

AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

The shares in Evolus owned by third parties represented an interest in Evolus’ equity that is not controlled by the Company. However, as the Company continued to maintain overall control of Evolus through its voting interest, the Company reflected the assets, liabilities and results of operations of Evolus in the accompanying consolidated financial statements until May 20, 2019, the date of Evolus deconsolidation. Noncontrolling interest attributable to other owners of Evolus’ common stock was recorded as a separate line on the accompanying consolidated statements of operations and comprehensive income (loss) and a separate line within equity (deficit) on the accompanying consolidated balance sheets. In addition, the Company accounted for stock-based compensation expense Evolus had recognized as an increase in noncontrolling interest and a decrease in additional paid-in-capital, as share-based payment awards Evolus grants, if exercised, would result in a decrease in the Company’s ownership interest in Evolus and an increase in noncontrolling interest.

In addition, ABP Sub Inc., the Company’s wholly owned subsidiary, grants stock options to certain employees and nonemployee consultants of ABP Sub Inc. The Company accounts for stock-based compensation expense recognized by ABP Sub Inc. as an increase in noncontrolling interest in the accompanying consolidated financial statements. See Note 13, “Share-based Compensation” for more information.

Contingencies

The Company may be, from time to time, a party to various disputes and claims arising from normal business activities. The Company continually assesses litigation to determine if an unfavorable outcome would lead to a probable loss or reasonably possible loss which could be estimated. The Company accrues for all contingencies at the earliest date at which the Company deems it probable that a liability has been incurred and the amount of such liability can be reasonably estimated. If the estimate of a probable loss is a range and no amount within the range is more likely than another, the Company accrues the minimum of the range. In the cases where the Company believes that a reasonably possible loss exists, the Company discloses the facts and circumstances of the litigation, including an estimable range, if possible.

Recently Adopted Accounting Standards

In December 2019, the Financial Accounting Standards Board (the “FASB”) issued an accounting standards update that simplified various aspects of the income tax accounting guidance related to intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplified aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarified the accounting for transactions that result in a step-up in the tax basis of goodwill, among other clarifications. The guidance became effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years, with early adoption permitted. The Company adopted the provisions of the guidance on January 1, 2021. The adoption did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued an accounting standards update that aligned the requirements for capitalizing implementation costs incurred in a cloud computing arrangement service contract with the requirements for capitalizing implementation costs incurred for an internal-use software license. The guidance became effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted. The Company adopted the provisions of the guidance prospectively on January 1, 2020. The adoption did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued an accounting standards update that amended the disclosure requirements on fair value measurement by adding, removing or modifying certain disclosures. This guidance became effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted. The Company adopted the provisions of the guidance on January 1, 2020. The adoption did not have a material impact on the Company’s consolidated financial statements.

US-DOCS\125322156.5

AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

New Accounting Standards Not Yet Adopted

In August 2020, the FASB issued an accounting standards update that simplified the accounting for certain financial instruments with characteristics of liabilities and equity by reducing the number of accounting models for convertible debt and convertible preferred stock instruments. It also amended the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modified how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted EPS computation. The guidance will be effective for the Company for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted for fiscal years beginning after December 15, 2020 but only if the adoption is as of the beginning of a fiscal year. The Company is currently evaluating the potential impact of adopting this guidance on the Company’s consolidated financial statements.

In June 2016, the FASB issued an accounting standards update that amended the guidance on the measurement of credit losses on financial instruments. The guidance amended the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain financial instruments. In November 2019, the FASB issued an update to the guidance to defer the effective date for all entities except SEC filers that are not smaller reporting companies to fiscal years beginning after December 15, 2022, including interim periods within those years. The Company does not expect the adoption of this guidance will have a material impact on the Company’s consolidated financial statements.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants, and the Securities and Exchange Commission (the “SEC”) did not, or are not believed by management to, have a material impact on the Company’s financial position, results of operations or cash flows.

Note 3.    Deconsolidation of Evolus

Prior to May 20, 2019, the Company owned approximately 56% of Evolus’ outstanding common stock and the Company’s consolidated financial statements included the consolidated results of Evolus’ operations. On May 20, 2019, the Company sold 4,000,000 shares of Evolus common stock for cash proceeds of $77.0 million and repaid a portion of its outstanding convertible notes and accrued interests by distributing to holders of the convertible notes 1,307,940 shares of Evolus’ common stock, reducing the Company’s ownership percentage of Evolus’ common stock to approximately 36%. The Company determined it no longer had a controlling financial interest in Evolus. Therefore, the Company derecognized the assets and liabilities in the accompanying consolidated financial statements effective May 20, 2019 and recognized a pretax gain of $254.1 million, which was recorded as a component of non-operating income (loss) in the accompanying consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2019.

The following table summarizes the calculation of the gain on deconsolidation of Evolus on May 20, 2019 (in thousands):

Amount
Cash proceeds	$77,000
Repayments of convertible notes and accrued interests	25,178
Fair value of retained equity investment in Evolus	173,123
Carrying amount of noncontrolling interest in Evolus	35,380
310,681
Carrying amount of Evolus' net assets	(56,575)
Gain on deconsolidation of Evolus	$254,106

The results of operations of Evolus from January 1, 2019 to May 20, 2019, the date of Evolus deconsolidation, are included in the accompanying consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2019. See Note 5, “Segment Information” for more information.

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AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

The Company elected to account for its retained equity investment in Evolus’ common stock subsequent to the deconsolidation of Evolus on May 20, 2019 at fair value. Subsequent changes in fair value were recorded as a component of non-operating income (loss) in the accompanying consolidated statements of operations and comprehensive income (loss). During the years ended December 31, 2019 and 2020, the Company recognized a (loss) gain of $(49.3) million and $0.3 million, respectively, related to the change in fair value of its retained equity investment in Evolus. During the three months ended March 31, 2020, the Company recognized a gain of $0.3 million related to the change in fair value of its retained equity investment in Evolus.

As of December 31, 2020, the Company no longer held any equity investment in Evolus’ common stock. As of December 31, 2019, the Company owned approximately 26% of Evolus’ outstanding common stock and the fair value of the equity investment was $105.4 million. The Company classified the equity investment as current in the accompanying consolidated balance sheet as of December 31, 2019, reflecting the timing of a subsequent contribution of the asset to Alphaeon 1 LLC in January 2020. See Note 4, “Contribution and Distribution of Evolus, Alphaeon Credit and Zelegent” for more information.

The following table provides summarized financial information of Evolus, the Company’s equity investment investee at December 31, 2019 (in thousands):

Financial Position
As of December 31,
2019
Assets:
Cash and cash equivalents	$109,892
Short-term investments	19,911
Intangible assets, net	59,638
Goodwill	21,208
Other assets	29,793
Total assets	$240,442
Liabilities and stockholders' equity:
Current liabilities	$24,439
Long-term debt, net of discounts and issuance costs	73,508
Other liabilities	63,038
Stockholders’ equity	79,457
Total liabilities and stockholders' equity	$240,442

Results of Operations
Year Ended December 31,
2019
Net revenues	$34,925
Product cost of sales (excludes amortization of intangible assets)	8,014
Operating expenses	125,858
Other expense	6,114
Loss before income taxes	(105,061)
Income tax benefit	(15,027)
Net loss	$(90,034)

On March 15, 2019, Evolus entered into a credit facility of up to $100.0 million with Oxford Finance. Pursuant to the terms of the credit facility the lender extended term loans to Evolus that were available in two advances. The first tranche of $75.0 million was funded on the closing date. The credit facility bears an annual interest rate equal to the greater of 9.5%, or the 30-day U.S. Dollar LIBOR rate plus 7.0%. At the closing date, Evolus incurred $1.1 million and $2.2 million in debt discounts and issuance costs related to the term loans, respectively. Debt discounts and issuance costs allocated to the first tranche of $75.0 million were amortized as interest expense using the effective interest method. Effective May 20, 2019, the Company derecognized the debt under the credit facility in the accompanying consolidated balance sheet.

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AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

Note 4.     Contribution and Distribution of Evolus, Alphaeon Credit and Zelegent

In January 2020, the Company formed a wholly owned subsidiary, named Alphaeon 1 LLC (A1). The Company’s Board of Directors approved the contribution of its interest in Evolus’ common stock to A1. At the time of this contribution, the Company owned 8,662,346 shares of Evolus, representing approximately 26% of the outstanding shares of Evolus. The Company then distributed all of the units of A1 to its current stockholders on a one common unit or one preferred unit for one share of its common stock or preferred stock, as applicable, basis. In connection with the distribution of the units of A1 to the Company’s stockholders, each of the holders of the Company’s 2019 Convertible Notes were granted contingent warrants by A1 to purchase shares of Evolus from A1. See Note 6, “Related Party Transactions” for further discussion.

As a result of the distribution, the Company no longer holds any membership interests in A1 nor any equity interest in Evolus. The Company derecognized the equity investment in Evolus from its balance sheet in January 2020 at the carrying value, which was the fair value. Upon the concurrent distribution to its current stockholders, the Company recorded an in-kind dividend of $105.8 million for the value equal to the fair value of the equity investment in Evolus.

In September 2020, the Company formed Alphaeon Credit HoldCo LLC (AC HoldCo) and contributed all of its stock in Alphaeon Credit to AC HoldCo in exchange for all the interests in AC HoldCo, which the Company then distributed to its stockholders, pro-rata. At the time of this contribution, the Company owned 100% of the outstanding stock of Alphaeon Credit. In connection with the contribution and distribution, AC HoldCo issued to the holders of the 2019 Convertible Notes a contingent warrant to purchase, upon a qualifying listing (defined as the Company’s first underwritten  public offering) or an event of default, the common stock of Alphaeon Credit. See Note 6, “Related Party Transactions” for further discussion. As a result, the Company no longer holds any interest in Alphaeon Credit or AC HoldCo.

In September 2020, the Company formed Zelegent HoldCo LLC (Z HoldCo) and contributed all of its equity investment in Zelegent, Inc. (Zelegent), a privately held clinical trial stage medical device manufacturer focusing on creating tools to treat disorders, to Z HoldCo in exchange for all the interests in Z HoldCo, which the Company then distributed to its shareholders, pro-rata. At the time of this contribution, the Company had approximately a 35% ownership interest in Zelegent. In connection with the contribution and distribution, Z HoldCo issued to the holders of the 2019 Convertible Notes a contingent warrant to purchase, upon a qualifying listing (defined as the Company’s first underwritten public offering ) or event of default, the common stock of Zelegent. See Note 6, “Related Party Transactions” for further discussion. As a result, the Company no longer holds any equity interest in Zelegent or Z HoldCo.

The Company derecognized the assets and liabilities of Alphaeon Credit and the equity investment in Zelegent from its consolidated balance sheet effective September 30, 2020 at the carrying value. Upon the concurrent distribution to its current stockholders of its interests in AC HoldCo and Z HoldCo, the Company recorded an in-kind dividend of $2.5 million for the value equal to the carrying amount of its investments in Alphaeon Credit and Zelegent.

Note 5.     Segment Information

Prior to the deconsolidation of Evolus on May 20, 2019, the Company was organized into three operating and reportable segments — AEON Biopharma Core, Alphaeon Credit and Evolus. AEON Biopharma Core segment is focused on the development of the Company’s proprietary botulinum toxin complex for debilitating medical conditions. The Alphaeon Credit segment offers financing solutions to patients to pay for elective medical procedures within dentistry, dermatology, ophthalmology and plastic surgery. Evolus is a performance beauty company with a focus on breakthrough products in the self-pay aesthetic market. As of December 31, 2019, the Company was organized into two operating and reportable segments — AEON Biopharma Core and Alphaeon Credit.

US-DOCS\125322156.5

AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

As discussed in Note 4, in September 2020, the Company contributed its equity investment in Zelegent and all its stock in Alphaeon Credit to Z HoldCo and AC HoldCo, respectively. The Company accounted for the transaction as a dividend-in-kind to its stockholders and derecognized the equity investment in Zelegent and the assets and liabilities of Alphaeon Credit in its consolidated balance sheet with a corresponding decrease to equity as of September 30, 2020. As of December 31, 2020 and March 31, 2021, the Company operates and manages its business as one operating and reportable segment.

The Company accounted for the equity investment in Zelegent under the equity method of accounting, which was included in the AEON Biopharma Core segment until September 30, 2020. As of December 31, 2019, the Company recorded an investment in Zelegent of $1.4 million. There had been no related party transactions between the Company and Zelegent. Upon the deconsolidation of Evolus, the retained equity investment in Evolus was included in the AEON Biopharma Core segment until the contribution of the asset to A1 in January 2020. See Note 4, “Contribution and Distribution of Evolus, Alphaeon Credit and Zelegent” for more information.

The following table provides income (loss) before income taxes by segment for the year ended December 31, 2019 (in thousands):

	AEON Biopharma Core	Alphaeon Credit	Evolus	AEON Total
Revenue:
Services	$—	$3,342	$—	$3,342
Other revenue	—	15	—	15
Total revenue	—	3,357	—	3,357
Operating costs and expenses:
Cost of revenue	—	1	—	1
Selling, general and administrative	7,621	2,109	36,307	46,037
Research and development	2,187	—	2,627	4,814
Change in fair value of contingent royalty obligation to Evolus Founders	—	—	5,596	5,596
Depreciation and amortization	—	—	875	875
Total operating costs and expenses	9,808	2,110	45,405	57,323
(Loss) income from operations	(9,808)	1,247	(45,405)	(53,966)
Other income (loss):
Interest income	—	—	720	720
Interest expense	(5,553)	—	(1,917)	(7,470)
Gain on deconsolidation of Evolus	254,106	—	—	254,106
Gain on transfer of equity investment at fair value	6,597	—	—	6,597
Change in fair value of equity investment	(49,299)	—	—	(49,299)
Change in fair value of convertible notes	(5,161)	—	—	(5,161)
Gain on equity-method investment	136	—	—	136
Other income, net	7	—	—	7
Total other income (loss)	200,833	—	(1,197)	199,636
Income (loss) before taxes	$191,025	$1,247	$(46,602)	$145,670

The Evolus segment included the results of operations of Evolus from January 1, 2019 to May 20, 2019, the date of Evolus’ deconsolidation.

US-DOCS\125322156.5

AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

The following table provides income (loss) before income taxes by segment for the year ended December 31, 2020 (in thousands):

	AEON Biopharma Core	Alphaeon Credit	AEON Total
Services revenue	$—	$2,518	$2,518
Operating costs and expenses:
Selling, general and administrative	9,993	1,594	11,587
Research and development	7,319	—	7,319
Total operating costs and expenses	17,312	1,594	18,906
(Loss) income from operations	(17,312)	924	(16,388)
Other income (loss):
Interest expense	(15)	—	(15)
Change in fair value of equity investment	346	—	346
Change in fair value of convertible notes	(5,498)	—	(5,498)
Loss on extinguishment of related party borrowings	(11,241)	—	(11,241)
Gain on PPP loan forgiveness	139	—	139
Loss on equity-method investment	(140)	—	(140)
Other (loss) income, net	(141)	25	(116)
Total other (loss) income	(16,550)	25	(16,525)
(Loss) income before taxes	$(33,862)	$949	$(32,913)

The Alphaeon Credit segment included the results of operations of Alphaeon Credit from January 1, 2020 to September 30, 2020, the date of the deconsolidation of Alphaeon Credit.

The following table provides income (loss) before income taxes by segment for the three months ended March 31, 2020 (in thousands):

	AEON Biopharma Core	Alphaeon Credit	AEON Total
Services revenue	$—	$737	$737
Operating costs and expenses:
Selling, general and administrative	2,684	506	3,190
Research and development	755	—	755
Total operating costs and expenses	3,439	506	3,945
(Loss) income from operations	(3,439)	231	(3,208)
Other income (loss):
Interest expense	(14)	—	(14)
Change in fair value of equity investment	346	—	346
Change in fair value of convertible notes	(899)	—	(899)
Loss on extinguishment of related party borrowings	(11,241)	—	(11,241)
Loss on equity-method investment	(57)	—	(57)
Other income, net	19	1	20
Total other (loss) income	(11,846)	1	(11,845)
(Loss) income before taxes	$(15,285)	$232	$(15,053)

Revenue within the Alphaeon Credit segment was generated in the United States, with revenue to one customer, Comenity Capital Bank, representing approximately 97.8%, 99.3% and 99.0%, respectively, of the Company’s revenue for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020.

US-DOCS\125322156.5

AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

The following table provides assets and liabilities by segment as of December 31, 2019 (in thousands):

	AEON Biopharma Core	Alphaeon Credit	AEON Total
ASSETS:
Current assets:
Cash	$6,205	$119	$6,324
Equity investment at fair value	105,421	—	105,421
Accounts receivables	—	267	267
Prepaid expenses and other current assets	92	41	133
Total current assets	111,718	427	112,145
Equity-method investment	1,429	—	1,429
Other assets	778	—	778
Total assets	$113,925	$427	$114,352

LIABILITIES:
Current liabilities:
Accounts payable	$1,015	$10	$1,025
Related party payable	21	—	21
Accrued expenses	789	114	903
Related party borrowings	14,490	—	14,490
Accrued interest on related party borrowings	756	—	756
Note payable	300	—	300
Total current liabilities	17,371	124	17,495
Convertible notes at fair value	15,161	—	15,161
Other liabilities	9,616	—	9,616
Total liabilities	$42,148	$124	$42,272

Note 6.   Related Party Transactions

Convertible Notes

In 2016, the Company entered into two separate debt transactions: (i) a Secured Convertible Bridge Note and Warrant Agreement (the “Bridge Note”) with one of its stockholders, Longitude Venture Partners II, L.P. (“Longitude”), with a principal amount of $2.5 million and (ii) a Secured Convertible Note Purchase Agreement (Purchase Agreement) with one of its stockholders, Dental Innovations BVBA (“Dental Innovations”), as collateral agent, pursuant to which the Company could issue up to an aggregate of $55.0 million (the “Note Facility” and together with the Bridge Note, the “Notes”). In April 2017, the Purchase Agreement was amended and restated to, among other things, set forth the terms for the issuance of up to $30.0 million in principal amount of Notes contemplated but not yet issued under the Note Facility.

The Notes, as amended from time to time, have substantially similar terms and pay interest monthly in arrears at a rate of ten percent (10%) per annum, subject to adjustment pursuant to the terms of the Notes. The Notes could be paid at a redemption price equal to 2.5 times the face amount of the Notes less any prepayment of principal and any principal amount of the Notes that could convert into shares of the Company on (i) maturity on December 23, 2018 or, if an extension event occurs, on June 23, 2019, (ii) a required prepayment event, or (iii) prepayment at any time at the Company’s election. Upon the occurrence of certain corporate events at the Company, at the election of the holder, the Notes would convert into a variable number of shares of the Company with an aggregate fair value equaling the principal value of the Notes or such Notes will continue to maturity as unsecured promissory notes with a reduced interest rate. The Company’s obligations under the Notes were secured by a first priority lien and security interest in substantially all of the Company’s assets.

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AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

In addition, pursuant to the terms of the Bridge Note, in 2016 the Company issued Longitude warrants to purchase 342,011 shares of the Company’s Series B convertible preferred stock at an exercise price of $7.3097 per share. The warrants are exercisable, in whole or in part, from the date of issuance and expire on May 31, 2023. The Company accounts for the warrants as a liability, which were initially recorded at their fair value of $0.8 million on the date of issuance and are subject to remeasurement at each subsequent balance sheet date. Any change in fair value of the warrants as a result of the remeasurement is recognized as a component of “Other income (loss), net” in the accompanying consolidated statements of operations and comprehensive income (loss). As of December 31, 2019 and 2020 and March 31, 2021, the estimated fair value of the warrants was $66,000, $37,000 and $30,000, respectively, which was included in “Other liabilities” in the accompanying consolidated balance sheets. During the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021, the Company recognized $(4,000), $29,000, $11,000 and $7,000 of (expense) income, respectively, related to the change in the estimated fair value of the warrants.

During 2018, the Company settled the total outstanding principal amount of $56.3 million, of which $48.3 million was paid in cash and $8.0 million was settled by the Company distributing to the holders of the Notes 573,888 shares of Evolus common stock previously held by the Company. As of January 1, 2019, total remaining note obligations outstanding were $84.4 million, representing the redemption premium of the Notes (1.5 times the total outstanding principal amount of $56.3 million). In the second quarter of 2019, the Company settled the remaining outstanding note obligations of $84.4 million plus accrued interest of $3.5 million, of which $62.7 million was paid in cash and $25.2 million was settled by the Company distributing to the holders of the Notes 1,307,940 shares of Evolus common stock previously held by the Company.

The redemption premium, representing 1.5 times the principal amount of the Notes, was accreted using the effective interest method over the term of the Notes and was recognized as interest expense. During 2019, the Company recorded $3.3 million as interest expense associated with the Notes.

Strathspey Crown Note

Since December 2013, the Company had been party to an intercompany credit line promissory note (the “Strathspey Crown Note”), pursuant to which SCH, the Company’s majority stockholder, had advanced borrowings to the Company to fund its capital requirements. The Strathspey Crown Note, as amended from time to time, allowed the Company to borrow up to $150.0 million and matured on June 30, 2019. Borrowings against the Strathspey Crown Note bear interest monthly at a rate per annum equal to the Applicable Federal Rate published by the Internal Revenue Service for such month for debt with semiannual compounding, compounded every six months.

As of January 1, 2019, the aggregate principal amount outstanding under the Strathspey Crown Note was $50.0 million with accrued interest of $2.0 million. During the second quarter of 2019, the Company paid $39.0 million of the outstanding principal amount of the Strathspey Crown Note, of which $14.0 million was paid in cash and $25.0 million was settled by the Company distributing to SCH 1,298,701 shares of Evolus common stock previously held by the Company. The Company recognized a gain of $6.6 million on this transaction, which was recorded as a component of non-operating income (loss) in the accompanying consolidated statements of operations and comprehensive income (loss).

On June 30, 2019, the Strathspey Crown Note was amended, which set forth the total remaining outstanding balance to be $15.0 million with an interest rate of 10% per annum from July 1, 2019 to December 31, 2019 and 20% per annum from January 1, 2020 to March 31, 2020. All unpaid outstanding principal balance and accrued and unpaid interest were due and payable on March 31, 2020. Prior to the amendment, the outstanding principal amount of the Strathspey Crown Note was $11.0 million plus accrued interest of $2.5 million.

The Company accounted for the amendment as a debt modification and accreted the incremental borrowing cost of $1.5 million using the effective interest method over the remaining term of the Strathspey Crown Note as interest expense recorded in the accompanying consolidated statements of operations and comprehensive (loss) income. The incremental borrowing cost represents the difference between the outstanding principal amount of $15.0 million upon the amendment and the outstanding principal amount of $11.0 million plus accrued interest of $2.5 million prior to the amendment. For the year ended December 31, 2019, the Company recognized $2.3 million of interest expense,

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AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

including $1.0 million of accretion for the incremental borrowing cost. As of December 31, 2019, the principal amount outstanding under the Strathspey Crown Note was $15.0 million with accrued interest of $0.8 million. As of December 31, 2019, the unamortized borrowing cost was $0.5 million, which is presented as a deduction to the note balance.

Effective as of January 2, 2020, the Company and SCH cancelled all obligations under the Strathspey Crown Note and in exchange the Company issued a convertible promissory note to SCH (the “SCH Convertible Note”) with a principal amount of $17.5 million. The Company accounted for the debt exchange as an extinguishment of the Strathspey Crown Note and recognized a loss on debt extinguishment of $11.2 million, representing the difference between the fair value of the SCH Convertible Note of $26.5 million at January 2, 2020 and total obligations outstanding under the Strathspey Crown Note of $15.8 million less the unamortized borrowing cost of $0.5 million. See below for additional discussion of the SCH Convertible Note.

2019 Debt Financings

In June 2019, the Company entered into a senior unsecured note purchase agreement (the “Original 2019 Note Purchase Agreement”), with Dental Innovations, pursuant to which the Company issued Dental Innovations a promissory note (the “Original 2019 Note”) with a principal amount of $5.0 million. Pursuant to the terms of the Original 2019 Note, the Company was required to repay a total of $8.75 million, representing all principal and interest owed, upon the earliest to occur of (i) June 19, 2022, (ii) Dental Innovations’ demand for repayment following the Company’s completion of an initial public offering and (iii) the Company’s election to repay the Original 2019 Note in full.

Under the Original 2019 Note Purchase Agreement, Dental Innovations committed to purchase from the Company an additional promissory note with a principal amount of $5.0 million, subject to the Company issuing and selling an additional promissory note with a principal amount of $5.0 million to a lender not affiliated with Dental Innovations. Any such additional promissory notes would have the same payment terms as the Original 2019 Notes.

In December 2019, the Company entered into an amendment to the Original 2019 Note Purchase Agreement that provided for the exchange of the Original 2019 Note for a convertible promissory note with a principal amount of $5.0 million. In addition, Dental Innovations was no longer committed to purchase from the Company an additional promissory note with a principal amount of $5.0 million subject to the Company issuing and selling an additional promissory note with a principal amount of $5.0 million to a lender not affiliated with Dental Innovations. In December 2019, the Company issued and sold five additional convertible promissory notes, each with a principal amount of $1.0 million, including one to SCH and one to a member of the Company’s board of directors (all such convertible promissory notes, the “2019 Convertible Notes”).

The Company’s payment and performance under the 2019 Convertible Notes are guaranteed by ABP Sub Inc., its wholly owned subsidiary. Pursuant to the terms of the 2019 Convertible Notes, the Company is required to repay 175% of the principal amount to the holders on the third anniversary of their issuance. In the event of an underwritten public offering of the Company’s common stock, the 2019 Convertible Notes will automatically convert into a number of shares of the Company’s common stock equal to 175% of the principal amount of the 2019 Convertible Notes, divided by the per share price at which shares are offered to the public in such offering.

Due to certain embedded features within the 2019 Convertible Notes, the Company elected to account for the 2019 Convertible Notes and all their embedded features at fair value at inception. Subsequent changes in fair value are recorded as a component of non-operating income (loss) in the accompanying consolidated statements of operations and comprehensive income (loss) or as a component of other comprehensive income (loss) for changes to instrument-specific credit risk.

In January 2020, in connection with the distribution of the units of A1 to the Company’s stockholders, each of the holders of the Company’s 2019 Convertible Notes were granted contingent warrants by A1 to purchase shares of Evolus from A1. The contingent warrants are exercisable at the option of the holders only prior to the Company’s first underwritten public offering of common stock under the Securities Act of 1933, as amended (the “Securities Act”), or upon an event of default under the 2019 Convertible Notes. The 2019 Convertible Notes were concurrently amended to provide the noteholders the option, prior to the notes’ conversion, to cancel a portion of the indebtedness represented

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AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

by such noteholder’s 2019 Convertible Note and receive a number of shares of Evolus from A1 having a market value equal to the value of such cancelled indebtedness, in lieu of automatic conversion of all of the noteholder’s 2019 Convertible Note into shares of the Company’s common stock. The amount of cancelled indebtedness that can be so applied in exercise of the contingent warrant is capped as the ratio that the value of Evolus shares held by A1 bears to the combined value of (i) the Evolus shares held by A1 and (ii) the Company immediately prior to consummation of the Company’s first underwritten public offering of common stock under the Securities Act.

In September 2020, in connection with the distribution of the units of AC HoldCo and Z HoldCo to the Company’s stockholders, each of the holders of the Company’s 2019 Convertible Notes were granted contingent warrants by AC HoldCo and Z HoldCo to purchase shares of Alphaeon Credit and Zelegent from AC HoldCo and Z HoldCo. The contingent warrants are exercisable at the option of the holders only prior to the Company’s first underwritten public offering of common stock under the Securities Act, or upon an event of default under the 2019 Convertible Notes. The 2019 Convertible Notes were concurrently amended to provide the noteholders the option, prior to the notes’ conversion, to cancel a portion of the indebtedness represented by such noteholder’s 2019 Convertible Note and receive a number of shares of Alphaeon Credit and/or Zelegent from AC HoldCo and Z HoldCo having a market value equal to the value of such cancelled indebtedness, in lieu of automatic conversion of all of the noteholder’s 2019 Convertible Note into shares of the Company’s common stock. The amount of cancelled indebtedness that can be so applied in exercise of the contingent warrant is capped as the ratio of aggregate indebtedness held by the convertible note holder as a proportion of the value of Alphaeon Credit or Zelegent to the value of the Company.

As of December 31, 2020 and March 31, 2021, no contingent warrants were exercised by the Company’s stockholders to reduce the Company’s convertible note obligations. During the twelve months ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021, the Company recognized $5.2 million, $0.5 million, $0.3 million and $0.1 million, respectively, of expense related to the increase in the fair value of the 2019 Convertible Notes. As a result of electing the fair value option, direct costs and fees related to the 2019 Convertible Notes were expensed as incurred. As of December 31, 2019 and 2020 and March 31, 2021, the principal amount outstanding under the 2019 Convertible Notes was $10.0 million with an estimated fair value of $15.2 million, $15.7 million and $15.8 million, respectively.

SCH Convertible Note

Effective as of January 2, 2020, the Company issued the SCH Convertible Note with a principal amount of $17.5 million in exchange for the cancellation of all obligations under the Strathspey Crown Note. The Company’s payment and performance under the SCH Convertible Note are guaranteed by ABP Sub Inc. Pursuant to the terms of the SCH Convertible Note, the Company is required to repay 175% of the principal amount to SCH on the third anniversary of its issuance. In the event of an underwritten public offering of the Company’s common stock, the SCH Convertible Note will automatically convert into a number of shares of the Company’s common stock equal to 175% of the principal amount of the SCH Convertible Note, divided by the per share price at which shares are offered to the public in such offering.

Due to certain embedded features within the SCH Convertible Note, the Company elected to account for the SCH Convertible Note and the embedded features at fair value at inception. Subsequent changes in fair value are recorded as a component of non-operating income (loss) in the accompanying consolidated statements of operations and comprehensive income (loss) or as a component of other comprehensive income (loss) for changes to instrument-specific credit risk. During the twelve months ended December 31, 2020 and the three months ended March 31, 2020 and 2021, the Company recognized $0.8 million, $0.6 million and $0.1 million, respectively, of expense related to the increase in the fair value of the SCH Convertible Note. As a result of electing the fair value option, any direct costs and fees related to the SCH Convertible Note were expensed as incurred. The estimated fair value of the SCH Convertible Note was $26.5 million as of January 2, 2020. As of December 31, 2020 and March 31, 2021, the principal amount outstanding under the SCH Convertible Note was $17.5 million with an estimated fair value of $27.3 million and $27.4 million, respectively.

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AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

Contingent Obligations Related to the Acquisition of Evolus

In connection with its acquisition of Evolus in 2013, SCH and the Company entered into a stock purchase agreement (the “Stock Purchase Agreement”) with the Evolus Founders, pursuant to which SCH and the Company were obligated to make certain contingent payments to the Evolus Founders. In December 2017, SCH and the Company entered into an amended purchase agreement with the Evolus Founders, whereby Evolus also joined as a contractual party. Under the amended purchase agreement, the contingent payment obligations were assumed by Evolus upon the completion of its IPO and were revised to consist of (i) an approximately $9.2 million up-front payment upon obtaining U.S. Food and Drug Administration (“FDA”) approval for DWP-450, Evolus’ product candidate, for the treatment of glabellar lines, (ii) quarterly royalty payments of a low single-digit percentage of net sales of DWP-450 within the United States, (iii) quarterly royalty payments of a low single-digit percentage of net sales of DWP-450 outside of the United States, and (iv) a $20.0 million promissory note that will mature on the 2.5 years anniversary of the first commercial sale of DWP-450 in the United States. The $9.2 million up-front payment was paid in full in February 2019 by Evolus.

Under the amended purchase agreement, Evolus also paid one-time bonuses of $1.6 million to certain current and former employees upon FDA approval of Jeuveau in February 2019. The payment is included in research and development expenses in the accompanying statements of operations and comprehensive income (loss) for the year ended December 31, 2019.

During the twelve months ended December 31, 2019, the Company recognized $5.6 million in operating expenses related to the change in the fair value of the contingent royalty obligation and $0.4 million interest expense related to the contingent promissory note. Evolus is solely responsible for the contingent obligations related to the acquisition of Evolus. Effective May 20, 2019, the Company derecognized the contingent royalty obligation payable to the Evolus Founders and the contingent promissory note payable to the Evolus Founders in the accompanying consolidated balance sheets.

Clarion Unwind Fee

In 2014, the Company acquired all outstanding voting equity interests of Clarion Medical Technologies Inc. (“Clarion”) pursuant to a shareholders’ agreement (the “Shareholders’ Agreement”). The Shareholders’ Agreement provided the previous equity holders of Clarion the right (the “Unwind Right”) to an unwind fee of approximately $9.55 million (the “Unwind Fee”) to unwind the Company’s acquisition of Clarion. In 2016, the previous equity holders of Clarion exercised the Unwind Right and the Unwind Fee became a joint and several obligation of the Company and SCH, its majority stockholder.

In November 2017, the Company and SCH entered into a side letter and guarantee agreement (“Side Letter”) with Clarion and the previous equity holders of Clarion in which the Company agreed to cause Evolus to enter into an exclusive distribution and supply agreement, dated as of November 30, 2017 (the “Distribution Agreement”) with Clarion. The Distribution Agreement provided terms pursuant to which Evolus would exclusively supply DWP-450 to Clarion in Canada, if Evolus obtained the necessary regulatory approval from Health Canada. Evolus received approval from Health Canada in August 2018 for the temporary improvement in the appearance of moderate to severe glabellar lines in adult patients under 65 years of age. The Distribution Agreement also sets forth that a portion of the proceeds received by Evolus from each unit of DWP-450 purchased by Clarion shall be paid directly to the previous equity holders of Clarion, and will reduce, on a dollar-for-dollar basis, the amount of the Unwind Fee owed by the Company until paid in full.

Pursuant to the Side Letter, the Company and SCH are obligated to pay the Unwind Fee upon an acceleration event within 30 days of such event. For purposes of the Side Letter, each of the following events constitutes an acceleration event (each, an Acceleration Event): (i) the Unwind Fee is not paid in full by December 31, 2022, (ii) there is a material default of obligations by Evolus under the Distribution Agreement, (iii) a claim or interruption of more than 60 days occurs under the Distribution Agreement that impairs Clarion’s ability to sell DWP-450 in Canada as the sole distributor, (iv) an initial public offering or any change in control involving the Company or Evolus that results in either company receiving net proceeds of $700 million, (v) the bankruptcy or assignment for the benefit of creditors of the Company or Evolus, or (vi) the termination of the License and Supply Agreement, dated as of September 30, 2013, as amended (the “Evolus Supply Agreement”), by and between Evolus and Daewoong.

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AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

In addition, pursuant to the Side Letter, the Company and SCH re-affirmed to the previous equity holders of Clarion the obligation of the Company and SCH to pay the Unwind Fee should Evolus fail to supply DWP-450 to Clarion or cause the Distribution Agreement to terminate. The Company and SCH further agreed to pay the unpaid amount of the Unwind Fee on December 31, 2022, if demanded by the previous equity holders of Clarion.

As of December 31, 2020, no amounts had been paid towards the Unwind Fee, which was included in “Other liabilities” in the accompanying consolidated balance sheets.

On March 23, 2021, Evolus, Clarion, and Daewoong entered into an addendum to the Distribution Agreement to provide for Clarion to purchase Jeuveau directly from Daewoong. As a result, the Company’s obligation under the Distribution Agreement to pay the Unwind Fee to the previous equity holders of Clarion was cancelled. The Company recognized a gain on cancellation of the Unwind Fee of $9.55 million during the three months ended March 31, 2021 with a corresponding decrease in other liabilities in the accompanying consolidated financial statements.

Shared Services Agreements with Strathspey Crown Limited, LLC

In August 2019, the Company entered into services agreements with Strathspey Crown Limited, LLC, an affiliate of SCH with an effective date of January 2019. Pursuant to the services agreements, Strathspey Crown Limited, LLC provides the Company certain administrative and development support services, including certain general management, communication, human resources, office, rent and information technology services. The Company pays Strathspey Crown Limited, LLC an allocable share of the actual cost incurred by Strathspey Crown Limited, LLC in providing such services, plus a 10% markup, as well as an allocable share of Strathspey Crown Limited, LLC’s overhead expenses, including office rent, depreciation, maintenance, utilities and supplies. The services agreements have a one-year term and will renew for successive one-year terms unless sooner terminated by either party. The Company or Strathspey Crown Limited, LLC may terminate the services agreements upon sixty days’ notice to the other party. For the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021, $0.4 million, $0.6 million, $0.2 million and $0.1 million, respectively, of costs related to the shared services agreements were included in selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income (loss).

Note 7.    Daewoong Convertible Notes

In August 2020, the Company entered into a Convertible Promissory Note Purchase Agreement with Daewoong (the “Daewoong Purchase Agreement”), pursuant to which the Company issued Daewoong two subordinated convertible promissory notes (collectively, the “Daewoong Convertible Notes”) with an aggregate principal amount of $25.0 million. The Daewoong Convertible Notes have similar terms, of which one was issued on August 27, 2020 with a principal amount of $10.0 million and the other was issued on September 18, 2020 with a principal amount of $15.0 million. The Daewoong Convertible Notes are unsecured and subordinated to the Company’s 2019 Convertible Notes. The Company’s payment and performance under the Daewoong Convertible Notes are guaranteed by ABP Sub Inc., its wholly owned subsidiary.

The Daewoong Convertible Notes bear interest daily at 3% per annum with semiannual compounding. Interest is paid in-kind by adding the accrued amount thereof to the principal amount on a semi-annual basis on June 30th and December 31st of each calendar year for so long as any principal amount remains outstanding (such paid in-kind interest, in the aggregate at any time, the “PIK Principal”). The Daewoong Convertible Notes mature on September 18, 2025.

Pursuant to its terms, Daewoong may elect to convert all of the then outstanding principal amount and all accrued and unpaid interest into the Company’s common stock at any time following the date that is 12 months after September 18, 2020, provided, that such election shall be made at the same time with respect to all notes issued to Daewoong. The number of shares issuable upon any conversion shall be equal to (i) the outstanding principal amount (excluding PIK Principal) divided by $25.0 million and (ii) multiplied by 9.99% of the aggregate of all of the shares of the Company’s common stock then outstanding, the Company’s common stock issuable upon conversion or exercise of all of the outstanding convertible or exercisable securities, all outstanding vested or unvested options or warrants to

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AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

purchase the Company’s capital stock, but excluding all out-of-the-money options, and all shares of common stock issuable upon conversion of any convertible debt (whether or not such debt is convertible at such time).

Immediately prior to an initial public offering, all of the then outstanding principal amount and accrued and unpaid interest under the Daewoong Convertible Notes will automatically convert into shares of the Company’s common stock. The number of shares of common stock issuable upon conversion of the Daewoong Convertible Notes is equal to (i) the outstanding principal amount (excluding PIK Principal) divided by $25.0 million and (ii) multiplied by the greater of (A) 9.99% of the pre-IPO shares of the Company, and (B) that number of shares having an aggregate value of $20.0 million immediately prior to the IPO based upon a price per share of such common stock issued to the public in the IPO; provided, however, that in no event shall Daewoong’s ownership exceed 15% of the pre-IPO shares of the Company after taking into account conversion of the Daewoong Convertible Notes. In the event, and only in the event, that shares of the Company are sold in the IPO whereby the pre-money valuation of the Company is $200.0 million or greater, within five business days of the conversion of the Daewoong Convertible Notes, the Company shall pay to Daewoong the PIK Principal plus all accrued and unpaid interest either in cash or by the issuance of additional shares of common stock at the price per share in the IPO, which payment method shall be at the Company’s sole election.

Due to certain embedded features within the Daewoong Convertible Note, the Company elected to account for the Daewoong Convertible Note, including paid-in-kind principal and interest, and the embedded features at fair value at inception. Subsequent changes in fair value are recorded as a component of non-operating income (loss) in the accompanying consolidated statements of operations and comprehensive income (loss) or as a component of other comprehensive income (loss) for changes to instrument-specific credit risk. During the twelve months ended December 31, 2020 and the three months ended March 31, 2021, the Company recognized $4.2 million and $(20,000) of expense (income), respectively, related to the increase (decrease) in the fair value of the Daewoong Convertible Note. As a result of electing the fair value option, any direct costs and fees related to the Daewoong Convertible Note were expensed as incurred. As of December 31, 2020 and March 31, 2021, the principal amount outstanding (excluding the PIK Principal) under the Daewoong Convertible Note was $25.0 million with an estimated fair value of $29.2 million and $29.1 million, respectively.

In May 2021, the Daewoong Purchase Agreement was amended to provide for the issuance of an additional subordinated convertible promissory note by the Company to Daewoong at an initial principal amount of $5.0 million. The subordinated convertible promissory note was issued with terms similar to the two subordinated convertible promissory notes issued in 2020 and matures on May 12, 2026.

Pursuant to the terms of the amended Daewoong Purchase Agreement, Daewoong may elect to convert all of the then outstanding principal amount and all accrued and unpaid interest into the Company’s common stock at any time following the date that is 12 months after September 18, 2020, provided, that such election shall be made at the same time with respect to all notes issued to Daewoong. The number of shares of common stock issuable upon conversion is equal to (i) the outstanding principal amount (excluding PIK Principal) divided by $30.0 million and (ii) multiplied by 11.99% of the aggregate of all of the shares of the Company’s common stock then outstanding, the Company’s common stock issuable upon conversion or exercise of all of the outstanding convertible or exercisable securities, all outstanding vested or unvested options or warrants to purchase the Company’s capital stock, but excluding all out-of-the-money options, and all shares of common stock issuable upon conversion of any convertible debt (whether or not such debt is convertible at such time).

In addition, immediately prior to an initial public offering, all of the then outstanding principal amount and accrued and unpaid interest under the convertible notes will automatically convert into shares of the Company’s common stock. The number of shares of common stock issuable upon conversion of the convertible notes is equal to (i) the outstanding principal amount (excluding PIK Principal) divided by $30.0 million and (ii) multiplied by the greater of (A) 11.99% of the pre-IPO shares of the Company, and (B) that number of shares having an aggregate value of $24.0 million immediately prior to the IPO based upon a price per share of such common stock issued to the public in the IPO; provided, however, that in no event shall Daewoong’s ownership exceed 18% of the pre-IPO shares of the Company after taking into account conversion of the Daewoong Convertible Notes.

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AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

Note 8.    Fair Value Measurements

The Company measures fair value based on the prices that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The carrying value of cash, accounts receivables, accounts payable, accrued liabilities, related party borrowings and notes payable approximate fair value because of the short-term nature of those instruments. The fair value of the Company’s equity-method investment in Zelegent was estimated to be $1.4 million as of December 31, 2019 based on information provided by the equity-method investee, which was based on level 2 inputs within the fair value hierarchy. The following are other financial assets and liabilities that are measured at fair value on a recurring basis.

Equity Investment at Fair Value

The equity investment in Evolus was valued using its quoted stock price from the National Association of Securities Dealers Automated Quotation System at the reporting date and was classified within level 1 of the fair value hierarchy. The following table provides a reconciliation of the change in the equity investment at fair value in Evolus’ common stock (in thousands):

Balance at January 1, 2019	$—
Equity investment at fair value upon deconsolidation of Evolus	173,123
Sale of equity investment at fair value	(18,403)
Change in fair value of equity investment	(49,299)
Balance at December 31, 2019	105,421
Change in fair value of equity investment	346
Distribution of equity investment to stockholders	(105,767)
Balance at December 31, 2020	$—

Convertible Notes at Fair Value

During the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021, the Company recognized $5.2 million, $0.5 million, $0.3 million and $0.1 million, respectively, of expense related to the increase in the fair value of the 2019 Convertible Notes. As of December 31, 2019 and 2020 and March 31, 2021, the principal amount outstanding under the 2019 Convertible Notes was $10.0 million with an estimated fair value of $15.2 million, $15.7 million and $15.8 million, respectively.

During the year ended December 31, 2020 and the three months ended March 31, 2020 and 2021, the Company recognized $0.8 million, $0.6 million and $0.1 million, respectively, of expense related to the increase in the fair value of the SCH Convertible Note. As of December 31, 2020 and March 31, 2021, the principal amount outstanding under the SCH Convertible Note was $17.5 million with an estimated fair value of $27.3 million and $27.4 million, respectively.

During the year ended December 31, 2020 and the three months ended March 31, 2021, the Company recognized $4.2 million and $(20,000) of expense (income), respectively, related to the increase (decrease) in the fair value of the Daewoong Convertible Notes. As of December 31, 2020 and March 31, 2021, the principal amount outstanding under the Daewoong Convertible Notes was $25.0 million with an estimated fair value of $29.2 million and $29.1 million, respectively.

The fair value of the convertible notes is determined based on Level 3 inputs using a scenario-based analysis that estimates the fair value of the convertible notes based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the noteholders, including various initial public offering, settlement, equity financing, corporate transaction and dissolution scenarios. The significant unobservable input assumptions that can significantly change the fair value include (i) the weighted average cost of capital, (ii) the timing of payments, (iii) the discount for lack of marketability, (iv) the probability of certain corporate

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AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

scenarios, and (v) the long-term pretax operating margin. During the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and March 31, 2021, the Company utilized discount rates ranging from 15% to 20%, 15% to 23%, 15% to 20% and 15% to 23%, respectively, reflecting changes in the Company’s risk profile and time-to-maturity probability of the convertible notes.

Preferred Stock Warrant Liability

In 2016, the Company issued Longitude warrants to purchase 342,011 shares of the Company’s Series B convertible preferred stock at an exercise price of $7.3097 per share. The Company accounts for the warrants as a liability, which were initially recorded at their fair value of $0.8 million on the date of issuance and are subject to remeasurement at each subsequent balance sheet date. Any change in fair value of the warrants as a result of the remeasurement is recognized as a component of “Other income (loss), net” in the accompanying consolidated statements of operations and comprehensive income (loss).

The fair value of the warrant liability is determined based on Level 3 inputs using the Black-Scholes option-pricing model, which includes expected volatility, risk-free interest rate, expected life and expected dividend yield. The following table provides a reconciliation of the change in the warrant liability (in thousands):

Balance at January 1, 2019	$62
Change in the estimated fair value of the warrant liability	4
Balance at December 31, 2019	66
Change in the estimated fair value of the warrant liability	(29)
Balance at December 31, 2020	37
Change in the estimated fair value of the warrant liability	(7)
Balance at March 31, 2021	$30

Contingent Royalty Obligation Payable to Evolus Founders

The fair value of the contingent royalty obligation payable to Evolus Founders is determined based on Level 3 inputs using a discounted cash flow method. Changes in the fair value of the contingent royalty obligation are determined each period end and recorded in operating expenses in the accompanying consolidated statements of operations and comprehensive (loss) income and in non-current liabilities in the accompanying consolidated balance sheets. The significant unobservable input assumptions that can significantly change the fair value include (i) timing of the FDA approval of Evolus’ product, (ii) projected and timing of net revenues during the payment period, which will terminate for the quarter following the 10 year anniversary of the first commercial sale of Evolus’ product in the United States, (iii) the discount rate, and (iv) the timing of payments. During the period from January 1, 2019 to May 20, 2019, Evolus utilized discount rates ranging from 16% to 25%, reflecting changes in Evolus’ risk profile. Net revenue projections were also updated to reflect changes in the timing of expected regulatory approval and commercialization.

The following table provides a reconciliation of the change in the contingent royalty obligation payable to Evolus Founders for the period from January 1, 2019 to May 20, 2019 (in thousands):

Balance at January 1, 2019	$50,200
Change in the estimated fair value of the contingent royalty obligation	5,596
Deconsolidation of Evolus	(55,796)
Balance at December 31, 2019	$—

At January 1, 2019, Evolus had a $20.0 million contingent promissory note payable under the Amended Purchase Agreement to the Evolus Founders, which matures 2.5 years after the anniversary date of the first commercial sale of Evolus’ product in the United States. Evolus measures the fair value of this contingent promissory note at present value based on Level 2 inputs, using a discount rate for similar rated debt securities and an estimated date that Evolus believes the contingent promissory note will mature. Accretion related to the contingent promissory note was recorded

US-DOCS\125322156.5

AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

as interest expense. During the twelve months ended December 31, 2019, the Company recognized $0.4 million as interest expense. Effective May 20, 2019, the Company derecognized the contingent promissory note payable in the accompanying consolidated balance sheets.

Note 9.    Commitments and Contingencies

Operating Leases

The Company subleases office space from SCH pursuant to shared services agreements entered into in August 2019 with Strathspey Crown Limited, LLC, an affiliate of SCH, with an effective date of January 2019. The services agreements have a one-year term and will renew for successive one-year terms unless sooner terminated by either party upon sixty days’ notice to the other party. The Company accounted for the office lease as a short-term lease and incurred operating lease costs of $0.1 million and $0.2 million, respectively, for the years ended December 31, 2019 and 2020, and $42,000 and $25,000, respectively, for the three months ended March 31, 2020 and 2021.

Included in selling, general and administrative expenses for the year ended December 31, 2019 was $0.4 million of operating lease costs related to Evolus’ office leases from January 1, 2019 to May 20, 2019.

Daewoong License and Supply Agreement

On December 20, 2019, the Company entered the Daewoong Agreement, pursuant to which Daewoong agreed to manufacture and supply ABP-450 and grant the Company an exclusive license for therapeutic indications to import, distribute, promote, market, develop, offer for sale and otherwise commercialize and exploit ABP-450 in the United States, the European Union, the United Kingdom, Canada, Australia, Russia, the Commonwealth of Independent States and South Africa (collectively the “covered territories”).

Daewoong has agreed to supply the Company with ABP-450 at an agreed-upon transfer price, with no milestone or royalty payments and no minimum purchase requirements. Daewoong is responsible for all costs related to the manufacturing of ABP-450, including costs related to the operation and upkeep of its manufacturing facility, and the Company is responsible for all costs related to obtaining regulatory approval, including clinical expenses, and commercialization of ABP-450. The Company’s exclusivity is subject to its exercise of commercially reasonable efforts to: (i) achieve all regulatory approvals necessary for ABP-450 to be marketed in the territory for therapeutic indications and (ii) commercialize ABP-450 in the territory for therapeutic indications. During the term of the Daewoong Agreement, the Company cannot purchase, sell or distribute any competing products in a covered territory or sell ABP-450 outside a covered territory.

The initial term of the Daewoong Agreement is from December 20, 2019 to the later of (i) the fifth anniversary of approval from the relevant governmental authority necessary to market and sell ABP-450 or (ii) December 20, 2029, and automatically renews for unlimited additional three-year terms, provided the Daewoong Agreement is not earlier terminated. The Daewoong Agreement will terminate upon written notice by either the Company or Daewoong upon a continuing default that remains uncured within 90 days (or 30 days for a payment default) by the other party, or without notice upon the bankruptcy or insolvency of the Company.

Legal Proceedings

The Company, from time to time, is involved in various litigation matters or regulatory encounters arising in the ordinary course of business that could result in unasserted or asserted claims or litigation. Other than as described below, the Company is not subject to any currently pending legal matters or claims that would have a material adverse effect on its accompanying financial position, results of operations or cash flows.

US-DOCS\125322156.5

AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but have not yet been made. The Company accrues a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. No amounts were accrued as of December 31, 2020 and March 31, 2021.

Superior Court Medytox Litigation

Evolus, the Company, SCH and Daewoong are defendants to a lawsuit brought by Medytox, Inc. (“Medytox”) alleging, among other things, that Daewoong stole Medytox’s botulinum toxin bacterial strain and that Daewoong misappropriated certain trade secrets of Medytox, including the process used to manufacture ABP-450 (the “Superior Court Medytox Litigation”). The lawsuit was stayed pending resolution of a civil lawsuit against Daewoong brought by Medytox in South Korea (the “Korea Litigation”). Effective February 18, 2021, Evolus, Medytox and Allergan entered into a settlement agreement pursuant to which Medytox agreed to dismiss the Superior Court Medytox Litigation. On February 23, 2021, the Superior Court Medytox Litigation was dismissed.

Medytox Litigation

The Company and Daewoong were named as defendants in a lawsuit brought by Medytox in the United States District Court for the Central District of California in May 2021 (the “Medytox Litigation”), alleging, among other things, that Daewoong stole Medytox’s botulinum toxin bacterial strain (the “BTX strain”), and misappropriated certain trade secrets of Medytox, including the process used to manufacture ABP-450 using the BTX strain, and that the Company’s and Daewoong’s activities conducted in the United States give rise to liability for misappropriation of trade secrets. Medytox seeks, among other things, (i) actual, consequential and punitive damages, (ii) a reasonable royalty, as appropriate, (iii) disgorgement of any proceeds or profits, (iv) injunctive relief prohibiting the Company from using Medytox’s trade secrets to manufacture, offer to sell, or sell therapeutic BTX products, including ABP-450, and (v) attorneys’ fees and costs. The Company is unable to determine the likelihood of success of Medytox’s claims against the Company, and an estimate of the possible loss or range of loss cannot be made. While the Company is entitled to indemnity under the Daewoong Agreement, the indemnity may not be sufficient. An adverse ruling by the United States District Court against either the Company or Daewoong could materially adversely affect the Company’s ability to carry out its business and which would have a material adverse effect on the Company’s business, financial position, results of operations, or cash flows and could also result in reputational harm.

Effective June 21, 2021, the Company and Medytox entered into a settlement and license agreement pursuant to which, among other things, Medytox agreed (a) to dismiss all claims against the Company in the Medytox Litigation, (b) to pursue dismissal of the appeals related to the December 2020 final determination of the United States International Trade Commission and agreed that as a result of such dismissal the final determination would be vacated, (c) to file appropriate documents in the Korea Litigation and related actions in support of the terms of the settlement, and (d) not to revive or otherwise pursue the Superior Court Medytox Litigation with respect to the Company; the Company and Medytox agreed to enter into a share issuance agreement pursuant to which the Company issued 26,680,511 shares of the Company’s common stock, par value $0.0001 per share, to Medytox; and the Company agreed to pay Medytox single-digit royalties on the net sales of licensed products for 15 years. In the event the shares of common stock the Company issued to Medytox represent less than 10% of the Company’s total outstanding shares immediately following the closing of its initial public offering (the “Target Ownership”), the Company will issue additional shares of common stock to Medytox sufficient to cause Medytox to achieve the Target Ownership.  On June 28, 2021, the claims against the Company in the Medytox Litigation were dismissed with prejudice.

US-DOCS\125322156.5

AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

Note 10.    Income Taxes

The Company’s income (loss) before income taxes was entirely generated from its U.S. operations. The (benefit) provision for income taxes for the years ended December 31, 2019 and 2020 was as follows (in thousands):

	Year Ended December 31,
	2019	2020
Current:
Federal	$—	$—
State	—	—
Total current	—	—
Deferred:
Federal	(10,019)	—
State	(4,626)	—
Total deferred	(14,645)	—
Total income tax benefit	$(14,645)	$—

As of December 31, 2019, the Company had federal net operating loss (“NOL”) carryforwards of $109.2 million. As of December 31, 2020, the Company had gross federal NOL carryforwards of $50.4 million, of which $1.5 million will carryforward indefinitely and $48.9 million will begin to expire in 2036 if not utilized. The Company had state NOLs of $30.3 million and zero as of December 31, 2019 and 2020, respectively. The federal and state NOL carryforwards in the income tax returns filed include uncertain tax benefits. The deferred tax assets recognized for those NOLs are presented net of these uncertain tax benefits.

As of December 31, 2019 and 2020, the Company had federal research and development (“R&D”) credit carryforwards of $0.1 million and $0.4 million, respectively, which will begin to expire in 2039. As of December 31, 2019 and 2020, the Company also had California R&D credit carryforwards of $0.1 million and $0.4 million, respectively, which have an indefinite carryforward period. The deferred tax assets recognized for these R&D credits are presented net of uncertain tax benefits.

In general, if the Company experiences a greater than 50 percentage point aggregate change in ownership of certain significant stockholders over a three-year period (a “Section 382 ownership change”), utilization of its pre-change NOL carryforwards and the R&D credit carryforwards is subject to an annual limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, and similar state laws. The annual limitation generally is determined by multiplying the value of the Company’s stock at the time of such ownership change, subject to certain adjustments, by the applicable long-term tax-exempt rate. Such limitations may result in expiration of a portion of the NOL carryforwards and R&D credit carryforwards before utilization and may be material. As of December 31, 2020, the Company has not determined to what extent a potential ownership change will impact the annual limitation that may be placed on the Company’s utilization of its NOL carryovers and R&D credit carryforwards.

US-DOCS\125322156.5

AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

The components of deferred tax assets and liabilities were as follows (in thousands):

	December 31,
	2019	2020
Deferred tax assets:
Accrued compensation	$127	$348
Other accrued expenses	—	26
Stock compensation	1,456	2,661
Start-up costs and other intangibles	4,864	5,917
Net operating losses	24,701	6,404
Other	23	15
	31,171	15,371
Less: valuation allowance	(14,893)	(15,371)
Total deferred tax assets	16,278	—
Deferred tax liabilities:
Subsidiary outside basis	(16,278)	—
Total deferred tax liabilities	(16,278)	—
Net deferred income taxes	$—	$—

A reconciliation of the difference between the (benefit) provision for income taxes and income taxes at the statutory U.S. federal income tax rate is as follows:

	December 31,
	2019	2020
Income tax at statutory rate	21.0%	21.0%
State income taxes, net of federal benefit	(2.5)%	(—)%
Change in contingent consideration	0.8%	(—)%
Convertible notes	1.2%	(3.5)%
Extinguishment of debt	(—)%	(7.2)%
Distribution of AC HoldCo interests	(—)%	(12.7)%
Gain on PPP loan forgiveness	(—)%	0.1%
Stock compensation	0.4%	(0.5)%
Outside basis	(2.8)%	(—)%
Change in valuation allowance	(28.3)%	3.6%
Other	0.1%	(0.8)%
Effective tax rate	(10.1)%	(—)%

A reconciliation of unrecognized tax benefits at the beginning and end of 2019 and 2020 is as follows (in thousands):

	December 31,
	2019	2020
Balance, beginning of year	$2,435	$226
Increases due to current year tax positions	226	4,763
Decreases due to prior year tax positions	(2,435)	—
Balance, end of year	$226	$4,989

The Company has considered the amounts and probabilities of the outcomes that can be realized upon ultimate settlement with the tax authorities and determined unrecognized tax benefits primarily related to credits should be established as noted in the summary rollforward above. The Company’s effective income tax rate would not be impacted if the unrecognized tax benefits are recognized. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.

US-DOCS\125322156.5

AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

The Company’s policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense. There were no accrued interest and penalties associated with uncertain tax positions as of December 31, 2020. The Company’s tax returns for all years since inception are open for audit.

The Company measures deferred tax assets and liabilities using enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid.

On March 27, 2020, the President of the United States signed the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) into law. The CARES Act includes several significant provisions for corporations, including the usage of net operating losses, interest deductions and payroll benefits. On December 27, 2020, the President of the United States signed into the law the Consolidated Appropriations Act, 2021, which includes certain business tax provisions. The enactment of the CARES Act and the Consolidated Appropriations Act, 2021 did not have a material impact on the Company’s financial statements.

Note 11.    Convertible Preferred Stock

As of December 31, 2020 and March 31, 2021, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue up to 44,666,035 shares of preferred stock at a par value of $0.0001 per share. The Company has the following convertible preferred stock issued and outstanding at December 31, 2019 and 2020 and March 31, 2021:

	Shares Authorized	Shares Issued and Outstanding	Per Share Preference	Preferential Liquidation Value (in thousands)	Carrying Value, Net of Issuance Costs (in thousands)
Series
Series A	7,393,333	2,505,508	$5.4779	$13,725	$13,819
Series A-1	4,107,414	—	$5.4779	—	—
Series A-2	4,846,750	4,846,750	$5.4779	26,550	26,379
Series B	20,520,678	6,244,395	$7.3097	45,645	43,896
Series B-1	136,805	—	$7.3097	—	—
Series B-2	7,661,055	7,661,055	$7.3097	56,000	53,855
	44,666,035	21,257,708		$141,920	$137,949

The holders of the convertible preferred stock have various rights and preferences as follows:

Voting Rights

The holders of each share of convertible preferred stock have the right to one vote for each share of common stock into which such preferred stock could be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock. Each holder of convertible preferred stock is entitled to vote, together with holders of common stock, with respect to any question upon which holders of common stock have the right to vote.

Election of Directors

The holders of Series A and Series A-2 convertible preferred stock, voting together as a single class are entitled to elect one director of the Company. The holders of Series B and Series B-2 convertible preferred stock, voting together as a single class, are entitled to together elect one director of the Company. The holders of the convertible preferred stock and common stock (voting together as a single class and not as separate series, and with the preferred stock voting on an as-converted basis using then-effective conversion prices) are entitled to elect any remaining directors of the Company.

US-DOCS\125322156.5

AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

Dividends

The holders of shares of Series B, Series B-1 and Series B-2 convertible preferred stock are entitled to non-cumulative dividends, out of any assets legally available therefor, on a pari passu basis and prior and in preference to any declaration or payment of any dividend on the Series A, Series A-1 and Series A-2 convertible preferred stock, or common stock of the Company, at the rate of $0.5847768 per calendar year for each share of Series B, Series B-1 and Series B-2 convertible preferred stock, payable when, as and if declared by the Board of Directors.

The holders of shares of Series A, Series A-1 and Series A-2 convertible preferred stock are entitled to non-cumulative dividends, out of any assets legally available therefor, on a pari passu basis and prior and in preference to any declaration or payment of any dividend on the common stock of the Company, at the rate of $0.4382 per calendar year for each share of Series A, Series A-1 and Series A-2 preferred stock, payable when, as and if declared by the Board of Directors.

Declared but unpaid dividends with respect to a share of preferred stock shall, upon conversion of such share to common stock, be paid to the extent assets are legally available therefor in cash. As of March 31, 2021, no cash dividends have been declared to date. During 2020, the Company distributed in-kind dividends to its stockholders. See Note 4, “Contribution and Distribution of Evolus, Alphaeon Credit and Zelegent” for more information on the distribution of in-kind dividends.

Liquidation

In the event of any liquidation event, the holders of Series B-2 convertible preferred stock would be entitled to receive, on a pari passu basis and prior and in preference to any distribution of the proceeds of such liquidation event (“Proceeds”) to the holders of Series A-2 convertible preferred stock, Series B convertible preferred stock, Series B-1 convertible preferred stock, Series A convertible preferred stock, Series A-1 convertible preferred stock and common stock, an amount per share equal to the Series B original issue price of $7.3097 per share, plus declared but unpaid dividends on each such share (the “Series B-2 Liquidation Preference”).

Subject to the payments set forth above, in the event of any liquidation event, the holders of Series A-2 convertible preferred stock would be entitled to receive, on a pari passu basis and prior and in preference to any distribution of the Proceeds of such liquidation event to the holders of Series B convertible preferred stock, Series B-1 convertible preferred stock, Series A convertible preferred stock, Series A-1 convertible preferred stock and common stock, an amount per share equal to the Series A original issue price of $5.4779 per share, plus declared but unpaid dividends on each such share (the “Series A-2 Liquidation Preference”).

Subject to the payments set forth above, in the event of any liquidation event, the holders of Series B convertible preferred stock and Series B-1 convertible preferred stock would be entitled to receive, on a pari passu basis and prior and in preference to any distribution of the Proceeds of such liquidation event to the holders of Series A convertible preferred stock, Series A-1 convertible preferred stock and common stock, an amount per share equal to the Series B original issue price of $7.3097 per share, plus declared but unpaid dividends on each such share (the “Series B Liquidation Preference”).

Subject to the payments set forth above, the holders of Series A convertible preferred stock and Series A-1 convertible preferred stock would be entitled to receive, on a pari passu basis and prior and in preference to any distribution of the Proceeds of such Liquidation Event to the holders of common stock, an amount per share equal to the Series A issue price of $5.4779, plus declared but unpaid dividends on each such share (the “Series A Liquidation Preference”).

Upon the completion of the distributions above, the remaining Proceeds available for distribution to stockholders, if any, would be distributed ratably among the holders of convertible preferred stock and common stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of convertible preferred stock were converted into common stock at the then effective conversion price.

US-DOCS\125322156.5

AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

Conversion

Each share of convertible preferred stock can be converted, at the option of the holder thereof, at any time after the date of issuance of such share into such number of fully paid and non-assessable shares of common stock. The conversion rate is 1:1 initially.

Each share of convertible preferred stock would automatically convert into shares of common stock based on the applicable conversion rate at the time in effect upon the earlier of (A) immediately prior to the closing, and conditioned upon such closing, of the sale of the Company’s common stock in an underwritten public offering at a public offering price per share of not less than (w) $7.3097 minus the sum of (x) the fair market value of the per unit membership interest of A1, as determined by the Board of Directors of this Corporation in good faith (the “A-1 Per Unit Price”) plus (y) the fair market value of the per unit membership interest of AC HoldCo, as determined by the Board of Directors of this Corporation in good faith (the “AC Per Unit Price”) plus (z) the fair market value of the per unit membership interest of Z HoldCo, as determined by the Board of Directors of this Corporation in good faith (together with the A-1 Per Unit Price and the AC Per Unit Price, the “Aggregate Spin-Out Value”), and yielding net proceeds (after discounts and commissions) to the Corporation of at least $50 million, or (B) on the date specified by affirmative vote at a meeting or by written consent from the holders of at least two-thirds of the convertible preferred stock then outstanding, voting as a single class on an as-converted-to-common stock basis (the “Preferred Supermajority”).

In the event that the Preferred Supermajority enacts a conversion of the Series A Preferred Stock in conjunction with the consummation of an initial public offering of the common stock in which the public offering price per share of the common stock (the “IPO Per Share Price”) is less than 71.4286% of the then effective per share Series A-2 Liquidation Preference (the “Adjusted Series A-2 Preference Amount”), then the number of shares of common stock issuable with respect to each share of Series A convertible preferred stock, each share of Series A-1 convertible Preferred Stock and each share of Series A-2 convertible preferred stock will be equal to the greater of (A) the quotient obtained by dividing (x) the Adjusted Series A-2 Preference Amount by (y) the IPO Per Share Price, or (B) the quotient obtained by dividing the Series A original issue price of $5.4779 per share by the applicable conversion price for such series of the Series A Preferred Stock, each as in effect on the date of effective conversion.

In the event of an automatic conversion in conjunction with the consummation of an initial public offering of the common stock in which the IPO Per Share Price is less than the Series B original issue price of $7.3097 per share, then the applicable conversion price for the Series B convertible preferred stock, the Series B-1 convertible preferred stock and the Series B-2 convertible preferred stock for purposes of the approved conversion shall be the IPO Per Share Price, rounded to the nearest whole cent with one-half cent rounded up.

Redemption

The convertible preferred stock is not redeemable. The Company has classified the convertible preferred stock as temporary equity on the accompanying consolidated balance sheets as these shares could be redeemed upon the occurrence of certain change in control events that are outside of the Company’s control.

Convertible Preferred Stock Warrants

Pursuant to the terms of the Company’s Bridge Note, in 2016 the Company issued Longitude warrants to purchase 342,011 shares of the Company’s Series B convertible preferred stock at an exercise price of $7.3097 per share. The warrants are exercisable, in whole or in part, from the date of issuance and expire on May 31, 2023. See Note 6, “Related Party Transactions” for a discussion of the preferred stock warrants. Upon the completion of the IPO, the warrant would automatically convert into a warrant to purchase shares of common stock.

Note 12.    Common Stock

As of December 31, 2019 and 2020 and March 31, 2021, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue up to 207,450,050 shares of common stock at a par value of $0.0001 per share. As of December 31, 2019 and 2020 and March 31, 2021, 112,167,666 shares were issued and 112,144,845 shares were outstanding. The holders of common stock are entitled to receive dividends whenever funds are legally

US-DOCS\125322156.5

AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

available, when and if declared by the Company’s Board of Directors, subject to the prior rights of the holders of the Company’s convertible preferred stock. As of March 31, 2021, no cash dividend has been declared to date. During 2020, the Company distributed in-kind dividends to its stockholders. See Note 4, “Contribution and Distribution of Evolus, Alphaeon Credit and Zelegent” for more information on the distribution of in-kind dividends. Each share of common stock is entitled to one vote.

The number of authorized shares of common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of preferred stock and common stock, voting together as a single class.

As of December 31, 2019 and 2020 and March 31, 2021, the Company had reserved common stock for future issuance as follows:

	December 31,		March 31,
	2019	2020	2021
Conversion of convertible preferred stock	21,257,708	21,257,708	21,257,708
Stock options issued and outstanding	16,205,101	10,516,525	10,516,525
Shares available for future issuance under the stock incentive plan	22,195,424	27,884,000	27,884,000
Convertible preferred stock warrants outstanding	342,011	342,011	342,011
Total common stock reserved	60,000,244	60,000,244	60,000,244

The total common stock reserved does not include shares of common stock issuable upon conversion of the outstanding convertible notes, which amount is not determinable at this time.

Note 13.    Share-based Compensation

Stock Incentive Plans

AEON 2013 Stock Incentive Plan

In 2013, the Company established its 2013 Stock Incentive Plan (the “2013 Stock Incentive Plan”) that, as amended from time to time, provides for the granting of nonqualified stock options, restricted stock and stock appreciation rights to employees, Board of Directors and non-employee consultants. As of December 31, 2020 and March 31, 2021, the aggregate number of shares available for future grant under the 2013 Stock Incentive Plan was 27,884,000 shares.

The 2013 Stock Incentive Plan provides for stock options to be granted with exercise prices not less than the estimated fair value of the Company’s common stock, and incentive options to be granted to individuals owning more than 10% of the total combined voting power of all classes of stock of the Company with exercise prices not less than 110% of the estimated fair value of the Company’s common stock on the date of grant. Stock options granted generally expire ten years after their original date of grant and generally vest between three years to four years with 25% vesting on the first anniversary of the date of grant and then monthly vesting after that. Stock options granted to a 10% stockholder are exercisable up to five years from the date of grant. Restricted stock awards granted generally become fully vested between one to three years.

ABP Sub Inc. 2019 Incentive Award Plan

In June 2019, ABP Sub Inc., the Company’s wholly owned subsidiary, established its 2019 Incentive Award Plan (the “2019 Incentive Award Plan”) that provides for the granting of incentive and nonqualified stock options, restricted stock and stock appreciation rights to its employees, Board of Directors and non-employee consultants. As of December 31, 2020 and March 31, 2021, the aggregate number of shares available for future grant under the 2019 Incentive Award Plan was 9,945 shares and 6,619 shares, respectively. ABP Sub Inc. 2019 Incentive Award Plan has similar grant terms as the Company’s 2013 Stock Incentive Plan.

US-DOCS\125322156.5

AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

Share-based Award Activity

AEON 2013 Stock Incentive Plan

The following table summarizes stock option activity under the Company’s 2013 Stock Incentive Plan:

	December 31,				March 31,
	2019		2020		2021
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	15,805,903	$1.49	16,205,101	$1.44	10,516,525	$1.51
Options granted	1,409,233	1.00	—	—	—	—
Options cancelled	(1,010,035)	1.58	(5,688,576)	1.31	—	—
Outstanding, end of period	16,205,101	1.44	10,516,525	1.51	10,516,525	1.51
Exercisable, end of period	15,934,832	1.45	10,516,525	1.51	10,516,525	1.51

The weighted average fair value of options granted during 2019 was $0.50 per share. The Company did not grant any options during 2020 and the three months ended March 31, 2021. As of December 31, 2020 and March 31, 2021, the weighted average remaining contractual life of options outstanding and options exercisable were 4.6 years and 4.4 years, respectively. The aggregate intrinsic value of options outstanding and options exercisable at December 31, 2020 and March 31, 2021 were $2.5 million. The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying options and the estimated fair value of the Company’s common stock at December 31, 2020 and March 31, 2021.

During 2019 and 2020 and the three months ended March 31, 2020, the Company recognized $0.7 million, $0.1 million and $0.1 million, respectively, of share-based compensation expense related to stock options granted under the 2013 Stock Incentive Plan. As of December 31, 2020 and March 31, 2021, there was no unrecognized compensation expense related to non-vested stock options.

ABP Sub Inc. 2019 Incentive Award Plan

The following table summarizes stock option activity under ABP Sub Inc.’s 2019 Incentive Award Plan:

	December 31,				March 31,
	2019		2020		2021
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	—	$—	15,150	$962.00	27,555	$929.08
Options granted	15,150	962.00	12,405	888.88	3,326	1,008.00
Outstanding, end of period	15,150	962.00	27,555	929.08	30,881	937.58
Exercisable, end of period	—	—	5,821	942.99	6,527	939.40

The weighted average fair value of options granted during 2019, 2020 and the three months ended March 31, 2021 was $601.85, $465.15 and $518.84 per share, respectively. The Company did not grant any options during the three months ended March 31, 2020. As of December 31, 2020, the weighted average remaining contractual life of options outstanding and options exercisable was 9.2 years and 9.1 years, respectively. As of March 31, 2021, the weighted average remaining contractual life of options outstanding and options exercisable was 9.0 years and 8.9 years, respectively. The aggregate intrinsic value of options outstanding and options exercisable at December 31, 2020 and March 31, 2021 was $2.2 million and $0.4 million, respectively. The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying options and the estimated fair value of the ABP Sub Inc.’s common stock at December 31, 2020 and March 31, 2021.

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AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

During 2019 and 2020 and the three months ended March 31, 2020 and 2021, the Company recognized $1.3 million, $3.8 million, $0.5 million and $1.5 million, respectively, of share-based compensation expense related to stock options granted with a corresponding increase in noncontrolling interest. As of December 31, 2020 and March 31, 2021, total unrecognized compensation expense related to non-vested stock options was $9.8 million and $9.3 million, respectively, which is expected to be recognized over the weighted-average remaining requisite service period of 33 months and 30 months, respectively.

During 2020, the Company also recognized $0.9 million of share-based compensation expense related to stock options for services completed by nonemployee consultants prior to the award grant date, with a corresponding increase of $0.8 million in “Other accrued expenses” and $0.1 million in “Other liabilities” in the accompanying consolidated balance sheets. The Company recognized the compensation expense based on the fair value of the award as of December 31, 2020. During the three months ended March 31, 2021, upon granting stock options to the nonemployee consultants, the Company reclassed $0.8 million from “Other accrued expenses” to “Non-controlling interest” in the accompanying consolidated balance sheets.

Share-based Compensation Expense and Valuation Information

The Company accounts for the measurement and recognition of compensation expense for all share-based awards based on the estimated fair value of the awards. The fair value of share-based awards that are expected to vest is amortized on a straight-line basis over the requisite service period. The Company records share‑based compensation expense net of actual forfeitures.

During 2019, the Company recognized share-based compensation expense of $5.3 million, consisting of $4.9 million in selling, general and administrative expenses and $0.4 million in research and development expenses. Included in the total expense recognized in 2019 is $3.3 million related to Evolus employees for the period from January 1, 2019 to May 20, 2019. During 2020, the Company recognized share-based compensation expense of $4.8 million, consisting of $3.5 million in selling, general and administrative expenses and $1.3 million in research and development expenses. During the three months ended March 31, 2020, the Company recognized share-based compensation expense of $0.6 million in selling, general and administrative expenses. During the three months ended March 31, 2021, the Company recognized share-based compensation expense of $1.5 million, consisting of $1.2 million in selling, general and administrative expenses and $0.3 million in research and development expenses.

The fair value of stock options granted under the 2013 Stock Incentive Plan during 2019 was estimated using the following assumptions:

2019
Expected volatility	55.00%
Risk-free interest rate	1.92%
Expected life (in years)	5.30
Expected dividend yield	—

The fair value of stock options under the 2019 Stock Incentive Award Plan was estimated using the following assumptions:

	2019	2020	March 31, 2021
Expected volatility	70.00%	56.00% - 60.00%	56.00%
Risk-free interest rate	1.66%	0.22% - 0.51%	0.79% - 0.95%
Expected life (in years)	6.25	5.30 - 6.25	5.30 - 6.25
Expected dividend yield	—	—	—

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AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 are unaudited)

Fair Value of the Underlying Common Stock.   Since the Company’s common stock is not traded in a public stock market exchange, the Board of Directors considers numerous factors including new business and economic developments affecting the Company and independent appraisals, when appropriate, to determine the fair value of the Company’s common stock. Independent appraisal reports were prepared using valuation techniques, such as discounted cash flow analyses, from which a discount factor for lack of marketability was applied. This determination of the fair value of the common stock was performed on a contemporaneous basis. The Board of Directors determined the Company’s common stock fair value on an as needed basis.

Expected Life.    The expected life is calculated using the simplified method as the Company does not have sufficient historical information to provide a basis for the estimate. The simplified method is based on the average of the vesting tranches and the contractual life of each grant.

Expected Volatility.    The expected volatility is estimated based on a study of selected publicly traded peer companies as the Company does not have any trading history for its common stock. The Company selected the peer group based on similarities in industry, stage of development, size and financial leverage with the Company’s principal business operations. For each grant, the Company measured historical volatility over a period equivalent to the expected life.

Risk-free Interest Rate.    The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues whose term is similar in duration to the expected life of the respective stock option.

Expected Dividend Yield.    The Company has not paid and does not anticipate paying any dividends on its common stock in the foreseeable future. Accordingly, the Company has estimated the dividend yield to be zero.

In addition to the Company’s stock incentive plan, Evolus has its own stock incentive plan under which it derives its stock-based compensation expense. The following assumptions were used by Evolus to estimate the fair value of the stock options Evolus granted from January 1, 2019 to May 20, 2019:

Expected volatility	59.30%
Risk-free interest rate	2.57%
Expected life (in years)	6.18
Expected dividend yield	—

The following summarizes the Black-Scholes input methodology used for Evolus stock options that differs from the methodology the Company used for its options.

Fair Value of the Underlying Common Stock.    The fair value for Evolus’ underlying common stock is determined using the fair value of the grant date price as reported on the Nasdaq Global Select Market.

Expected Life.    Evolus estimates the expected life of options with consideration of vesting date, contractual term, and historical experience for exercise and post-vesting employment or contractual termination behavior after its common stock has been publicly traded. The expected life of “plain vanilla” options is estimated based on the midpoint between the vesting date and the end of the contractual term under the simplified method.

Note 14.    Subsequent Events

The Company has evaluated subsequent events for the financial statements as of and for the year ended December 31, 2020 and as of and for the three months ended March 31 2021, through June 7, 2021, the date the financial statements were issued. The Company further evaluated subsequent events for disclosure purposes in these financial statements as of and for the year ended December 31, 2020 and as of and for the three months ended March 31, 2021, through July 19, 2021.  After review and evaluation, management has concluded that there were no material subsequent events as of the date that the financial statements were available to be issued, other than as disclosed within the accompanying notes to the consolidated financial statements.

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Shares

Common Stock

PRELIMINARY PROSPECTUS

Wells Fargo Securities	Cantor
Mizuho Securities
H.C. Wainwright & Co.

, 2021

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by the registrant in connection with the sale of common stock being registered. All amounts shown are estimates except for the U.S. Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Approval, or FINRA, filing fee and the Nasdaq listing fee:

Amount Paid or To Be Paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*	To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102 of the Delaware General Corporation Law, or DGCL, permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation to be effective in connection with the completion of this offering provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

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Our amended and restated bylaws to be effective in connection with the completion of this offering provide that we will indemnify, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any of our directors or officers who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding by reason of the fact that he or she, or a person for whom he or she is our legal representative, is or was one of our directors or officers or, while serving as one of our directors or officers, is or was serving at our request as a director, officer, employee or agent of another entity, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such action, suit or proceeding. We will be required to indemnify a person in connection with any such action, claim or proceeding initiated by such person only if action, claim or proceeding was authorized in the specific case by our board of directors. We will similarly have the power to indemnify any of our employees or agents who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was our employee or agent or is or was serving at our request as a director, officer, employee or agent of another entity. To the fullest extent not prohibited by applicable law, our amended and restated bylaws will also require that we pay the expenses (including attorneys’ fees) incurred by any of our officers or directors, and permit us to pay the expenses incurred by any of our other employees or agents, in defending any such action, claim or proceeding in advance of its final disposition; provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition will be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under our amended and restated bylaws or otherwise.

Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Please read “Item 17. Undertakings” for more information on the SEC’s position regarding such indemnification provisions.

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ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since January 1, 2018, we have made sales of the following unregistered securities:

(a) Issuances of Capital Stock

In 2018, we settled the total outstanding principal amount of previously issued convertible promissory notes, or a total of $56.3 million in principal amount, of which $48.3 million was paid in cash and $8.0 million was settled by us distributing to the holders of the notes a total of 573,888 shares of Evolus, Inc. common stock previously owned by us. In 2019, we settled all of our outstanding convertible promissory note obligations of $84.4 million plus accrued interest of $3.5 million, of which $62.7 million was paid in cash and $25.2 million was settled by us distributing to the holders of the notes a total of 1,307,940 shares of Evolus, Inc. common stock previously owned by us.

In December 2019, we issued an aggregate of $10.0 million in principal amount of convertible promissory notes to certain of our investors.

In January 2020, we settled outstanding indebtedness and, in exchange, issued an aggregate of $17.5 million in principal amount of convertible promissory notes to one of our investors.

In August 2020, September 2020 and May 2021, we issued an aggregate of $30.0 million in principal amount of convertible promissory notes to one of our investors.

No underwriters were involved in the foregoing issuances of securities. The securities described in the paragraph above were issued to accredited investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

(b) Grants of Stock Options and Restricted Stock

Since January 1, 2018, we have granted stock options to certain of our employees, consultants and directors in connection with services provided to us by such persons:

•

In January 2018, we granted stock options to purchase an aggregate of 450,000 shares of our common stock at a weighted average exercise price of $1.00, of which 150,000 subsequently terminated by their terms.

•	In April 2018, we granted stock options to purchase an aggregate of 300,000 shares of our common stock at a weighted average exercise price of $1.00.
•	In June 2019, we granted stock options to purchase an aggregate of 1,409,233 shares of our common stock at a weighted average exercise price of $1.00.

No stock options have been exercised since January 1, 2018.

The issuances of stock options and the restricted shares of common stock described in this paragraph (b) were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.

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ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1#	Fourth Amended and Restated Certificate of Incorporation of the Registrant, currently in effect

3.1(a)#	Certificate of Amendment No. 1 to Fourth Amended and Restated Certificate of Incorporation of the Registrant, dated December 18, 2019

3.1(b)#	Certificate of Amendment No. 2 to Fourth Amended and Restated Certificate of Incorporation of the Registrant, dated January 8, 2020

3.1(c)#	Certificate of Amendment No. 3 to Fourth Amended and Restated Certificate of Incorporation of the Registrant, dated September 30, 2020

3.2*	Form of Amended and Restated Certificate of Incorporation, to become effective upon closing of this offering

3.3#	Amended and Restated Bylaws of the Registrant, as currently in effect

3.3(a)#	Amendment No. 1 to Amended and Restated Bylaws of the Registrant, dated July 26, 2016

3.4*	Form of Amended and Restated Bylaws of the Registrant, to become effective upon closing of this offering

4.1#	Warrant to Purchase Series B Preferred Stock

4.2*	Amended and Restated 2019 Promissory Note, effective as of June 19, 2019, issued to Dental Innovations BVBA

4.3#	Form of 2019 Promissory Note

4.3(a)*	Amendment No. 1 to Form of 2019 Promissory Note, dated September 30, 2020

4.4#	Form of Letter Agreement, dated January 8, 2020, amending 2019 Promissory Note

4.5#	Promissory Note, dated as of January 2, 2020, issued to Strathspey Crown Holdings Group, LLC

4.5(a)*	Amendment No. 1 to Promissory Note, dated as of September 30, 2020, issued to Strathspey Crown Holdings Group, LLC

4.6*	Form of Promissory Note issued to Daewoong Pharmaceutical Co., Ltd.

4.6(a)*	Form of Amendment to Promissory Note issued to Daewoong Pharmaceutical Co., Ltd., dated May 10, 2021

4.7#	Third Amended and Restated Investors’ Rights Agreement, dated April 19, 2017, by and among the Registrant and the investors listed therein

4.7(a)*	Amendment No. 1 to Third Amended and Restated Investors’ Rights Agreement

5.1*	Opinion of Latham & Watkins LLP

10.1+#	Amended and Restated 2013 Stock Incentive Plan

10.1(a)+#	First Amendment to Amended and Restated 2013 Stock Incentive Plan

10.2+#	Form of Stock Option Agreement under the Registrant’s Amended and Restated 2013 Stock Incentive Plan

10.3*	Form of Indemnification Agreement between the Registrant and its directors and officers

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Exhibit Number	Description of Document

10.4*+	Form of the Registrant’s 2021 Equity Incentive Plan

10.5*+	Form of Stock Option Agreement under the Registrant’s 2021 Equity Incentive Plan

10.6*+	Form of Restricted Stock Unit Award Agreement under the Registrant’s 2021 Equity Incentive Plan

10.7*+	Form of the Registrant’s 2021 Employee Stock Purchase Plan

10.8*+	Form of Amended and Restated Employment Agreement, by and between the Registrant and Marc Forth

10.9*+	Form of Amended and Restated Employment Agreement, by and between the Registrant and Chris Carr

10.10* +	Form of the Registrant’s Non-Employee Director Compensation Program

10.11§#	License and Supply Agreement, dated as of December 20, 2019, by and between Daewoong Pharmaceutical Co., Ltd. and the Registrant

10.12+~#	Master Intercompany Shared Services Agreement, dated as of August 19, 2019, by and between the Registrant and Strathspey Crown Limited, LLC
10.13	Settlement and License Agreement dated June 21, 2021 by and between the Registrant and Medytox, Inc.

10.14	Registration Rights Agreement dated June 21, 2021 by and between the Registrant and Medytox, Inc.

21.1#	List of Subsidiaries of Registrant

23.1*	Consent of Independent Registered Public Accounting Firm

23.2*	Consent of Latham & Watkins, LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included in the signature page to this registration statement)

99.1#	Consent of Eric Carter to be Named as a Director Nominee

99.2#	Consent of Hans Keirstead to be Named as a Director Nominee

*	To be filed by amendment.
§

Certain portions of this exhibit (indicated by “***”) have been omitted pursuant to confidential treatment pursuant to Item 601(b)(10)(iv) of Regulation S-K promulgated by the SEC because they are both not material and the type of information that the Registrant treats as private or confidential. The Registrant hereby agrees to furnish supplementally to the SEC, upon its request, an unredacted copy of this exhibit.

#	Previously filed.
+	Indicates a management contract or compensatory plan.
~

Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit or schedule upon request by the SEC.

(b)	Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

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ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the completion specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Irvine, California, on                  , 2021.

AEON Biopharma, Inc.

By:
Marc Forth Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Marc Forth and Chris Carr, and each of them, as his or her true and lawful attorneys-in-fact, proxies and agents, each with full power of substitution and resubstitution and full power to act without the other, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Marc Forth	Chief Executive Officer (Principal Executive Officer)

Chris Carr	Chief Financial Officer (Principal Accounting and Financial Officer)

Simone Blank	Director

Jost Fischer	Director

Robert E. Grant	Director

Vikram Malik	Director

Darren O’Brien	Director

Richard H. Taketa	Director

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